Form 20-F
period 2002-12-31
CLP POWER HONG KONG LTD
filed 2003-06-26
CIK 1016049

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

     ☐     Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

     ☒     Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002.

or

     ☐     Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from                                      to

Commission file number 000-29216

CLP Power Hong Kong Limited

(Exact Name of Registrant as Specified in Its Charter)

(Translation of Registrant’s Name Into English)

Hong Kong

(Jurisdiction of Incorporation or Organization)

147 Argyle Street, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered

None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

(Title of Class)

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

7½% Notes due April 15, 2006

(Title of Class)

     Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

2,488,320,000 Ordinary Shares of HK$5 each

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

     Yes       [x]       No

     Indicate by check mark which financial statement item the registrant has elected to follow.

     Item 17       [x]       Item 18

     (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS.)

     Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes                   No

FORWARD LOOKING STATEMENTS IN THIS ANNUAL REPORT
MAY NOT BE ACCURATE

     This annual report includes forward-looking statements regarding our financial condition and business strategy which include certain matters discussed under Item 5. “Operating and Financial Review and Prospects” and Item 11. “Quantitative and Qualitative Disclosures About Market Risk” and in other places in this annual report. The forward-looking statements can be identified by the use of terminology such as “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “plan”, “intend”, “expect” or other similar expressions. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that these expectations and projections are reasonable, these forward-looking statements inherently involve risks and uncertainties.

     We undertake no obligation to publicly update or revise any forward-looking statements for any revision, even if new information becomes available or other events occur in the future. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

     We publish our financial statements in Hong Kong dollars. For the convenience of the reader, we have translated Hong Kong dollar amounts into U.S. dollars in certain portions of this annual report at a rate of HK$7.7988 = US$1.00. This rate was the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2002. The translation does not mean that Hong Kong dollars could actually be converted into U.S. dollars at that rate.

     The following tables show the noon buying rates expressed in Hong Kong dollars per U.S. dollar for the periods indicated below.

	Average	At Period
Year Ended	Rate (1)	End

September 30, 1998	7.7448	7.7492
September 30, 1999	7.7538	7.7679
December 31, 1999 (October 1, 1999 to December 31, 1999)	7.7698	7.7740
December 31, 2000	7.7936	7.7999
December 31, 2001	7.7996	7.7980
December 31, 2002	7.7996	7.7988

(1)	Represent the average of the noon buying rates on the last day of each month during the period.

			At
			Period
Month Ended	High	Low	End

	(HK$ per US$1.00)
December 31, 2002	7.7992	7.7980	7.7988
January 31, 2003	7.8001	7.7988	7.8001
February 28, 2003	7.8000	7.7989	7.7991
March 31, 2003	7.7995	7.7987	7.7995
April 30, 2003	7.7998	7.7991	7.7991
May 31, 2003	7.7995	7.7985	7.7987
June 2003 (through June 16, 2003)	7.7993	7.7983	7.7991

A.     Selected Financial Data

     We are a wholly owned subsidiary of CLP Holdings Limited, which is referred to as CLP Holdings in this annual report. Effective in 1999, our financial year end has been changed from September 30 to December 31. The table below sets forth our selected financial data for (i) the years ended September 30, 1998 and 1999, (ii) a 3-month period ended December 31, 1999 and (iii) the years ended December 31, 2000, 2001 and 2002. Such data have been derived from our financial statements, which have been prepared in conformity with Hong Kong generally accepted accounting principles, or Hong Kong GAAP, modified as necessary to comply with the terms of the Scheme of Control Agreement, which is referred to as the Scheme of Control in this annual report. We entered into the Scheme of Control in 1964 with the Government of Hong Kong and certain other parties to govern our electricity-related financial affairs. In addition, such data have been reconciled with U.S. generally accepted accounting principles, or U.S. GAAP, and presented in compliance with Item 17 of Form 20-F under the Exchange Act of 1934, as amended.

     The following information should be read in conjunction with Item 5. “Operating and Financial Review and Prospects” and the financial statements and the related notes to those statements included in Item 17. “Financial Statements” in this annual report.

     Prior to our Group reorganization in 1998 whereby we became a wholly owned subsidiary of CLP Holdings, we were a parent company with several consolidated subsidiaries. After the reorganization, we became the wholly owned subsidiary of CLP Holdings. We report our financial statements on a non-consolidated basis as permitted by an exemption available under Hong Kong GAAP for a company that is a wholly owned subsidiary company at the end of its financial year.

			Three Months	Years Ended
	Years Ended		Ended	December 31,
	September 30,		December 31,
	1998	1999	1999	2000	2001	2002

	HK$	HK$	HK$	HK$	HK$	HK$	US$
			(in millions, except for per share data)
Income Statement Information:
Hong Kong GAAP(1)
Turnover(2)	24,132	24,327	5,965	25,512	26,105	27,246	3,494
Operating Expenses
Purchases of electricity from CAPCO	9,481	9,739	2,439	9,735	9,815	10,191	1,307
Purchases of nuclear electricity	3,645	4,071	764	4,587	5,013	4,976	638
Pumped storage service fee	491	474	116	457	424	419	54
Staff costs	572	541	126	609	592	619	79
Other operating costs	582	655	150	731	892	522	67
Depreciation	1,262	1,339	354	1,463	1,598	1,723	221

	16,033	16,819	3,949	17,582	18,334	18,450	2,366

Operating profit	8,099	7,508	2,016	7,930	7,771	8,796	1,128
Finance costs	(186)	(202)	(45)	(195)	(161)	(94)	(12)
Finance income	18	21	1	18	1	—	—
Surplus arising from group reorganization	2,370 (3)	—	—	—	—	—	—

Profit before taxation	10,301	7,327	1,972	7,753	7,611	8,702	1,116
Taxation	(916)	(790)	(233)	(848)	(537)	(853)	(109)
Transfers under Scheme of Control(4)	(1,714)	(1,346)	(441)	(1,629)	(1,506)	(1,643)	(211)

Net earnings	7,671	5,191	1,298	5,276	5,568	6,206	796

Number of shares in issue (million shares)	2,488.32	2,488.32	2,488.32	2,488.32	2,488.32	2,488.32	2,488.32
Earnings per share of common stock	3.08	2.09	0.52	2.12	2.24	2.49	0.32
Dividends per share of common stock	7.55	2.08	0.53	2.12	2.18	2.49	0.32
Dividends per share of common stock (US$)	0.97	0.27	0.07	0.27	0.28	0.32
U.S. GAAP Net Earnings	5,715	5,379	1,364	5,432	5,634	6,323	811

(1)	Certain comparative figures have been reclassified to comply with Hong Kong GAAP. Hong Kong GAAP has been modified as necessary to comply with the Scheme of Control, see Note 1 to our financial statements included in Item 17. “Financial Statements” in this annual report.

(2)	Turnover represented sale of electricity based on actual and accrued consumption derived from meter readings during the period, other electricity-related revenue and dividend income from jointly controlled entities.

(3)	The surplus arising from group reorganization that occurred in 1998 represents distribution of all of the retained profits of our subsidiaries as at January 5, 1998 to us as part of the group reorganization and a net realized gain arising from the transfer of our subsidiaries to CLP Holdings, our sole owner.

(4)	Transfers under the Scheme of Control comprise (i) the difference between the permitted return and the Scheme of Control profit being transferred to or from the Scheme of Control development fund, (ii) the amount of deferral premium in relation to units 7 and 8 of the Black Point Power Station charged to the special provision account, and (iii) a charge of 8% per annum on the sum of the average balances of the Scheme of Control development fund and the special provision account being credited to a rate reduction reserve to be applied as rebates to customers. See Item 4. “Information on the Company - Scheme of Control”.

	As of September 30,		As of December 31,

	1998	1999	1999	2000(2)	2001(2)	2002

	HK$	HK$	HK$	HK$	HK$	HK$	US$

(in millions)

Balance Sheet Information:
Hong Kong GAAP(1):
Other assets	3,309	2,627	2,071	2,342	2,269	2,204	282
Fixed assets	27,280	28,415	28,632	30,358	33,203	36,279	4,652
Investments in jointly controlled entities	3,916	3,988	4,144	4,365	4,661	5,259	674

Total assets	34,505	35,030	34,847	37,065	40,133	43,742	5,608

Current liabilities (3)	5,399	5,690	4,281	5,000	5,906	6,723	862
Term loans (deferred portion)	2,545	2,403	2,375	2,356	3,846	6,183	792
Deferred taxation	2,759	2,915	2,920	3,110	3,391	3,721	477
Other long-term liabilities	2,682	3,308	3,573	4,060	4,382	4,562	585
Shareholders’ equity	21,120	20,714	21,698	22,539	22,608	22,553	2,892

Total liabilities and shareholders’ equity	34,505	35,030	34,847	37,065	40,133	43,742	5,608

U.S. GAAP:
Shareholders’ equity	21,312	21,094	22,016	22,077	22,205	22,236	2,851

(1)	Certain comparative figures have been reclassified to comply with Hong Kong GAAP. Hong Kong GAAP has been modified as necessary to comply with the Scheme of Control, see Note 1 to our financial statements included in Item 17. “Financial Statements” in this annual report.

(2)	Comparatives figures in 2000 and 2001 have been adjusted as required upon the initial adoption of the new Hong Kong Statement of Standard Accounting Practice on “Employee Benefits” in 2002. See Notes 1 and 14 to the financial statements of CLP Power Hong Kong Limited under Item 17.

(3)	Current liabilities include the current portion of term loans.

			Three
	Years Ended		Months	Years Ended
	September 30,		Ended	December 31,
			December 31,
	1998	1999	1999	2000	2001	2002

Other Information:
Total units of electricity sold (millions of kWh)	25,482	25,621	6,276	27,488	28,531	29,887
Units of electricity sold in Hong Kong (millions of kWh)	24,881	24,988	6,128	26,307	26,950	27,712
Average local tariff(1) (HK¢ per kWh)	87.7	88.6	88.4	88.0	88.0	87.6
Interest coverage (2)	80.9	65.2	67.4	74.8	105.3	134.9
Ratio of earnings to fixed charges (3)
Hong Kong GAAP	45:1	38:1	41:1	40:1	36:1	34:1
U.S. GAAP	36:1	39:1	42:1	41:1	37:1	34:1

(1)	Included special rebates which averaged 1.8 HK¢ per kWh for year 1998 and 2.2 HK¢ per kWh for the other periods set out above.

(2)	Interest coverage is calculated as profit before taxation and interest divided by interest charges.

(3)	For the purpose of calculating ratio of earnings to fixed charges, earnings consist of (i) profit before taxation and fixed charges for us and our consolidated subsidiaries and (ii) distributed income received from less than fifty-percent owned investments. Fixed charges consist of interest expense (including capitalized interest) and amortization of notes charges.

B.     Capitalization and Indebtedness

Not applicable.

C.     Reasons for the Offer and Use of Proceeds

Not applicable.

D.     Risk Factors

     Because we are incorporated in Hong Kong and most of our revenues are derived from operations in Hong Kong, changes in Hong Kong’s political situation may affect the manner in which our business is conducted, as well as business confidence and economic conditions in Hong Kong, which could adversely affect our business.

     From July 1, 1997, Hong Kong ceased to be a Crown Colony of the United Kingdom and became Special Administrative Region of the People’s Republic of China, or China. The basic policies of China regarding Hong Kong are embodied in the Basic Law of the Hong Kong Special Administrative Region, or the Basic Law, which was adopted by the National People’s Congress of the People’s Republic of China on April 4, 1990 and came into effect on July 1, 1997. The Basic Law provides that Hong Kong will have a high degree of legislative, legal and economic autonomy. We, however, cannot assure you that political developments in Hong Kong will not adversely affect our business operations. We cannot predict how various local public interest groups will respond and function under Hong Kong’s future political and economical circumstances or whether or not China will exercise direct influence over Hong Kong. In these events, the economic climate in Hong Kong and our operations may change, which could materially and adversely affect our financial condition and results of operations.

     We generate revenues primarily from provision of electricity to Hong Kong residents and commercial, manufacturing and infrastructure and public services sectors within Hong Kong. Any material adverse developments in Hong Kong’s economy could reduce the growth in the electricity demand in Hong Kong, further defer our capital expenditures and adversely affect our business and results of operations.

     Most of our revenues are derived from our business activities in Hong Kong, which are directly affected by the performance of Hong Kong’s economy. The economy of Hong Kong has in recent years experienced a decline in the high rates of growth experienced in the 1960s, 1970s and 1980s as businesses in Hong Kong have increasingly relocated manufacturing operations to the mainland of China, which is referred to as the Chinese mainland in this annual report, where labor and other fixed costs are generally lower. This has resulted, and is expected to continue to result, in a decline in electricity sales by us to the manufacturing sector and consequently, reduced growth in our sales of electricity in Hong Kong.

     After the cool-down of the information technology fever since mid-2000 and the September 11, 2001 terrorist attacks in the United States, the world economy experienced a difficult period and Hong Kong is also affected by these events. Stock market and property prices experienced declines in Hong Kong. Although Hong Kong’s currency link to the U.S. dollar has been maintained and its financial sector has not seen the widespread problems experienced elsewhere, these events have led to an economic downturn in Hong Kong. This could in turn slow the growth in electricity demand in Hong Kong, leading to pressure to further defer our capital expenditure and adversely affect our revenue.

     In recent months, several economies in Asia, including Hong Kong, have been negatively affected by the outbreak of severe acute respiratory syndrome, or SARS. Some industries in Hong Kong, in particular the tourism and restaurant sectors, were hard hit by the SARS outbreak. The dramatic decline in the business of these industries is expected to have negative effects on the economy of Hong Kong for 2003. The Government of Hong Kong and business communities have taken various measures to stimulate the economic recovery of Hong Kong. While the ultimate impact of SARS is unclear at this time, the effects of these measures are crucial to Hong Kong’s future financial condition and economic developments, which would in turn affect our financial condition and results of operations.

     The electricity-related operations and financial affairs of us and our affiliated company, Castle Peak Power Company Limited, or CAPCO are governed by the current Scheme of Control which is effective until September 30, 2008. Any unfavorable modifications to the Scheme of Control by the Government of Hong Kong following its expiry in 2008 may have an adverse effect on our financial performance.

     The Scheme of Control governs the financial affairs of us and CAPCO insofar as such affairs relate to our and CAPCO’s core electricity-related operations. The current Scheme of Control is effective until September 30, 2008. In accordance with procedures agreed in the Sino-British Joint Liaison Group, or the Joint Liaison Group, which oversaw the transition to China’s rule over Hong Kong, a copy of the Scheme of Control was passed on to China’s representatives of the Joint Liaison Group for comment. Those representatives confirmed that they had no objection to the terms of the Scheme of Control and that the Scheme of Control shall continue to be valid and shall be recognized and protected by the Government of Hong Kong after July 1, 1997. However, the Government has indicated that it will conduct a review of the electricity market with a view of drawing up a broad framework for the development of the electricity supply sector to succeed the current Scheme of Control. Should there be any modification to the Scheme of Control by the Government of Hong Kong following its expiration in 2008 in a manner which would be unfavorable to us and CAPCO, our financial condition could be seriously affected.

     Accidents and natural disasters could prevent operation of our power generating and distribution facilities and prevent us from generating electricity-related revenues or reduce our operating flexibility.

     Our power generating and distribution operations may be affected from time to time by equipment failures, and natural disasters, such as typhoons or floods. Natural disasters could interrupt our power generating, transmission and distribution services leading to decreased revenues, increased maintenance and higher engineering costs. Accidents could interrupt our power generating, transmission and distribution services, subject us to increased liabilities or bring about pressure for greater regulation of our services. Although we have acquired insurance that is consistent with industry practice against such risks, our insurance may not be sufficient to cover our losses or the losses of others, and the insurance may not continue to be available to us on a commercially reasonable basis.

     Our business operations may be adversely affected by the environmental regulations.

     Our operations are subject to a number of laws and regulations relating to environmental protection and safety. The operations may, in particular, be affected by mitigation measures such as those required under the Kyoto Protocol addressing the rising concerns over greenhouse gas emission and global climate change. Although we believe we are in compliance in all material respects with existing environmental laws and regulations, it is possible that additional costs may be incurred or operations of some of our power stations may be affected as a result of new interpretation or revision of existing laws and regulations, enactment of new or more stringent requirements, or evolvement in mitigation measures for global environmental issues. As some risks of environmental costs and liabilities are inherent in our operations, we cannot assure you that material costs and liabilities will not be incurred in the future in this regard.

     Technological advancements in the electricity industry may create competitive pressure in our operations, which may adversely affect our financial conditions and results of operations.

     Development of alternative generating, delivering, storage and application technologies may not only affect the ways we supply our electricity to customers, but also drive for more competition in the power industry. For instance, microturbine, together with other waste heat conversion technologies, are being experimented to provide combined heat and power to electricity customers at high fuel efficiency. Such technological developments may negatively affect our competitive strength, which may adversely affect our business. New technologies take time and require heavy investment to develop and become commercially operational and to cause impacts to our operations. Although our parent company, CLP Holdings, has dedicated resources to monitor technological developments that are of potential relevance to our future business climates, we cannot assure you that the efforts can clear all risks and uncertainties that may be caused by technological advancements worldwide.

     Our business may be harmed, and our financial condition and results of operations may be adversely affected, by changes in general economic and business conditions resulting from the terrorist activities, political unrest and military actions that take place outside Hong Kong.

     We are exposed to the risks of political unrest, war, acts of terrorism and other instability, which can result in disruption to our business or the business of our customers. The following recent events illustrate these risks:

•	On September 11, 2001, terrorist attacks on the United States caused significant loss of life and property damage and disruptions in U.S. markets and in global markets. In light of these events, some South Asian countries and the Middle East area have been considered vulnerable to terrorist activities.

•	Recent announcement of withdrawal by North Korea from the Nuclear Non-Proliferation Treaty and a series of steps taken by North Korea to escalate the dispute with the United States, including restarting a small reactor, test-firing short-range missiles and threatening to test-fire a ballistic missile.

•	Diplomatic and financial responses to the current war between Iraq and the United States and its allies are still being formulated, and any of such responses could materially adversely affect us in ways we cannot predict at this time.

     Occurrence of any similar activity in the future could result in increased volatility in or damage to the global financial markets, which in turn may adversely affect our business and results of operations.

     We have long-term purchase commitments denominated in U.S. dollars and other foreign currencies for our operations and business expansion, and a devaluation of the Hong Kong dollar may increase costs associated with our operations and our capital expansion.

     Although the Hong Kong dollar has been officially linked to the U.S. dollar at the rate of approximately HK$7.80 to US$1.00 since October 17, 1983, we cannot assure you that this, or any linked exchange rate, will be maintained by the Government of Hong Kong in the future. While all of our revenues are denominated in Hong Kong dollars and we have hedged a material portion of our foreign currency exposures through the use of derivative instruments, any devaluation of the Hong Kong dollar in the longer term beyond the available and practicable hedging time span would increase the Hong Kong dollar cost of our future expenditure denominated in U.S. dollars or other foreign currencies, which would adversely affect our financial condition and results of operations.

Item 4. Information on the Company

CLP Power Hong Kong Limited

     Our legal and commercial name is CLP Power Hong Kong Limited. We were established in 1901 in Hong Kong. We changed our name from China Light & Power Company, Limited to the current name on March 5, 1999. Our registered address is 147 Argyle Street, Kowloon, Hong Kong. Our telephone and facsimile numbers are (852) 2678-8111 and (852) 2760-4448 respectively. Our website address is www.clpgroup.com.

     We are engaged in the electricity generation, transmission and distribution business in Hong Kong. We are one of the only two electricity providers in Hong Kong. We do not generate the electricity we sell, but pursuant to several contracts described below in “— Power Purchase from CAPCO” and “— Non-CAPCO Power Purchases/Storage Facilities”, we purchase the electricity from CAPCO, our affiliated company incorporated in Hong Kong and from Guangdong Daya Bay Nuclear Power Station, located in Guangdong Province, China. We supply electricity to Kowloon, the New Territories and a number of outlying islands, including Lantau and Cheung Chau. Our supply area extends to approximately 1,000 square kilometers and covers a population of approximately 5.5 million, including over 2 million customers. We supply approximately 73% of the electricity consumed in Hong Kong.

     We were established in 1901 in Hong Kong to supply electricity to Guangzhou (formerly known as Canton) in the Chinese mainland. In 1903, we established our first power station in Kowloon. In 1964, we entered into a joint venture arrangement with ExxonMobil International Holdings Inc. (formerly known as Esso Eastern Inc.) , a wholly owned subsidiary of Exxon Mobil Corporation (formerly known as Exxon Corporation), to help finance the substantial capital commitments required to build power stations needed in connection with the anticipated rapid economic expansion in Hong Kong in the 1960s and 1970s. This arrangement created a new generating company, Peninsula Electric Power Company Limited, 40% owned by us and 60% owned by ExxonMobil Energy Limited (“ExxonMobil”) (a subsidiary of ExxonMobil International Holdings Inc. and was formerly known as Exxon Energy Limited), to meet our increasing supply requirements. In 1978 and 1981, two more generating companies, Kowloon Electricity Supply Company Limited and CAPCO, were formed respectively under the joint venture arrangement, each of which was owned 60% by ExxonMobil and 40% by us. In 1992, the three generating companies were consolidated under the name of CAPCO with us maintaining our 40% ownership in CAPCO. Concurrently with the establishment of the joint venture arrangement, we and ExxonMobil International Holdings Inc. negotiated a regulatory framework with the Government of Hong Kong formally known as the “Scheme of Control”.

     Our electricity generation, transmission and distribution business is regulated by the Government of Hong Kong pursuant to the Scheme of Control Agreement dated March 9, 1992, as amended, which is referred to as the Scheme of Control in this annual report. The Scheme of Control, a contract among us, CAPCO, ExxonMobil and the Government of Hong Kong, regulates our and CAPCO’s financial affairs insofar as they relate to the electricity related operations. The Scheme of Control provides that we are obligated to meet electricity demand at the lowest reasonable cost. In return, the Government of Hong Kong recognizes that we and CAPCO are entitled to receive a reasonable return on our investments. The 15-year term of the current Scheme of Control will expire on September 30, 2008 and cannot be amended prior to such date without the mutual agreement of the parties. See “ — Scheme of Control”.

     In addition to our 40% equity interest in CAPCO, as described above, we also hold an equity interest of 49% in Hong Kong Pumped Storage Development Company, Limited, a joint venture company formed between us and ExxonMobil. See “—Non-CAPCO Power Purchases/Storage Facilities”. The principal activity of Hong Kong Pumped Storage Development Company, Limited is to provide pumped storage services to us in the Guangdong Province of the Chinese mainland.

     In addition, in January 2002, we incorporated a wholly owned subsidiary, CLP Power Hong Kong Financing Limited, to establish a Medium Term Note Programme, or an MTN Programme, for fund raising purposes.

     For the year ended December 31, 2002, we received HK$1,401 million as dividend income from our affiliated companies which was fully distributed to our parent company, CLP Holdings by way of dividends.

     The table below sets forth for each of our principal affiliated companies in which we hold equity interest, the name and year of incorporation, the percentage holding of our company and principal activities as of December 31, 2002.

	Year of	Our holding
	incorporation	percentage	Principal activities

Castle Peak Power Company Limited	1981	40%	Power generation

Hong Kong Pumped Storage Development Company, Limited	1989	49%	Utilization of 50% of capacity of Phase I of Guangzhou Pumped Storage Power Station

CLP Power Hong Kong Financing Limited	2002	100%	Issuer of medium term notes

Relationship with CLP Holdings Limited

     We carried out a corporate reorganization, which is referred to as the Group reorganization, in 1998 to delineate our regulated electricity generation, transmission and distribution business from the non-regulated businesses. A new company, CLP Holdings Limited, was established as a top-tier holding company by way of a Scheme of Arrangement effective on January 6, 1998 and listed on the Stock Exchange of Hong Kong in place of us. We were then converted into a private company and became a wholly owned subsidiary of CLP Holdings and transferred to CLP Holdings the shares of those subsidiary companies undertaking non-regulated businesses. The diagram below sets forth our ownership relationships immediately prior to and after the Group reorganization.

Immediately before reorganization	Immediately after reorganization

Business Strategy

     Our strategy is to concentrate on our electricity utility business in Hong Kong and to remain a leading electricity utility in the Asia-Pacific region. We aim to provide electricity efficiently to our customers at the lowest reasonable cost, while continuing to provide a reasonable return to our shareholders in accordance with the Scheme of Control. To achieve this, we are pursuing a number of integrated business strategies and initiatives:

•	reinforcing the quality of service to our customers to enhance customer loyalty, through competitive tariff policies, supply reliability and improvements in customer service;

•	continuous advancement of internal business management and performance, including benchmarking to meet world-best practices;

•	close management of capital expenditure and operating costs to achieve the lowest reasonable cost;

•	encouraging innovation and growth by developing management and leadership capabilities, repositioning staff skills and organization to meet a changing environment;

•	continuous improvement in environmental performance while maintaining full compliance with all applicable environmental regulations and licences;

•	monitoring of foreign electricity market developments and preparing for the future regulatory framework; and

•	maintaining and reinforcing responsible corporate citizenship and partnering with the Government of Hong Kong and the community.

Relationship With CAPCO

     General

     As we do not directly own power generation facilities, we purchase a significant part of our electricity demand from CAPCO. We work closely with ExxonMobil, which owns 60% of CAPCO, in the financing, construction and management of CAPCO’s generating facilities. The affairs of CAPCO are managed by an eleven-member board of directors, of which six representatives are nominated by ExxonMobil and five representatives are nominated by us. While we act as the operator of CAPCO’s generating facilities under the direction of the CAPCO’s board of directors, there are a number of key areas requiring the consent of both shareholders, including financing.

     The joint venture relationship between us and ExxonMobil is governed by an agreement initially signed in 1964 and subsequently amended and supplemented by several contracts, which, collectively, are referred to as the Basic Agreement in this annual report. The Basic Agreement provides, amongst other matters, that no facility expansion can be carried out independently by CAPCO without the approval of us and ExxonMobil. ExxonMobil also has the option to participate in any future generating capacity expansion undertaken by us or CAPCO for the Hong Kong market. However, if ExxonMobil declines to participate in any such further expansion, their right to participate in succeeding expansions of generating capacity is deemed to be waived.

     CAPCO’s balance sheets as of December 31, 2001 and 2002 and statements of income, cash flows and changes in equity for the years ended December 31, 2000, 2001 and 2002, audited by PricewaterhouseCoopers, independent public accountants, are included in Item 17. “Financial Statements” in this annual report.

     Electricity Purchases

     Under the Basic Agreement, we are obliged to purchase the total electricity output of CAPCO. It further provides that we are responsible for payment of all of CAPCO’s operating expenses, including fuel cost, depreciation, interest expenses, current and deferred taxes, as well as CAPCO’s share of the return permitted under the Scheme of Control. See “— Scheme of Control — Net and Permitted Return”.

     Sales to the Chinese Mainland

     The Scheme of Control contemplates a special arrangement to cover our purchase of electricity from CAPCO for supply to the Chinese mainland. Only spare generating capacity of CAPCO not used to serve customers in Hong Kong may be used for sales to the Chinese mainland. Pursuant to a separate agreement among us, CAPCO and the Government of Hong Kong, 80% of the profit from our sales to the Chinese mainland is credited to a Scheme of Control development fund, which is referred to as the Development Fund in this annual report. The remaining 20% of the profits from such sales is retained by us and CAPCO for the account of our respective shareholders. See “— Sales to the Chinese Mainland”.

     CAPCO Financing

     We and ExxonMobil have provided most of our funding to CAPCO in the form of interest-free loans, by way of shareholders’ advances. As at December 31, 2002, CAPCO’s paid-in-capital amounted to HK$50 million (US$6 million), while shareholders’ advances amounted to HK$12.2 billion (US$1.6 billion). Pursuant to a deed of subordination, shareholders’ advances are subordinated to certain debt financing of CAPCO and may be repaid to the extent that CAPCO’s ratio of borrowed moneys to shareholders’ funds (representing the sum of the issued share capital, shareholders’ advances, special advances, deferred taxation, retained profit and any proposed dividend) is not higher than 1.5 : 1. Borrowed moneys means moneys lent to CAPCO excluding fuel stock loans, obligations arising from swaps and foreign currency transactions, and unrealized foreign exchange differences. As at December 31, 2002, the borrowed moneys of CAPCO amounted to approximately HK$11.6 billion (US$1.5 billion), while shareholders’ funds totalled approximately HK$15.3 billion (US$2.0 billion), giving a ratio of 0.75 : 1, which is lower than the ratio of 0.98 : 1 as at December 31, 2001 mainly due to the decrease in long-term borrowed moneys.

     If CAPCO requires additional financing, we and ExxonMobil may at our discretion provide such financing in proportion to our respective participations and, if either declines, the other has the right, but not the obligation, to provide all or any part of the required financing. In addition, if so requested by CAPCO, we are obliged to provide financing in the form of special advances, provided that the cumulative amount of such special advances does not exceed the balance of the Development Fund. CAPCO also has the ability to raise funds through borrowings and/or to reduce its dividend payments to us and ExxonMobil to finance its activities.

Scheme of Control

     Overview

     Our and CAPCO’s electricity-related operations and financial affairs have been governed since October 1, 1963 by a series of Scheme of Control Agreements entered into among us, CAPCO, ExxonMobil and the Government of Hong Kong. The current Scheme of Control became effective on October 1, 1993 for a term of 15 years until September 30, 2008.

     The Scheme of Control contains provisions covering the obligations of the parties to the Scheme of Control, the tariff setting mechanism, calculation of the permitted and net return of us and CAPCO and the procedures for government monitoring. Our sales of electricity to the Chinese mainland are governed by a separate contract, the terms of which do not form part of the Scheme of Control. See “— Sales to the Chinese Mainland”.

     In accordance with the Scheme of Control, we are obliged to contribute to the development of Hong Kong by providing sufficient facilities to meet the demand for electricity at the lowest reasonable cost. In return, we, CAPCO and any future companies formed by us, alone or together with ExxonMobil or others (the “SOC Companies”) are entitled to receive tariff revenue sufficient for a reasonable return on our investments. Costs are forecasted by means of a financial review process described below and the rate of return is determined by means of a formula established by the Scheme of Control. See “— Tariffs”.

     The Scheme of Control provides for government monitoring of the SOC Companies’ financial affairs and operating performance through financial reviews and auditing reviews as described below. Every five years during the 15-year term, the Scheme of Control is expected to be reviewed, and the SOC Companies and the Government of Hong Kong have the right to request modifications. Pursuant to the terms of the Scheme of Control, no party can unilaterally make changes to the Scheme of Control. The last five-year interim review was completed in financial year 1999. The current five-year interim review has begun in March 2003.

     The Government of Hong Kong reviews the SOC Companies’ major capital additions and tariff rates. A financial review is conducted whenever major system expansion is proposed, or the period of the existing review is about to expire or when adjustments in excess of 14% of the previously approved tariff rates for that particular year are proposed. A tariff review is conducted in October of each year to agree on the implementation of tariff adjustments for the next year.

     The results of a financial review, including basic tariff rates, are subject to the approval of the Government of Hong Kong. Once a financial review has been approved by the Government, the basic tariff rates cannot be unilaterally reduced by the Government of Hong Kong. However, if a financial review is not completed prior to the expiry of the approved financial review, we and CAPCO may increase the basic tariff rates by up to 7% above the level approved by previous financial review.

     Subsequent to the approval of a financial review, we and CAPCO may increase the basic tariff rates by up to 7% above the level approved in the financial review for a particular year. A further increase of 7% is permitted with the approval of Hong Kong Executive Council without a further financial review. If we and CAPCO have requested an increase in basic tariff rates requiring governmental approval or if we and CAPCO have requested revisions to the current financial review and any agreement has not yet been reached with the Government of Hong Kong concerning such increase or revisions, we and CAPCO still have the right to increase the approved basic tariff rates up to 7% on an interim basis.

     An auditing review is also submitted each year by the SOC Companies and reviewed by the Government of Hong Kong. The auditing review is to provide information to the Government in connection with its monitoring of the SOC Companies’ activities under the Scheme of Control. The auditing review contains an analysis of the prior-year actual results and current-year projections of sales, capital and operating expenditures and other financial and operating data.

     Our existing financial plan that outlined our projected capital investments and tariff rates was approved by the Hong Kong Executive Council in May 2000 for the period from October 1999 to December 2004. See “— Capital Investment Programme”.

     Tariffs

     We design the net tariff we charge to cover our and other SOC Companies’ operating costs and permitted return. See “— Tariff Rates”. The net tariff consists of three components: (i) the basic tariff rates, (ii) a fuel clause recovery rebate or charge, and (iii) the Scheme of Control rebate.

     (i)  Basic Tariff Rates

     We calculate our annual projected basic tariff rates by taking into account the SOC Companies’ permitted return and the annual forecasts of (a), (b), (c) and (d) below, using the formula “(a+b-c)/d”:

(a)	operation costs, which include, among other things, the standard cost of fuel; generation, transmission, distribution and administration expenses; depreciation; interest expense; and tax;

(b)	allowed net return, referred to as net return in this annual report, which is derived by subtracting from the Scheme of Control permitted return, referred to as permitted return in this annual report (i) interest up to a maximum of 8% per annum on borrowings to finance fixed assets; (ii) a charge of 8% per annum on the average balance of the sums of the Development Fund and the special provision account; (iii) an excess capacity adjustment of 13.5% on the average excess capacity expenditure less an allowed interest charge of up to 8% per annum on the average excess capacity expenditure after the Black Point units 7 and 8 are commissioned; and (iv) interest up to a maximum of 8% per annum on the increase in average balance of the customers’ deposits in excess of the balance at September 30, 1998. The permitted return is the sum of 13.5% of the SOC Companies’ average net fixed assets and 1.5% on the average net fixed assets financed by shareholders’ investments after September 30, 1978;

(c)	revenue from sales to the Chinese mainland less 20% of the incremental profit before tax (this 20% of incremental profit from the sales to the Chinese mainland is shared between us (40%) and CAPCO (60%)); and

(d)	local unit sales in terms of kWh as determined by the load forecast.

     Under the Scheme of Control, all of our expenses relating to power purchases from Guangdong Daya Bay Nuclear Power Station and all payments to Hong Kong Pumped Storage Development Company, Limited are included in the operating costs described in (a) above.

     (ii)  Fuel Clause Recovery Rebate or Charge

     The standard cost of fuel is recovered through the basic tariff rates as operation costs. The fuel clause recovery rebate or charge represents the difference between the actual cost of fuel (including natural gas, coal and oil) and the standard cost recovered through the basic tariff rates. The difference is charged or credited to a fuel clause recovery account maintained in our books. No approval from the Government of Hong Kong is required to recover increases in the cost of fuel.

     (iii)  Scheme of Control Rebate

     Any difference between our profit for Scheme of Control operations and our permitted return is required to be transferred to or from the Development Fund. The balance in the Development Fund represents a liability in our accounts. In addition, in relation to the deferral in constructing Units 7 and 8 of the Black Point Power Station, we and the Government of Hong Kong agreed in 1999 that we set aside a total of HK$803 million from the Development Fund to a special provision account to pay for the additional costs incurred by the vendors for delayed delivery of the two generator units. See “— Capital Investment Programme”. We pay a charge of 8% per annum on the sum of the average balances of the Development Fund and special provision account. The charge is credited to a rate reduction reserve and is applied as rebates to customers in the electricity bills.

     Net and Permitted Return

     The Scheme of Control allows us and CAPCO a permitted return and net return as described above. The net return is divided between us and CAPCO in accordance with the Basic Agreement which provides that CAPCO will receive that proportion of the total net return represented by the net return CAPCO would receive if CAPCO were the only company under the Scheme of Control and the net return were calculated solely on the basis of CAPCO’s accounts. If the actual profit under the Scheme of Control, together with the amount available for transfer from the Development Fund, is less than the permitted return, CAPCO will not bear more than 20% of any such deficit. We believe that such limitation will not have a material effect on our business or financial condition in the foreseeable future.

     Rate-Making Procedures

     The revenue requirements of the SOC Companies, which are theoretically equal to the cost of supply of electricity, are computed in a financial model based on load forecast, projected operating expenses and return to shareholders. The overall cost of electricity supply is allocated to each class of customer based on consumption profiles, which are determined by load research. We use the cost of service to each class of customer to determine the revenue required and the unit rate. We then propose basic tariff rates to the Government of Hong Kong for approval in accordance with the provisions of the Scheme of Control.

     Demand Side Management

     We undertake activities to encourage the efficient use of electricity. We and CAPCO entered into a Demand Side Management, or DSM, agreement with the Government of Hong Kong in May 2000. The implementation of the DSM Programme commenced in 2000, which included an educational programme and rebate programme for energy efficient equipment. The DSM agreement allows us to recover all programme costs from customers. Starting in January, 2002, we introduced a DSM charge of HK¢0.2 per unit on non-residential customers to recover the DSM costs. The DSM agreement will expire in June 2003.

Power Generation

     We do not directly own any generation facilities. Our sources of power supply comprise: (i) CAPCO’s power stations located in Castle Peak, Penny’s Bay and the six commissioned units at Black Point with a total installed capacity of 6,283 MW; (ii) an approximate 70% share (1,380 MW) of the output from the Guangdong Daya Bay Nuclear Power Station under a contract for a period of 20 years beginning in 1994; and (iii) our right to use 50% (600 MW) of the capacity of Phase I of Guangzhou Pumped Storage Power Station for a period of 40 years commencing in 1994. All of our sources of power supply provide us with a total installed capacity of 8,263 MW.

     Although we do not directly own any power generation facilities, we operate and maintain CAPCO’s power stations. In addition, we and Hong Kong Nuclear Investment Company Limited have seconded a number of staff to Guangzhou Pumped Storage Power Station and Guangdong Daya Bay Nuclear Power Station respectively to operate and maintain their power stations.

     We met all demands for power during the year ended December 31, 2002 without any shortages. The amount of electricity supplied to the system for the year ended December 31, 2002 was 31,193 million kWh, an increase of 5.1% over the year ended December 31, 2001. As at December 31, 2002, our system and local reserve margins were approximately 20% and 42% respectively.

     The table below sets forth for the years ended December 31, 2001 and 2002, the amount of electricity purchased by us, as generated by CAPCO and other generating facilities, and the amount of power used or lost in connection with transmission and distribution:

	Year Ended December 31,
	2001	2002

	(GWh)	(GWh)
CAPCO facilities
Castle Peak	9,302	10,264
Black Point	11,444	12,265
Gas Turbines	1	2

	20,747	22,531
Auxiliary use (1)	(1,031)	(1,123)

Net CAPCO production	19,716	21,408
Other power purchased
Nuclear	10,055	9,881
Net transfer from/(to)
Hongkong Electric	—	—
Landfill gas generation	2	1

Total other power purchase	10,057	9,882
Pumped Storage operation
Energy transferred	300	300
Energy consumed for pumping	(394)	(397)

Net (loss) in Pumped Storage operation	(94)	(97)

Total net generation	29,679	31,193

Transmission and distribution losses	1,148	1,306

Note:

(1)	Auxiliary use represents electricity consumed by generating units in the course of generation.

     The table below sets forth for the years ended December 31, 2001 and 2002, total capacity, total CAPCO capacity and peak load for power generated for our sale.

	Year Ended December 31,

	2001	2002

	(MW)	(MW)
Total CAPCO and Non-CAPCO capacity	8,263	8,263
Total CAPCO capacity	6,283	6,283
Peak load
Local (Hong Kong)	5,844	5,829
System (Total)	7,062	6,897

Power Purchase from CAPCO

     Under the Basic Agreement, we have agreed to purchase, and CAPCO has agreed to sell, the total power produced by CAPCO. For the year ended December 31, 2002, we purchased approximately 68% of our power requirements from CAPCO. CAPCO presently has three commissioned power stations with a combined installed capacity of 6,283 MW as at December 31, 2002.

     To ensure the reliability and security of power supply, CAPCO’s power generation system comprises a mix of different types of generation units, including gas-fired combined cycle units, coal-fired steam generators and gas turbines. The power stations at Black Point and Castle Peak provided almost all of CAPCO’s electricity supply to us during the year ended December 31, 2002.

     Smaller capacity gas turbines are used as supplementary facilities to meet demand at peak periods and for emergency back-up because of their quick-start capability. CAPCO’s gas turbines have achieved 100% starting reliability, which is a key indicator of gas turbine performance.

     CAPCO leases the properties on which all of its generating facilities are located from the Government of Hong Kong. See “— Property, Plant and Equipment”. We are responsible for the overall management and control of construction at the site and operation of all of CAPCO’s generating facilities.

     Black Point Power Station

     Black Point Power Station commenced commercial operation in 1996 (units 1 and 2) and is located at the western tip of the New Territories, approximately four kilometres north of the Castle Peak Power Station. It currently consists of six combined cycle units with a total capacity of 1,875 MW. The commissioning and installation of units 7 and 8 is expected to occur in 2005 and 2006, respectively. See “— Capital Investment Programme”. Black Point Power Station, when completed, will be one of the largest combined cycle power plants in the world with an expected total capacity of 2,500 MW.

     Black Point Power Station is the first natural gas-fired plant in Hong Kong. The use of natural gas, a clean burning fuel which leaves no ash and emits negligible sulphur dioxide, allows the power station to operate with lower environmental impact and higher thermal efficiency. The current supply of natural gas comes from the Yacheng 13-1 field in the South China Sea. In view of the lengthy lead-time required for new gas projects and the possibility of increased promotion of gas-fired generation over time due to environmental considerations, we have commenced long-term planning of future arrangements for natural gas supply from other sources.

     Castle Peak Power Station

     Castle Peak Power Station is one of the largest coal-fired power station complexes in the world. Its first phase commenced operations in 1985 and it now consists of eight coal-fired generating units with a total capacity of 4,108 MW. Its second phase, with four 677 MW units, was completed in 1990. In April 1997, we and CAPCO agreed with the Government of Hong Kong to decommission the gas turbines previously in operation at Tsing Yi and Castle Peak Power Stations and put such gas turbines into preservation. Castle Peak Power Station burns coal as its primary energy source, resulting in significantly lower electricity prices than burning oil. The coal-fired generating units achieved an overall availability of 86.12% for the year ended December 31, 2002, with a forced outage rate of 0.3%. We believe this rate corresponds to the highest world standards and reflects the high quality of the plant and its operation. The design of the Castle Peak Power Station also enables it to burn, as alternatives, oil or natural gas supplied from CAPCO’s Black Point Power Station, should this be required.

     The Castle Peak Power Station has achieved consistently high levels of compliance with air quality control standards. An energy saving programme has been in operation in each of the Black Point and Castle Peak Power Stations since 2000 to explore opportunities for auxiliary power reduction and resources conservation. As a consequence, energy savings of about 1.34% have been achieved as compared with the levels at the base year 1999.

     Penny’s Bay Gas Turbine Power Station

     The three 100 MW gas turbines at Penny’s Bay Gas Turbine Power Station are utilized for peak load and emergency generation purposes. Total output by such units during the year ended December 31, 2002 was minimal.

Fuel

     For the majority of the 1980’s, coal was our primary energy source. Through commissioning of a total of six units of the natural gas-fired generating plant at Black Point Power Station and the purchases from Guangdong Daya Bay Nuclear Power Station, our energy sources for 2002 consisted of the following: natural gas (30.6%), coal (33.1%), oil (0.4%) and nuclear (35.9%). Although gas is more expensive on the basis of heating value, we determined and demonstrated to the Government of Hong Kong in receiving approval for our financial plan, that the higher efficiency, lower capital costs and environmental benefits of a natural gas-fired plant outweigh any increase in fuel costs. As the financial plan has accounted for the use of natural gas, the change in fuel mix is not expected to have a material impact on us. In addition, a diversity of energy sources will provide greater long-term security for customers and will be beneficial to Hong Kong’s environment. Our fuel costs are recovered through the basic tariff rates and the fuel clause recovery rebate or charge. See “— Scheme of Control - Tariffs”.

     Natural Gas

     CAPCO purchases gas for the Black Point Power Station on a take-or-pay (if tendered) basis pursuant to a 20-year contract with BP China Exploration and Production Company (formerly known as Arco China Inc.), China National Offshore Oil Corporation and Kufpec (China) Inc. which commenced in January 1996. The base price under the contract was established when the contract was signed in December 1992. Escalations in the contract price are determined annually by reference to certain market and economic indices. The Black Point Power Station consumed a total volume of 88,002 Giga British Thermal Unit, or Gbtu, of natural gas in the year ended December 31, 2002. See “— Power Purchase from CAPCO - Black Point Power Station”.

     Coal

     For the year ended December 31, 2002, total coal consumption for the eight generating units of Castle Peak Power Station was approximately 4.3 million tonnes. Approximately 81% of CAPCO’s coal requirements are imported under long-term contracts from Australia, Indonesia and China. Prices are generally negotiated in line with market factors. The average cost of coal per tonne purchased was HK$225 (US$29) for the year ended December 31, 2002.

     Oil

     CAPCO consumed approximately 32,000 tonnes of fuel oil and industrial diesel oil for the year ended December 31, 2002. All of these supplies are imported and sourced principally by ExxonMobil Hong Kong Ltd. from overseas sources. The average cost per barrel was HK$200 (US$26) for the year ended December 31, 2002. CAPCO maintains strategic fuel stocks of approximately 40,000 tonnes to cover contingencies. CAPCO has phased out oil as a fuel from base and intermediate power generation and now uses oil only for peak and standby generation.

     Nuclear

     See “— Non-CAPCO Power Purchases/Storage Facilities - Guangdong Daya Bay Nuclear Power Station”.

Non-CAPCO Power Purchases/Storage Facilities

     Guangdong Daya Bay Nuclear Power Station

     In addition to purchasing power from CAPCO, for the year ended December 31, 2002, we purchased approximately 9,881 million kWh of power from the Guangdong Daya Bay Nuclear Power Station located in Guangdong Province, China, pursuant to power purchase agreements covering 70% of the output of Guangdong Daya Bay Nuclear Power Station. The agreements extend for 20 years from 1994 and contain a provision which permits us to continue to purchase 25% of the power generated by Guangdong Daya Bay Nuclear Power Station for an additional five years. Our affiliate, Hong Kong Nuclear Investment Company Limited, or HKNIC, owns a 25% equity interest in Guangdong Nuclear Power Joint Venture Company, Limited which owns Guangdong Daya Bay Nuclear Power Station. The other 75% equity interest of Guangdong Nuclear Power Joint Venture Company, Limited is owned by Guangdong Nuclear Investment Company, Limited, a Chinese mainland enterprise. Guangdong Daya Bay Nuclear Power Station is one of the largest joint venture power projects in the Chinese mainland.

     We are obliged to purchase HKNIC’s 25% equity share of Guangdong Daya Bay Nuclear Power Station’s output and an additional 45% of such output from Guangdong Nuclear Investment Company, Limited. The price paid by us for electricity generated by Guangdong Daya Bay Nuclear Power Station throughout the terms of the power purchase agreements is determined by a formula based on Guangdong Daya Bay Nuclear Power Station’s operating costs and a profit calculated by reference to shareholders’ funds and the capacity factor for the year. We are allowed to treat all our payments for nuclear electricity generated by Guangdong Daya Bay Nuclear Power Station as part of our operating expenses allowable under the Scheme of Control. See “— Scheme of Control”.

     The design, construction, operation and maintenance of nuclear power plants involve significant safety measures because of the hazardous nature of radioactive materials. The use and disposal of nuclear fuels have the potential, albeit very low, to create substantial risks of liability arising from exposure to or release of radioactive materials. We believe that Guangdong Daya Bay Nuclear Power Station complies in all material respects with international safety standards. We also consider that HKNIC’s minority ownership interest and minor participation in Guangdong Daya Bay Nuclear Power Station limits its exposure to nuclear-related liabilities to the amount of its initial US$100 million investment and its share of undistributed retained profits in Guangdong Nuclear Power Joint Venture Company, Limited.

     Guangdong Nuclear Investment Company, Limited, together with its parent company, also own Ling Ao Nuclear Power Station which was commissioned in 2002. We do not have any direct or indirect interest in Ling Ao Nuclear Power Station. The Ling Ao Nuclear Power Station is similar in design and situated very close to the Guangdong Daya Bay Nuclear Power Station. Guangdong Nuclear Power Joint Venture Company, Limited is currently carrying on the operation and maintenance of the Ling Ao Nuclear Power Station under contract. However, Guangdong Nuclear Power Joint Venture Company, Limited and Ling Ao Nuclear Power Company, Limited, as the direct owners of the Guangdong Daya Bay Nuclear Power Station and the Ling Ao Nuclear Power Station respectively, are in the process of establishing a management company, Daya Bay Nuclear Power Operations and Management Company, Limited. This new management company, which will be owned on a 50/50 basis, will be responsible for the operation and maintenance of these two power stations.

     The existing operating staff of the two power stations will be transferred to the management company to provide pooling of resources, sharing of expertise and benefits of economy of scale. The documents on the establishment of the management company are structured in a manner to ensure that neither Guangdong Nuclear Power Joint Venture Company, Limited nor HKNIC would take on additional risk or liability as a result of the establishment of the management company or the operation of the Ling Ao Nuclear Power Company, Limited.

     Guangzhou Pumped Storage Power Station

     Hong Kong Pumped Storage Development Company, Ltd., a joint venture company formed between our company (49%) and ExxonMobil (51%), has the right to use 50% of the capacity of Phase 1 of the Guangzhou Pumped Storage Power Station for 40 years from 1994 pursuant to a capacity purchase contract. The Guangzhou Pumped Storage Power Station, owned by Guangdong Pumped Storage Company, Limited (formerly known as Guangzhou Pumped Storage Joint Venture Corporation), which in turn is owned by three Chinese government-owned entities, is located in Lu-Tien, Conghua County, which is about 90 km north of Guangzhou. We are allowed to treat all payments to Hong Kong Pumped Storage Development Company, Ltd. as part of our operating expenses under the Scheme of Control. See “— Scheme of Control”.

     As electricity cannot be stored in large quantities, Guangzhou Pumped Storage Power Station indirectly stores electricity by way of pumping water to a high-level reservoir during periods of low demand such as at night. The water can then be released generating hydro-electric power at times of peak demand. Some energy is lost in this process, but the loss is more than offset by the savings from the reduction in use of high production cost plants during the day and the efficiency gains of running plants at a constant output level.

     Power from Hongkong Electric and Guangdong Grid

     The interconnection of our system with those of Hongkong Electric (the only other electricity supplier in Hong Kong) to the south and Guangdong Province to the north allows us to access other generating capacity to further enhance the reliability of our own supply system. See “— Power Systems - Security and Reliability”. The interconnection with Guangdong Province allows us to sell our excess capacity to customers in the Chinese mainland. See “— Sales to the Chinese Mainland”. We have an interconnection agreement with Hongkong Electric under which the two companies sell each other electricity to meet marginal demand when doing so is more economical than utilising other sources. For the year ended December 31, 2002, 50 MWh of power was purchased from Hongkong Electric.

Power Systems

The Network

     We transmit electricity to load centres through an advanced transmission network owned and operated by us. As at December 31, 2002, our transmission and distribution network extended over 11,200 kilometres with 195 primary substations and 11,539 secondary substations. Our system is interconnected with the transmission system of Hongkong Electric, and the power system of neighbouring Guangdong Province, China.

     Electricity generated from the steam turbine units at Castle Peak Power Station, the combined cycle units at Black Point Power Station, the nuclear units at Guangdong Daya Bay Nuclear Power Station and the pumped storage units at Guangzhou Pumped Storage Power Station is transmitted to the load centres via our 400kV transmission network. The 400kV network consists of two double-circuit 400kV transmission lines arranged in a ring encircling the New Territories together with cross-connection, and five 400kV underground cable circuits reaching into the densely populated Kowloon Peninsula. Continuity of supply is guaranteed even if one double-circuit power line is lost.

     We continue to expand our distribution network to supply new customers, the number of whom increased by 57,449 for the year ended December 31, 2002, and to reinforce and upgrade supply to our 2 million existing customers. We are making additional investments to expand and reinforce our transmission network in order to maintain our high reliability standards as well as to accommodate the increasing demand for electricity especially in new development areas. We expect to invest HK$21 billion in our transmission and distribution network for our current financial plan covering the period from October 1999 through December 2004. As at December 31, 2002, we have made investments in the amount of approximately HK$12 billion (US$1.5 billion).

Security and Reliability

     We utilize two independent protection systems to isolate any faulty equipment to safeguard the smooth operation of the network. The reliability of our transmission system in transmitting energy to the distribution system for delivery to customers in terms of delivery energy index was above 99.99% for the year ended December 31, 2002. This rate is comparable to the leading utilities in North America. The interconnection of our system with those of Hongkong Electric to the south and Guangdong Province to the north allows us to access other generating capacity to further improve the reliability of our own supply system. In case of a sudden loss of generation, the interconnectors allow emergency power transfers from the Hongkong Electric and Guangdong systems, enabling us to avoid disruption of supply to our customers.

Customers and Sales

     As at December 31, 2002, we were supplying electricity to 2,055,955 customers, an increase of 2.9% over December 31, 2001. For the year ended December 31, 2002, total sales increased by 4.8% to 29,887 GWh, and comprised of 27,712 GWh sold to Hong Kong customers and 2,175 GWh sold to customers in the Chinese mainland. There was a rise of 2.8% in unit sales to local customers in 2002. Sales to the Chinese mainland, which consist of sales to the Guangdong Guang-Dian Power Grid Group Company Ltd. and the Shekou Industrial Zone under a long-term supply contract, increased by 37.6% over year 2001.

     The table below sets forth our sales categorized by end user sector:

						Average
						Annual
	Number of				Percentage	Sales
	Customers				of our total	Change
	as at	Annual	Annual	Annual	electricity	over
	December	Sales for	Sales for	Sales for	sales for	1998 -
End-user	31, 2002	2000	2001	2002	2002	2002

	(thousands)	(GWh)	(GWh)	(GWh)	(%)	(%)

Commercial	176	10,014	10,378	10,661	35.7	4.3
Manufacturing	40	3,488	3,245	3,085	10.3	(4.4)
Residential	1,779	6,608	6,752	6,930	23.2	3.5
Infrastructure and Public Services (formerly named as “Government and others”)	61	6,197	6,575	7,036	23.5	7.8

Subtotal (local)	2,056	26,307	26,950	27,712	92.7	3.7
Sales to the Chinese mainland	—	1,181	1,581	2,175	7.3	31.2

Total Sales	2,056	27,488	28,531	29,887	100.0	4.7

Hong Kong Customer Base

     Electricity demand varies within each year for a variety of reasons other than general growth in demand. Electricity demand tends to be highest during daylight hours due to commercial and industrial activities and electric appliance use during such periods. Due to air conditioner use, electricity demand is higher during the summer than during any other seasons. Variations in weather conditions may also cause significant variations in electricity demand.

     Commercial

     Commercial customers accounted for approximately 36% of our total sales in 2002. Demand from the commercial sector in the past five years has shown moderate growth, owing to the expansion of the service sector of the Hong Kong economy and the urbanization of Kowloon resulting in increased office building construction, office automation and use of air conditioners. We expect the completion of Disney Theme Park that is expected to be completed and in operation around 2005/2006 in our supply area, and further developments of the tourist industry will boost our sales to this sector in the medium term.

     Manufacturing

     Sales to the manufacturing sector have gradually declined as a percentage of total demand, and represented approximately 10% for 2002. We believe that electricity sales to the manufacturing sector as a percentage of total demand in general will continue to decline due to Hong Kong’s transformation into a service-oriented economy.

     Residential

     As at December 31, 2002, we serviced approximately 1.78 million residential customers in our supply area. Demand from the residential sector has increased in recent years. For 2002, residential customers accounted for approximately 23% of our total sales. As the Government of Hong Kong has forecasted that the population of the Hong Kong Special Administrative Region will grow to 7.6 million by 2012, it is estimated that over 50,000 new flats a year up to the year 2008 will be built to help accommodate this forecasted increase in population. More than 90% of those new flats are expected to be built in our supply area which we expect would increase the demand for electricity in this customer sector.

     Infrastructure and Public Services

     The other categories of Hong Kong customers include government accounts and utilities, such as the Hong Kong Housing Authority, the Water Supplies Department, the Mass Transit Railway Corporation, the Kowloon-Canton Railway Corporation, and Hong Kong’s telecommunications companies and container terminals. These categories together accounted for approximately 24% of total sales for 2002. We expect the demand from this customer sector including infrastructure projects supported by the Government of Hong Kong to remain steady.

Sales to the Chinese Mainland

     In addition to sales to customers in Hong Kong, we sold approximately 7% of our electricity in 2002 to customers in Guangdong Province of China. We sell electricity to the Chinese mainland mainly through an exclusive agreement between us and China Merchants Steam Navigation Company covering the Shekou Industrial Zone. This agreement was renewed in 1996 for a term of 20 years. Sales to the Chinese mainland have also been made pursuant to a short-term agreement between us and Guangdong Guang- Dian Power Grid Group Company Limited since May 2000.

     We and CAPCO have entered into an agreement to govern the sale of electricity by CAPCO to us for supply to the Chinese mainland. Such sales are made to utilise CAPCO’s spare generating capacity. Pursuant to the Scheme of Control and another agreement among us, CAPCO and the Government of Hong Kong, 20% of the profit derived from the our sales to the Chinese mainland is credited to the profit of CAPCO and us in the ratio of 60% and 40%, respectively. See “— Relationship with CAPCO - Sales to the Chinese Mainland”. The remaining 80% of the profit derived from sales to the Chinese mainland is credited to the Development Fund.

Customer Service

     We have committed to providing quality service and value to our customers. To this end, we have enhanced our customer communications through a Customer Consultative Group, Local Customer Advisory Committees, customer focus groups and reach out programmes. In meeting the needs of major commercial and industrial customers, we provide customized services as well as commercially viable technical advice on energy related solutions by conducting power quality seminars, energy audits and working with customers to reduce local pollution and save costs.

     In July 2002, our largest customer service centre was opened in Tsim Sha Tsui, a major business and commercial district in Kowloon. The centre provides core service applications and bill payments services, and offers a new range of value-added customer services and facilities including cooking and other interest classes, and direct access to online services, as well as being a showcase for energy efficient products and information.

     We continue to provide high quality customer services through our enhanced Customer Telephone Services operation, revamped website for more user-friendly information and features for customers, and promoting a culture of service dedication among staff by means of training and recognition. We have also begun upgrading our customer information system to an on-line, user-friendly system with fully integrated processes.

     Building on our achievements in 2001, we won an additional four awards in 2002 in the Hong Kong Association for Customer Service Excellence Awards.

Tariff Rates

     We normally implement changes in basic tariff rates, the fuel clause rebate or charge and the Scheme of Control rebate on January 1 of each year. The table below sets out our average net tariffs by category of customers and by tariff component for the year ended December 31, 2001 and the year ended December 31, 2002:

	Average Net Tariffs per kWh(1)
	Year ended December 31, 2001					Year ended December 31, 2002

			Scheme					Scheme
		Fuel	of				Fuel	of
	Basic	Clause	Control	Special	Net	Basic	Clause	Control	Special	Net
	Tariff	Charge	Rebate	Rebate	Tariff	Tariff	Charge	Rebate	Rebate	Tariff

	(HK¢)	(HK¢)	(HK¢)	(HK¢)	(HK¢)	(HK¢)	(HK¢)	(HK¢)	(HK¢)	(HK¢)
Residential	91.2	2.2	(0.6)	(2.2)	90.6	91.2	1.9	(0.6)	(2.2)	90.3
General Services	97.0	2.2	(0.6)	(2.2)	96.4	97.0	1.9	(0.6)	(2.2)	96.1
Bulk Tariff (time-of-use)	84.8	2.2	(0.6)	(2.2)	84.2	84.6	1.9	(0.6)	(2.2)	83.7
Large Power (time-of-use)	72.6	2.2	(0.6)	(2.2)	72.0	72.3	1.9	(0.6)	(2.2)	71.4
Large Power (Super Demand Rider)	68.9	2.2	(0.6)	(2.2)	68.3	68.4	1.9	(0.6)	(2.2)	67.5
Public Lighting	76.7	2.2	(0.6)	(2.2)	76.1	76.9	1.9	(0.6)	(2.2)	76.0
Total Local	88.6	2.2	(0.6)	(2.2)	88.0	88.5	1.9	(0.6)	(2.2)	87.6

Note:

(1)	Average Net tariff for a class = (Total bill in $ )/(Total kWh consumption).

     Published basic tariff rates did not change in 2002 and the change of the above basic tariff figures were due to changes of consumption patterns.

     We have announced a further freeze in basic tariffs for 2003, meaning that the basic tariff rates remain at the 1998 levels. We also announced in December 2002 a package of rebates resulting in an average tariff reduction of 3.7%. The package comprised a one-off rebate of HK¢1.5 per unit of electricity consumed during 2002, with a minimum of HK$250 for each residential customer and HK$700 for each non-residential customer. Furthermore, in May 2003, we announced a special one-off rebate made to all local customers that is equivalent to one half of their bill for electricity consumed in March 2003, up to a maximum of HK$10,000 per non-residential account and HK$200 per residential account.

Competition

     We and Hongkong Electric are currently Hong Kong’s only suppliers of electricity. Our and Hongkong Electric’s supply areas are divided geographically: Hongkong Electric supplies Hong Kong Island, Lamma Island and Ap Lei Chau Island and we supply Kowloon, the New Territories, Lantau and other outlying islands. We and Hongkong Electric share the sales of electricity to the Mass Transit Railway Corporation, which operates in both companies’ supply areas. We are the only provider of electricity in our supply area and hence have no competitors in transmission and distribution. We believe that it is unlikely to have any competitor to supply electricity to our supply area in the foreseeable future in light of the Scheme of Control, which is scheduled to remain in effect until 2008. The Government of Hong Kong may however consider adopting alternative regulatory structures for the power industry in Hong Kong in the longer term. In November 1999, the Government published the findings of a consultancy study into the potential for increasing interconnection capacity between the two electricity systems in Hong Kong as well as the potential for introducing competition. Subsequent to the consultancy study, the Government of Hong Kong appointed another consultant to evaluate and establish a feasible route, if any, to install new additional interconnectors between us and Hongkong Electric. On the subject of alternative market structures, those consultants concluded that no major reforms are advisable until 2009 at the earliest. They also acknowledged that much would depend on whether the power industry in Southern China has been sufficiently restructured to enable power producers located on the Chinese mainland to participate in some form of power pooling arrangements.

     The electricity-related operations of Hongkong Electric are governed by a scheme of control similar to the one to which we are a party. These two schemes of control are similar and do not give either us or Hongkong Electric the exclusive right to supply electricity in our respective supply areas. Nevertheless, we believe we have significant competitive advantage in Kowloon and the New Territories by virtue of our extensive transmission and distribution network.

     Our principal competition is from alternative power and heating sources. In the residential market, consumers may use piped or cylinder gas and oil for space and water heating and cooking. A variety of high performance electrical products may make inroads into the traditional cooking market, which is currently dominated by gas. Though practical substitutes for electricity in lighting and other traditional household appliances are rare, more severe competition in domestic gas clothes drying and space heating may develop.

     In the commercial market, electricity is the dominant energy source for lighting, office equipment and air conditioning. Due to stringent environmental pollution regulations, we expect some existing diesel oil applications to be gradually phased out, which presents good opportunities for their replacement by electricity or gas. Efficient electric cooking appliances now being produced for the commercial sector provide an alternative to a market previously dominated by gas. In the industrial market, currently there is no practical substitute for electricity in a number of applications including lighting and power for many types of industrial machinery and processes.

Environmental Matters

     Our and CAPCO’s operations are subject to a number of laws and regulations relating to environmental protection and safety. For 2002, each of us and CAPCO has maintained full compliance with environmental licence requirements in all material respects. Our major operating business groups, including generation, power systems and marketing and customer services continued to be accredited with ISO 14001 certification. In addition, the fuel diversification strategy featured by the use of a natural gas combined cycle generation and the purchase of nuclear electricity has resulted in significant reductions in air emission over the past decade.

     Furthermore, we have introduced a new ‘green’ substation design and environmentally friendly cable laying technology in our network development projects in Hong Kong and have also adopted a new approach on managing vegetation in the vicinity of our power system grid to enhance safety, system reliability and environmental friendliness.

Capital Investment Programme

     Our current financial plan, under the Scheme of Control, was approved by the Hong Kong Executive Council in May 2000. The plan covers the period from October 1999 to December 2004 and includes, among other matters, estimated operating and capital expenditures, projected level of Development Fund and the projected basic tariff rates. The projected capital expenditure of HK$30 billion is mainly required for improving reliability and quality of supply to customers through prudent investments in transmission and distribution facilities and generating assets.

     For the year ended December 31, 2002, we invested HK$4,923 million (US$631 million) in fixed assets, compared with HK$4,580 million for the year ended December 31, 2001, and HK$3,319 million for the year ended December 31, 2000. Capital expenditure by our affiliated companies incorporated in Hong Kong, principally CAPCO, was HK$950 million for the year ended December 31 2002, compared with HK$604 million for the year ended December 31, 2001 and HK$356 million for the year ended December 31, 2000. A total of HK$5,873 million capital expenditure was made by us and our affiliated companies for 2002.

     We reached an agreement with the Government of Hong Kong in December 1999 to defer the installation and commissioning of units 7 and 8 of the Black Point Power Station by five years, and hence the commissioning dates for those units are expected to be 2005 and 2006, respectively. Following the agreement to defer units 7 and 8 of the Black Point Power Station, we and CAPCO decided to forgo the permitted return on the outstanding deferral premium of HK$803 million arising from the delayed commissioning of the units. The deferral premium is a contractual obligation that corresponds to additional costs incurred by the vendors for delayed delivery of the two generator units. We and the Government agreed that we set aside a total of HK$803 million from the Development Fund to a special provision account to pay for the outstanding deferral premium.

     With the slowdown in growth in overall electricity demand and the adequate level of our existing generating capacity, the emphasis of our current financial plan is on investments in transmission and distribution systems, which are forecasted to constitute 70% of our capital expenditure through 2004. The purpose of these investments is to address the demand created by new towns, rail and infrastructure development projects in our supply area, as well as to upgrade our existing network to further enhance supply quality and reliability. Major projects currently under implementation include 132kV supply network reinforcement to Tseung Kwan O, Sai Kung, Yuen Long and Tin Shui Wai areas, substation reinforcement to Sham Shui Po, Kwun Tong and Tsuen Wan areas, and five infeed substations to the railway systems. In addition, two 400kV cable circuits are planned for year 2004 to reinforce the 400kV system. Also, design and engineering activities are underway regarding approximately 60 transmission development projects due for commissioning over the next several years.

Insurance

     We maintain property and casualty insurance against risks of our business to the extent we consider appropriate. Our Insurance and Claims Branch, which arranges insurance for our business in Hong Kong, assesses prudent levels of risk retention in consultation with professional external insurance advisors. Insurance coverage for risk above our retention level is obtained in the market.

Property, Plant and Equipment

     Our property consists mainly of power transmission and distribution equipment and facilities in Hong Kong. As discussed in “— Relationship with CAPCO”, we do not directly own generating facilities. As at December 31, 2002, the net book value of our property was HK$36,279 million of which HK$29,946 million represented plant, machinery and equipment and HK$6,333 million represented land and buildings.

     Land is held under lease from the Government of Hong Kong and many of our land leases are either long-term or containing an automatic right to renew for a specified fixed term. As at December 31, 2002, the aggregate net book value of our leased land held in Hong Kong was HK$2,143 million, of which HK$176 million represents land with a remaining lease period of over 50 years, HK$1,965 million with remaining lease periods between 10 to 50 years and HK$2 million with remaining lease periods of less than 10 years.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

     Unless stated otherwise, the discussion and analysis of our financial condition and results of operations in this section apply to our financial information as prepared according to Hong Kong GAAP, modified as necessary to comply with the terms of the Scheme of Control, which differs from U.S. GAAP in certain material aspects. You should read the following discussion of our financial condition and results of operations together with the financial statements and the notes to these statements included in Item 17. “Financial Statements” in this annual report, which includes in note 26, a discussion of the material differences between Hong Kong GAAP and U.S. GAAP.

     The following discussion and analysis are based on the following financial statements:

1.	our audited financial statements for the financial year ended December 31, 2000;

2.	our audited financial statements for the financial year ended December 31, 2001; and

3.	our audited financial statements for the financial year ended December 31, 2002.

General

     In general, our financial condition and results of operations are affected by the economic activities and the regulatory environment in Hong Kong. Among our end user sectors, the infrastructure and public services (formerly referred to as government and others) sectors recorded the largest growth in recent years. Specific customer groups within these sectors contributing significant growth are railway and underground networks, sewage facilities, institutions, telecommunications and other public facilities. In the near future, we expect that the demand of these sectors including infrastructure projects supported by the Government of Hong Kong will remain steady. Increase of consumption in the residential and commercial sectors was moderate in 2002, and is expected to remain moderate in the future. In the short term, consumption of the commercial sector is expected to be negatively affected by the outbreak of SARS. In the longer term when the effect of the outbreak of the SARS subsides, consumption in the commercial sector is expected to benefit from further development of the tourist industry. For the manufacturing sector, we expect its demand for electricity to continue to decrease due to Hong Kong’s transformation into a services-oriented economy . However, we expect the recently announced Closer Economic Partnership Arrangement, or CEPA, between Hong Kong and the Chinese mainland, when implemented, will generate economic benefits to Hong Kong in the future. Growth of electricity sales in Hong Kong in kilowatt hours has averaged 3.9% over the last ten years.

     The local economic recovery has been slow since the Asian financial crisis in 1997. Despite a rebound in re-exports, sustainability of the growth is threatened by uncertainties due to the September 11 terrorist attack in the United States, the ensuing military actions taken by the United States in Afghanistan and the war between the United States and its allies and Iraq. Domestically, a large fiscal deficit, prolonged deflation and sluggish property market continued to have considerable impact on consumer and corporate spending. Aggravated by the impact of the outbreak of the SARS, the economic recovery is expected to be slow during the remainder of 2003. In the medium term, the Hong Kong economy is expected to benefit from the development of local infrastructure projects, cross-border activities, expansion of logistics services and upturn of the tourist industry. A new Disney Theme Park is expected to be completed and in operation in Hong Kong around 2005/2006.

     We expect that our core business of providing electricity in Hong Kong will remain so in the foreseeable future. In light of the economic conditions in Hong Kong, we have announced to further freeze our tariff levels in 2003. In effect, our basic tariff rates remain at the 1998 levels. In addition, we have offered various rebates to our customers during 1999 to 2003.

     The current Scheme of Control Agreement will expire in 2008. It provides for an interim review in 2003 when modifications to any part of the Agreement may be requested by us and the Government of Hong Kong but with changes only to be made upon mutual consent from all parties concerned. However, as the Agreement was reviewed in 1998 and will expire in five years’ time, we do not believe that the 2003 interim review would entail major modifications to the Agreement as it currently stands. Discussions with the Government of Hong Kong on any revision and extension of the Scheme of Control beyond 2008 will therefore be of more fundamental importance. The Government of Hong Kong has indicated that it will conduct a review of the electricity market with a view of drawing up a broad framework for the development of the electricity supply sector to succeed the current Scheme of Control Agreement. In preparation for the future, we have been devoting considerable management resources to a thorough understanding of the implications of different regulatory systems for our Hong Kong electricity business. We will continue to contribute our knowledge and expertise to the discussion of the future of our industry and we expect that the legitimate interests of our company, our shareholders, our employees and the community we serve will be given balanced considerations.

     Effective management of the regulatory issues is essential to our continued success and we will continue to maintain our efforts in enhancing the quality of this business, in terms of tariff management, productivity and efficiency gains, reliability and customer service.

Critical Accounting Policies

     Our financial statements are prepared in conformity with Hong Kong GAAP, modified as necessary to comply with the terms of the Scheme of Control. The financial statements also include a reconciliation to U.S. GAAP. In preparing the financial statements, management exercises judgment in the selection and application of accounting principles, including making estimates and assumptions. Critical accounting policies include those policies that could result in materially different financial statement results if our assumptions regarding application of accounting principles were different. The following is a summary of critical accounting policies that are impacted by judgments and uncertainties and for which different amounts may be reported under a different set of conditions or using different assumptions.

Accounting under the Scheme of Control

     The financial operations of our company and our jointly controlled generating company, CAPCO, are governed by the Scheme of Control. Under the Scheme of Control, we are allowed to charge tariffs designed to recover the operating costs (including tax) and allowed net return of our company and CAPCO. The allowed net return is derived by subtracting from the permitted return (i) interest up to a maximum of 8% per annum on borrowings to finance fixed assets; (ii) a charge of 8% per annum on the sum of the average balances of the Development Fund and the special provision account; (iii) an excess capacity adjustment of 13.5% on the average excess capacity expenditure less an allowed interest charge of up to 8% per annum on the average excess capacity expenditure after the Black Point units 7 and 8 are commissioned; and (iv) interest up to a maximum of 8% per annum on the increase in average balance of the customers’ deposits in excess of the balance at September 30, 1998. The annual permitted return is determined as 13.5% of the average net fixed assets of our company and CAPCO relating to the electricity business plus a further 1.5% on the average net fixed assets financed by shareholders’ investments and acquired after September 30, 1978. Any difference between the permitted return and the profit for Scheme of Control operations is transferred to or from a Development Fund. The Development Fund represents a liability in our accounts. The allowed net return so derived is to be divided in accordance with the provisions of the agreements between our company and CAPCO. See “Item 17. Financial Statements – Scheme of Control Statement”.

     As of December 31, 2002, we and CAPCO together had a carrying value of net fixed assets of HK$63,115 million (US$8,093 million) which comprised primarily the generating facilities and transmission and distribution systems. This carrying amount reflects the application of our fixed assets accounting policy which complies with Hong Kong GAAP and U.S. GAAP. Depreciation is based on the rates stipulated under the Scheme of Control Agreement.

     The Scheme of Control stipulates the methodology in calculating the return of our electricity business in Hong Kong and will expire on September 30, 2008. Any modifications to the existing Scheme of Control following its expiry in 2008 may have an effect on our financial performance as it may affect the way we calculate our earnings from this business.

Turnover and Trade Receivables

     Our turnover primarily consists of sales of electricity which is recognized based on actual and accrued consumption derived from meter readings during the period. Residential customers are billed on a bi-monthly basis and their unbilled consumption accrued is estimated by taking into account the past trend of consumption.

     Our credit policy in respect of electricity sales is to allow customers to settle their electricity bills within 13 to 15 working days after issue. Our customers’ receivable balances are generally secured by cash deposits or bank guarantees. We continually assess the collectibility of our receivables and in the event we believe a receivable to be uncollectible, we write it off as bad debt. Changes in the assumptions on the collectibility of our receivables would change the amount of bad debt written-off. For the year ended December 31, 2002, the amount of bad debts written-off was HK$5 million (US$0.6 million).

Retirement Benefits

     Prior to 2002, under Hong Kong GAAP, the periodic charge to our financial statements for costs arising from a defined benefit retirement scheme was represented by our contributions to the scheme in a given period, determined with reference to independent actuarial valuations.

     On January 1, 2002, we adopted the new Hong Kong Statement of Standard Accounting Practice, or SSAP, No. 34 “Employee Benefits” in accounting for employee benefits which became effective for financial statements with periods beginning on or after January 1, 2002. On initial adoption of the new standard under Hong Kong GAAP, we carried out an actuarial valuation resulting in a surplus of plan assets over liabilities of HK$1,064 million (US$136 million). We are of the opinion that the surplus is not subject to taxation in Hong Kong. The new standard under Hong Kong GAAP is broadly consistent with Statement of Financial Accounting Standards, or SFAS, No. 87 “Employers’ Accounting for Pensions” under U.S. GAAP. The surplus upon initial adoption of the new Hong Kong accounting standard has been recognized as a prior year adjustment against retained profits. Under U.S. GAAP the retirement scheme asset at January 1, 2002 differs from this surplus due to the existence of unrecognized actuarial gains and losses; under U.S. GAAP such actuarial gains and losses are amortized over the average remaining active employee service period.

     On December 31, 2002, the remaining members in our defined benefit programmes were transferred to our defined contribution programmes. At the same time, we obtained the relevant approvals in principle to enable the winding up of the trusts governing our existing programmes. This represented a curtailment and settlement of the retirement benefit programmes. Accordingly, all previously unrecognized gains and losses were credited to the profit and loss account in 2002 under U.S. GAAP. Our retirement benefit programmes will be consolidated under a new trust which will commence to operate in June 2003. The retirement fund under the new trust is a defined contribution programme with additional guarantee that the individual member’s benefit will not be less than the amount of our mandatory contributions to a basic Mandatory Provident Fund scheme.

     The calculation of our pension expense and asset/liability for the defined benefit programmes requires the use of assumptions. These include assumptions about the discount rate, long-term expected return on plan assets and rate of future salary increases. In selecting the assumed discount rate, we made reference to market yields on high quality corporate bonds which have a similar term as the related liabilities. The expected rate of return on plan assets was arrived based upon the asset model used by our actuarial consultants, Watson Wyatt Hong Kong Limited, which takes into account inflation, short and long-term interest rates, equity risk premium and changes to bond price relating to changes in interest rates. Base compensation escalation took scale increments, promotions and increases in costs of living into consideration. Changes in these assumptions can result in different expense and asset/liability amounts.

Accounting for Derivative Instruments and Hedging Activities

     We engage in forward foreign exchange transactions and cross currency and interest rate swaps transactions to hedge the impact of foreign currency exposures and fluctuations in interest rates. We do not recognize such derivatives at fair value, nor do we account for the gains or losses relating to the fair value changes in these derivatives as this is not required under Hong Kong GAAP.

     Under U.S. GAAP, we adopt SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” which, as amended by SFAS Nos. 137 and 138, is referred to in this annual report as “SFAS No. 133” and became effective January 2001. SFAS No. 133 requires that all qualifying derivatives be recognized on the balance sheet at fair value. The fair value of our forward foreign currency contracts is the present value of expected future cash flows related to the difference between the contract rates and the market forward rates. In measuring the swap transactions, the fair value is the net present value of each cash flow discounted at the market quoted swap rates.

     We determine the fair value of the financial instruments under U.S. GAAP based on externally verifiable model inputs and quoted prices, and use market interest rates in determining discount rates. For certain derivative transactions which provide economic hedges but do not qualify for hedge accounting under SFAS No. 133, changes in fair value of the derivatives will impact our earnings.

New Accounting Pronouncement

     In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities-an Interpretation of ARB No. 51”. FIN 46 requires that certain variable interest entities, or VIE, be consolidated by their primary beneficiary if the primary beneficiary is subject to a majority of the risk of loss from the VIE activities, or entitled to receive a majority of the VIE’s residual returns, or both. FIN 46 is effective immediately for all new VIE created or acquired after January 31, 2003. For VIE created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. We are in the process of reviewing our joint venture arrangements to determine if there is any venture that would be considered as VIE and hence needs to be consolidated under the provisions of FIN 46.

Effects of Proposed Accounting Pronouncements

EITF Issue No. 01-08

     In August 2001, the Emerging Issues Task Force released Issue No. 01-8 “Determining Whether an Arrangement Is a Lease”, or Issue 01-8. Issue 01-8 was originally intended to provide guidance in determining whether an energy-related contract should be accounted for as a lease in accordance with SFAS No. 13 “Accounting for Leases” and the scope was later extended beyond energy-related contracts by developing additional guidance in determining whether any arrangement is a lease.

     Under the proposed guidance, an arrangement conveys the right to use the property, plant or equipment (“PP&E”) and would be considered to constitute a lease if (a) the purchaser has the ability or right to operate the PP&E, (b) the purchaser has the ability or right to control physical access to the underlying PP&E, or (c) it is remote that parties other than the purchaser will take more than a minor amount of the PP&E’s output during the term of the arrangement and the unit price for the purchaser is neither contractually fixed nor equal to the then current market price. It was further proposed that the determination of whether an arrangement contains a lease to be made at inception of the arrangement based on all the facts and circumstances and a reassessment is required only if there are certain specific modifications made to the agreement.

     Based on the proposed guidance and subject to the final decision of the Emerging Issues Task Force, lease accounting may apply to CLP Power’s power purchase arrangement with CAPCO if there is any modification to the existing arrangement since Issue 01-8 was proposed to be applicable on new or modified arrangement. If lease accounting does apply and requires the contract be accounted for as a capital lease under U.S. GAAP, we would have to record the related power plants as fixed assets in our accounts for U.S. GAAP purposes with an offsetting liability due to CAPCO. We anticipate that the implementation of Issue 01-8, if applicable, will have no material impact on our results of operations.

Results of Operations

Year ended December 31, 2002 Compared with Year ended December 31, 2001

     Our turnover in 2002 increased to HK$27,246 million (US$3,494 million) from HK$26,105 million in 2001, representing an increase of 4.4%. Of this, local sales of electricity accounted for HK$24,793 million (US$3,179 million), up 3.2% from 2001. The increase was mainly due to increased demand for electricity as a result of the continued housing and infrastructure developments undertaken by the Government of Hong Kong. Local unit sales grew by 2.8% in 2002. Sales to the Chinese mainland increased from HK$706 million in 2001 to HK$977 million (US$125 million) in 2002. The total export sales of 2,175 GWh in 2002 represented our largest sales volume to the Chinese mainland in one year since 1996. This reflects the strong economic growth in Guangdong Province. The export sales growth in 2002 was mainly attributable to increase in sales to Guangdong Guang-Dian Power Grid Group Company Limited.

     Other revenue increased from HK$1,380 million in 2001 to HK$1,476 million (US$189 million) in 2002, representing an increase of 7.0%. This was mainly due to higher dividend income from jointly controlled entities. The balance included revenue from temporary supplies and other miscellaneous transmission and districts work, late payment charges from customers and rental income.

     Total operating expenses increased to HK$18,450 million (US$2,366 million) in 2002 from HK$18,334 million in 2001, a slight increase of 0.6%. The increase in purchase of electricity from CAPCO and higher depreciation expense was largely offset by lower amount of nuclear electricity purchased, lower operation and maintenance costs and the capital gain on disposal of fixed assets.

     Purchase of electricity from CAPCO in 2002 amounted to HK$10,191 million (US$1,307 million), an increase of 3.8% from HK$9,815 million in 2001, mainly due to higher fuel expenses in CAPCO as a result of increased generation and higher coal and gas prices. See Item 4. “Information on the Company – Relationship with CAPCO” and Item 7. “Major Shareholders and Related Party Transactions – B. Related Party Transactions - CAPCO”.

     Purchase of nuclear electricity in 2002 amounted to HK$4,976 million (US$638 million), a slight decrease of 0.7% from HK$5,013 million in 2001, primarily as a result of a decrease in units purchased but at a higher unit price. See Item 7. “Major Shareholders and Related Party Transactions – B. Related Party Transactions – Guangdong Daya Bay Nuclear Power Station”.

     Staff costs in 2002 were HK$619 million (US$79 million), an increase of 4.6% from HK$592 million in 2001. This was mainly due to the lower staff cost re-charged to CAPCO in 2002.

     Other operating costs decreased from HK$892 million in 2001 to HK$522 million in fiscal 2002. This was mainly attributable to the net gain on disposal of fixed assets and decrease in operation and maintenance costs in 2002, partly offset by higher government rent and rates and loss on curtailment of the retirement benefit schemes.

     Depreciation charge in 2002 increased to HK$1,723 million (US$221 million), a 7.8% increase from HK$1,598 million in 2001. This increase was primarily due to the addition of assets to our transmission and distribution network in 2002.

     Operating profit in 2002 totaled HK$8,796 million (US$1,128 million), an increase of 13.2% from HK$7,771 million in 2001. Operating profit as a percentage of turnover increased from 29.8% in 2001 to 32.3% in 2002, mainly as a result of the increase in electricity sales revenue.

     Finance costs in 2002 decreased to HK$94 million (US$12 million) from HK$161 million in 2001, a decrease of 41.6% mainly due to lower average interest rates.

     Taxation increased by 58.8% from HK$537 million in 2001 to HK$853 million (US$109 million) in 2002. This was due to higher sales revenue in 2002 and the write back in 2001 of the tax provision relating to the change in financial year-end date in 1999.

     The transfers under the Scheme of Control amounted to HK$1,643 million (US$211 million) in 2002, compared to HK$1,506 million in 2001. Transfers under the Scheme of Control comprised (i) the difference between the Scheme of Control profit and the permitted return being transferred from/to the Development Fund, the difference being HK$1,420 million (US$182 million) transferred to Development Fund in 2002, compared to HK$1,201 million in 2001, (ii) a charge of 8% per annum on the sum of the average balances of the Development Fund and the special provision account, which is credited to a rate reduction reserve, and amounted to HK$319 million (US$41 million) in 2002, compared to HK$305 million in 2001, (iii) the amount of deferral premium in relation to Unit 7 and 8 of Black Point Power Station charged to the special provision account, being HK$96 million (US$12 million) in 2002 compared with no charge being made in 2001.

     Our net earnings after the transfers under the Scheme of Control were HK$6,206 million (US$796 million) in 2002, compared to HK$5,568 million in 2001.

     Our earnings per share of common stock increased by 11.2% to HK$2.49 (US$0.32) in 2002 from HK$2.24 in 2001.

     Dividends per share of common stock increased by 14.2% to HK$2.49 (US$0.32) in 2002 from HK$2.18 in 2001.

Year ended December 31, 2001 Compared with Year ended December 31, 2000

     Our turnover in 2001 increased to HK$26,105 million from HK$25,512 million in 2000, an increase of 2.3%. Of this, local sales of electricity accounted for HK$24,019 million, up 1.9% from 2000. The increase was mainly due to the growth in commercial sector and the continuous infrastructure development by the Government of Hong Kong. Local sales growth of 2.4% was recorded in 2001. Sales to the Chinese mainland increased from HK$588 million in 2000 to HK$706 million in 2001, which at that time represented our largest sales volume to the Chinese mainland in one year since 1996. The export sales growth was mainly attributed to the increase of sales to Guangdong Guang-Dian Power Grid Group Company Limited in 2001.

     Other revenue increased from HK$1,349 million in 2000 to HK$1,380 million in 2001, an increase of 2.3%, mainly due to higher dividend income from jointly controlled entities, and revenue from temporary supplies and other miscellaneous transmission and districts work.

     Total operating expenses increased to HK$18,334 million in 2001 from HK$17,582 million in 2000, an increase of 4.3% mainly owing to higher nuclear electricity purchased, higher operation and maintenance costs as well as depreciation charges. Purchase of electricity from CAPCO in 2001 amounted to HK$9,815 million, a slight increase of 0.8% from HK$9,735 million in 2000, resulted principally from higher expenditure requirement of CAPCO. See Item 4. “Information on the Company – Relationship with CAPCO” and Item 7. “Major Shareholders and Related Party Transactions – B. Related Party Transactions - CAPCO”. Purchase of nuclear electricity in 2001 amounted to HK$5,013 million, an increase of 9.3% from HK$4,587 million in 2000, as a result of higher units purchased and higher unit price. See Item 7. “Major Shareholders and Related Party Transactions – B. Related Party Transactions – Guangdong Daya Bay Nuclear Power Station”.

     Staff costs in 2001 were HK$592 million, a slight decrease of 2.8% from HK$609 million in 2000. This was mainly due to the compensation paid for the employees left under the Exit Program in 2000.

     Other operating cost increased to HK$892 million in 2001 from HK$731 million in 2000. This was mainly due to higher government rent and rates and costs associated with enhanced services to customers. Depreciation charge in 2001 increased to HK$1,598 million from HK$1,463 million in 2000, a 9.2% increase. This increase was primarily due to the additional assets added to our network in 2001.

     Operating profit in 2001 totaled HK$7,771 million, a decrease of 2.0% from HK$7,930 million in 2000. Operating profit as a percentage of turnover decreased from 31.1% in 2000 to 29.8% in 2001, mainly due to higher operating expenses, including nuclear electricity purchased, operation and maintenance costs as well as depreciation charge, but partly offset by the increase in sales revenue.

     Finance costs in 2001 decreased to HK$161 million from HK$195 million in 2000, a decrease of 17.4% mainly due to lower average interest rates and more interest being capitalized, partly offset by higher interest expenses on fuel clause recovery arising from the over-recovery in fuel clause account.

     Taxation decreased to HK$537 million in 2001 from HK$848 million in 2000, a decrease of 36.7% mainly due to the write back of a tax provision arising from the change in financial year in 1999 and higher tax allowance arising from higher capital expenditure in 2001.

     The transfers under the Scheme of Control amounted to HK$1,506 million in 2001, compared to HK$1,629 million in 2000. Transfers under the Scheme of Control comprised (i) the difference between the Scheme of Control profit and the permitted return being transferred from/to the Development Fund, the difference being HK$1,201 million transferred to Development Fund in 2001, compared to HK$1,386 million in 2000, (ii) a charge of 8% per annum on the sum of the average balances of the Development Fund and the special provision account being credited to a rate reduction reserve, which amounted to HK$305 million in 2001, compared to HK$280 million in 2000, (iii) the amount of deferral premium in relation to Unit 7 and 8 of Black Point Power Station charged to special provision account, with no charge being made in 2001 compared to the charge of HK$37 million in 2000.

     Our net earnings after the transfers under the Scheme of Control were HK$5,568 million in 2001, compared to HK$5,276 million in 2000.

     Our earnings per share of common stock increased by 5.7% to HK$2.24 in 2001 from HK$2.12 in 2000.

     Dividends per share of common stock increased by 2.8% to HK$2.18 in 2001 from HK$2.12 in 2000.

U.S. GAAP Reconciliation

     Our financial statements are prepared in accordance with Hong Kong GAAP modified as necessary to comply with the Scheme of Control. This accounting practice differs in certain material respects from U.S. GAAP. The following table sets forth a comparison of our profit, or net income, and shareholders’ funds, or shareholders’ equity, in accordance with Hong Kong GAAP (as modified) and U.S. GAAP.

	As of or for the year ended December 31,

	2000	2001	2002

	HK$	HK$	HK$	US$
	(in millions)
Net Income in accordance with
Hong Kong GAAP (1)	5,276	5,568	6,206	796
U.S. GAAP	5,432	5,634	6,323	811
Shareholders’ Equity in accordance with
Hong Kong GAAP(1)	22,539 (2)	22,608 (2)	22,553	2,892
U.S. GAAP	22,077	22,205	22,236	2,851

(1)	Hong Kong GAAP has been modified as necessary to comply with the Scheme of Control (see note 1 to our financial statements).

(2)	Shareholders’ Equity in accordance with Hong Kong GAAP as of December 31, 2000 and 2001 have been adjusted as required upon the initial adoption of the new Statement of Standard Accounting Practice No. 34 “Employee Benefits” in 2002. See Notes 1 and 14 to our financial statements of CLP Power Hong Kong Limited under Item 17.

     The significant differences between Hong Kong GAAP and U.S. GAAP are described in note 26 to our financial statements set forth in Item 17. “Financial Statements” in this annual report.

B.     Liquidity and Capital Resources

Sources of Liquidity

     We have financed our operations and capital expenditure from cash flow generated from operations, short-term borrowings, long-term borrowings and the issuance of debt securities. Our cash flow generated from operations has been and is expected to continue to be our principal source of liquidity. We expect that customer demand for our electricity will remain stable and may increase as the economy grows. We do not believe our customer demand in the foreseeable future is likely to be negatively affected by rapid technological changes. We have not relied, and we do not plan to rely in the foreseeable future, on off-balance sheet financing arrangements as our source of financing.

     At December 31, 2002, we had cash and deposits of HK$11 million (US$1 million), as compared to HK$17 million at December 31, 2001. All of these liquid funds were denominated in Hong Kong dollars.

     Net cash provided by operating activities in 2002 amounted to HK$9,166 million (US$1,176 million), an increase of HK$796 million (US$102 million) when compared to 2001. This increase was mainly due to our increased profits. Net cash used in investment activities was HK$5,399 million (US$693 million), comprising mainly capital expenditure and increased loans and advances to CAPCO and Hong Kong Pumped Storage Development Company. Net cash used in financing activities was HK$3,773 million (US$484 million) which primarily resulted from payment of dividends, partly offset by an increase in borrowings.

     We adopt a prudent approach to all our financial arrangements, while at the same time aiming to achieve cost efficient funding. In 2002, we, through our wholly owned subsidiary CLP Power Hong Kong Financing Limited, set up a Medium Term Note Programme (the “MTN Programme”). Under the MTN Programme, notes in an aggregate amount of up to US$1.5 billion or its equivalent in other currencies may be issued from time to time and will be unconditionally and irrevocably guaranteed by us. In return, all proceeds from any issuance of notes under the MTN Programme will be lent onward to us at same interest rate and terms as those notes issued by the subsidiary, and we will reimburse the subsidiary any related expenses incurred. In May 2002, US$300 million 6.25% fixed rate notes due 2012 were issued under the MTN Programme. Another HK$500 million 4.45% fixed rate notes due 2013 were issued in June 2003.

Credit Facilities

     As of December 31, 2002, the total credit facilities, excluding the commercial paper facility mentioned below, available to us were HK$9,655 million (US$1,238 million). We established a U.S. dollar denominated commercial paper programme in the amount of US$500 million in 1996, which we have not utilized since March 1998. We did not and do not plan to rely on this commercial paper facility for our liquidity. The table below sets forth the committed and uncommitted credit facilities and the periods of maturity of these credit facilities available to us as of December 31, 2002.

	Maturity by Period

		Less than	1-3	4-5	After 5
Credit Facilities – CLP Power	Total	1 year	years	years	years

	(in HK$ million)
Committed Credit Facilities	7,686	1,503	1,503	2,340	2,340*
Uncommitted Credit Facilities	1,969	1,969	—	—	—

Total	9,655	3,472	1,503	2,340	2,340

*	Representing loan from our subsidiary company CLP Power Hong Kong Financing Limited due 2012 (US$300 million or HK$2,340 million equivalent).

     As of December 31, 2002, the total credit facilities available to CAPCO were HK$16,623 million (US$2,131 million) including a new loan facility of HK$2.3 billion CAPCO arranged in the last quarter of 2002 to refinance certain U.S. dollar and Hong Kong dollar loans at lower interest rates. The entire committed amount under this new loan facility was drawn down by CAPCO in January 2003. The table below sets forth the committed and uncommitted credit facilities and the periods of maturity of these credit facilities available to CAPCO as of December 31, 2002.

	Maturity by Period

		Less than	1-3	4-5	After 5
Credit Facilities – CAPCO	Total	1 year	years	years	years

	(in HK$ million)
Committed Credit Facilities	15,657	3,796	3,298	3,592	4,971
Uncommitted Credit Facilities	966	966	—	—	—

Total	16,623	4,762	3,298	3,592	4,971

Credit Facilities – CLP Power and CAPCO	26,278	8,234	4,801	5,932	7,311

The sources of credit facilities available to us and CAPCO are as follows:

		CLP Power
	CLP Power	+ CAPCO

	%	%
Available Credit Facilities in Percentage
Export Credits	—	30
US Dollar Notes due 2006	24	9
Private Placement	—	6
Term Loans	16	26
Loan from CLP Power Hong Kong Financing Ltd. due 2012	24	9
Money Market Lines (including bank overdraft)	36	20

	100	100

     The uncommitted credit facilities available to us and CAPCO were comprised of short-term money market lines and overdraft facilities. The financial market stability and individual banks’ funding position may affect the availability of these uncommitted short-term credit facilities. However, we adopt a prudent approach in determining the appropriate mix of committed and uncommitted facilities and solicit our facilities from a pool of strong credit based financial institutions.

Borrowings

     Out of the total HK$9,655 million (US$1,238 million) credit facilities available to us, HK$6,742 million (US$864 million) was drawn down at December 31, 2002. Our borrowings with maturities of less than one year amounted to HK$559 million (US$72 million). Those with maturities of between one to five years and of longer than five years amounted to HK$3,843 million (US$492 million) and HK$2,340 million (US$300 million) respectively. For CAPCO, HK$11,832 million (US$1,517 million) was drawn down at December 31, 2002. CAPCO’s borrowings with maturities of less than one year as at December 31, 2002 amounted to HK$4,099 million (US$526 million). CAPCO’s borrowings with maturities of between one to five years and of longer than five years amounted to HK$5,711 million (US$732 million) and HK$2,022 million (US$259 million), respectively.

     The type, interest rate, maturity and currency profile of our borrowings, as well as those for us and CAPCO combined, are summarized in the following tables:

		CLP Power
	CLP Power	+ CAPCO

	%	%
Loan Balance in Percentage
Export Credits	—	21
US Dollar Notes due 2006	35	13
Private Placement	—	8
Term Loans	22	37
Loan from CLP Hong Kong Financing Ltd. due 2012	35	13
Money Market Lines (including bank overdraft)	8	8

	100	100

Interest Rate Base in Percentage
Floating Rate	50	41
Fixed Rate	50	59

	100	100

Maturity in Percentage
Less than 1 year	8	25
1-3 years	22	26
4-5 years	35	26
After 5 years	35	23

	100	100

Currency in Percentage
HK Dollar Loans	30	19
US Dollar Loans	—	29
Foreign Currency Loans (Hedged into HK Dollar)	70	52

	100	100

     The weighted average interest rate for total borrowings for us and CAPCO were 4.84% and 5.06% respectively for 2002, as compared to 5.99% and 6.30% respectively for 2001. The borrowing costs will be affected by the changes in our financial strength, credit rating and economic and political conditions.

     Our ratio of debt to total capitalization (i.e., total debt divided by the sum of total debt and shareholders’ equity) was 22.9% at December 31, 2002, as compared to 15.7% at December 31, 2001. Our ratios of earnings to fixed charges were 40:1, 36:1 and 34:1 for 2000, 2001 and 2002, respectively. See “Item 3. Key information — A. Selected financial data”.

     Under certain loan agreements entered into by CAPCO, CAPCO is required to maintain the ratio of its borrowings to shareholders’ funds to be not more than 150%. At December 31, 2002, CAPCO’s ratio of borrowings to shareholders’ funds was 75%. Under some of our loan agreements, committed or uncommitted, material adverse change in our business could give rise to the acceleration of our repayment obligations and/or cancellation of available commitments. Under the current outlook, we do not expect any material adverse change in our business and are confident to comply with the financial covenants.

Contractual Obligations and Other Commercial Commitments

     Set forth below are the aggregate amounts, as of December 31, 2002, of our future cash payment obligations under existing debt arrangements:

	Payments Due by Period

		Less than	1-3	4-5	After 5
Contractual Obligations – CLP Power	Total	1 year	years	years	years

	(in HK$ million)
Short-term borrowings	556	556	—	—	—
Long-term borrowings	6,186	3	1,503	2,340	2,340

Total contractual cash obligations	6,742	559	1,503	2,340	2,340

     We have no significant operating lease commitments or sale-leaseback arrangements.

     Also set out below are the aggregate amounts of CAPCO’s future cash payment obligations under their existing debt arrangement as of December 31, 2002:

	Payments Due by Period

		Less than	1-3	4-5	After 5
Contractual Obligations – CAPCO	Total	1 year	years	years	years

	(in HK$ million)
Short-term borrowings	1,003	1,003	—	—	—
Long-term borrowings	10,829	3,096	3,298	2,413	2,022

Total contractual cash obligations	11,832	4,099	3,298	2,413	2,022

     CAPCO also has entered into a 20-year take or pay contract to purchase natural gas for the electricity generation of the Black Point Power Station. The contract commenced in 1996. CAPCO is required to take or pay at least 90% of approximately 100,000 Giga British Thermal Unit, or Gbtu, every year under this contract. The purchase price of the gas is based on a basket of parameters such as United States Consumer Prices Index, crude oil price and coal price. CAPCO paid HK$2,344 million (US$301 million) for the gas in 2002 pursuant to the contract. See “Item 4. Information on the Company — B. Business Overview — Electricity Business in Hong Kong — Fuel.”

     In addition to the contractual obligation set forth above, as of December 31, 2002, we had contracted for capital expenditures in the amounts of HK$3,056 million (US$392 million). The contracted amounts for us and CAPCO combined were HK$5,055 million (US$648 million), of which the contracted amounts for 2003 totaled HK$3,276 million (US$420 million). These expenditures will be used primarily for enhancing our transmission and distribution systems and constructing Black Point Power Station Units 7 and 8. We expect to continue to make significant investments in fixed assets over the next several years which will be financed by cash flow from operations, borrowings from banks and export credit agencies and issuance of debt securities.

Off-Balance Sheet Arrangements

     We have, from time to time, entered into forward foreign exchange contracts, currency swaps and interest rate swaps to hedge our foreign currency and interest rate exposure on loan interest/repayments, purchase of goods and services and other projected expenditures with an objective to minimize the impact of exchange rate and interest rate fluctuation on earnings and tariff charges to customers. We employ these derivative instruments solely for hedging purposes. We do not engage in any derivative contracts for speculative purposes. See note 20 to our financial statements.

     As of December 31, 2002, our outstanding forward foreign exchange contracts, currency swaps and interest rate swaps transactions amounted to HK$29,771 million (US$3,817 million). Out of this total, interest rate swaps transactions accounted for about 7.3% and US dollar forward foreign exchange contracts and currency swaps accounted for about 91.4%. The fair value of these off-balance sheet financial instruments was HK$370 million (US$47 million), which represents the net proceeds we would receive if these forward foreign exchange contracts, currency swaps and interest rate swaps were closed out on December 31, 2002. See “Item 11. Quantitative and Qualitative Disclosure about Market Risks”.

C.     Research and Development, Patents and Licenses, etc.

     We sponsored research and development activities that are electricity-related and in the areas of energy efficiency, conservation and environmental friendliness. The amounts incurred were immaterial to our business operations in the last three financial years. In addition, patents and licenses are immaterial to our business operations.

D.     Trend Information

     Please see “—A. Operating Results —General” for a discussion of the most significant recent trends in our operations, sales and revenues since the end of 2002. In addition, please refer to discussions included in this Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net operating revenues, income from continuing operations, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Item 6. Directors, Senior Management and Employees

A.     Directors and Senior Management

     Under our Articles of Association, the business of our company is managed by our Board of Directors, or the Board. Our Managing Director represents our company and administers our day-to-day business in all matters not specifically designated as responsibilities of our Board of Directors.

     The presence at Board meetings of three Board members constitutes a voting quorum and resolutions can be passed by a majority of the Board members present.

     The following table shows information regarding all of our Directors and executive officers as of May 31, 2003.

			Year	Year Appointed
			Appointed to	as Director
Name	Age	Position	Current Title	of our company

Directors

W. E. Mocatta	50	Chairman	1999	1993
Andrew Brandler	47	Vice Chairman	2000	2000
Betty S. M. Yuen*	45	Managing Director	2002	1998
J. S. Dickson Leach	57	Director	1978	1978
J. A. H. Leigh	49	Director	1997	1997
R. B. Hirsch	47	Director	2001	2001
L. J. Ryerkerk	40	Director	2001	2001
Peter P. W. Tse	52	Director	1999	1999
Stewart H. Saunders	59	Director	2002	2002
R. C. Eastwood	55	Director	2001	2001
Albert S. C. Poon	52	Director	2001	2001
Paul W.Y. Poon	50	Director	2002	2002
M. J. Hupka**	52	Director	2003	2003

Alternate Directors

P. W. Greenwood,	46	Company Secretary	1996	1998
Alternate Director to J. A. H Leigh
Richard K. Lancaster,	41	Alternate Director	2002	2002
Alternate Director to Betty S. M. Yuen and Stewart H. Saunders

Executive Officers

Betty S. M. Yuen*	45	Managing Director	2002	—
Stewart H. Saunders	59	Chief Operating Officer	2002	—
R. C. Eastwood	55	Director, Generation	2002	—
Albert S. C. Poon	52	Director, Marketing	2002	—
		and Customer Services
Paul W. Y. Poon	50	Director, Power Systems	2002	—
Richard K. Lancaster	41	Commercial Director	2002	—

*	Following the retirement of Mr. Michael Price from the CLP Group after 24 years of service to our company, Mrs. Betty S.M. Yuen was appointed as the Managing Director of our company effective from April 1, 2002.

**	Our Articles of Association provide that CAPCO shall have the right to appoint three Directors. Mr. S. F. Goldmann, Ms. L. J. Ryerkerk and Mr. R. B. Hirsch were appointed to our Board of Directors by CAPCO. After serving for the full year in 2002, Mr. S. F. Goldmann retired as a Director of our company on January 1, 2003 and Mr. M. J. Hupka was appointed as a Director of our company on January 1, 2003.

     Apart from the Managing Director and Executive Directors, all the Directors (including our Chairman) are subject to retirement by rotation. At the Annual General Meeting each year, two Directors for the time being (who have been longest in office since their last election or appointment) shall retire and are eligible for re-election in accordance with our Articles of Association.

     Mr. Stewart H. Saunders was appointed as a Director on June 1, 2002.

     Mr. Paul W. Y. Poon was appointed as a Director in place of Mr. E. A. Woodley on July 1, 2002.

     Mr. Richard K. Lancaster was appointed as an Alternate Director to Mrs. Betty S. M. Yuen and Mr. Stewart H. Saunders on April 1, 2002 and June 1, 2002 respectively.

     In accordance with Article 104 of our Articles of Association, Mr. Peter P. W. Tse and Mr. J. S. Dickson Leach retired by rotation and were re-elected as Directors of our company at our Annual General Meeting held on March 14, 2003.

     In accordance with Article 110 of our Articles of Association, Mr. Stewart H. Saunders, Mr. Paul W. Y. Poon and Mr. M. J. Hupka retired by rotation and were elected as Directors of our company at our Annual General Meeting held on March 14, 2003.

     Following the appointment of Mrs. Betty S.M. Yuen as the Managing Director of our company, a new senior management team was formed and took effect from April 1, 2002. A Chief Operating Officer was created to manage the operational side of the business with the Directors of Generation, Power Systems and Marketing and Customer Services reporting to him. Mr. Stewart H. Saunders was appointed as the Chief Operating Officer and to the Board of our company on June 1, 2002. Mr. Paul W. Y. Poon was appointed as Director, Power Systems and appointed to the Board of our company, in place of Mr. E. A. Woodley, on July 1, 2002. Mr. Richard K. Lancaster was appointed as the alternate to Mrs. Betty S.M. Yuen and Mr. Stewart H. Saunders on the Board of our company effective on April 1, 2002 and June 1, 2002 respectively. Accordingly, the Executive Officers of our company as of February 20, 2003 are as follows:

			Year Appointed
Executive Officers	Age	Position	To Current Title

Betty S. M. Yuen	45	Managing Director	2002
Stewart H. Saunders	59	Chief Operating Officer	2002
R. C. Eastwood	55	Director, Generation	2002
Albert S. C. Poon	52	Director, Marketing	2002
		and Customer Services
Paul W.Y. Poon	50	Director, Power Systems	2002
Richard K. Lancaster	41	Commercial Director	2002

Biographical Details of Directors and Executive Officers

Directors

W. E. Mocatta, FCA

     Mr. Mocatta is a Fellow of The Institute of Chartered Accountants in England and Wales. He became a Director of Sir Elly Kadoorie & Sons Ltd. in 1982. He is the Deputy Chairman of Hong Kong Pumped Storage Development Company Limited and a Director of Castle Peak Power Company Limited. He is also the Vice Chairman of CLP Holdings Limited, the Chairman of CLP Telecommunications Limited and CLP Properties Limited as well as a Director of The Hongkong and Shanghai Hotels, Ltd. and other companies in Hong Kong.

Andrew Brandler, MA, MBA, ACA

     Mr. Brandler holds an MA degree from the University of Cambridge, MBA degree from Harvard Business School, and is a member of The Institute of Chartered Accountants in England and Wales. He joined the CLP Group as the Group Managing Director and Chief Executive Officer in May 2000 and is responsible for overall group performance. He is also a Director of Castle Peak Power Company Limited and Hong Kong Pumped Storage Development Company Limited. Mr. Brandler was an investment banker specializing in the energy and utility sectors and prior to joining the CLP Group, he was Head of Asia-Pacific Corporate Finance with Schroders, based in Hong Kong.

Betty S. M. Yuen, B.Comm., CA (Canada)

     Mrs. Yuen has overall responsibility for our company. She is also a Director of Castle Peak Power Company Limited and Hong Kong Pumped Storage Development Company Limited. Mrs. Yuen began her career in public accounting in Canada. She spent 13 years with ExxonMobil Energy Limited and her latest position there was Executive Director — Finance and Development before taking up the position in our company as Director — Finance and Planning in 1999. Mrs. Yuen assumed her current position in April 2002.

J. S. Dickson Leach, MBA, FCA

     Mr. Dickson Leach holds an MBA degree from Columbia University and is a Fellow of The Institute of Chartered Accountants in England and Wales. He is the Vice Chairman of CLP Holdings Limited and the Chairman of CLP Power International Limited and CLP Power China Limited, as well as the Alternate to W. E. Mocatta on the boards of Castle Peak Power Company Limited and Hong Kong Pumped Storage Development Company Limited. He is also Chairman of Tai Ping Carpets International Ltd. and Sir Elly Kadoorie & Sons Ltd. He is a Director of The Hongkong & Shanghai Hotels, Ltd. and other companies in Hong Kong.

J. A. H. Leigh

     Mr. Leigh is a lawyer by training. Prior to joining the CLP Group, Mr. Leigh was in private practice as a solicitor in Hong Kong and the United Kingdom. He was the Senior Legal Advisor, Company Secretary and General Manager - Corporate Affairs in the CLP Group between 1986 and 1996. Mr. Leigh is currently a Director of Sir Elly Kadoorie & Sons Ltd., overseeing a number of the Kadoorie Family’s interests in Hong Kong and overseas. He is a Director of CLP Holdings Limited.

R. B. Hirsch, BS, PhD

     Mr. Hirsch is the Planning Director of ExxonMobil Energy Limited. He is a Director of ExxonMobil Energy Limited, Castle Peak Power Company Limited and Hong Kong Pumped Storage Development Company, Limited. He holds a BS degree in Chemistry and Economics from Yale University and a PhD degree in Economics from the Massachusetts Institute of Technology. He began his career with Exxon Mobil Corporation (formerly known as Exxon Corporation) in 1981 and has held positions in economics, planning, and finance. He assumed his present position in Hong Kong in August 2001.

L. J. Ryerkerk, BS

     Ms. Ryerkerk is the Chairman of ExxonMobil Energy Limited, Castle Peak Power Company Limited and Hong Kong Pumped Storage Development Company, Limited. She is also a Director of CLP Research Institute Limited. A graduate in Chemical Engineering from Iowa State University; she joined Exxon Mobil Corporation (formerly known as Exxon Corporation) in 1984 and has extensive experience in operations, technical and manufacturing in both petroleum refining and chemical industries within the United States. She joined ExxonMobil Energy Limited in Hong Kong in April 2001 and assumed her current position as Chairman and Managing Director in January 2003.

M. J. Hupka, BBA, MIM

     Mr. Hupka is the Commercial and Financial Manager of ExxonMobil Energy Limited. He is a Director of ExxonMobil Energy Limited, Castle Peak Power Company Limited and Hong Kong Pumped Storage Development Company, Limited. He holds a BBA from Miami University of Ohio, and a Master of International Management degree from The American Graduate School of International Management. He joined Exxon Mobil Corporation (formerly known as Exxon Corporation) in 1975 and has broad financial experience in the Upstream, Downstream, Coal and Power Industries, mainly working in Southeast Asia and China. He joined ExxonMobil Energy Limited in 2000 as Financial Manager, and became the Commercial and Financial Manager in November 2001.

Peter P. W. Tse, BSc(Eng.), MSc, FCA, FHKSA

     Mr. Tse holds a BSc(Eng.) degree in Mechanical Engineering from The University of Hong Kong and an MSc degree from The University of Stirling in Scotland. He is a Fellow of The Institute of Chartered Accountants in England and Wales and a Fellow of The Hong Kong Society of Accountants. Mr. Tse is the Executive Director and Chief Financial Officer of CLP Holdings Limited. He is responsible for the CLP Group’s financial and treasury affairs, investor relations and property business. Before joining the CLP Group in 1981, he worked with Deloitte & Co. in London and Hong Kong, and the Swire Group. Mr. Tse is a member of the Listing Committees of the Main Board and Growth Enterprises Market Board of the Stock Exchange of Hong Kong and a member of the Dual Filing Advisory Group of Securities and Futures Commission.

Stewart H. Saunders, MBE, BSc (Eng.), DipMS, C.Eng., MIEE, MBIM

     Mr. Saunders is the Chief Operating Officer of our company and is responsible for the Scheme of Control business. He is also a Director of Castle Peak Power Company Limited. He began his career in the power sector in 1960 when he joined the South of Scotland Electricity Board. He was seconded from ScottishPower to CLP Power in March 1997 to lead the integration of Transmission and Distribution & Customer Services Business Groups and became the General Manager of Power Systems in September of that year. He served as such until he returned to the United Kingdom in August 1999. Prior to assuming his current position in June 2002, Mr. Saunders was the Managing Director of Manweb, then the Corporate Regional Director of ScottishPower. He was awarded an MBE for his services to the Electricity Industry in the 2002 New Year’s Honours List.

R. C. Eastwood, BSc, AMIEE

     Mr. Eastwood is the Director, Generation of our company. He is also a Director of Castle Peak Power Company Limited and the Alternate to Andrew Brandler and Betty S. M. Yuen on the Board of Hong Kong Pumped Storage Development Company Limited. He is responsible for the operation and maintenance of Castle Peak Power Company Limited’s generating facilities at Castle Peak, Black Point and Penny’s Bay Power Stations in Hong Kong. He also manages our company’s interests in the Guangzhou Pumped Storage Power Station in the Chinese mainland. He began his career with the Central Electricity Generating Board of the United Kingdom and subsequently transferred to our company in 1978 after two years on secondment with British Electricity International at the Tsing Yi Power Station. Mr. Eastwood assumed his current position in August 2001.

Albert S. C. Poon, PhD

     Dr. Poon is the Director, Marketing and Customer Services of our company and manages the marketing and customer services functions. He joined the CLP Group in 1980, having gained experience with the Electricity Commission of New South Wales in Australia. Dr. Poon held a range of corporate strategy and planning posts before joining our company’s Marketing and Customer Services team as the Head of Business Strategy & Planning. He assumed his present position in October 2001.

Paul W. Y. Poon, BSc(Eng.), MIEE, MHKIE

     Mr. Poon is the Director, Power Systems of our company and manages the transmission and distribution systems. He started his career with our company in 1974 as a graduate trainee. After gaining experience with Binnie Consultants Limited and the Water Supplies Department of the then Hong Kong Government, he rejoined CLP Power in 1981. Since then, he had held various management positions in Transmission Projects, Technical Services, Change Management, CLP Power International Limited, Regional Operations and Asset Management. He assumed his current position in July 2002.

Alternate Directors

Peter W. Greenwood, MA, FCS, FCIS

     Mr. Greenwood holds an MA degree in law from the University of Cambridge. He is a Fellow of The Institute of Chartered Secretaries in England and a Fellow of The Hong Kong Institute of Company Secretaries. He is a solicitor in England and Wales and in Hong Kong as well as being qualified as an avocat in France. Mr. Greenwood is the Director and Company Secretary of CLP Holdings Limited and is responsible for the CLP Group’s corporate secretarial and legal affairs. Before joining the CLP Group in 1995, he was a Senior Commercial Lawyer with the Provisional Airport Authority, Hong Kong, and had also been in private practice as a solicitor with leading corporate law firms in the United Kingdom, Hong Kong and France.

Richard K. Lancaster, BE

     Mr. Lancaster is the Commercial Director of our company and is responsible for finance, procurement, treasury, strategic projects, legal and shared services functions . He joined our company in 1992 and held a range of posts in the Generation business before moving to the Corporate Commercial Group in 2002. An engineer by background, Mr. Lancaster began his career with the Electricity Commission of New South Wales in Australia, and subsequently gained a wide experience in various industrial operations in both Australia and the United Kingdom prior to joining our company.

B.     Compensation

     We have adopted a Senior Executive Remuneration Programme which was revised with effect from May 1, 2001. The programme consists of base compensation, retirement and medical benefits and performance-based incentive schemes. The programme includes an Annual Incentive Plan and a Long-term Incentive Plan. The Annual Incentive Plan focuses on achievement of annual objectives and to reward Senior Executives for the results achieved and is payable annually in cash. The Long-term Incentive Plan aims to align management and shareholder interests. The Long-term Incentive Plan ties to CLP Holdings’ long-term share performance by using a phantom share plan with a vesting period of three years. We pay the Senior Executive an amount equal to the product of a notional number of shares, determined by performance, and the prevailing share price at the end of the three-year period. We recognize such incentive bonus as expense on a pro-rata basis throughout the three-year period. Subject to certain vesting conditions, the award is payable in the first quarter of the fourth year. We expect to make the first award in 2004.

     Early retirement/termination compensation is not part of the remuneration arrangements for our Directors and Executive Officers but may be payable, where appropriate, upon approval by the Chairman of the Human Resources and Remuneration Committee under the Board of Directors of our parent company, CLP Holdings.

Directors’ Remuneration

     For 2002, our Directors’ remuneration included their fees of approximately HK$1 million; salaries, allowances and benefits in kind of approximately HK$23 million, contribution made to provident funds on Directors’ behalf of approximately HK$3 million and compensation for loss of office of HK$10 million. We paid a fee of HK$75,000 per annum to each of our Directors.

     Out of our fifteen Directors (including the resigned Mr. Michael Price and Mr. E. A. Woodley), only seven directors have received remuneration, which is within the following bands:

HK$	Number of Directors

1,500,001 – 2,000,000	1
2,500,001 – 3,000,000	2
3,000,001 – 3,500,000	1
4,000,001 – 4,500,000	1
6,000,001 – 6,500,000	1
13,000,001 – 13,500,000	1

Executive Officers’ Remuneration

     Except for one of our executive officers who has joined the Mandatory Provident Fund (MPF) scheme operated by an independent service provider, all of our other executive officers have joined the defined contribution section of our retirement fund. Our contribution to the MPF and the defined contribution section of our retirement fund amounts to a maximum of 5% and 12.5% of base compensation respectively.

     For 2002, our executive officers’ remuneration included salaries, allowances and benefits in kind of approximately HK$26 million, contribution made to provident funds on the Officers’ behalf of approximately HK$3 million and compensation for loss of office of HK$10 million.

     The remuneration paid to our executive officers during the year is within the following bands, including Mr. Michael Price and Mr. E. A. Woodley who resigned on March 31, 2002 and June 30, 2002 respectively:

HK$	Number of Officers

2,500,001 – 3,000,000	2
3,000,001 – 3,500,000	2
3,500,001 – 4,000,000	1
4,000,001 – 4,500,000	1
6,000,001 – 6,500,000	1
13,000,001 – 13,500,000**	1

**	included HK$10.2 million being compensation for loss of office

C.	Board Practices

     Our Board of Directors has appointed the following Committees with specific terms of reference. The membership and a summary of the terms of reference of each Committee appointed by our Board of Directors are listed below.

      Audit Committee

Members: Mr. Andrew Brandler, Mr. W. E. Mocatta, Mr. S. F. Goldmann and Mr. Peter P. W. Tse

The Audit Committee meets every six months:

1.	to assure that adequate internal controls are in place and followed;

2.	to assure that appropriate accounting principles and reporting practices are followed;

3.	to satisfy itself as to the adequacy of the scope and direction of external and internal auditing;

4.	to provide liaison among the shareholders, management, the authorized independent auditors, or the Authorized Auditors, and Internal Auditors;

5.	to satisfy itself as to compliance with legal requirements;

6.	to satisfy itself that proper business ethics have been followed;

7.	to review audit and control related corporate representations made to Authorized Auditors and to shareholders; and either make recommendations to our Board of Directors as deemed necessary or to take approved action if within its delegated authority.

There were two meetings of the Audit Committee in 2002.

As our Board of Directors has assumed the duties of the Audit Committee, the Audit Committee was abolished in February 2003.

Finance and General Committee

Members: Mr. W. E. Mocatta, Mr. J. S. Dickson Leach, Mr. S. F. Goldmann (retired on January 1, 2003), Ms. L. J. Ryerkerk, Mr. M. J. Hupka (appointed on January 1, 2003), Mr. Andrew Brandler, Mr. Peter P. W. Tse, Mrs. Betty S. M. Yuen, Mr. Richard K. Lancaster, Mr. Stewart H. Saunders and Mr. Benjamin K. L. Lau

The Finance and General Committee meets as and when required to review the financial operations and issues regarding the management and operation of our company. The Finance and General Committee endorses recommendations to our Board of Directors as deemed appropriate or approves actions within its delegated authority. The scope of reviews and actions arising from the reviews are subject to the CLP Group policies and guidelines established by our parent company, CLP Holdings, from time to time. There were six meetings of the Finance and General Committee in 2002.

D.     Employees

     As at December 31, 2002, we had a total workforce of 3,865, as compared with 3,640 as at December 31, 2001. Of the total number of employees as at December 31, 2002, 31% were professionals and administrative personnel, 35% were engineers and technical personnel and 34% were industrial workers. We do not have any unions or labour organisations and consider our relationship with our employees to be satisfactory.

     We currently operate two retirement funds, established under separate trusts, with one for professional and general staff and the other for industrial staff. We have obtained the relevant approvals in principle to consolidate the two retirement funds under a new single trust, which will commence to operate in June 2003, to streamline our operation and enhance administrative efficiency. The retirement fund under the new trust is a defined contribution programme which provides benefits linked to contributions and investment returns made on the programme, with additional guarantee that the individual member’s benefit will not be less than the amount of our mandatory contributions to a basic Mandatory Provident Fund scheme which commenced on December 1, 2000 and is operated by an independent service provider.

E.     Share Ownership

     We are wholly owned by CLP Holdings Limited, a company incorporated in Hong Kong with limited liability and listed on The Stock Exchange of Hong Kong Limited.

     As at December 31, 2002, there were no arrangement that involved the issue or grant of options or shares or securities from us.

Item 7. Major Shareholders and Related Party Transactions

A.     Major Shareholders

     We are a wholly owned subsidiary of CLP Holdings Limited, a company incorporated in Hong Kong with limited liability and listed on The Stock Exchange of Hong Kong Limited.

B.     Related Party Transactions

     We from time to time have engaged in a variety of transactions with our affiliates in the normal course of business. Our policy is to encourage competition among suppliers that may include our affiliates. We usually select our suppliers through competitive bidding procedures. We believe that such transactions have been conducted on terms as favorable to us as would be obtainable at the time in a comparable arm’s length transaction with a non-affiliate. See Note 22 to the financial statement included in Item 17. “Financial Statements” in this annual report.

CAPCO

     Under a contract between us and CAPCO, a company in which we hold 40% of equity interest, we are obligated to purchase all of the electricity generated by CAPCO. Pursuant to the contract, the price paid by us to CAPCO is sufficient to cover all of CAPCO’s operating expenses as well as CAPCO’s share of return permitted under the Scheme of Control. See Item 4. “Information on the Company-B. Business Overview-Electricity Business in Hong Kong-Scheme of Control and — Power Purchases from CAPCO”. In 2002, we purchased approximately 68% of our electricity from CAPCO at a price of HK$10,191 million (US$1,307 million), as compared to HK$9,815 million in 2001 and HK$9,735 million in 2000.

     In addition, we have provided funds to CAPCO as shareholders’ advances in the form of interest-free loans. During 2002, we advanced HK$1,986 million (US$254 million) to CAPCO and CAPCO repaid HK$1,398 million (US$179 million). As at December 31, 2002, our advances to CAPCO amounted to HK$4,934 million (US$633 million), as compared to HK$4,346 million in 2001 and HK$4,055 million in 2000. The largest amount outstanding in 2002 was HK$5,099 million (US$654 million).

     Pursuant to a deed of subordination, shareholders’ advances to CAPCO are subordinated to CAPCO’s certain debt financing and may be repaid to the extent that CAPCO’s ratio of borrowed moneys to shareholders’ funds (representing the sum of the issued share capital, shareholders’ advances, special advances, deferred taxation, retained profit and any proposed dividend) is not higher than 1.5:1. Such ratio has been kept below 1.5:1 and as at December 31, 2002, such ratio was 0.75:1, compared to 0.98:1 at 2001 and 1.16:1 in 2000. See Item 4. “Information on the Company — Relationship with CAPCO — CAPCO Financing”.

Guangdong Daya Bay Nuclear Power Station

     Pursuant to several offtake and resale contracts, we are obligated to purchase a total of 70% of the output of the Guangdong Daya Bay Nuclear Power Station, or GNPS, in Guangdong Province, China. The contracts extend for 20 years from 1994. Under the contracts, we have a right to purchase 25% of the electricity generated by GNPS for an additional five years. The price for electricity generated by GNPS through the term of the contracts is determined by a formula based on GNPS’s operating costs and a calculation of profits by reference to shareholders funds and the capacity factor for a given year. In 2002, we purchased approximately 32% of our power from GNPS at a price of approximately HK$4,976 million (US$638 million), as compared to HK$5,013 million in 2001 and HK$4,587 million in 2000. Our affiliate, Hong Kong Nuclear Investment Company Limited, owns a 25% equity interest in GNPS. See Item 4. “Information on the Company — Non-CAPCO Power Purchases/Storage Facilities”.

Hong Kong Pumped Storage Development Co., Ltd.

     Hong Kong Pumped Storage Development Co., Ltd. or “PSDC”, in which we hold a 49% equity interest, has the right to use 50% of the 1,200 MW capacity of Phase 1 of the Guangzhou Pumped Storage Power Station for 40 years from 1994. Pursuant to a contract between us and PSDC, we have the right to make use of that capacity. The price paid by us to PSDC is sufficient to cover all of PSDC’s operating expenses, taxation and net return. In 2002, we paid PSDC approximately HK$419 million (US$54 million) for the pumped storage service, as compared to HK$424 million in 2001 and HK$457 million in 2000.

     In addition, we have provided funds to PSDC as shareholders’ advances in the form of interest-free loans. During 2002, we advanced HK$160 million (US$21 million) to PSDC and PSDC repaid HK$150 million (US$19 million). As at December 31, 2002, our advances to PSDC amounted to HK$300 million (US$38 million), as compared to HK$290 million in 2001 and HK$285 million in 2000. The largest amount outstanding in 2002 was HK$321 million (US$41 million). See Item 4. “Information on the Company — Non-CAPCO Power Purchases/Storage Facilities”.

CLP Engineering Limited

     We have entered into a number of capital work contracts with CLP Engineering Limited, another subsidiary of our parent company, CLP Holdings, to develop and construct our transmission and distribution facilities. The prices of the contracts are determined with reference to the prevailing market prices. During 2002, the capital works rendered to us by CLP Engineering amounted to HK$290 million (US$37 million).

C.     Interests of Experts and Counsel

     Not applicable.

Item 8. Financial Information

A.     Consolidated Statements and Other Financial Information

Financial Statements

     Please refer to Item 17. “Financial Statements” for the financial statements which form an integral part of this annual report on Form 20-F.

Information on legal or arbitration proceedings

     We are not aware that any of us, our directors, any member of our senior management or any of our affiliates is a party to any current or pending legal proceedings the outcome of which is expected to have a material adverse effect on us.

Dividend Policy

     All of our retained profits are to be distributed by way of dividends to CLP Holdings, our sole owner.

B.     Significant Changes

     There are no significant changes that have occurred since the date of the annual financial statements.

Item 9. The Offer and Listing

     Not applicable.

Item 10. Additional Information

A.     Share Capital

     Not applicable for reporting.

B.     Memorandum and Articles of Association

     Our Memorandum was adopted on December 28, 1918. As a result of the conversion into a private company, our current Articles of Association were adopted on March 11, 1998. The following is a summary of certain provisions of our Memorandum and Articles of Association.

Objects and Purpose

     The purpose of our company is to carry on the business of an electric light company in all our branches and any other businesses in connection with the generation, distribution, supply, accumulation and employment of electricity to enhance the value of or render profitable any of our property or rights.

Directors

     A Director of our company who is directly or indirectly interested in a transaction, contract or arrangement with our company shall disclose the nature of his interest at a meeting of the Board of Directors. A Director shall not vote on a transaction in which he has a material interest and that Director shall not be counted in the quorum present at the meeting for such transaction. However, a Director may vote and be counted in the quorum regarding a transaction in which such Director has a non-material interest. The question of materiality or the question of the entitlement of any Director to vote at a meeting may be resolved by the interested Director voluntarily abstaining from voting or by the chairman of the meeting. Directors may vote on any proposals or arrangements concerning the benefit of our employees which may relate to both Directors and employees of us, so long as any Director does not have any privilege or advantage not generally granted to the class of persons to which such benefit scheme relates. In addition, any of our Directors may vote on any contract for the purchase or maintenance for any Director or Directors of our company of insurance against liability. Our Board of Directors may exercise all the powers of our company to borrow any sum of money, to give guarantees or indemnities, to mortgage or charge our undertaking, property and uncalled capital, or to issue debentures or other securities for any debt, liability or obligation of our company.

     The remuneration of the Directors of our company is determined by our shareholders at a general meeting. The Directors’ remuneration shall be deemed to accrue from day to day.

     Non-executive Directors of our company are subject to retirement by rotation. At the Annual General Meeting each year, two Directors for the time being who have been longest in office since their last election or appointment shall retire and are eligible for re-election in accordance with our Articles of Association. There is no provision for the retirement of our Directors at a specified age limit.

     Our Directors are not required to hold any of our shares by way of qualification. A Director who is not a shareholder of us is nevertheless entitled to attend and speak at shareholders meetings.

Dividends

     Our Board of Directors may declare dividends by passing an ordinary resolution at the Annual General Meeting. Our profits available for dividend and determined to be distributed shall be applied to pay dividends to shareholders according to their respective rights and priorities. Except for shares with special rights as to dividends, all dividends shall be declared and paid pro rata according to the amounts paid up or deemed paid up on shares.

     All dividends unclaimed for one year after having been declared may be invested or otherwise made use of by our Board of Directors for the benefit of us until claimed. If any dividend has not been claimed for six years after becoming due for payment, our Board of Directors may forfeit such dividend. After such forfeiture no shareholder or other person shall have the right to claim such dividend, but our Board of Directors may determine to pay the whole or part of such dividend to the shareholder or other person who could have claimed that dividend immediately before it was forfeited. No dividend shall bear interest against us.

Liquidation Distribution

     In the case of winding up our company and in accordance with requirements of laws, our shareholders may pass a special resolution to authorize a liquidator to divide and distribute our assets to our shareholders or, authorize the liquidator to vest the whole or part of our assets in trustees upon such trusts for the benefit of the contributories so that no shareholder will be compelled to accept shares or other securities on which there is any liability.

Shareholders Meeting

     We are required to hold our Annual General Meeting once a year. Our Board of Directors has the right to convene an Extraordinary General Meeting whenever it thinks fit. According to the applicable Hong Kong law, shareholders representing one-tenth or more voting shares of our company may request an Extraordinary General Meeting. If our Board of Directors fails to proceed to convene an Extraordinary General Meeting within 21 days from the date of the request, the original shareholders making the request or any of them representing more than one-half of the total voting rights of such shareholders may hold an Extraordinary General Meeting.

     Subject to any special rights or restrictions as to voting attached to any shares, at any general meeting, on a show of hands every shareholder who is present in person or (being a corporation) represented by proxy shall have one vote and on a poll every shareholder present in person or by proxy or (being a corporation) represented by proxy shall have one vote for every share which he holds.

     No shareholder has the right to attend or vote or otherwise exercise the rights of a shareholder in person or by proxy at a general meeting if he has not paid up his shares if already called or becoming payable by him.

Share Capital

     We generally have the right to repurchase our own shares, including any redeemable shares, by using our distributable profits or the proceeds of additional issues of shares.

     Our Board of Directors may make a capital call on our shareholders with respect to the amounts unpaid on their shares and the shareholders are required to pay the call in one sum or by installment to the person at the time and place as appointed by the Board of Directors. The Board of Directors may revoke a call or postpone the time previously fixed for the call payment.

     We have the right, by ordinary resolution, to increase our capital by a sum and the number of shares as the resolution prescribes.

     We may by ordinary resolution:

(i)	consolidate and divide some or all of our share capital into shares of a larger nominal value than our existing shares; upon such consolidation, our Board of Directors may determine, as between the holders of shares to be consolidated, which particular shares are to be consolidated into each consolidated share, and may appoint a third party to sell any fractions of shares resulting from such consolidation and distribute ratably the net proceeds of such sale to the shareholders who would otherwise be entitled to a fraction or fractions of shares;

(ii)	subject to applicable law, sub-divide some or all of our shares into shares of a smaller nominal value than is fixed by our Memorandum of Association and determine that, as between the holders of the divided shares, different rights or restrictions which we may apply to new shares may apply to some of those divided shares; or

(iii)	cancel any shares which have not been taken or agreed to be taken by any person at the date of the passing of the resolution and reduce the amount of our share capital by the amount of the shares so cancelled;

     We may also by special resolution reduce our share capital and any capital redemption reserve fund and any share premium account in any manner as authorized by law.

     We are not required to provide any sinking fund pursuant to our Articles of Association. There was no provision discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of our shares.

     There was no limitation on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the shares.

Modification of Rights

     We may vary or abrogate any special rights attached to any class of our shares, with the consent in writing of the holders of three-fourths in nominal value of the issued shares of that class, or by a special resolution passed at a separate meeting of holders of the shares of that class.

Transfer of Shares

     Any transfer of our shares shall be effected by instrument of transfer in any common form, or in such other form as approved by our Board of Directors. The instrument of transfer of a share is required to be executed by the transferor and the transferee in a manner and/or by such means as our Board of Directors may approve from time to time. The transferor is deemed to remain the holder of the share until the name of the transferee is entered in the register of members in respect of the shares transferred.

     Our Board of Directors may, without assigning any reason, decline to register any transfer of any share, which is not fully paid up.

     In addition, a transfer will not be registered if :

(i)	it purports to transfer more than one class of shares;

(ii)	it is in favour of more than four joint holders;

(iii)	it is not delivered to the registered office of our company or to any other place decided on by the Board of Directors;

(iv)	it is not accompanied by the relevant share certificate or other evidence reasonably asked for by the Board of Directors to show the entitlement of the transferor to make the transfer.

     If the Board of Directors decline to register a transfer of any share, they shall send to the transferor and the transferee a notice of the refusal within two months after the date on which the transfer was lodged with our share register.

     We do not charge any fee of any transfer, probate, letters of administration, certificate of marriage or death, power of attorney, stop notice, order of court or other document relating to or affecting the title to any share.

     Our Board of Directors may decide to suspend the registration of transfers from time to time either generally or in respect of any class of shares. But such registration shall not be suspended for more than thirty days in any calendar year.

     We will retain for six years all instruments of transfer which are registered.

C.     Material Contracts

     We have not entered into any material contract other than those entered into in the ordinary course of business for the two years immediately preceding the publication of this annual report.

D.     Exchange Controls

     No foreign exchange controls exist in Hong Kong and there is a free flow of capital into and out of Hong Kong. There are no restrictions on remittances of Hong Kong dollars or any other currency from Hong Kong to persons not resident in Hong Kong for the purpose of paying interest on corporate indebtedness or otherwise. There are no limitations on the right of non resident or foreign owners to hold U.S. Dollar Notes due April 15, 2006, or the 2006 Notes imposed by Hong Kong law or by our Memorandum and Articles of Association.

     The Hong Kong dollar is freely convertible into other currencies, including the U.S. dollar. Since October 17, 1983, the Hong Kong dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The link is supported by an agreement between Hong Kong’s three banknote-issuing banks and the Government of Hong Kong. This agreement requires that banknotes issued by such banks are backed by certificates of indebtedness which have been purchased by such banks from the Hong Kong Government Exchange Fund with U.S. dollars at the fixed exchange rate of HK$7.80 to US$1.00. The banknote-issuing banks shall hold the certificates of indebtedness as cover for the banknotes issued. When banknotes are withdrawn from circulation, the issuing bank surrenders certificates of indebtedness to the Hong Kong Government Exchange Fund and receives the payment of the equivalent amount in U.S. dollars at the fixed rate of exchange. The agreement does not have a fixed term, and we cannot assure you that this or any linked exchange rate will be maintained. Hong Kong’s three banknote-issuing banks are The Hongkong and Shanghai Banking Corporation Limited, Standard Chartered Bank and the Bank of China (Hong Kong) Limited.

     Effective from September 7, 1998, the Hong Kong Monetary Authority has undertaken to convert Hong Kong dollars of all licensed banks in Hong Kong in their clearing accounts with the Hong Kong Monetary Authority into U.S. dollars at a fixed exchange rate of HK$7.75 to US$1. The Hong Kong Monetary Authority also announced that the exchange rate will be adjusted by 0.0001, starting April 1, 1999, per business day until it reaches HK$7.80 to US$1.00 eventually.

     The market exchange rate of the Hong Kong dollar against the U.S. dollar continues to be determined by the forces of supply and demand in the foreign exchange market, although the Government of Hong Kong, acting through the Hong Kong Monetary Authority, may use a number of means to maintain exchange rate stability. The market exchange rate has not deviated significantly from the rate of HK$7.80 to US$1.00. Exchange rates between the Hong Kong dollar and other currencies are influenced by the exchange rate between the U.S. dollar and such currencies.

          The Basic Law of the Hong Kong Special Administrative Region provides that after July 1, 1997, the Hong Kong dollar will remain the legal tender in the Hong Kong Special Administrative Region. The Basic Law does not alter the Hong Kong Government’s commitments described above. The Basic Law also provides that the Hong Kong dollar shall remain freely convertible and that no exchange control restrictions shall be applied in the Hong Kong Special Administrative Region.

E.	Taxation

Hong Kong Taxation

          The following is a brief summary of the Hong Kong taxes to which United States holders of the 2006 Notes are subject under current Hong Kong law.

          Investors in the 2006 Notes are advised to consult their own tax advisors as to the United States, Hong Kong or other tax consequences of the purchase, ownership and disposition of the 2006 Notes.

          Under existing Hong Kong law, neither we nor any paying agent will be required to declare or withhold for or on account of any Hong Kong taxes in respect of interest payments on the 2006 Notes. There is no tax treaty between Hong Kong Special Administrative Region and the United States with respect to the matter of withholding taxes. Noteholders carrying on a trade, profession or business in Hong Kong may be subject to Hong Kong taxation on the receipt of such payments.

          Capital gains from the sale or other disposal of the 2006 Notes are not taxable in Hong Kong, except that Hong Kong Profits Tax may arise in the case of persons carrying on a trade, profession or business in Hong Kong.

          The 2006 Notes are not subject to Hong Kong stamp duty upon transfer.

United States Taxation

          The following is a summary of the material United States federal income tax consequences of the ownership of the 2006 Notes by United States holders as of the date of this annual report.

          A United States holder means a holder that is:

•	a citizen or resident of the United States;

•	a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to United States federal income taxation regardless of its source, or

•	a trust if (a) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to make all substantial decisions of the trust or (b) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

          Except where noted, this discussion deals only with the 2006 Notes held as capital assets and does not deal with tax consequences to you if you are subject to special treatment under the United States federal income tax laws, including if:

•	you are a dealer in securities or currencies;

•	you are a financial institution, tax-exempt entity or life insurance company;

•	you hold 2006 Notes as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	you are a trader in securities that elect to use a mark-to-market method of accounting for your securities holdings;

•	your “functional currency” is not the U.S. dollar;

•	you are a regulated investment company;

•	you are a real estate investment trust; or

•	you are a person liable for alternative minimum tax.

          Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, and regulations, rulings and judicial decisions thereunder as of the date of this annual report, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below.

          If you are a partner in a partnership that holds 2006 Notes, your tax treatment will generally depend upon your status as a partner and the activities of the partnership. If you are a partner of a partnership holding 2006 Notes, you should consult your tax advisors.

          Any of you who are considering the purchase, ownership or disposition of the 2006 Notes should consult your own tax advisors concerning the United States federal income tax consequences in light of your particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

Payments of Interest

          Interest on a 2006 Note will be taxable to you as ordinary income at the time it is paid or accrued in accordance with your method of accounting for tax purposes. Interest income on a 2006 Note will constitute foreign source income and generally will be considered “passive” or “financial services” income, which is treated separately from other types of income in computing the foreign tax credit allowable to you under United States federal income tax laws. You may be subject to special rules if your foreign source income during the taxable year consists entirely of “qualified passive income” and if you have $300 or less ($600 or less if you file a joint return) of creditable foreign taxes which you have paid or accrued during the taxable year. The rules governing the foreign tax credit are complex. You are therefore urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

Market Discount

          If you purchase a 2006 Note for an amount that is less than its stated redemption price at maturity, the amount of the difference will be treated as “market discount” for United States federal income tax purposes, unless such difference is less than a specified de minimis amount. Under the market discount rules, you generally will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of, a 2006 Note as ordinary income to the extent of the market discount which has not previously been included in income and is treated as having accrued on such 2006 Note at the time of such payment or disposition. In addition, you may be required to defer, until the maturity of the 2006 Note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such 2006 Note.

          Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the 2006 Note, unless you elect to accrue it on a constant interest method. This election to accrue market discount on a constant interest method is to be made for the taxable year in which you acquired the 2006 Note, and applies only to that 2006 Note and cannot be revoked. You may elect to include market discount in income currently as it accrues (on either a ratable or constant interest method), in which case the rule described above regarding deferral of interest deductions will not apply. The election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service. You should consult your own tax advisors before making either election described in this paragraph.

Premium

          If you purchase a 2006 Note for an amount that is greater than its principal amount, you will be considered to have purchased the 2006 Note at a “premium” and you generally may elect to amortize the premium over the remaining term of the 2006 Note on a constant yield method as an offset to interest when includible in income under your regular accounting method. The election to amortize premium on a constant yield method once made applies to all debt obligations held or subsequently acquired by you on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service. If you do not make the election, premium on the 2006 Note will decrease the gain or increase the loss otherwise recognized on disposition of such note. You should consult your own tax advisors to determine if you should make this election.

Sale, Exchange and Retirement of 2006 Notes

          Upon the sale, exchange, retirement, or other disposition of a 2006 Note, you will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement or other disposition (less any accrued interest that you did not previously include in income, which will be taxable as interest income) and the adjusted tax basis of the 2006 Note. Your tax basis in a 2006 Note will, in general, be your cost therefore, increased by any market discount previously included in income and reduced by any amortized premium. Gain or loss realized by you on the sale, exchange or retirement of a 2006 Note will generally be treated as United States source gain or loss. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange or retirement the 2006 Note has been held for more than one year. Capital gains of individuals are, under certain circumstances, taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

          In general, information reporting requirements will apply to certain payments of principal and interest paid on the 2006 Notes and to the proceeds of sale of a 2006 Note made to holders other than certain exempt recipients (such as corporations). A backup withholding tax will apply to such payments if you fail to provide a taxpayer identification number or certification of foreign or other exempt status or fail to report in full dividend and interest income.

          Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability if the required information is furnished to the Internal Revenue Service.

F.	Dividends and Paying Agent

          Not applicable.

G.	Statement by Experts

          Not applicable.

H.	Documents on Display

          The U.S. Securities and Exchange Commission, or the SEC, allows us to “incorporate by reference” the information we have filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference in this annual report is considered to be part of this annual report. We therefore may incorporate by reference in Item 19 of this annual report certain exhibits which we filed with the SEC before. You may read and copy this annual report, including the exhibits incorporated by reference in this annual report, at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC’s regional offices in New York, New York and Chicago, Illinois. You can also request copies of this annual report, including the exhibits incorporated by reference in this annual report, upon payment of a duplicating fee, by writing information on the operation of the SEC’s Public Reference Room.

          The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this web site.

I.	Subsidiary Information

          Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

          We do not invest in market risk sensitive instruments for trading purposes.

          Our core electrical utility operations in Hong Kong are regulated under the Scheme of Control. Under the terms of the Scheme of Control, we and CAPCO’s financing costs in excess of 8% per annum, costs of fuel and commodity costs are passed on to customers through the tariff mechanism so that we are able to receive our net return. See Item 4. “Information on the Company - Scheme of Control”.

          Due to these arrangements, we do not believe that during the term of the current Scheme of Control which expires in 2008, we would face material market risks to our rate of return from interest rate risk, foreign currency exchange risk or commodity price risk. Under the Scheme of Control, however, we have an overriding obligation to provide electricity to our service area at the lowest possible cost, and we must periodically submit financial plans to the Government of Hong Kong for approval. Because of these factors, we do take steps as described below to manage the impact of any such market exposures on our operations. See Item 4. “Information on the Company - Scheme of Control”.

          We use derivative instruments, including forward foreign exchange contracts, currency swaps and interest rate swaps, to manage our exposure to foreign currency and interest rate risks with an objective to minimize the impact of exchange rate and interest rate fluctuation on our earnings and tariff charges to customers. Our interest rate risks are managed according to our preferred interest rate mix model. Foreign currency exposures mainly arise from loan repayment obligations, purchases of goods and services and other projected expenditure. All hedging transactions are with counterparties with acceptable credit ratings. A limit is assigned to each counterparty for monitoring the credit exposure.

          During 2002, we swapped the full U.S. dollar obligations related to the US$300 million loans from our subsidiary company, CLP Power Hong Kong Financing Limited, into Hong Kong dollars to eliminate the currency exposure, and swapped part of the floating rate obligations into fixed rate to achieve the preferred interest rate mix. We also utilized forward contracts and currency swaps, when suitable opportunities arise, to hedge our U.S. dollar exposure on loan interest/repayments, purchase of goods and services and other projected expenditures. As we employ all these derivative instruments solely for hedging purposes, we are not exposed to market risk because the change in fair value will be offset by an opposite change in the values of the underlying hedged items.

          In 2002, CAPCO entered into interest rate swaps with notional principal amount of HK$2.3 billion to hedge the interest rate exposure of the floating rate loan arranged for refinancing certain U.S. dollar and Hong Kong dollar loans. After taking into account of this refinancing, the percentage of unhedged U.S. dollar loans to total loans of us and CAPCO combined would also be reduced from 29% at 31 December 2002 to 19% in January 2003.

          The tables below provide information about our derivative financial instruments that are sensitive to changes in interest rates or foreign currency exchange rates. For debt obligations, the tables present principal cash flows and related weighted average interest rates by expected maturity dates. For cross currency and interest rate swaps and foreign exchange forward contracts, the tables present the notional amounts and weighted average exchange rates or weighted average interest rates by contractual maturity dates.

          The interest rate risk table also assumes interest rates based on the implied forward rates in the yield curve at year end. Actual future market conditions may differ materially from such assumptions.

          Deposits and short-term borrowings (including overdrafts and money market loans) are not included in the following tables. Due to the short-term nature of deposits and short-term borrowings, the fair values of these instruments approximate costs.

INTEREST RATE RISK

		December 2002								December 2001

		Expected Maturity Dates
									Aggregate		Aggregate
		2003	2004	2005	2006	2007	Thereafter	Total	Fair Value	Total	Fair Value

		In HK$ equivalent, millions
On-balance sheet financial
instruments	Currency

I. Capital Markets Instruments

Fixed Rate Note	USD	—	—	—	2,340	—	2,340	4,680	5,417	2,340	2,539
Average Interest Rate %		—	—	—	7.50	—	6.25	6.88		7.50

II. Bank Loans

Fixed Rate	GBP	—	—	—	—	—	—	—	—	1	1
Average Interest Rate %		—	—	—	—	—	—	—		9.15

Fixed Rate	EUR	—	—	—	—	—	—	—	—	5	6
Average Interest Rate %		—	—	—	—	—	—	—		10.05

Fixed Rate	USD	3	2	1	—	—	—	6	7	11	11
Average Interest Rate %		5.42	5.42	5.42	—	—	—	5.42		5.42

Floating Rate	HKD	—	—	1,500	—	—	—	1,500	1,500	1,500	1,500
Average Interest Rate %		—	—	3.01	—	—	—	3.01		5.73

INTEREST RATE RISK

		December 2002								December 2001

		Expected Maturity Dates
									Aggregate		Aggregate
		2003	2004	2005	2006	2007	Thereafter	Total	Fair Value (1)	Total	Fair Value

		In HK$ equivalent, millions
Off-balance sheet financial
instruments	Currency

III. Cross Currency & Interest Rate Swaps

1 Fixed to Variable
Notional pay amount	HKD	—	—	—	1,170	—	2,340	3,510	508	1,170	116
Notional receive amount	USD	—	—	—	1,170	—	2,340	3,510	—	1,170	—
Interest pay rate (%)		—	—	—	3.17	—	5.36	4.63	—	5.64	—
Interest receive rate (%)		—	—	—	7.50	—	6.25	6.67	—	7.50	—

2 Fixed to Fixed
Notional pay amount	HKD	—	—	—	1,170	—	—	1,170	(8)	1,170	2
Notional receive amount	USD	—	—	—	1,170	—	—	1,170	—	1,170	—
Interest pay rate (%)		—	—	—	8.00	—	—	8.00	—	8.00	—
Interest receive rate (%)		—	—	—	7.50	—	—	7.50	—	7.50	—

3 Fixed to Fixed
Notional pay amount	USD	—	—	—	—	—	—	—	—	4	(2)
Notional receive amount	EUR	—	—	—	—	—	—	—	—	3	—
Interest pay rate (%)		—	—	—	—	—	—	—	—	5.40	—
Interest receive rate (%)		—	—	—	—	—	—	—	—	10.05	—

IV. Interest Rate Swaps

1 Variable to Fixed
Notional amount	HKD	—	—	—	1,170	1,000	—	2,170	(206)	1,170	(25)
Interest pay rate (%)		—	—	—	5.65	5.32	—	5.50	—	5.65	—
Interest receive rate (%)		—	—	—	2.82	4.60	—	3.64	—	5.29	—

Note:

(1)	Fair value for off-balance sheet financial instruments represent the amounts the Company would receive / (pay) to close out the transactions.

CURRENCY RISK

		December 2002								December 2001

		Expected Maturity Dates
									Aggregate		Aggregate
		2003	2004	2005	2006	2007	Thereafter	Total	Fair Value	Total	Fair Value

		In HK$ equivalent, millions
On-balance sheet financial
instruments	Currency

I. Bank Loans:

Fixed Rate	GBP	—	—	—	—	—	—	—	—	1	1
Average Interest Rate %		—	—	—	—	—	—	—		9.15

Fixed Rate	EUR	—	—	—	—	—	—	—	—	5	6
Average Interest Rate %		—	—	—	—	—	—	—		10.05

Fixed Rate	USD	3	2	1	—	—	—	6	7	11	11
Average Interest Rate %		5.42	5.42	5.42	—	—	—	5.42		5.42

		December 2002								December 2001

		Expected Maturity Dates
									Aggregate		Aggregate
		2003	2004	2005	2006	2007	Thereafter	Total	Fair Value (1)	Total	Fair Value

		In HK$ equivalent, millions
Off-balance sheet financial
instruments	Currency

II. Cross Currency & Interest Rate Swaps

1 EUR to USD
Fixed to Fixed
Notional pay amount	USD	—	—	—	—	—	—	—	—	4	(2)
Notional receive amount	EUR	—	—	—	—	—	—	—	—	3	—
Interest pay rate (%)		—	—	—	—	—	—	—	—	5.40	—
Interest receive rate (%)		—	—	—	—	—	—	—	—	10.05	—

Note:

(1)	Fair value for off-balance sheet financial instruments represent the amounts the Company would receive / (pay) to close out the transactions.

CURRENCY RISK

	December 2002								December 2001

	Expected Maturity Dates
								Aggregate		Aggregate
	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value (1)	Total	Fair Value

				In HK$ equivalent, millions
III. Foreign Exchange Forward Contracts

1 For Firm Commitments(2)
Swiss Franc (in millions)	1	—	—	—	—	—	1	—	—	—
Weighted Average Contract	5.4745	—	—	—	—	—	5.4745		—
Rate (Vs HKD)

British Pounds (in millions)	13	—	—	—	—	—	13	1	28	—
Weighted Average Contract	11.4866	—	—	—	—	—	11.4866		11.1591
Rate (Vs HKD)

Japanese Yen (in millions)	16	4	—	—	—	—	20	—	28	(2)
Weighted Average Contract	0.0660	0.0667	—	—	—	—	0.0662		0.0648
Rate (Vs HKD)

Euro (in millions)	110	55	—	—	—	—	165	8	121	(3)
Weighted Average Contract	7.5577	7.9014	—	—	—	—	7.6674		6.9603
Rate (Vs HKD)

Euro (in millions)	21	—	—	—	—	—	21	—	1	—
Weighted Average Contract	1.0773	—	—	—	—	—	1.0773		0.8845
Rate (Vs USD)

Note:

(1)	Fair value for off-balance sheet financial instruments represent the amounts the Company would receive / (pay) to close out the transactions.

(2)	U.S. dollar forward foreign exchange contracts for some projected expenditures grouped under Firm Commitments in 2001 are re-classified as Anticipated Transactions in 2002. This reclassification does not have any impact on our financial position and results of operations.

CURRENCY RISK

	December 2002								December 2001

	Expected Maturity Dates
								Aggregate		Aggregate
	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value (1)	Total	Fair Value

				In HK$ equivalent, millions
III. Foreign Exchange Forward
Contracts

2 For Anticipated Transactions(2)
British Pounds (in millions)	—	—	—	—	—	—	—	—	2	—
Weighted Average Contract	—	—	—	—	—	—	—		11.1591
Rate (Vs HKD)

Japanese Yen (in millions)	6	1	—	—	—	—	7	—	6	—
Weighted Average Contract	0.0660	0.0667	—	—	—	—	0.0662		0.0648
Rate (Vs HKD)

Euro (in millions)	115	56	—	—	—	—	171	10	144	(2)
Weighted Average Contract	7.5577	7.9014	—	—	—	—	7.6674		6.9603
Rate (Vs HKD)

US Dollars (in millions)	12,560	8,852	1,111	—	—	—	22,523	57	30,008	148
Weighted Average Contract	7.7966	7.8003	7.8050	—	—	—	7.7984		7.7963
Rate (Vs HKD)

Note:

(1)	Fair value for off-balance sheet financial instruments represent the amounts the Company would receive / (pay) to close out the transactions.

(2)	U.S. dollar forward foreign exchange contracts for some projected expenditures grouped under Firm Commitments in 2001 are re-classified as Anticipated Transactions in 2002. This reclassification does not have any impact on our financial position and results of operations.

Item 12. Description of Securities Other than Equity Securities

          Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

          None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

          Not applicable.

Item 15. Controls and Procedures

          Within 90 days prior to the date of this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including Mrs. Betty S.M. Yuen, our Managing Director and Mr. Richard K. Lancaster, our Commercial Director, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, our Managing Director and Commercial Director have concluded that our disclosure controls and procedures are effective in ensuring that information required to be disclosed in this annual report is recorded, processed, summarized and reported within the time period specified in the rules and forms of the Securities and Exchange Commission.

          There have been no significant changes in our internal controls or in other factors that could significantly affect the internal controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16A. Audit Committee Financial Expert

               Not applicable.

Item 16B. Code of Ethics

               Not applicable.

PART III

Item 17. Financial Statements

          Our financial statements and the report thereon by our independent auditors listed below are attached to this annual report as follows:

Page

CLP Power Hong Kong Limited
Report of Independent Accountants	F-2
Profit and Loss Account for the years ended December 31, 2000, 2001 and 2002	F-3
Balance Sheet as of December 31, 2001 and 2002	F-4
Statement of Changes in Equity for the years ended December 31, 2000, 2001 and 2002	F-5
Cash Flow Statement for the years ended December 31, 2000, 2001 and 2002	F-6
Notes to Financial Statements	F-7 to F-36
Scheme of Control Statement	F-37 to F-39
Castle Peak Power Company Limited
Report of Independent Accountants	F-40
Profit and Loss Account for the years ended December 31, 2000, 2001 and 2002	F-41
Balance Sheet as of December 31, 2001 and 2002	F-42
Statement of Changes in Equity for the years ended December 31, 2000, 2001 and 2002	F-43
Cash Flow Statement for the years ended December 31, 2000, 2001 and 2002	F-44
Notes to Financial Statements	F-45 to F-56

Item 18. Financial Statements

          Not applicable.

Item 19. Exhibits

Exhibit Index

Exhibit No.	Description

1.1	Memorandum and Articles of Association of registrant. *

2.1	Trust Deed in respect of the US$1,500,000,000 Medium Term Note Programme, established by our wholly owned subsidiary, CLP Power Hong Kong Financing Limited on April 3, 2002, and guaranteed by our company**

8.1	List of subsidiaries. See “Item 4. Information on the Company – CLP Power Hong Kong Limited”

13.1	Certification by our Managing Director pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by our Commercial Director pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to Exhibit No. 1 to our annual report on Form 20-F for fiscal 1998 dated March 23, 1999 and filed with the Securities and Exchange Commission on March 26, 1999.

**	Incorporated by reference to Exhibit No. 2.1 to our annual report on Form 20-F for the year ended December 31, 2001 dated June 25, 2002 and filed with the Securities and Exchange Commission on June 27, 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CLP Power Hong Kong Limited Registrant

/s/ Richard K. Lancaster Richard K. Lancaster Commercial Director

Date: June 20, 2003

CERTIFICATIONS

I, Betty S. M. Yuen, certify that:

1.	I have reviewed this annual report on Form 20-F of CLP Power Hong Kong Limited;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 20, 2003	By:	/s/ Betty S. M. Yuen

Betty S. M. Yuen Managing Director

I, Richard K. Lancaster, certify that:

1.	I have reviewed this annual report on Form 20-F of CLP Power Hong Kong Limited;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 20, 2003	By:	/s/ Richard K. Lancaster

Richard K. Lancaster Commercial Director

INDEX TO FINANCIAL STATEMENTS

Page

CLP Power Hong Kong Limited
Report of Independent Accountants	F - 2
Profit and Loss Account for the years ended December 31, 2000, 2001 and 2002	F - 3
Balance Sheet as of December 31, 2001 and 2002	F - 4
Statement of Changes in Equity for the years ended December 31, 2000, 2001 and 2002	F - 5
Cash Flow Statement for the years ended December 31, 2000, 2001 and 2002	F - 6
Notes to Financial Statements	F - 7 to F - 36
Scheme of Control Statement	F - 37 to F - 39
Castle Peak Power Company Limited
Report of Independent Accountants	F - 40
Profit and Loss Account for the years ended December 31, 2000, 2001 and 2002	F - 41
Balance Sheet as of December 31, 2001 and 2002	F - 42
Statement of Changes in Equity for the years ended December 31, 2000, 2001 and 2002	F - 43
Cash Flow Statement for the years ended December 31, 2000, 2001 and 2002	F - 44
Notes to Financial Statements	F - 45 to F - 56

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of
CLP Power Hong Kong Limited

We have audited the accompanying balance sheets of CLP Power Hong Kong Limited as of December 31, 2001 and 2002 and the related profit and loss accounts, statements of changes in equity, cash flow statements and Scheme of Control statements for the years ended December 31, 2000, 2001 and 2002 all expressed in Hong Kong dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CLP Power Hong Kong Limited at December 31, 2001 and 2002 and the results of their operations and cash flows for the years ended December 31, 2000, 2001 and 2002 in conformity with accounting principles generally accepted in Hong Kong as modified where required by the Scheme of Control.

Accounting principles required by the Scheme of Control in all material respects follow those generally accepted in Hong Kong with the exception of accounting for deferred taxation, as explained in Note 1(J). Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of financial position as expressed in Hong Kong dollars at December 31, 2001 and 2002, the determination of net income and the classification of cash flow also expressed in Hong Kong dollars for the years ended December 31, 2000, 2001 and 2002, as adjusted to the extent summarized in Note 26 to the financial statements.

As discussed in Note 1, on January 1, 2002, the Company adopted Statement of Standard Accounting Practice (“SSAP”) No. 34 “Employee Benefits”, and recognized as a prior period adjustment an asset for the pension surplus existing at December 31, 2001.

/s/  PricewaterhouseCoopers

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong
February 20, 2003

CLP POWER HONG KONG LIMITED

PROFIT AND LOSS ACCOUNT

		Year ended December 31,

	Note	2000	2001	2002	2002

		HK$M	HK$M	HK$M	US$M
TURNOVER	2	25,512	26,105	27,246	3,494

Expenses
Purchases of electricity from CAPCO		9,735	9,815	10,191	1,307
Purchases of nuclear electricity		4,587	5,013	4,976	638
Pumped storage service fee		457	424	419	54
Staff expenses		609	592	619	79
Other net operating costs		731	892	522	67
Depreciation		1,463	1,598	1,723	221

		17,582	18,334	18,450	2,366

Operating profit		7,930	7,771	8,796	1,128
Finance costs	3	(195)	(161)	(94)	(12)
Finance income	3	18	1	—	—

Profit before taxation	4	7,753	7,611	8,702	1,116
Taxation	6	(848)	(537)	(853)	(109)

Profit after taxation		6,905	7,074	7,849	1,007
Transfers under Scheme of Control	7	(1,629)	(1,506)	(1,643)	(211)

		5,276	5,568	6,206	796
EARNINGS
Scheme of Control earnings		5,154	5,389	5,831	748
Other earnings	8	122	179	375	48

Total earnings		5,276	5,568	6,206	796

DIVIDENDS	9	5,273	5,423	6,206	796

Earnings per share	10	HK$2.12	HK$2.24	HK$2.49	US$0.32

CLP POWER HONG KONG LIMITED

BALANCE SHEET

			As of December 31,

	Note		2001	2002	2002

			HK$M	HK$M	US$M
CAPITAL EMPLOYED
Fixed assets	11		33,203	36,279	4,652
Investments in a subsidiary	12		—	—	—
Investments in jointly controlled entities	13		4,661	5,259	674
Employee retirement benefit plan assets	14		1,064	1,013	130

			38,928	42,551	5,456

Current assets
Stores			41	42	5
Debtors and prepayments	15		1,116	1,085	139
Current account with ultimate holding company			—	7	1
Current accounts with fellow subsidiaries			31	46	6
Deposits, bank balances and cash			17	11	1

			1,205	1,191	152

Current liabilities
Bank overdrafts, bank loans and other borrowings	17		(394)	(559)	(72)
Customers’ deposits			(2,450)	(2,684)	(344)
Current account with ultimate holding company			(9)	—	—
Current accounts with fellow subsidiaries			(163)	(515)	(66)
Current accounts with jointly controlled entities			(848)	(872)	(112)
Creditors			(1,494)	(1,448)	(185)
Fuel clause account			(448)	(512)	(66)
Taxation payable			(100)	(133)	(17)

			(5,906)	(6,723)	(862)

Net current liabilities			(4,701)	(5,532)	(710)

Total assets less current liabilities			34,227	37,019	4,746

REPRESENTED BY
Share capital	16		12,442	12,442	1,595
Share premium			7,958	7,958	1,021
Retained profits			1,064	1,064	136
Proposed dividend			1,144	1,089	140

Shareholders’ funds			22,608	22,553	2,892
Long-term loans and other borrowings	17		3,846	6,183	792
Deferred taxation	18		3,391	3,721	477
Development Fund	7	(a)	3,177	3,372	432
Special provision account	7	(b)	766	670	86
Rate reduction reserve	7	(c)	411	458	59
Deferred revenue			28	62	8

			34,227	37,019	4,746

CLP POWER HONG KONG LIMITED

STATEMENT OF CHANGES IN EQUITY

	Share	Share	Retained
	Capital	Premium	Profits	Total	Total

	HK$M	HK$M	HK$M	HK$M	US$M
Balance at January 1, 2000, as previously reported	12,442	7,958	—	20,400
Proposed final dividend not declared before period end (1999(1))	—	—	1,318	1,318
Adjustment for final dividends not declared by jointly controlled entities before period end (1999(1))	—	—	(148)	(148)
Surplus of employee retirement benefit plan assets over liabilities	—	—	1,064	1,064

Balance at January 1, 2000, as adjusted	12,442	7,958	2,234	22,634
Earnings for the year			5,276	5,276
Dividends declared for the year
1999(1) final	—	—	(1,318)	(1,318)
2000 interims	—	—	(4,053)	(4,053)

Balance at December 31, 2000, as adjusted	12,442	7,958	2,139	22,539

Representing:-
Proposed final dividend			1,220
Retained profits after proposed final dividend			919

Retained profits at December 31, 2000, as adjusted			2,139

Balance at January 1, 2001, as previously reported	12,442	7,958	—	20,400
Proposed final dividend not declared before year end	—	—	1,220	1,220
Adjustment for final dividends not declared by jointly controlled entities before year end	—	—	(145)	(145)
Surplus of employee retirement benefit plan assets over liabilities (Note 14)	—	—	1,064	1,064

Balance at January 1, 2001, as adjusted	12,442	7,958	2,139	22,539
Earnings for the year			5,568	5,568
Dividends declared for the year
2000 final	—	—	(1,220)	(1,220)
2001 interims	—	—	(4,279)	(4,279)

Balance at December 31, 2001, as adjusted	12,442	7,958	2,208	22,608

Representing:-
Proposed final dividend			1,144
Retained profits after proposed final dividend			1,064

Retained profits at December 31, 2001, as adjusted			2,208

Balance at January 1, 2002, as previously reported	12,442	7,958	1,144	21,544	2,763
Surplus of employee retirement benefit plan assets over liabilities (Note 14)	—	—	1,064	1,064	136

Balance at January 1, 2002, as adjusted	12,442	7,958	2,208	22,608	2,899
Earnings for the year	—	—	6,206	6,206	796
Dividends declared for the year
2001 final	—	—	(1,144)	(1,144)	(147)
2002 interims	—	—	(5,117)	(5,117)	(656)

Balance at December 31, 2002	12,442	7,958	2,153	22,553	2,892

Representing:-
Proposed final dividend			1,089
Retained profits after proposed final dividend			1,064

Retained profits at December 31, 2002			2,153

(1)	1999 represents the three-month period ended December 31, 1999.

F-5

CLP POWER HONG KONG LIMITED

CASH FLOW STATEMENT

		Year ended December 31,

	Note	2000	2001	2002	2002

		HK$M	HK$M	HK$M	US$M
OPERATING ACTIVITIES
Cash generated from operations	19	7,974	7,854	8,328	1,068
Dividends received from jointly controlled entities		1,282	1,295	1,401	180
Interest received		18	1	—	—
Operating interest paid		(204)	(171)	(73)	(9)
Hong Kong profits tax paid		(431)	(609)	(490)	(63)

NET CASH GENERATED FROM OPERATING ACTIVITIES		8,639	8,370	9,166	1,176

INVESTING ACTIVITIES
Capital expenditure		(2,702)	(4,354)	(4,702)	(603)
Proceeds from disposal of fixed assets		41	85	78	10
Capitalized interest paid		(68)	(119)	(178)	(23)
Increase in loan and advances to jointly controlled entities		(209)	(297)	(597)	(77)

NET CASH OUTFLOW FROM INVESTING ACTIVITIES		(2,938)	(4,685)	(5,399)	(693)

NET CASH INFLOW BEFORE FINANCING		5,701	3,685	3,767	483

FINANCING ACTIVITIES
Proceeds from long-term borrowings		8	1,500	2,326	298
Repayment of long-term borrowings		(107)	(35)	(11)	(1)
(Decrease)/increase in short term borrowings		(239)	342	173	22
Dividends paid		(5,371)	(5,499)	(6,261)	(803)

NET CASH OUTFLOW FROM FINANCING ACTIVITIES		(5,709)	(3,692)	(3,773)	(484)

Decrease in cash and cash equivalents		(8)	(7)	(6)	(1)
Cash and cash equivalents at beginning of the year		32	24	17	2

CASH AND CASH EQUIVALENTS AT END OF THE YEAR		24	17	11	1

Analysis of cash and cash equivalents Deposits, bank balances and cash		24	17	11	1

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these accounts are set out below:

A.	Basis of Preparation

Other than stated in Note 1(B) below, the accounts have been prepared under the historical cost convention, in accordance with generally accepted accounting principles in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants. The Company’s accounts are prepared on the basis of its own results and incorporating the results of its subsidiary company and jointly controlled entities on the basis of dividends received and receivable (Note 1(C) and 1(D)). No consolidated accounts have been prepared by the Company as a wholly-owned subsidiary of CLP Holdings Limited.

On January 1, 2002, the Company adopted Statement of Standard Accounting Practice (“SSAP”) No. 34 “Employee Benefits”. The effect of this new policy on the accounts and the transitional treatment are explained in Notes 1(I) and 14.

B.	Scheme of Control

The financial operations of the Company and its jointly controlled entity, Castle Peak Power Company Limited (“CAPCO”), are governed by a Scheme of Control Agreement entered into with the Government of The Hong Kong Special Administrative Region. The Company’s accounts are prepared in conformity with Hong Kong generally accepted accounting principles, modified as necessary to comply with the terms of the Scheme of Control, the main features of which are summarized on pages F-37 and F-38. The only such modification which is significant to the Company’s accounts is in respect of deferred taxation which is set out in Note 1(J) below.

C.	Subsidiary Company

A subsidiary company is a company which is controlled by the Company and in which the Company has an interest, directly or indirectly, in more than 50% of the issued equity as defined in the Hong Kong Companies Ordinance. Control represents the power to govern the financial and operating policies of that company.

In the Company’s balance sheet, the investment in subsidiary company is stated at cost less provision for impairment. The results of subsidiary company are accounted for by the Company on the basis of dividends received and receivable.

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

D.	Jointly Controlled Entities

A jointly controlled entity is a joint venture in which the Company and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

In the Company’s balance sheet, the investments in jointly controlled entities are stated at cost less provision for impairment losses. The results of jointly controlled entities are accounted for by the Company on the basis of dividends received and receivable.

E.	Turnover

Turnover represents sale of electricity, dividend income from jointly controlled entities and other electricity-related revenue. Sale of electricity is based on actual and accrued consumption derived from meter readings during the year. Dividend income is recognized when the right to receive payment is established. Other revenue is recognized when services are rendered.

F.	Fixed Assets and Depreciation

Fixed assets are stated at cost less accumulated depreciation. Major renewals and improvements which will result in future economic benefits, in excess of the originally assessed standard of performance of the existing asset, are capitalized, while maintenance and repair costs are normally charged to the profit and loss account in the year in which they are incurred.

Depreciation of fixed assets is based on the rates authorized under the Scheme of Control. The following bases apply to fixed assets other than land which is not depreciated:

(i)	Fixed assets acquired before October 1, 1998

The net book value of such commissioned assets held at September 30, 1998 will be written off uniformly over the remainder of their extended useful lives, as set out in (iii) below.

(ii)	Fixed assets acquired on or after October 1, 1998

The cost will be written off uniformly over the useful lives of the assets, as set out in (iii) below, commencing from the date of commissioning.

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

F.	Fixed Assets and Depreciation (Continued)

(iii)	Depreciation periods

Overhead lines (132kV and above)
Buildings
Overhead Lines (below 132kV) and cables
Generating plant, switchgear and transformers
Meters, system control equipment, furniture, tools, communication and office equipment
Computers and office automation equipment other than those forming part of the generating plant
	Motor vehicles	35 years 33 years 30 years 25 years 10 years 5 years 5 years

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognized in the profit and loss account.

G.	Stores

Stores are valued at the lower of cost and net realizable value. Cost for stores is calculated on the weighted average basis. Net realizable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

H.	Fuel Clause Account

Costs of fuel consumed are passed on to the customers. The variations between the actual cost of fuel and the fuel cost billed are captured in the Fuel Clause Account. Any balance on the account (inclusive of interest) represents amounts over-recovered or under-recovered and is treated as an amount due to or from customers.

I.	Employee Benefits

The Company operates the CLP Group’s retirement benefit programmes. The CLP Group classified its two retirement benefit schemes, which are established under trust with the assets held separately from those of the CLP Group in trustee-administered funds, as defined benefit schemes.

Retirement benefit costs are assessed using the projected unit credit method. Under this method the regular cost of providing retirement benefits is spread over the service lives of employees in accordance with the advice of qualified actuaries who carry out periodic valuations of the two schemes. The retirement benefit obligation is measured based upon the estimated future cash outflows, discounted by reference to market yields on high quality corporate bonds which have a similar term as the related liabilities. Plan assets are measured at fair value. Actuarial gains and losses are recognized over the average remaining service lives of employees. The surplus of plan assets over the present value of benefit obligations, if recognized, is restricted to the present value of economic benefits available to the Company.

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

I.	Employee Benefits (Continued)

Pursuant to the provisions of SSAP No. 34, the Company has recognized an asset in respect of the pension surplus at December 31, 2001 as prior year adjustment (Note 14). Comparative figures have been adjusted to conform with the change in accounting policy.

J.	Deferred Taxation

In accordance with the Scheme of Control, the charge for taxation fully recognises deferred taxation arising from timing differences attributable to accelerated depreciation allowances. No provision is made for other timing differences as these are immaterial. It is unlikely that a liability will crystallize in respect of accelerated depreciation allowances in the foreseeable future and, accordingly, the above policy does not fully comply with SSAP No. 12 “Accounting for Deferred Tax” issued by the Hong Kong Society of Accountants, which states that deferred taxation should not be provided in these circumstances.

Under the arrangement of the Scheme of Control, this departure from ruling SSAP No. 12 does not have any effect on earnings or total deferred liabilities. The departure has the effect of reducing the transfer under the Scheme of Control for the year 2002 by HK$330 million (2000: HK$190 million; 2001: HK$281 million).

K.	Interest

Interest on borrowed capital arranged for the financing of fixed assets is:

(i)	incorporated in capital expenditure when incurred until the asset is commissioned; and

(ii)	charged to operating costs when incurred after commissioning.

L.	Translation of 2002 Financial Statements to United States Dollars “US Dollars”

The financial statements are expressed in Hong Kong Dollars (“HK Dollars”). Solely for the convenience of the reader, the 2002 financial statements have been translated into US Dollars at the specified rate below. These translations should not be construed as representations that the HK Dollar amounts actually represent such US Dollar amounts or could be converted into US Dollars at the rate indicated. The translation of HK Dollars into US Dollars has been made at the rate of HK$7.7988 to US$1.00, which was the noon buying rate in New York City for cable transfers in HK Dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2002.

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

M.	Foreign Currencies

Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the rates of exchange prevailing at the balance sheet date or at the relevant forward contract rates where applicable. Exchange differences are included in the profit and loss account. Transactions during the year are converted into Hong Kong dollars at the rates of exchange ruling at the dates of transactions.

N.	Related Parties

Related parties are individuals and companies, where the individual or company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

2.	TURNOVER

	2000	2001	2002

	HK$M	HK$M	HK$M
Sale of Electricity	24,163	24,725	25,770
Dividend income from jointly controlled entities	1,282	1,295	1,401
Others	67	85	75

	25,512	26,105	27,246

Others mainly comprised revenue incomes from miscellaneous charges on electricity related activities and property.

3.	FINANCE COSTS AND INCOME

	2000	2001	2002

	HK$M	HK$M	HK$M
Finance costs:
Interest on bank loans and overdrafts	15	43	31
Interest on other loans
- wholly repayable within 5 years	—	165	166
- not wholly repayable within 5 years	177	—	62
Interest on customers’ deposits and others	52	86	23
Finance charges	11	4	16
Exchange losses / (gains)	10	(3)	(1)

	265	295	297
Less: amount capitalized	(70)	(134)	(203)

	195	161	94

Finance income:
Interest income on bank deposits	18	1	—

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

4.	PROFIT BEFORE TAXATION

	2000	2001	2002

	HK$M	HK$M	HK$M
Profit before taxation is stated after charging/(crediting) the following:
Staff costs (A)
Salaries and other costs	995	937	903
Retirement benefit costs
- defined benefit plans (Note 14)	81	81	65
- defined contribution plan (Mandatory Provident Fund)	—	1	1
Depreciation
Buildings	110	119	131
Plant, machinery and equipment	1,353	1,479	1,592

	1,463	1,598	1,723
Auditors’ remuneration	1	1	1
Net loss / (gain) on disposal of fixed assets	94	52	(237)
Net rental income	(21)	(26)	(23)

(A) Staff costs include amounts recharged to jointly controlled entities for services provided.

5.	DIRECTORS’ REMUNERATION

	2000	2001	2002

	HK$M	HK$M	HK$M
Fees	1	1	1
Salaries, allowances and benefits in kind	12	16	23
Provident fund contributions	1	1	3
Compensation for loss of office	—	—	10

	14	18	37

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

6.	TAXATION

	2000	2001	2002

	HK$M	HK$M	HK$M
Taxation in the profit and loss account represents:
Current taxation – Hong Kong
On Scheme of Control profit	653	520	516
On Non-Scheme of Control profit	5	5	7

	658	525	523
Provision written back	—	(269)	—

	658	256	523
Deferred taxation
On Scheme of Control profit (Note 18)	190	281	330

	848	537	853

Hong Kong profits tax has been provided at the rate of 16% (2000 & 2001: 16%) on the estimated assessable profit for the year.

7.	TRANSFERS UNDER SCHEME OF CONTROL

			2000	2001	2002

			HK$M	HK$M	HK$M
To Development Fund	(a	)	(1,386)	(1,201)	(1,420)
From special provision account	(b	)	37	—	96
To rate reduction reserve	(c	)	(280)	(305)	(319)

			(1,629)	(1,506)	(1,643)

(a)	Development Fund

	2000	2001	2002

	HK$M	HK$M	HK$M
At beginning of year	3,320	2,923	3,177
Transfer from profit and loss account	1,386	1,201	1,420
Transfer to special provision account	(803)	—	—
One-off rebate	—	(340)	(558)
CLP centenary rebate	(387)	—	—
Business relief rebate	—	—	(41)
Special rebates to customers	(593)	(607)	(626)

At end of year	2,923	3,177	3,372

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

7.	TRANSFERS UNDER SCHEME OF CONTROL (Continued)

The Company provided each customer as at December 31, 2002 with a one-off rebate determined on the basis of HK¢1.5 per unit of electricity consumption during 2002, with a minimum rebate of HK$250 for each residential customer and HK$700 for each non-residential customer. The one-off rebate was funded by the Development Fund (HK$558 million), the rate reduction reserve (HK$101 million) and the fuel clause account (HK$223 million).

In year 2001, the Company provided each customer with a rebate of HK$220 which was charged to the Development Fund (HK$340 million) and the rate reduction reserve (HK$99 million).

The CLP centenary rebate in year 2000 represented the rebate of HK$200 to each customer in commemoration of the Company’s centenary. This amount was charged directly to the Development Fund.

A special rebate of HK¢2.2 per unit (2000 & 2001: HK¢2.2 per unit) was made to customers during the year. In addition, a business relief rebate of HK¢0.2 per unit (2000 & 2001: nil) was made to non-residential customers in 2002. The rebates were charged directly to the Development Fund.

(b)	Special Provision Account

Movements in the special provision account are as follows:

	2000	2001	2002

	HK$M	HK$M	HK$M
At beginning of year	—	766	766
Transfer from Development Fund	803	—	—
Charge for the year	(37)	—	(96)

At end of year	766	766	670

The Company and its jointly controlled generating company, Castle Peak Power Company Limited, agreed with the Government in December 1999 to further defer construction of units 7 & 8 of the Black Point Power Station. It was also agreed that a total of HK$803 million be set aside from the development fund to a special provision account to which the deferral premium incurred will be charged. The deferral premium is a contractual obligation that corresponds to additional costs incurred by the vendors for delayed delivery of the two generating units. During the year, HK$96 million (2000: HK$37 million; 2001: nil) of deferral premium was charged to the special provision account.

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

7.	TRANSFERS UNDER SCHEME OF CONTROL (Continued)

(c)	Rate Reduction Reserve

	2000	2001	2002

	HK$M	HK$M	HK$M
At beginning of year	253	371	411
Transfer from profit and loss account	280	305	319
One-off rebate	—	(99)	(101)
Rebates to customers	(162)	(166)	(171)

At end of year	371	411	458

A rebate of HK¢0.6 per unit (2000 & 2001: HK¢0.6 per unit) was made to customers during the year.

8.	OTHER EARNINGS

	2000	2001	2002

	HK$M	HK$M	HK$M
Dividends from a jointly controlled entity	77	72	70
Capital gain from site development and disposal of properties	4	51	316
Profit from export sale of electricity	28	49	58
Other Non-Scheme of Control profits	13	7	5
Loss on curtailment of the retirement benefit schemes (Note 14)	—	—	(74)

	122	179	375

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

9.	DIVIDENDS

	2000	2001	2002

	HK$M	HK$M	HK$M
Ordinary - Interim dividends paid	4,053	4,279	5,117
- Proposed final dividend	1,220	1,144	1,089

	5,273	5,423	6,206

10.	EARNINGS PER SHARE

The prescribed figure for earnings per share is computed as follows:

	2000	2001	2002

Earnings for the year (HK$M)	5,276	5,568	6,206

Weighted average number of shares in issue (million shares)	2,488.32	2,488.32	2,488.32

Earnings per share (HK$)	2.12	2.24	2.49

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

11.	FIXED ASSETS

			Plant,
			Machinery and
	Land	Buildings	Equipment	Total

	HK$M	HK$M	HK$M	HK$M
Cost
At January 1, 2001	1,853	4,330	36,971	43,154
Additions	250	454	3,876	4,580
Transfers and disposals	(32)	(24)	(396)	(452)

At December 31, 2001	2,071	4,760	40,451	47,282
Additions	98	821	4,004	4,923
Transfers and disposals	(26)	(84)	(381)	(491)

At December 31, 2002	2,143	5,497	44,074	51,714

Accumulated depreciation
At January 1, 2001	—	1,134	11,662	12,796
Charge for the year	—	119	1,479	1,598
Transfers and disposals	—	(7)	(308)	(315)

At December 31, 2001	—	1,246	12,833	14,079
Charge for the year	—	131	1,592	1,723
Transfers and disposals	—	(70)	(297)	(367)

At December 31, 2002	—	1,307	14,128	15,435

Net book value
At December 31, 2002	2,143	4,190	29,946	36,279

At December 31, 2001	2,071	3,514	27,618	33,203

Included in fixed assets are equipment awaiting installation and plant under construction, the book values of which at December 31, 2002 are HK$356 million and HK$5,926 million respectively (2001: HK$371 million and HK$5,233 million respectively).

The tenure of the land is as follows:

	2001	2002

	HK$M	HK$M
Held in Hong Kong:
On long-term lease (over 50 years)	128	176
On medium-term lease (10-50 years)	1,941	1,965
On short-term lease (less than 10 years)	2	2

	2,071	2,143

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

12.	INVESTMENT IN A SUBSIDIARY

	2001	2002

	HK$M	HK$M
Unlisted share, at cost	—	—

Place of
		Percentage of	Incorporation and
	Issued	Issued Share	Kind of Legal
Name	Share Capital	Directly Held	Entity	Principal Activity

CLP Power Hong Kong Financing Limited	1 share of US$1 each	100%	British Virgin Islands/ Limited Liability Company	Act as the issuer of US$1,500,000,000 Medium Term Note Programme

CLP Power Hong Kong Limited acquired the entire issued share capital of CLP Power Hong Kong Financing Limited on March 11, 2002 in exchange for cash consideration of US$1 (HK$8).

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

13.	INVESTMENTS IN JOINTLY CONTROLLED ENTITIES

	2001	2002

	HK$M	HK$M
Castle Peak Power Company Limited (A)
Unlisted shares, at cost	20	20
Advances	4,268	4,856
Special loan	78	78

	4,366	4,954

Hong Kong Pumped Storage Development Company, Limited (B)
Unlisted shares, at cost	5	5
Advances	290	300

	295	305

	4,661	5,259

(A)	Castle Peak Power Company Limited (“CAPCO”) is 40% owned by the Company and 60% owned by ExxonMobil Energy Limited and is incorporated in Hong Kong. Its principal activity is the generation of electricity for the sole supply to the Company. While CAPCO owns the power generation assets, the Company builds and operates all CAPCO’s power stations and is the sole offtaker.

Under the terms of the revised CAPCO Deed of Subordination, in the event of the winding up of CAPCO, the Company’s advances to it would be subordinated to certain loans of CAPCO. The Company’s advances to CAPCO may be withdrawn only to the extent that the shareholders’ funds exceed two thirds of the aggregate principal amount outstanding of the said loans. In this context the shareholders’ funds represent the sum of the issued share capital, shareholders’ advances, special advances, deferred taxation, retained earnings and any proposed dividend.

The Special Loan to CAPCO is unsecured, interest free and repayable in full on 30th September, 2008.

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

13.	INVESTMENTS IN JOINTLY CONTROLLED ENTITIES (Continued)

In view of the significance of this investment, an extract of the accounts of Castle Peak Power Company Limited is set out as follows:

	2001	2002

	HK$M	HK$M
Results for the year
Turnover	9,864	10,262

Profit before taxation	3,716	3,917

Company’s share of profit before taxation for the year	1,491	1,572

Company’s share of profit after taxation for the year	1,250	1,321

Net assets as at year end
Fixed assets	27,433	26,836
Current assets	1,333	1,392
Current liabilities	(4,253)	(5,164)
Deferred taxation	(2,731)	(2,706)
Long term liabilities (other than amounts due to the Company)	(10,591)	(7,733)

	11,191	12,625

Company’s share of net assets at year end	4,532	5,109

(B)	Hong Kong Pumped Storage Development Company, Limited is 49% owned by the Company and is incorporated in Hong Kong. This company has acquired the right to use 50% of the capacity of Phase 1 of the Guangzhou Pumped Storage Power Station in the Guangdong Province of China until 2034.

The advances to jointly controlled entities are unsecured, interest free and have no fixed terms of repayment.

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

14.	RETIREMENT BENEFITS

The CLP Group currently operates two retirement funds, one for professional and general staff, and the other for industrial staff. Both funds are established under trust with the assets of the funds held separately from those of the CLP Group by an independent trustee, and are Mandatory Provident Fund (MPF) exempted schemes under the Occupational Retirement Schemes Ordinance. Commencing December 1, 2000, the CLP Group also participates in a master trust MPF scheme operated by an independent service provider.

The fund for professional and general staff consists of three programmes: the defined benefit programme, the segregated fund programme and the defined contribution programme (introduced on December 1, 2000). The defined benefit programme provides benefits that are linked to final pay and requires member contributions of 5% of basic salary. Both the defined contribution programme and the segregated fund programme provide benefits linked to contributions and investments thereon. The defined contribution programme further provides members with a guarantee that benefits will not be less than mandatory company contributions to a basic MPF scheme. The defined contribution programme requires member contributions of at least 2.5% of basic salary whereas members are not required to contribute under the segregated fund programme. The defined benefit programme and the segregated fund programme have been closed to new employees since December 1, 2000. Furthermore, all remaining members in the defined benefit programme have been transferred to the defined contribution programme upon business close on December 31, 2002.

The fund for industrial staff consists of two programmes: the defined benefit programme and the defined contribution programme (introduced on December 1, 2000). The defined benefit programme provides benefits that are linked to final pay and does not require member contributions. The defined contribution programme provides benefits linked to contributions and investments thereon and provides members with a guarantee that benefits will not be less than mandatory company contributions to a basic MPF scheme. The defined contribution programme requires members to contribute at least 2.5% of basic salary (waived for existing members who opted to join the defined contribution programme at inception). The defined benefit programme has been closed to new employees since December 1, 2000. Furthermore, all remaining members in the defined benefit programme have been transferred to the defined contribution programme upon business close on December 31, 2002.

On January 1, 2002, the Company adopted SSAP No. 34 “Employee Benefits”. The effect of this change in accounting policy has been to increase shareholders’ funds at January 1, 2002 and January 1, 2001 by HK$1,064 million. This change in accounting policy has not impacted the prior year profit and loss account as contributions paid during 2001 were in line with the charge required under SSAP No. 34.

On December 31, 2002, the remaining members in the defined benefit programmes were transferred to the defined contribution programmes. At the same time, the Company obtained the relevant approvals in principle to enable the winding up of the defined benefit programmes. This represented a curtailment of the defined benefit programmes. Accordingly, all actuarial losses of HK$74 million arising during the year have been recognized in profit and loss account.

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

14.	RETIREMENT BENEFITS (Continued)

The amount recognized in the balance sheet, which is limited to the present value of economic benefits available to the Company, is determined as follows:

	2001	2002

	HK$M	HK$M
Fair value of plan assets	5,127	5,079
Present value of funded obligations	(4,063)	(4,066)

Net retirement benefit plan assets as at December 31	1,064	1,013

The amounts recognized in the profit and loss account were as follows:

	2000	2001	2002

	HK$M	HK$M	HK$M
Current service cost	137	134	138
Interest cost	297	286	260
Expected return on plan assets	(297)	(287)	(288)

Total expenses before curtailment	137	133	110
Less: amount capitalized	(56)	(52)	(45)

Total, included in staff costs (Note 4)	81	81	65
Loss on curtailment of the schemes (Note 8)	—	—	74

Total costs	81	81	139

Movements in the assets recognized in the balance sheet:

	2001	2002

	HK$M	HK$M
Fund plan assets surplus at beginning of year (a)	1,064	1,064
Expense recognized before curtailment	(133)	(110)
Loss on curtailment of the schemes (Note 8)	—	(74)
Contributions paid	133	133

Fund plan asset surplus at end of year	1,064	1,013

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

14.	RETIREMENT BENEFITS (Continued)

The principle actuarial assumptions used were as follows:

	2000	2001	2002

	%	%	%
Discount rate	7.0	7.0	6.5
Expected rate of return on plan assets	5.6	5.6	5.6
Expected rate of future salary increases	4.0	4.0	4.0

(a)	The net asset recognized in the balance sheet of the Company at January 1, 2001 is derived from the net asset of HK$1,064 million at December 31, 2001 adjusted by the expense of HK$133 million and contribution paid of HK$133 million for 2001.

15.	DEBTORS AND PREPAYMENTS

Included in debtors and prepayments are Demand Side Management (“DSM”) programme costs amounting to HK$52 million (2001: HK$86 million) which are recoverable from applicable customers in accordance with the DSM Agreement entered into by the Company, CAPCO and the Government of the Hong Kong Special Administrative Region. A DSM charge of HK¢0.2 per unit was introduced on non-residential customers starting in January 2002 to recover the DSM costs.

16.	SHARE CAPITAL

	2001	2002

	HK$M	HK$M
Authorized :
3,900 million (2001: 3,900 million) shares of HK$5 each	19,500	19,500

Issued and fully paid :
2,488.32 million (2001: 2,488.32 million) shares of HK$5 each	12,442	12,442

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

17.	BANK OVERDRAFTS, BANK LOANS AND OTHER BORROWINGS

	2001	2002

	HK$M	HK$M
Total facilities available
Bank overdrafts	477	479
Bank loans	3,006	4,496
U.S. Dollar Notes due 2006 (US$300 million)	2,340	2,340
Loan from subsidiary company due 2012 (US$300 million) (a)	—	2,340

	5,823	9,655

Utilized at December 31,
Bank loans	1,900	2,062
U.S. Dollar Notes due 2006 (US$300 million)	2,340	2,340
Loan from subsidiary company due 2012 (US$300 million) (a)	—	2,340

	4,240	6,742

Bank overdrafts, bank loans and other borrowings included in current liabilities
Short-term loans and borrowings	383	556
Long-term loans and borrowings repayable within one year	11	3

	394	559

Long-term loans and other borrowings, repayable
Within 2nd year	3	2
Within 3rd to 5th years	3,843	3,841
After 5 years	—	2,340

	3,846	6,183

	4,240	6,742

(a)	During the year, the Company set up a US$1.5 billion Medium Term Note Programme (the “Programme”) through its wholly-owned subsidiary CLP Power Hong Kong Financing Limited (the “subsidiary”) to raise financing for the Company. Under an inter-company lending arrangement, the Company will unconditionally and irrevocably guarantee all the obligations of the subsidiary. In return, all proceeds from any issuance of notes under the Programme will be lent onward to the Company at the same interest rates and terms as those notes issued by the subsidiary, and the Company will reimburse the subsidiary any related expenses incurred. In May 2002, US$300 million 6.25% fixed rate notes due in 2012 were issued under the Programme and on-lent to the Company.

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

17.	BANK OVERDRAFTS, BANK LOANS AND OTHER BORROWINGS (Continued)

The total borrowings of HK$6,742 million (2001: HK$4,240 million) mainly comprised:

(i)	a fixed rate bank loan of HK$6 million (2001: HK$17 million) with interest rate at 5.42% (2001: 5.40% to 7.77%) per annum;

(ii)	U.S. Dollar Notes of HK$2,340 million (2001: HK$2,340 million) with a coupon rate of 7.5% (2001: 7.5%) per annum; this liability was fully swapped into Hong Kong Dollars, at an average fixed rate of 7.07% per annum;

(iii)	U.S. Dollar loan from subsidiary company of HK$2,340 million (2001: Nil) with an interest rate of 6.25% per annum; this liability was fully swapped into Hong Kong Dollars, with HK$1,000 million further swapped into 5-year fixed rate of 6.12% per annum and the balance is kept at variable rate; and

(iv)	other variable rate loans of HK$2,056 million (2001: HK$1,883 million).

18.	DEFERRED TAXATION

	2001	2002

	HK$M	HK$M
The movements in deferred taxation account are as follows:
At beginning of year	3,110	3,391
Charge for the year (Note 6)	281	330

At end of year	3,391	3,721

Deferred taxation charge for the year arose from timing differences attributable to accelerated depreciation allowances, which is unlikely to reverse in the foreseeable future.

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

19.	NOTES TO THE CASH FLOW STATEMENT

Reconciliation of profit before taxation to cash generated from operations:-

	2000	2001	2002

	HK$M	HK$M	HK$M
Profit before taxation	7,753	7,611	8,702
Finance costs	195	161	94
Finance income	(18)	(1)	—
Depreciation	1,463	1,598	1,723
Net loss/(gain) on disposal of fixed assets	94	52	(237)
Loss on curtailment of the retirement benefit schemes	—	—	74
Dividend income from jointly controlled entities	(1,282)	(1,295)	(1,401)
Exchange gain	(6)	(6)	(3)
Finance charges	(11)	(4)	(4)

Operating profit before working capital changes	8,188	8,116	8,948
Increase in stock and fuel	—	(1)	(1)
Increase in customers’ deposits	133	271	234
Increase in fuel clause account	310	474	258
Increase in debtors and prepayments	(38)	(421)	(470)
Increase in retirement benefit plan assets	—	—	(23)
Increase/(decrease) in creditors	89	85	(73)
Increase in deferred revenue	—	28	34
Increase/(decrease) in amount due on current account with ultimate holding company	—	16	(16)
Increase/(decrease) in amounts due on current accounts with fellow subsidiaries	49	(14)	251
(Decrease)/increase in amounts due on current accounts with jointly controlled entities	(2)	73	24
Rebates to customers under Scheme of Control	(162)	(166)	(171)
Business relief rebate	—	—	(41)
Special rebates	(593)	(607)	(626)

Cash generated from operations	7,974	7,854	8,328

20.	OFF BALANCE SHEET FINANCIAL INSTRUMENTS

Forward foreign exchange contracts, currency swaps and interest rate swaps are utilized, when suitable opportunities arise, to hedge the Company’s foreign currency and interest rate exposure on loan interest/repayments, fuel-related payments and other projected expenditures. During 2002, the Company has swapped its US$300 million loan from subsidiary company into Hong Kong dollar to eliminate the currency exposure, and further swapped HK$1,000 million into 5-year fixed rate and kept the balance at variable rate to achieve the preferred interest rate mix. As at December 31, 2002, the Company had outstanding forward foreign exchange contracts, currency swaps and interest rate swaps amounting to HK$29,771 million (2001: HK$33,472 million).

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

21.	CAPITAL COMMITMENTS

Capital expenditure authorized but not brought into the accounts as at December 31, 2002 is as follows:

	2001	2002

	HK$M	HK$M
Contracted but not provided for	2,717	3,056
Authorized but not contracted for	7,733	8,372

	10,450	11,428

22.	RELATED PARTY TRANSACTIONS

The following is a summary of significant related party transactions between the Company and related parties, in addition to those disclosed in Notes 2, 4(A), 8, 9, 12, 13 and 17, which were carried out in the normal course of business during the year ended December 31, 2002:

	Note		2000	2001	2002

			HK$M	HK$M	HK$M
Purchase of electricity from a jointly controlled entity	(a	)	9,735	9,815	10,191
Purchase of electricity from a fellow subsidiary	(b	)	4,587	5,013	4,976
Purchase of pumped storage service from a jointly controlled entity	(c	)	457	424	419
Capital works rendered by a fellow subsidiary	(d	)	—	21	290

(a)	Under the Electricity Supply Contract between the Company and CAPCO, the Company is obligated to purchase all of CAPCO’s generating capacity. The Electricity Supply Contract provides that the price paid by the Company to CAPCO is sufficient to cover all of CAPCO’s operating expenses, including fuel cost, depreciation, interest expenses and current and deferred taxes, as well as CAPCO’s share of the return permitted under the Scheme of Control.

(b)	Under the offtake and resale contracts, the Company is obligated to purchase from the fellow subsidiary, Hong Kong Nuclear Investment Company Limited, (i) 25% equity share of the output from Guangdong Nuclear Power Station (“GNPS”) and (ii) an additional 45% of GNPS’s output from Guangdong Nuclear Investment Company, Limited (“GNIC”). The price paid by the Company for electricity generated by GNPS throughout the terms of the power purchase agreements is determined by a formula based on GNPS’s operating costs and a calculation of profits by reference to shareholders’ funds and the capacity factor for that year.

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

22.	RELATED PARTY TRANSACTIONS (Continued)

(c)	Under a capacity purchase contract, Hong Kong Pumped Storage Development Co., Ltd (“PSDC”) has the right to use 50% of the 1,200MW capacity of Phase 1 of the Guangzhou Pumped Storage Power Station. The Company has entered into a contract with PSDC to make use of this capacity. The price paid by the Company to PSDC is sufficient to cover all of PSDC’s operating expenses and net return. PSDC’s net return is based on a percentage of its net fixed assets in a manner analogous to the Scheme of Control.

(d)	The Company has entered into a number of capital work contracts with a fellow subsidiary, CLP Engineering Limited, to develop and construct the Company’s transmission and distribution facilities. The prices of the contracts are determined with reference to the prevailing market prices.

23.	PRINCIPAL ACTIVITY

The principal activity of the Company continues to be the generation and supply of electricity.

24.	ULTIMATE HOLDING COMPANY

The ultimate holding company of the Company is CLP Holdings Limited, a company incorporated in Hong Kong and listed on The Stock Exchange of Hong Kong Limited.

25.	APPROVAL OF ACCOUNTS

The accounts were approved by the Board on February 20, 2003.

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

26.	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GAAP

The Company’s financial statements are prepared in accordance with generally accepted accounting principles in Hong Kong (“Hong Kong GAAP”), other than where a different accounting policy is required by the Scheme of Control Agreement. Hong Kong GAAP differs in certain significant respects from accounting principles generally accepted in the U.S. (“U.S. GAAP”). The significant differences which have an effect on profit (“net income”) or shareholders’ funds (“shareholders’ equity”) are described below.

Retirement scheme

Prior to 2002, the periodic charge to the Company’s financial statements for costs arising from a defined benefit retirement scheme was represented by the Company’s contributions to the scheme in a given period, determined by the Company with reference to independent actuarial valuations. Statement of Financial Accounting Standards No. 87 (SFAS No.87) “Employers’ Accounting for Pensions” in the United States requires that the net periodic pension cost related to the employer’s liability under a defined benefit retirement scheme is determined by reference to changes in the actuarial valuation of the pension obligations of the scheme, the fair value of the scheme’s assets, amortization of the amount of underfunded or overfunded projected benefit obligations at the time the accounting standard is adopted and amortization of additional projected benefits arising as a result of changes to the scheme.

On January 1, 2002, the Company adopted the new H.K. accounting standard SSAP 34 “Employee Benefits”, which became effective for financial statements relating to periods beginning on or after January 1, 2002. On initial adoption of the new standard on January 1, 2002, the Company carried out an actuarial valuation indicating a surplus of employee retirement benefit plan assets over liabilities (“the surplus”) of HK$1,064 million. Management of the Company are of the opinion that the surplus is not taxable. The new SSAP 34 is broadly consistent with SFAS No. 87 under U.S. GAAP. The surplus upon initial adoption of the H.K. accounting standard has been recognized as a prior year adjustment against retained earnings. Under U.S. GAAP the retirement scheme asset at January 1, 2002 differs from this surplus due to the existence of unrecognized actuarial gains and losses; under U.S. GAAP such actuarial gains and losses are recognized over the average remaining active employee service period.

On December 31, 2002, the remaining members in the Company’s defined benefit programmes were transferred to the defined contribution programmes. At the same time, the Company obtained the relevant approvals in principle to enable the winding up of its defined benefit programmes. This represented a curtailment of the defined benefit programmes. Accordingly, all previously unrecognized gains and losses have been credited to the profit and loss account in the current year under U.S. GAAP. The amount of tax provision made in prior years against the differences in periodic pension costs was also written back.

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

26.	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GAAP (Continued)

Taxation

The Scheme of Control Agreement requires that the Company makes full provision for deferred taxation arising from timing differences attributable to accelerated tax depreciation allowances which is computed at those tax rates current when the timing differences arise, with no adjustments made subsequently if tax rates change. U.S. GAAP requires that such provisions be made using the liability method, whereby deferred tax is calculated at the rate of tax that it is estimated will be applicable when the timing differences reverse.

Foreign Exchange Gain and Loss

The accounting treatment prescribed by the Scheme of Control Agreement requires that unrealized exchange differences arising from long-term borrowings, suppliers’ credits and shareholders advances are deferred. Under U.S. GAAP these should be generally included in the income statement in the period in which the underlying exchange rates change.

Depreciation of Leasehold Land

The Scheme of Control provides that leasehold land should be capitalized at unamortized cost. U.S. GAAP requires that such an asset be amortized over the term of the lease.

Consolidation of Subsidiary undertaking

The Company does not prepare consolidated accounts as permitted by an exemption available under accounting principles generally accepted in Hong Kong for a company that is a wholly-owned subsidiary of another company at the end of its fiscal year. Under U.S. GAAP there is no such exemption from the preparation of consolidated accounts. The Company’s only subsidiary was established in 2002 to raise financing for the Company. Since all proceeds from any issuance of notes by the subsidiary company were lent onward to CLP Power at the same interest rates and terms as those under the notes issued by the subsidiary, and CLP Power reimbursed all related expenses incurred by the subsidiary, this difference had no impact on consolidated net income, assets, liabilities or shareholders’ equity for the year ended December 31, 2002.

Accounting for Jointly Controlled Entities

Under Hong Kong GAAP, in the Company’s accounts for the years ended December 31, 2000, 2001 and 2002, the operating results of jointly controlled entities are recognized on the basis of dividends received and receivable. Application of U.S. GAAP would require equity accounting for these entities.

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

26.	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GAAP (Continued)

Accounting for Derivatives and Hedging Activities

The Company engages in forward foreign exchange contracts, cross currency and interest rate swaps to hedge the impact of foreign currency exposures and fluctuations in interest rates. The Company does not recognize such derivatives at fair value, nor does it account for gains or losses relating to fair value changes in these derivatives, as this is not required under Hong Kong GAAP.

For U.S. GAAP purposes, before the implementation of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS Nos. 137 and 138 (collectively referred to here as “SFAS No. 133”), the Company generally included gains and losses on forward foreign exchange contracts in the profit and loss account, except for gains and losses on forward foreign exchange contracts that were accounted for as hedges of firm identifiable foreign currency commitments, which were deferred and recognized in the profit and loss account upon settlement of the related foreign currency commitment.

Effective January 1, 2001, the Company adopted SFAS No. 133, which requires the Company to recognize all qualifying derivatives on the balance sheet at fair value. The Company’s transition adjustment to implement SFAS No. 133 was an increase of HK$7 million to accumulated other comprehensive loss. This transition adjustment was recognized at January 1, 2001 as a cumulative effect of a change in accounting principle.

Certain derivative transactions, while providing effective economic hedges, do not qualify for hedge accounting under SFAS No. 133. For these derivatives, changes in fair values are recognized in the profit and loss account.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the profit and loss account to offset changes in the fair value of the hedged assets or liabilities. Changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in other comprehensive income (loss) until the hedged items are recognized in earnings, at which point the cumulative gain (loss) previously recorded in other comprehensive income (loss) is transferred to the profit and loss account. As at December 31, 2002 the application of SFAS No.133 would result in the fair value of derivative contracts amounting to an asset of HK$370 million (2001: HK$232 million), with offsetting amounts of HK$113 million (2001: HK$176 million) being accrued to customers in accordance with the Scheme of Control and HK$377 million (2001: HK$41 million) being credited to the carrying amount of a hedged liability.

New accounting pronouncements

In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities-an Interpretation of ARB No. 51”. FIN 46 requires that certain variable interest entities, or VIE, be consolidated by their primary beneficiary if the primary beneficiary is subject to a majority of the risk of loss from the VIE activities, or entitled to receive a majority of the VIE’s residual returns, or both. FIN 46 is effective immediately for all new VIE created or acquired after January 31, 2003. For VIE created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. We are in the process of reviewing our joint venture arrangements to determine if there is any venture that would be considered as VIE and hence needs to be consolidated under the provisions of FIN 46.

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

26.	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GAAP (Continued)

Effects of proposed accounting pronouncements

EITF Issue No. 01-08
In August 2001, the Emerging Issues Task Force released Issue No. 01-8 “Determining Whether an Arrangement Is a Lease”, or Issue 01-8. Issue 01-8 was originally intended to provide guidance in determining whether an energy-related contract should be accounted for as a lease in accordance with SFAS No. 13 “Accounting for Leases” and the scope was later extended beyond energy-related contracts by developing additional guidance in determining whether any arrangement is a lease.

Under the proposed guidance, an arrangement conveys the right to use the property, plant or equipment (“PP&E”) and would be considered to constitute a lease if (a) the purchaser has the ability or right to operate the PP&E, (b) the purchaser has the ability or right to control physical access to the underlying PP&E, or (c) it is remote that parties other than the purchaser will take more than a minor amount of the PP&E’s output during the term of the arrangement and the unit price for the purchaser is neither contractually fixed nor equal to the then current market price. It was further proposed that the determination of whether an arrangement contains a lease to be made at inception of the arrangement based on all the facts and circumstances and a reassessment is required only if there are certain specific modifications made to the agreement.

Based on the proposed guidance and subject to the final decision of the Task Force, lease accounting may apply to CLP Power’s power purchase arrangement with CAPCO if there is any modification to the existing arrangement since Issue 01-8 was proposed to be applicable on new or modified arrangement. If lease accounting does apply and requires that the contract to be accounted for as capital lease under U.S. GAAP, we would have to record the related power plants as fixed assets in our accounts for U.S. GAAP purposes with an offsetting liability due to CAPCO. We anticipate that the implementation of Issue 01-8, if applicable, will have no material impact on our results of operations.

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

26.	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GAAP (Continued)

Net Income and Shareholders’ Equity

The estimated effect of the significant adjustments to net income and shareholders’ equity in accordance with U.S. GAAP is summarized below:-

	2000	2001	2002	2002

	HK$M	HK$M	HK$M	US$M
Profit for the year in accordance with Hong Kong GAAP*	5,276	5,568	6,206	796
Adjustments required under U.S. GAAP
Difference in periodic pension costs and curtailment gain	213	76	209	27
Exchange gain/(loss)	14	(15)	—	—
Gain/(loss) on change in fair value of derivatives	—	22	(115)	(15)
Tax differences	(36)	(13)	153	20
Depreciation of leasehold land	(32)	(32)	(28)	(4)
Difference in accounting for net income from jointly controlled entities	(3)	28	(102)	(13)

Net income for the year in accordance with U.S. GAAP	5,432	5,634	6,323	811

* as appropriately modified to comply with Scheme of Control agreement

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

26.	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GAAP (Continued)

Net Income and Shareholders’ Equity (Continued)

	2001	2002	2002

	HK$M	HK$M	US$M
Shareholders’ equity in accordance with Hong Kong GAAP*	22,608	22,553	2,892
Adjustment of surplus of employee retirement benefit plan assets over liabilities recognized as prior year adjustment to reserves under Hong Kong GAAP	(1,064)	—	—

Shareholders’ equity as previously stated under Hong Kong GAAP*	21,544	22,553	2,892
Adjustments required under U.S. GAAP:
Difference in periodic pension costs and curtailment gain	855	—	—
Gain/(loss) on change in fair value of derivatives	22	(93)	(12)
Tax differences	(138)	15	2
Deferred tax accounting	137	137	17
Accumulated depreciation of leasehold land	(381)	(409)	(52)
Difference in accounting for share of retained profits in jointly controlled entities	173	71	9
Transitional adjustment to other comprehensive loss on implementation of SFAS No. 133	(7)	(4)	(1)
Net change in fair value of derivatives in other comprehensive loss, net of taxes of HK$4 million	—	(19)	(2)
Share of net change in fair value of derivatives recognized under other comprehensive loss in jointly controlled entities, net of taxes of HK$3 million	—	(15)	(2)

Shareholders’ equity in accordance with U.S. GAAP	22,205	22,236	2,851

* as appropriately modified to comply with Scheme of Control agreement

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

26.	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GAAP (Continued)

Cash Flow Statement

Under Hong Kong GAAP, bank overdrafts are included as a component of cash and cash equivalents if it forms an integral part of the Company’s cash management, whereas under U.S. GAAP bank overdrafts are classified as financing activities. Furthermore, under Hong Kong GAAP, profit before taxation is reconciled to cash flows provided by/used in operating activities, whereas under U.S. GAAP, net income is adopted in place of profit before taxation. The consolidated cash flow data by operating, investing and financing activities in accordance with U.S. GAAP are summarized below:

	2000	2001	2002	2002

	HK$M	HK$M	HK$M	US$M
Net cash provided/(used) by:
Operating activities	8,639	8,370	9,166	1,176
Investing activities	(2,938)	(4,685)	(5,399)	(693)
Financing activities	(5,722)	(3,692)	(3,773)	(484)

Decrease in cash and cash equivalents	(21)	(7)	(6)	(1)
Cash and cash equivalents at beginning of year	45	24	17	2

Cash and cash equivalents at end of year	24	17	11	1

CLP POWER HONG KONG LIMITED

SCHEME OF CONTROL STATEMENT
(CLP Power Hong Kong Limited and Castle Peak Power Company Limited)

Overview

In Hong Kong, the Company (“CLP Power”) operates a vertically integrated electricity generation, transmission and distribution business. The generating plants in Hong Kong are owned by Castle Peak Power Company Limited (“CAPCO”), which is 40% owned by CLP Power and 60% owned by ExxonMobil Energy Limited . CLP Power builds and operates CAPCO’s power stations under contract and is the sole customer for CAPCO’s electricity which CLP Power transmits and distributes to its customers in Kowloon and the New Territories. CLP Power owns the transmission and distribution network.

Since 1963, the electricity-related operations of CLP Power and CAPCO (“the SoC Companies”) have been governed by a Scheme of Control (“SoC”) Agreement with the Government of The Hong Kong Special Administrative Region (“the Government”). The SoC specifies the SoC Companies’ obligations to supply adequate and reliable electricity supplies to customers at the lowest reasonable cost and the mechanism for Government to monitor their financial affairs and operating performance. In return, CLP Power is allowed to charge tariffs designed to recover the operating costs (including tax) and allowed net return of the SoC Companies. The current agreement, which took effect from 1October 1, 1993, covers the period to September 30, 2008. During the period, each of the SoC Companies and the Government has the right during the year ended September 30, 1998 and the year ending December 31, 2003 to request modification of the SoC, subject to agreement being reached by all parties.

Permitted and Net Return

The permitted and net return that the SoC Companies are allowed under the SoC are calculated as follows:

•	The annual permitted return is 13.5% of the SoC Companies’ average net fixed assets relating to the electricity business in Hong Kong; plus a further 1.5% on the average net fixed assets financed by shareholders’ investments and acquired after September 30, 1978.

•	Any difference between the permitted return and the profit for SoC operations is transferred to or from a Development Fund. The Development Fund does not form part of distributable shareholders’ funds and is, in effect, a liability owing to customers carried in CLP Power’s books.

•	Four charges are deducted from the permitted return. First, shareholders of the SoC Companies pay interest up to a maximum of 8% per annum on borrowed capital arranged for financing of fixed assets. Second, shareholders of CLP Power pay a charge of 8% per annum on the sum of the average balances of the Development Fund and special provision account. This charge is credited to a rate reduction reserve in CLP Power’s books and is applied as rebates to customers. By a Supplemental Agreement which took effect on October 1, 1998, two more charges have been introduced. Third, shareholders of the SoC Companies pay an excess capacity adjustment of 13.5% on the average excess capacity expenditure less an allowed interest charge up to 8% per annum on the average excess capacity expenditure. This excess capacity adjustment will only apply to additional generating unit installed after the SoC Companies’ Black Point Units 7 and 8 are commissioned. Fourth, shareholders of CLP Power pay interest up to 8% per annum on the increase in average balance of the customers’ deposits in excess of the balance as at September 30, 1998.

•	The net return is the permitted return less the deductions. The rate of return on average net fixed assets of the SoC Companies for the year ended December 31, 2002 was 12.52% (2000: 11.87%; 2001: 12.17%).

SCHEME OF CONTROL STATEMENT (Continued)
(CLP Power Hong Kong Limited and Castle Peak Power Company Limited)

The net return is divided between the SoC Companies in accordance with the provisions for the agreements between the companies. These provisions state that each company will receive that proportion of the total net return represented by the net return that company would receive if it were the only company under the SoC and the net return were calculated solely on the basis of its own accounts. In the year 2002, 58% (2000: 57%; 2001: 58%) of the net return was allocated to CLP Power and 42% (2000: 43%; 2001: 42%) to CAPCO. If the actual profit for the SoC, when added to the amount available for transfer from the Development Fund is less than the permitted return, the share of any such deficit to be borne by CAPCO is limited to 20%.

The calculations shown on page F-39 are in accordance with the SoC and the agreements between the SoC Companies.

CLP POWER HONG KONG LIMITED

SCHEME OF CONTROL STATEMENT

	Year ended December 31,

	2000	2001	2002	2002

	HK$M	HK$M	HK$M	US$M
SCHEME OF CONTROL REVENUE	24,224	24,806	25,844	3,314

EXPENSES
Operating costs	2,735	2,964	2,848	365
Fuel	2,912	2,897	3,268	419
Purchases of nuclear electricity	4,587	5,013	4,976	638
Depreciation	2,803	3,026	3,164	406
Operating interest	1,163	931	617	79
Taxation	1,418	1,138	1,478	190

	15,618	15,969	16,351	2,097

PROFIT AFTER TAXATION	8,606	8,837	9,493	1,217
Interest on increase in customers’ deposits	10	8	1	—
Interest on long-term financing	1,170	1,005	818	105
Adjustment required under the SoC (including share of profit on sale of electricity to the Chinese mainland attributable to the SoC Companies)	(16)	(69)	(5)	(1)

PROFIT FOR SCHEME OF CONTROL	9,770	9,781	10,307	1,321
Transfer to Development Fund	(1,386)	(1,201)	(1,420)	(182)

PERMITTED RETURN	8,384	8,580	8,887	1,139

DEDUCT INTEREST
On increase in customers’ deposits	10	8	1	—
On long-term financing as above	1,170	1,005	818	105
On Development Fund and special provision account transferred to rate reduction reserve	280	305	319	41

	1,460	1,318	1,138	146

NET RETURN	6,924	7,262	7,749	993

Divisible as follows:
CLP Power	3,955	4,188	4,517	579
CAPCO	2,969	3,074	3,232	414

	6,924	7,262	7,749	993

CLP POWER’S SHARE OF NET RETURN
CLP Power	3,955	4,188	4,517	579
Interest in CAPCO	1,192	1,234	1,297	166

	5,147	5,422	5,814	745

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of
Castle Peak Power Company Limited

We have audited the accompanying balance sheets of Castle Peak Power Company Limited as of December 31, 2001 and 2002 and the related profit and loss accounts, statements of changes in equity and cash flow statements for the years ended December 31, 2000, 2001 and 2002 all expressed in Hong Kong dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Castle Peak Power Company Limited at December 31, 2001 and 2002 and the results of their operations and cash flows for the years ended December 31, 2000, 2001 and 2002 in conformity with accounting principles generally accepted in Hong Kong.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong
February 14, 2003

CASTLE PEAK POWER COMPANY LIMITED

PROFIT AND LOSS ACCOUNT

		Year ended December 31,

	Note	2000	2001	2002	2002

		HK$M	HK$M	HK$M	US$M
TURNOVER	3	9,773	9,864	10,262	1,316

Expenses
Fuel		2,914	2,897	3,268	419
Operating costs		458	526	747	96
Depreciation		1,340	1,429	1,442	185
Staff expenses		447	419	329	42

		5,159	5,271	5,786	742

Operating profit	4	4,614	4,593	4,476	574
Finance costs	5	1,042	877	559	72

Profit before taxation		3,572	3,716	3,917	502
Taxation	6	571	601	625	80

EARNINGS		3,001	3,115	3,292	422

DIVIDENDS	7	3,001	3,115	3,292	422

CASTLE PEAK POWER COMPANY LIMITED

BALANCE SHEET

		As of December 31,

	Note	2001	2002	2002

		HK$M	HK$M	US$M
CAPITAL EMPLOYED
Fixed assets	8	27,433	26,836	3,441

Current assets
Fuel and stores		392	427	54
Sundry debtors and prepayments		122	123	16
Current account with CLP Power Hong Kong Limited	9	819	842	108

		1,333	1,392	178

Current liabilities
Bank loans and other borrowings	10	(3,273)	(4,099)	(526)
Creditors		(789)	(905)	(116)
Taxation payable		(191)	(160)	(20)

		(4,253)	(5,164)	(662)

Net current liabilities		(2,920)	(3,772)	(484)

Total assets less current liabilities		24,513	23,064	2,957

REPRESENTED BY
Share capital	11	50	50	6
Retained profits		—	—	—
Proposed dividend		404	378	49

Shareholders’ funds		454	428	55
Advances from shareholders	12	10,737	12,197	1,564
Long-term loans and other borrowings	10	10,591	7,733	991
Deferred liabilities	13	2,731	2,706	347

		24,059	22,636	2,902

		24,513	23,064	2,957

CASTLE PEAK POWER COMPANY LIMITED

STATEMENT OF CHANGES IN EQUITY

	Share	Retained
	Capital	Profits	Total	Total

	HK$M	HK$M	HK$M	US$M
Balance at January 1, 2000, as previously reported	50	—	50
Proposed final dividend not declared before period end (1999b(1))	—	344	344

Balance at January 1, 2000, as adjusted	50	344	394
Earnings for the year	—	3,001	3,001
Dividends declared for the year
1999b(1) final	—	(344)	(344)
2000 interims	—	(2,665)	(2,665)

Balance at December 31, 2000, as adjusted	50	336	386

Balance at January 1, 2001, as previously reported	50	—	50
Proposed final dividend not declared before year end	—	336	336

Balance at January 1, 2001, as adjusted	50	336	386
Earnings for the year	—	3,115	3,115
Dividends declared for the year
2000 final	—	(336)	(336)
2001 interims	—	(2,711)	(2,711)

Balance at December 31, 2001	50	404 (2)	454

Balance at January 1, 2002	50	404	454	58
Earnings for the year	—	3,292	3,292	422
Dividends declared for the year
2001 final	—	(404)	(404)	(52)
2002 interims	—	(2,914)	(2,914)	(373)

Balance at December 31, 2002	50	378 (3)	428	55

Note
(1) 1999b represents the three-month period ended December 31, 1999.

(2) The proposed final dividend at December 31, 2001 is HK$404 million.

(3) The proposed final dividend at December 31, 2002 is HK$378 million.

CASTLE PEAK POWER COMPANY LIMITED

CASH FLOW STATEMENT

		Year ended December 31,

	Note	2000	2001	2002	2002

		HK$M	HK$M	HK$M	US$M
OPERATING ACTIVITIES
Cash generated from operations	14	6,250	5,917	6,025	772
Interest paid		(1,194)	(1,028)	(685)	(88)
Hong Kong profits tax paid		(763)	(594)	(681)	(87)

NET CASH INFLOW FROM OPERATING ACTIVITIES		4,293	4,295	4,659	597

INVESTING ACTIVITIES
Capital expenditure		(281)	(354)	(777)	(99)
Proceeds from disposal of fixed assets		—	—	10	1

NET CASH OUTFLOW FROM INVESTING ACTIVITIES		(281)	(354)	(767)	(98)

NET CASH INFLOW BEFORE FINANCING		4,012	3,941	3,892	499

FINANCING ACTIVITIES
Net drawdown of shareholders’ advances		526	720	1,459	187
Net repayment of bank loans and other borrowings		(1,529)	(1,614)	(2,033)	(261)
Dividends paid		(3,009)	(3,047)	(3,318)	(425)

NET CASH OUTFLOW FROM FINANCING ACTIVITIES		(4,012)	(3,941)	(3,892)	(499)

Decrease in cash and cash equivalents		—	—	—	—
Cash and cash equivalents at beginning of the year		—	—	—	—

CASH AND CASH EQUIVALENTS AT END OF THE YEAR		—	—	—	—

Analysis of cash and cash equivalents
Bank balances		—	—	—	—

CASTLE PEAK POWER COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

1.	BASIS OF PREPARATION OF ACCOUNTS

Other than stated in Notes 2(A) and 2(H) below, the accounts have been prepared under the historical cost convention, in accordance with generally accepted accounting principles in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants.

2.	SIGNIFICANT ACCOUNTING POLICIES

A.	Scheme of Control

The financial operations of the Company (“CAPCO”) and CLP Power Hong Kong Limited (“CLP Power”), together called “the SoC Companies”, are governed by a Scheme of Control (“SoC”) Agreement entered into with the Government of the Hong Kong Special Administrative Region (“the Government”) and by other agreements entered into by CLP Power, CAPCO and ExxonMobil International Holdings Inc (formerly known as Esso Eastern Inc.).

The main features of the SoC Agreement are as follows:-

(i)	The Scheme is to be applicable to the electricity-related activities of the SoC Companies excluding those associated with export sales of electricity in accordance with the separate arrangement between the SoC Companies and the Government.

(ii)	CAPCO is to construct and operate generating facilities and sell power exclusively to CLP Power.

(iii)	The annual permitted return is to be the sum of:

-	13.5% of the average net fixed assets of the SoC Companies, and

-	a further 1.5% on the average net fixed assets financed by shareholders’ investments and acquired after 30th September, 1978, as defined in the SoC.

(iv)	Any difference between the permitted return and the profit for SoC is transferred to or from the Development Fund. The balance of the Development Fund represents a liability in the accounts of CLP Power.

CASTLE PEAK POWER COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

A.	Scheme of Control

(v)	The following are to be deducted from the permitted return:

-	a charge of 8% per annum on the average balance of the sums of the Development Fund and special provision account, such charge to be credited to a rate reduction reserve to be applied as rebates to customers;

-	interest payable, up to a maximum of 8% per annum, on borrowed capital for financing of fixed assets;

-	an excess capacity adjustment which will only apply to additional generating unit installed after the SoC Companies’ Black Point Units 7 and 8 are commissioned; and

-	interest on the increase in customers’ deposits which represents the average of opening and closing balances of customers’ deposits for any year in excess of the balance as at 30th September, 1998 up to a rate of 8% per annum.

(vi)	The net return, being the permitted return less the deductions, is to be divided in accordance with the provisions of the agreements between the SoC Companies (where the profit for SoC when added to the amount available for transfer from the Development Fund is less than the permitted return, the share of any such deficit to be borne by the Company is to be limited to 20%).

(vii)	The records of the Development Fund, the special provision account, the rate reduction reserve and customers’ deposits are to be maintained in the accounts of CLP Power.

B.	Non Scheme of Control activities

Commencing October 1, 1991 the Company is entitled to 60% of the profit allowed to the SoC Companies derived from sale of electricity by CLP Power to customers located in the Chinese mainland, in accordance with the arrangement agreed between the SoC Companies and the Government.

C.	Fuel and stores

These are valued at the lower of cost (fuel oil on the ‘first-in, first-out’ basis, coal and stores on the weighted average basis) and net realizable value.

CASTLE PEAK POWER COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

D.	Turnover

Turnover mainly represents sale of electricity to CLP Power under the terms of the Scheme of Control, together with the Company’s share of profit on the sale of electricity by CLP Power to customers located in the Chinese mainland. Turnover is recognized when it is paid or becomes payable by CLP Power to the Company in accordance with the agreements referred to in Notes 2 (A) and 2(B) above.

E.	Fixed assets and depreciation

Fixed assets are stated at cost less accumulated depreciation.

Depreciation of fixed assets is based on the rates authorized under the Scheme of Control and is provided on a straight line basis commencing from the date of commissioning. The following bases apply to fixed assets other than land which is not depreciated:-

Buildings	33 years
Cables	30 years
Generating plant, switchgear and transformers	25 years
Furniture, system control equipment, tools, communication and office equipment	10 years
Computers and office automation equipment other than those forming part of the generating plant	5 years
Motor vehicles and marine craft	5 years

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognized in the profit and loss account.

F.	Deferred taxation

The charge for taxation recognizes deferred taxation arising from timing differences which are expected to crystallise. These differences are mainly attributable to accelerated depreciation allowances.

G.	Interest

Interest on borrowed capital arranged for the financing of fixed assets is:

(i)	incorporated in capital expenditure when incurred until the asset is commissioned; and

(ii)	charged to operating costs when incurred after commissioning.

CASTLE PEAK POWER COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	H.	Foreign currencies

Monetary assets and liabilities denominated in foreign currency are translated into Hong Kong Dollars at the rates of exchange prevailing at the balance sheet date, or at the relevant forward contract rates where applicable. Profit and loss account items are converted into Hong Kong Dollars at the rates of exchange applicable at the dates when the transactions took place.

All unrealized exchange differences arising from long-term borrowings and shareholders’ advances are deferred in accordance to the treatment stipulated under the Scheme of Control. All other unrealized and all realized exchange differences are credited or debited to the profit and loss account.

	I.	Related parties

Related parties are individuals and companies, where the individual or company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

	J.	Translation of 2002 Financial Statements to United States Dollars (“US Dollars”)

The financial statements are expressed in Hong Kong Dollars (“HK Dollars”). Solely for the convenience of the reader, the 2002 financial statements have been translated into US Dollars at the specified rate below. These translations should not be construed as representations that the HK Dollars amounts actually represent such US Dollars amounts or could be converted into US Dollars at the rate indicated. The translation of HK Dollars into US Dollars has been made at the rate of HK$7.7988 to US$1.00, which was the noon buying rate in New York City for cable transfers in HK Dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2002.

3.	TURNOVER

Turnover comprises:

	2000	2001	2002

	HK$M	HK$M	HK$M
Sale of electricity to CLP Power	9,735	9,815	10,191
Share of profit on the sale of electricity by CLP Power to customers in the Chinese mainland	38	49	71

	9,773	9,864	10,262

CASTLE PEAK POWER COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

4.	OPERATING PROFIT

	2000	2001	2002

	HK$M	HK$M	HK$M
Operating profit is stated after charging the following:
Depreciation
Buildings	260	260	261
Generation and other equipment	1,080	1,169	1,181

	1,340	1,429	1,442
Loss on disposal of fixed assets	5	81	83
Directors’ remuneration
- fees	1	1	1
- other emoluments	—	—	—
Auditors’ remuneration	1	1	1

5.	FINANCE COSTS

	2000	2001	2002

	HK$M	HK$M	HK$M
Finance costs:
Interest on bank loans and overdrafts	993	746	502
Interest on other loans	165	161	142
Interest on short-term bank loans for fuel stock financing	16	11	5

	1,174	918	649
Finance charges	14	30	20
Exchange losses	30	83	17
Less: amount capitalized	(160)	(143)	(122)
fuel stock interest included in fuel expenses	(16)	(11)	(5)

	1,042	877	559

CASTLE PEAK POWER COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

6.	TAXATION

	2000	2001	2002

	HK$M	HK$M	HK$M
Taxation in the profit and loss account represents:
Current taxation
Hong Kong profits tax at 16.0% (2000: 16.0%; 2001: 16.0%) on the estimated assessable profit for the year	611	656	650
Deferred taxation (Note 13)
Amount written back for the year	(40)	(55)	(25)

	571	601	625

7.	DIVIDENDS

	2000	2001	2002

	HK$M	HK$M	HK$M
Interim dividends paid	2,665	2,711	2,914
Proposed final dividend	336	404	378

	3,001	3,115	3,292

CASTLE PEAK POWER COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

8.	FIXED ASSETS

	Medium
	term			Other
	leasehold			equipment	Equipment
	land in		Generation	and	awaiting
	Hong Kong	Buildings	equipment	vehicles	installation	Total

	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M
Cost
At January 1, 2001	2,761	9,388	28,528	299	1,096	42,072
Additions	—	61	493	13	25	592
Transfers and disposals	(12)	(3)	(101)	(34)	—	(150)

At December 31, 2001	2,749	9,446	28,920	278	1,121	42,514
Additions	—	65	772	26	75	938
Transfers and disposals	—	(43)	(121)	(42)	—	(206)

At December 31, 2002	2,749	9,468	29,571	262	1,196	43,246

Accumulated depreciation
At January 1, 2001	—	3,100	10,404	217	—	13,721
Charge for the year	—	260	1,080	21	68	1,429
Transfers and disposals	—	(2)	(35)	(32)	—	(69)

At December 31, 2001	—	3,358	11,449	206	68	15,081
Charge for the year	—	261	1,091	20	70	1,442
Transfers and disposals	—	(4)	(68)	(41)	—	(113)

At December 31, 2002	—	3,615	12,472	185	138	16,410

Net book value
At December 31, 2002	2,749	5,853	17,099	77	1,058	26,836

At December 31, 2001	2,749	6,088	17,471	72	1,053	27,433

Included in fixed assets is plant under construction, the net book value of which at December 31, 2002 is HK$2,786 million (2001: HK$2,282 million).

CASTLE PEAK POWER COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

9.	CURRENT ACCOUNT WITH CLP POWER HONG KONG LIMITED

The amount due from CLP Power mainly represents sale of electricity for the month of December 2002, which is to be settled in the following month.

10.	BANK LOANS AND OTHER BORROWINGS

	Note		2001	2002

			HK$M	HK$M
(a) Amount included in current liabilities
Short-term loans and borrowings	10	(c)	1,056	1,003
Current portion of long-term liabilities
Bank loans			1,694	1,699
Other borrowings			523	1,397

			2,217	3,096

			3,273	4,099

(b) Amounts shown as long-term loans and other borrowings
Bank loans
Wholly repayable within 5 years			4,233	3,240
Not wholly repayable within 5 years			6,448	5,985

	10	(c)	10,681	9,225

Other borrowings
Wholly repayable within 5 years	10	(d)	—	1,604
Not wholly repayable within 5 years	10	(d)	2,127	—

			12,808	10,829
Current portion of long-term liabilities			(2,217)	(3,096)

			10,591	7,733

CASTLE PEAK POWER COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

10.	BANK LOANS AND OTHER BORROWINGS (Continued)

(c) The total bank loan balances of HK$10,228 million as at December 31, 2002 (2001: HK$11,737 million) comprised of:

	i)	Export Credit Agencies (ECA) loans of HK$3,843 million (2001: HK$3,970 million) relating to the purchase of fixed assets with interest rates ranged from 6.05% to 7.76% per annum (2001: 6.05% to 7.76% per annum);

	ii)	fixed rate bank loans of HK$2,142 million (2001: HK$2,525 million) with interest rates ranged from 5.80% to 6.13% per annum (2001: 5.80% to 7.32% per annum); and

	iii)	variable rate loans of HK$4,243 million (2001: HK$5,242 million).

(d)	Other borrowings represent:

	2001	2002

	HK$M	HK$M
Private Placement (Note)
on a 10-year bullet repayment basis	1,817	1,345
on a 15-year amortizing basis	310	259

	2,127	1,604

Note:	The interest rates for these borrowings are at margins over the 10-year US Treasury note rates at the time of commitment.

11.	SHARE CAPITAL

	2001	2002

	HK$M	HK$M
Authorized :
1,000,000 (2001: 1,000,000) shares of HK$100 each	100	100

Issued and fully paid :
500,000 (2001: 500,000) shares of HK$100 each	50	50

CASTLE PEAK POWER COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

12.	ADVANCES FROM SHAREHOLDERS

	2001	2002

	HK$M	HK$M
ExxonMobil Energy Limited	6,391	7,263
CLP Power	4,346	4,934

	10,737	12,197

The advances are unsecured, interest free and have no fixed terms of repayment, except for advances from CLP Power which include a special loan of HK$78 million repayable in full on 30th September, 2008.

13.	DEFERRED LIABILITIES

	2001	2002

	HK$M	HK$M
Deferred taxation	2,731	2,706

Movements in deferred taxation account :

	2001	2002

	HK$M	HK$M
At beginning of year	2,786	2,731
Amount written back for the year (Note 6)	(55)	(25)

At end of year	2,731	2,706

CASTLE PEAK POWER COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

14.	NOTES TO THE CASH FLOW STATEMENT

Reconciliation of profit before taxation to cash generated from operations:-

	2000	2001	2002

	HK$M	HK$M	HK$M
Profit before taxation	3,572	3,716	3,917
Adjustment for:
Finance costs	1,042	877	559
Loss on disposal of fixed assets	5	81	83
Depreciation	1,340	1,429	1,442
Other financing costs	(19)	(94)	(23)

Operating profit before working capital changes	5,940	6,009	5,978
Decrease/(increase) in fuel and stores	128	(42)	(35)
(Increase)/decrease in sundry debtors and prepayments	(32)	132	1
Decrease/(increase) in current account with CLP Power	6	(81)	(23)
Increase/(decrease) in creditors	208	(101)	104

Cash generated from operations	6,250	5,917	6,025

15.	INTEREST RATE SWAP CONTRACT

During the year, the Company arranged an interest rate swap contract amounting to HK$2,292 million to swap the floating rate of a HK$ term loan into fixed rate with effective interest rate at 4.37% for interest payments due from 2003 to 2012.

16.	COMMITMENT

(a)	Capital expenditure authorized by the Board and not provided in the accounts at December 31, 2002 amounted to HK$5,164 million (2001: HK$5,535 million). Of this amount, contracts had been entered into at December 31, 2002 for HK$1,999 million (2001: HK$1,862 million). No forward exchange contract has been arranged for settlement of these contracts (2001: Nil).

(b)	Natural gas for the Black Point Power Station is purchased by the Company on a take-or-pay (if tendered) basis pursuant to a 20-year contract which commenced in January 1996. The prices for the gas are determined by reference to a base price adjusted annually according to certain market and economic indices.

CASTLE PEAK POWER COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

17.	RELATED PARTY TRANSACTIONS

The following is a summary of significant related party transactions between the Company and a related party, in addition to those disclosed in Note 12, which were carried out in the normal course of business during the year:

	2000	2001	2002

	HK$M	HK$M	HK$M
Sale of electricity to CLP Power	9,735	9,815	10,191
(refer to Note 3)

The Company sells electricity to CLP Power at cost plus profit calculated in accordance with the Scheme of Control. CLP Power owns a 40% share of the Company.

18.	PRINCIPAL ACTIVITY

The principal activity of the Company is the generation and sale of electricity to CLP Power.

19.	ULTIMATE HOLDING COMPANY

The Company is 60% owned by ExxonMobil Energy Limited. The ultimate holding company of ExxonMobil Energy Limited is Exxon Mobil Corporation, a company incorporated in the United States of America.

20.	APPROVAL OF ACCOUNTS

The accounts were approved by the Board on February 14, 2003.

Exhibit Index

Exhibit No.	Description

1.1	Memorandum and Articles of Association of registrant. *

2.1	Trust Deed in respect of the US$1,500,000,000 Medium Term Note Programme, established by our wholly owned subsidiary, CLP Power Hong Kong Financing Limited on April 3, 2002, and guaranteed by our company**

8.1	List of subsidiaries. See “Item 4. Information on the Company – CLP Power Hong Kong Limited”

13.1	Certification by our Managing Director pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by our Commercial Director pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to Exhibit No. 1 to our annual report on Form 20-F for fiscal 1998 dated March 23, 1999 and filed with the Securities and Exchange Commission on March 26, 1999.

**	Incorporated by reference to Exhibit No. 2.1 to our annual report on Form 20-F for the year ended December 31, 2001 dated June 25, 2002 and filed with the Securities and Exchange Commission on June 27, 2002.