Form 20-F
period 2003-12-31
CLP POWER HONG KONG LTD
filed 2004-06-23
CIK 1016049

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003.

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission file number 000-29216

CLP Power Hong Kong Limited

(Exact Name of Registrant as Specified in Its Charter)

Not Applicable

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

2,488,320,000 Ordinary Shares of par value HK$5 each

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

MAY NOT BE ACCURATE

This annual report includes forward-looking statements regarding our financial condition and business strategy which include certain matters discussed under “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and in other places in this annual report. The forward-looking statements can be identified by the use of terminology such as “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “plan”, “intend”, “expect” or other similar expressions. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that these expectations and projections are reasonable, these forward-looking statements inherently involve risks and uncertainties.

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

We publish our financial statements in Hong Kong dollars. For the convenience of the reader, we have translated Hong Kong dollar amounts into U.S. dollars in certain portions of this annual report at a rate of HK$7.7640 = US$1.00. This rate was the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003. The translation does not mean that Hong Kong dollars could actually be converted into U.S. dollars at that rate.

The following tables show the noon buying rates expressed in Hong Kong dollars per U.S. dollar for the periods indicated below.

Year/Period Ended	Average Rate (1)	At Period End
	(HK$ per US$1.00)

September 30, 1999	7.7538	7.7679
December 31, 1999 (October 1, 1999 to December 31, 1999)	7.7698	7.7740
December 31, 2000	7.7936	7.7999
December 31, 2001	7.7996	7.7980
December 31, 2002	7.7996	7.7988
December 31, 2003	7.7864	7.7640

(1) Represents the average of the noon buying rates on the last day of each month during the period.

Month Ended	High	Low	At Period End
	(HK$ per US$1.00)

December 31, 2003	7.7670	7.7628	7.7640
January 31, 2004	7.7775	7.7632	7.7775
February 29, 2004	7.7845	7.7686	7.7845
March 31, 2004	7.7980	7.7842	7.7930
April 30, 2004	7.8000	7.7870	7.7998
May 31, 2004	7.8010	7.7895	7.7941
June 2004 (through June 8, 2004)	7.7970	7.7947	7.7947

A.	Selected Financial Data

We are a wholly owned subsidiary of CLP Holdings Limited, which is referred to as CLP Holdings in this annual report. Effective from September 30, 1999, our financial year end has been changed from September 30 to December 31. The table below sets forth our selected financial data for (i) the year ended September 30, 1999, (ii) a 3-month period ended December 31, 1999 and (iii) the years ended December 31, 2000, 2001, 2002 and 2003. Such data have been derived from our financial statements, which have been prepared in conformity with Hong Kong generally accepted accounting principles, or Hong Kong GAAP, modified as necessary to comply with the terms of the Scheme of Control Agreement, which is referred to as the Scheme of Control in this annual report. We entered into the Scheme of Control in 1964 with the Hong Kong Government and certain other parties to govern our electricity-related financial affairs. In addition, such data have been reconciled with U.S. generally accepted accounting principles, or U.S. GAAP, described in note 26 (Page F-30 to F-36) to our financial statements set forth in “Item 17. Financial Statements” in this annual report and presented in compliance with Item 17 of Form 20-F under the Exchange Act of 1934, as amended.

We report our financial statements on a non-consolidated basis as permitted by an exemption available under Hong Kong GAAP for a company that is a wholly-owned subsidiary company at the end of its financial year. The following information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the financial statements and the related notes to those statements included in “Item 17. Financial Statements” in this annual report.

	Year Ended September 30, 1999	Three Months Ended December 31, 1999	Years Ended December 31,
			2000	2001	2002	2003
	HK$	HK$	HK$	HK$	HK$	HK$	US$
	(in millions, except for share and per share data)

Income Statement Information:
Hong Kong GAAP(1)
Turnover and other revenue(2)	24,327	5,965	25,512	26,105	27,246	27,184	3,501
Operating Expenses
Purchases of electricity from CAPCO	9,739	2,439	9,735	9,815	10,191	10,431	1,344
Purchases of nuclear electricity	4,071	764	4,587	5,013	4,976	5,134	661
Pumped storage service fee	474	116	457	424	419	308	40
Staff costs	541	126	609	592	619	695	89
Other operating costs	655	150	731	892	522	872	112
Depreciation	1,339	354	1,463	1,598	1,723	1,972	254

	16,819	3,949	17,582	18,334	18,450	19,412	2,500

Operating profit	7,508	2,016	7,930	7,771	8,796	7,772	1,001
Finance costs	(202)	(45)	(195)	(161)	(94)	(110)	(14)
Finance income	21	1	18	1	—	—	—

Profit before taxation	7,327	1,972	7,753	7,611	8,702	7,662	987
Taxation	(790)	(233)	(848)	(537)	(853)	(906)	(117)
Transfers under Scheme of Control(3)	(1,346)	(441)	(1,629)	(1,506)	(1,643)	(365)	(47)

Net earnings	5,191	1,298	5,276	5,568	6,206	6,391	823

Number of shares in issue (million shares)	2,488.32	2,488.32	2,488.32	2,488.32	2,488.32	2,488.32	2,488.32
Earnings per share of common stock	2.09	0.52	2.12	2.24	2.49	2.57	0.33
Dividends per share of common stock	2.08	0.53	2.12	2.18	2.49	2.08	0.27
Dividends per share of common stock (US$)	0.27	0.07	0.27	0.28	0.32	0.27
U.S. GAAP Net Earnings	5,379	1,364	5,432	5,634	6,323	6,172	795

(1)	Certain comparative figures have been reclassified to comply with Hong Kong GAAP.

(2)	Turnover represented sale of electricity based on actual and accrued consumption derived from meter readings during the period. Other revenue included dividend income from jointly controlled entities and other electricity-related revenue.

(3)	Transfers under the Scheme of Control comprise (i) the difference between the permitted return and the Scheme of Control profit being transferred to or from the Scheme of Control development fund, (ii) the amount of deferral premium in relation to units 7 and 8 of the Black Point Power Station charged to the special provision account, and (iii) a charge of 8% per annum on the sum of the average balances of the Scheme of Control development fund and the special provision account being credited to a rate reduction reserve to be applied as rebates to customers. See “Item 4. Information on the Company - Scheme of Control”.

	As of September 30,	As of December 31,
	1999	1999	2000	2001(2)	2002(2)	2003
	HK$	HK$	HK$	HK$	HK$	HK$	US$
	(in millions)

Balance Sheet Information:
Hong Kong GAAP(1):
Other assets	2,627	2,071	2,342	2,269	2,204	1,501	194
Fixed assets	28,415	28,632	30,358	33,203	36,279	39,262	5,057
Investments in jointly controlled entities	3,988	4,144	4,365	4,661	5,259	6,099	785

Total assets	35,030	34,847	37,065	40,133	43,742	46,862	6,036

Current liabilities (3)	5,690	4,281	5,000	6,021	6,838	7,133	919
Term loans (deferred portion)	2,403	2,375	2,356	3,846	6,183	6,882	886
Deferred taxation	2,915	2,920	3,110	3,276	3,606	4,287	552
Other long-term liabilities	3,308	3,573	4,060	4,382	4,562	3,692	476
Shareholders’ equity	20,714	21,698	22,539	22,608	22,553	24,868	3,203

Total liabilities and shareholders’ equity	35,030	34,847	37,065	40,133	43,742	46,862	6,036

U.S. GAAP:
Shareholders’ equity	21,094	22,016	22,077	22,205	22,236	24,297	3,129

(1)	Certain comparative figures have been reclassified to comply with Hong Kong GAAP.

(2)	Comparatives figures in 2001 and 2002 have been adjusted as required on the adoption of the Hong Kong Statement of Standard Accounting Practice on “Income Taxes (Revised)” in 2003. See Notes 1 and 17 to the financial statements of CLP Power Hong Kong Limited under Item 17.

(3)	Current liabilities include the current portion of term loans.

	Year Ended September 30, 1999	Three Months Ended December 31, 1999	Years Ended December 31,
			2000	2001	2002	2003

Other Information:
Total units of electricity sold (millions of kWh)	25,621	6,276	27,488	28,531	29,887	31,043
Units of electricity sold in Hong Kong (millions of kWh)	24,988	6,128	26,307	26,950	27,712	28,035
Average local tariff(1) (HK¢ per kWh)	88.6	88.4	88.0	88.0	87.6	87.5
Interest coverage (2)	65.2	67.4	74.8	105.3	134.9	113.7
Ratio of earnings to fixed charges (3)
Hong Kong GAAP	38:1	41:1	40:1	36:1	34:1	25:1
U.S. GAAP	39:1	42:1	41:1	37:1	34:1	25:1

(1)	Included special rebates which averaged 2.2 HK¢ per kWh for periods set out above.

(2)	Interest coverage is calculated as profit before taxation and interest divided by interest charges.

(3)	For the purpose of calculating ratio of earnings to fixed charges, earnings consist of (i) profit before taxation and fixed charges for us and our consolidated subsidiaries and (ii) distributed income received from less than fifty-percent owned investments. Fixed charges consist of interest expense (including capitalized interest) and amortization of notes charges.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Changes in Hong Kong’s political situation may affect the manner in which our business is conducted, as well as business confidence and economic conditions in Hong Kong, which could adversely affect our results of operations.

From July 1, 1997, Hong Kong ceased to be a Crown Colony of the United Kingdom and became a Special Administrative Region of the People’s Republic of China, or China, in accordance with the Sino-British Joint Declaration signed in Beijing in December 1984. The basic policies of China regarding Hong Kong are embodied in the Basic Law of the Hong Kong Special Administrative Region enacted by the National People’s Congress of China, or the Basic Law. The Basic Law provides that Hong Kong will have a high degree of legislative, legal and economic autonomy. We cannot assure you that China will not exercise direct influence over the political and economic affairs of Hong Kong, or that such influence will not affect business confidence and economic conditions in Hong Kong.

In particular, concern on the part of the business community and the general public over legislation implementing Article 23 of the Basic Law, as well as guidance from China on the topic of universal suffrage, have led to public debate and some demonstrations. There can be no assurance that future changes in the political situation of Hong Kong will not affect the economic climate in Hong Kong, which in turn could materially and adversely affect our results of operations.

We generate revenues primarily from the provision of electricity to Hong Kong residential, commercial, infrastructure and public services, and manufacturing sectors within Hong Kong. Any material adverse developments in Hong Kong’s economy could reduce the growth in the electricity demand in Hong Kong, further defer our capital expenditures and adversely affect our business and results of operations.

Most of our revenues are derived from our business activities in Hong Kong, which are directly affected by the performance of Hong Kong’s economy. The economy of Hong Kong has in recent years experienced a decline in the high rates of growth experienced in the 1960s, 1970s and 1980s as businesses in Hong Kong have increasingly relocated manufacturing operations to the Chinese mainland and other regions, where labor and other fixed costs are generally lower. This has resulted, and is expected to continue to result, in a decline in electricity sales by us to the manufacturing sector and consequently, reduced growth in our sales of electricity in Hong Kong.

Over the past few years, the Hong Kong economy has been affected by a series of adverse events including the Asian financial crisis, information technology bubble, the US 911 tragedy, corporate scandals and the Iraq War. At home, the outbreak of Severe Acute Respiratory Syndrome, or SARS, caused a significant setback to the economy in the second quarter of 2003. More recently, the spread of avian flu in South East Asia, if not properly controlled, could cause a shock to the regional economy. Outbreak of epidemics like SARS and avian flu in the surrounding regions could damage the recovery pace of the regional economies and similar outbreaks in the future could take a toll on the regional economy. This could in turn slow the growth in electricity demand in Hong Kong, which might result in our further deferral of capital expenditures and limit our revenue growth. Furthermore, exceptional and major changes to social or economic circumstances in Hong Kong could also adversely affect our local electricity business in terms of volume of sales and, notwithstanding the Scheme of Control, tariff implementation.

The electricity-related operations and financial affairs of us and our affiliated company, Castle Peak Power Company Limited, or CAPCO are governed by the current Scheme of Control which is effective until September 30, 2008. Any unfavorable modifications to the Scheme of Control by the Hong Kong Government following its expiry in 2008 may have an adverse effect on our financial performance.

The Scheme of Control governs our financial affairs and those of CAPCO insofar as such affairs relate to our and CAPCO’s core electricity-related operations. The current Scheme of Control is effective until September 30, 2008. The Government has indicated that it will conduct a review of the electricity market with a view of drawing up a broad framework for the development of the electricity supply sector to succeed the current Scheme of Control. Should there be any modification to the Scheme of Control by the Hong Kong Government following its expiration in 2008 in a manner which would be unfavorable to us and CAPCO, our financial condition could be seriously affected.

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

Our business operations may be adversely affected by environmental regulations.

Our operations are subject to a number of laws and regulations relating to environmental protection and safety. The operations may, in particular, be affected by mitigation measures such as those required under the Kyoto Protocol addressing the rising concerns over greenhouse gas emission and global climate change. Although we believe we are in compliance in all material respects with existing environmental laws and regulations, it is possible that additional costs may be incurred or operations of some of our power stations may be affected as a result of new interpretation or revision of existing laws and regulations, enactment of new or more stringent requirements, or the evolution of mitigation measures for global environmental issues. As some risks of environmental costs and liabilities are inherent in our operations, we cannot assure you that material costs and liabilities will not be incurred in the future in this regard.

Technological advancements in the electricity industry may create competitive pressure on our operations, which may adversely affect our financial condition and results of operations.

Development of alternative generating, delivering, storage and application technologies may not only affect the ways we supply our electricity to customers, but also create more competition in the power industry. For instance, distributed generation technologies such as fuel cells and micro turbines, together with other waste heat conversion technologies, are being experimented with to provide combined heat and power to electricity customers at a high level of fuel efficiency. Such technological developments may negatively affect our competitive strength, and in turn our business. New technologies take time and require heavy investment to develop and realize commercial operation. Although we have dedicated resources to monitor technological developments that are of potential relevance to our business, we cannot assure you that the efforts can clear all risks and uncertainties that may be caused by technological advancements worldwide.

Our business may be harmed, and our financial condition and results of operations may be adversely affected, by changes in general economic and business conditions resulting from terrorist activities, political unrest and military actions that take place outside Hong Kong.

We are exposed to the risks of political unrest, war, acts of terrorism and other instability, which could result in increased volatility in or damage to the global markets and the Hong Kong economy, cause disruption to our business or the business of our customers, and may in turn adversely affect our business and results of operations.

We have long-term purchase commitments denominated in U.S. dollars and other foreign currencies for our operations and business expansion, and a devaluation of the Hong Kong dollar may increase costs associated with our operations and our capital expansion.

Although the Hong Kong dollar has been officially linked to the U.S. dollar at the rate of approximately HK$7.80 to US$1.00 since October 17, 1983, we cannot assure you that this, or any linked exchange rate, will be maintained by the Hong Kong Government in the future. While all of our revenues are denominated in Hong Kong dollars and we have hedged a material portion of our foreign currency exposures through the use of derivative instruments, any devaluation of the Hong Kong dollar in the longer term beyond the available and practicable hedging time span would increase the Hong Kong dollar cost of our future expenditures denominated in U.S. dollars or other foreign currencies, which could adversely affect our financial condition and results of operations.

Item 4.	Information on the Company

CLP Power Hong Kong Limited

Our legal and commercial name is CLP Power Hong Kong Limited. We were established as China Light & Power Company, Limited (China Light) in 1901 in Hong Kong to supply electricity to Guangzhou (formerly known as Canton) in the Chinese mainland and Kowloon. In 1903, we established our first power station in Kowloon. In 1918, we formed a new company, The China Light & Power Company (1918), Limited (presently known as CLP Power Hong Kong Limited) to take over the operations of China Light. We are a company limited by shares and incorporated under the Hong Kong Companies Ordinance. Our registered address is 147 Argyle Street, Kowloon, Hong Kong. Our telephone and facsimile numbers are (852) 2678-8111 and (852) 2760-4448 respectively. Our website address is www.clpgroup.com. Our authorized representative in the United States is Puglisi & Associates at 850 Library Avenue, suite 204, P.O. Box 885, Newark, Delaware 19715. Their telephone and facsimile numbers are (302) 738-6680 and 738-7210, respectively.

We are engaged in the electricity generation, transmission and distribution business in Hong Kong. We are one of the only two electricity providers in Hong Kong. We do not generate the electricity we sell, but pursuant to several contracts described below in “— Power Purchase from CAPCO” and “— Non-CAPCO Power Purchases/Storage Facilities”, we purchase the electricity from CAPCO, our affiliated company incorporated in Hong Kong and from Guangdong Daya Bay Nuclear Power Station, located in Guangdong Province, China. We supply electricity to Kowloon, the New Territories and a number of outlying islands, including Lantau Island and Cheung Chau. Our supply area extends to approximately 1,000 square kilometers and covers a population of approximately 5.5 million, including over 2 million customers. We supply approximately 73% of the electricity consumed in Hong Kong.

In 1964, we entered into a joint venture arrangement with ExxonMobil International Holdings Inc. (formerly known as Esso Eastern Inc.), a wholly owned subsidiary of Exxon Mobil Corporation (formerly known as Exxon Corporation), to help finance the substantial capital commitments required to build power stations needed in connection with the anticipated rapid economic expansion in Hong Kong in the 1960s and 1970s. This arrangement created a new generating company, Peninsula Electric Power Company Limited, 40% owned by us and 60% owned by ExxonMobil Energy Limited (“ExxonMobil”) (a subsidiary of ExxonMobil International Holdings Inc., and was formerly known as Exxon Energy Limited), to meet our increasing supply requirements. In 1978 and 1981, two more generating companies, Kowloon Electricity Supply Company Limited and CAPCO, were formed respectively under the joint venture arrangement, each of which was owned 60% by ExxonMobil and 40% by us. In 1992, the three generating companies were consolidated under the name of CAPCO with us maintaining our 40% ownership in CAPCO. Concurrently with the establishment of the joint venture arrangement, we and ExxonMobil International Holdings Inc. negotiated a regulatory framework with the Hong Kong Government formally known as the “Scheme of Control”.

Our electricity generation, transmission and distribution business is regulated by the Hong Kong Government pursuant to the current Scheme of Control Agreement dated March 9, 1992, as amended, which is referred to as the Scheme of Control in this annual report. The Scheme of Control, a contract among us, CAPCO, ExxonMobil and the Hong Kong Government, regulates our and CAPCO’s financial affairs for electricity related operations. The Scheme of Control provides that we are obligated to meet electricity demand at the lowest reasonable cost. In return, the Hong Kong Government recognizes that we and CAPCO are entitled to receive a reasonable return on our investments. The 15-year term of the current Scheme of Control will expire on September 30, 2008 and cannot be amended prior to such date without the mutual agreement of the parties. See “ –– Scheme of Control”.

In addition to our 40% equity interest in CAPCO, as described above, we also hold an equity interest of 49% in Hong Kong Pumped Storage Development Company, Limited, a joint venture company formed between us and ExxonMobil. See “ –– Non-CAPCO Power Purchases/Storage Facilities”. The principal activity of Hong Kong Pumped Storage Development Company, Limited is to provide pumped storage services to us in the Guangdong Province of the Chinese mainland.

In addition, in January 2002, we incorporated a wholly owned subsidiary, CLP Power Hong Kong Financing Limited, to establish a Medium Term Note Programme, or an MTN Programme, for fund raising purposes.

For the year ended December 31, 2003, we received HK$1,444 million as dividend income from our affiliated companies.

The table below sets forth for each of our principal affiliated companies in which we hold equity interest, the name and year of incorporation, the percentage holding of our company and principal activities as of December 31, 2003.

	Year of incorporation	Our holding percentage	Principal activities
Castle Peak Power Company Limited	1981	40%	Power generation

Hong Kong Pumped Storage Development Company, Limited	1989	49%	Utilization of 50% of capacity of Phase I of Guangzhou Pumped Storage Power Station

CLP Power Hong Kong Financing Limited	2002	100%	Issuer of medium term notes

Relationship with CLP Holdings Limited

We carried out a corporate reorganization, which is referred to as the Group reorganization, in 1998 to delineate our regulated electricity generation, transmission and distribution business from the non-regulated businesses. A new company, CLP Holdings Limited, was established as a top-tier holding company by way of a Scheme of Arrangement effective on January 6, 1998 and listed on the Stock Exchange of Hong Kong in place of us. We were then converted into a private company and became a wholly owned subsidiary of CLP Holdings and transferred to CLP Holdings the shares of those subsidiary companies undertaking non-regulated businesses. The diagram below sets forth our ownership relationship with parent Company and those principal operating subsidiaries and affiliates after the group reorganization:

Business Strategy

We aim to provide reliable electricity supply to our customers at the lowest reasonable cost, while continuing to provide a reasonable return to our shareholders in accordance with the Scheme of Control. To achieve this, we are pursuing a number of integrated business strategies and initiatives:

•	reinforcing the quality of service to our customers to enhance customer loyalty, through competitive tariff policies, supply reliability and improvements in customer service;

•	continuous advancement of internal business management and performance, including benchmarking to meet world-best practices;

•	close management of capital expenditure and operating costs to achieve the lowest reasonable cost;

•	encouraging innovation and growth by developing management and leadership capabilities, repositioning staff skills and organization to meet a changing environment;

•	continuous improvement in environmental performance;

•	maintaining full compliance with all applicable environmental regulations and licences;

•	monitoring of foreign electricity market developments and preparing for the future regulatory framework; and

•	maintaining and reinforcing responsible corporate citizenship and partnering with the Hong Kong Government and the community.

Relationship With CAPCO

General

As we do not directly own power generating facilities, we purchase a significant part of our electricity demand from CAPCO. We work closely with ExxonMobil, which owns 60% of CAPCO, in the financing, construction and management of CAPCO’s generating facilities. The affairs of CAPCO are managed by an eleven-member board of directors, of which six representatives are nominated by ExxonMobil and five representatives are nominated by us. While we act as the operator of CAPCO’s generating facilities under the direction of the CAPCO’s board of directors, there are a number of key areas requiring the consent of both shareholders, including financing.

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

CAPCO’s balance sheets as of December 31, 2002 and 2003 and statements of income, cash flows and changes in equity for the years ended December 31, 2001, 2002 and 2003, audited by PricewaterhouseCoopers, independent public accountants, are included in Item 17. “Financial Statements” in this annual report.

Electricity Purchases

Under the Basic Agreement, we are obliged to purchase the total electricity output of CAPCO. It further provides that we are responsible for payment of all of CAPCO’s operating expenses, including fuel cost, depreciation, interest expenses, current and deferred taxes, as well as CAPCO’s share of the return permitted under the Scheme of Control. See “ –– Scheme of Control — Net and Permitted Returns”.

Sales to the Chinese Mainland

The Scheme of Control contemplates a special arrangement to cover our purchase of electricity from CAPCO for supply to the Chinese mainland. Only spare generating capacity of CAPCO not used to serve customers in Hong Kong may be used for sales to the Chinese mainland. Pursuant to a separate agreement among us, CAPCO and the Hong Kong Government, 80% of the profit from our sales to the Chinese mainland is credited to a Scheme of Control development fund, which is referred to as the Development Fund in this annual report. The remaining 20% of the profit from such sales is shared between us and CAPCO for the account of our respective shareholders. See “ — Sales to the Chinese Mainland”.

CAPCO Financing

We and ExxonMobil have provided most of our funding to CAPCO in the form of interest-free loans, by way of shareholders’ advances. As at December 31, 2003, CAPCO’s paid-in-capital amounted to HK$50.0 million (US$6.4 million), while shareholders’ advances amounted to HK$14.3 billion (US$1.8 billion). Pursuant to a deed of subordination, shareholders’ advances are subordinated to certain debt financing of CAPCO and may be repaid to the extent that CAPCO’s ratio of borrowed moneys to shareholders’ funds (representing the sum of the issued share capital, deferred taxation, retained profit, proposed dividend, shareholders’ advances (excluding unrealized foreign exchange differences) and special advances) is not higher than 1.5 : 1. Borrowed moneys means moneys lent to CAPCO excluding fuel stock loans, obligations arising from swaps and currency exchange transactions, and unrealized foreign exchange differences. As at December 31, 2003, the borrowed moneys of CAPCO amounted to approximately HK$9.5 billion (US$1.2 billion), while shareholders’ funds totalled approximately HK$17.7 billion (US$2.3 billion), giving a ratio of 0.54 : 1, which is lower than the ratio of 0.75 : 1 as at December 31, 2002 mainly due to the decrease in long-term borrowed moneys.

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

Scheme of Control

Overview

The electricity-related operations and financial affairs of us and CAPCO (including its predecessors) have been governed since October 1, 1963 by a series of Scheme of Control Agreements entered into with the Hong Kong Government. The current Scheme of Control became effective on October 1, 1993 and is for a term of 15 years until September 30, 2008.

The Scheme of Control contains provisions covering the obligations of the parties to the Scheme of Control, the tariff setting mechanism, calculation of the permitted and net return of us and CAPCO and the procedures for government monitoring. Our sales of electricity to the Chinese mainland are governed by a separate contract, the terms of which do not form part of the Scheme of Control. See “ –– Sales to the Chinese Mainland”.

In accordance with the Scheme of Control, we are obliged to contribute to the development of Hong Kong by providing sufficient facilities to meet the demand for electricity at the lowest reasonable cost. In return, we, CAPCO and any future companies formed by us, alone or together with ExxonMobil or others (the “SoC Companies”) are entitled to receive tariff revenue sufficient for a reasonable return on our investments. Costs are forecasted by means of a financial review process described below and the rate of return is determined by means of a formula established by the Scheme of Control. See “ –– Tariffs”.

The Scheme of Control provides for government monitoring of the SoC Companies’ financial affairs and operating performance through financial reviews and auditing reviews as described below.

The Hong Kong Government reviews the SoC Companies’ major capital additions and tariff rates. A financial review is conducted whenever a major system expansion is proposed, the period of the existing review is about to expire, or when adjustments in excess of 14% of the previously approved tariff rates for that particular year are proposed.

The results of a financial review, including basic tariff rates, are subject to the approval of the Executive Council of Hong Kong. Once a financial review has been approved by the Executive Council of Hong Kong, the basic tariff rates cannot be unilaterally reduced by the Hong Kong Government. However, if a financial review is not completed prior to the expiry of the approved financial review, we and CAPCO may increase the basic tariff rates by up to 7% above the level approved by the previous financial review.

Subsequent to the approval of a financial review, we and CAPCO may increase the basic tariff rates by up to 7% above the level approved in the financial review for a particular year. A further increase of 7% is permitted with the approval of the Executive Council of Hong Kong without a further financial review. If we and CAPCO have requested an increase in basic tariff rates requiring governmental approval or if we and CAPCO have requested revisions to the current financial review and an agreement has not yet been reached with the Hong Kong Government concerning such increase or revisions, we and CAPCO still have the right to increase the approved basic tariff rates up to 7% on an interim basis. Our existing financial plan that outlined our projected capital investments and tariff rates was approved by the Executive Council of Hong Kong in May 2000 for the period from October 1999 to December 2004. See “— Capital Investment Programme”. A tariff review is conducted in October of each year to agree on the implementation of tariff adjustments for the next year.

An auditing review is also submitted each year by the SoC Companies and reviewed by the Hong Kong Government. The auditing review is to provide information to the Government in connection with its monitoring of the SoC Companies’ activities under the Scheme of Control. The auditing review contains an analysis of the prior-year actual results and current-year projections of sales, capital and operating expenditures and other financial and operating data.

An interim review is conducted every five years during the 15-year term of the current Scheme of Control. During an interim review, the Hong Kong Government and the SoC Companies can request modifications to the Scheme of Control, subject to mutual agreement. The second five-year interim review of the current Scheme of Control took place in 2003. Changes to the Scheme of Control made as a result of this interim review included lengthening of depreciation periods for certain assets, providing for depreciation of land, the introduction of an upper limit to the Development Fund (which is now set at 12.5% of annual total revenues from sales of electricity to Hong Kong customers) and enhancements in the disclosure of capital and operating expenditure. The other key terms of the Scheme of Control remain unchanged.

Tariffs

We design the net tariff we charge to cover our and other SoC Companies’ operating costs and permitted return. See “ –– Tariff Rates”. The net tariff consists of three components: (i) the basic tariff rate, (ii) a fuel clause recovery rebate or charge, and (iii) the Scheme of Control rebate.

(i) Basic Tariff Rate

We calculate our annual projected basic tariff rates by taking into account the SoC Companies’ permitted return and the annual forecasts of (a), (b), (c) and (d) below, using the formula “(a+b-c)/d”:

(a)	operating costs, which include, among other things, the standard cost of fuel; generation, transmission, distribution and administration expenses; depreciation; interest expense; and tax;

(b)	allowed net return, referred to as net return in this annual report, which is derived by subtracting from the Scheme of Control permitted return, referred to as permitted return in this annual report (i) interest up to a maximum of 8% per annum on borrowings to finance fixed assets; (ii) a charge of 8% per annum on the average balance of the sums of the Development Fund and the special provision account; (iii) an excess capacity adjustment of 13.5% on the average excess capacity expenditure less an allowed interest charge of up to 8% per annum on the average excess capacity expenditure after the Black Point Power Station units 7 and 8 are commissioned; and (iv) interest up to a maximum of 8% per annum on the increase in average balance of the customers’ deposits in excess of the balance as at September 30, 1998. The permitted return is the sum of 13.5% of the SoC Companies’ average net fixed assets and 1.5% on the average net fixed assets financed by shareholders’ investments after September 30, 1978;

(c)	revenue from sales to the Chinese mainland less 20% of the incremental profit before tax (this 20% of incremental profit from the sales to the Chinese mainland is shared between us (40%) and CAPCO (60%)); and

(d)	local unit sales in terms of kWh as determined by the load forecast.

Under the Scheme of Control, all of our expenses relating to power purchases from Guangdong Daya Bay Nuclear Power Station (See “— Non-CAPCO Power Purchases/Storage Facilities — Guangdong Daya Bay Nuclear Power Station”) and all payments to Hong Kong Pumped Storage Development Company, Limited (See “— Non-CAPCO Power Purchases/Storage Facilities — Guangzhou Pumped Storage Power Station”) are included in the operating costs described in (a) above.

(ii) Fuel Clause Recovery Rebate or Charge

The standard cost of fuel is recovered through the basic tariff rate as an operating cost. The fuel clause recovery rebate or charge represents the difference between the actual cost of fuel (including natural gas, coal and oil) and the standard cost recovered through the basic tariff rate. The difference is charged or credited to a fuel clause recovery account maintained in our books. No approval from the Hong Kong Government is required to recover increases in the cost of fuel.

(iii) Scheme of Control Rebate

Any difference between our profit for Scheme of Control operations and our permitted return is required to be transferred to or from the Development Fund. The balance in the Development Fund represents a liability in our accounts. In addition, in relation to the deferral in constructing Units 7 and 8 of the Black Point Power Station, we and the Hong Kong Government agreed in 1999 that we set aside a total of HK$803 million from the Development Fund to a special provision account to pay for the additional costs incurred by the vendors for delayed delivery of the two generator units. See “— Capital Investment Programme”. We pay a charge of 8% per annum on the sum of the average balances of the Development Fund and special provision account. The charge paid by us is credited to a rate reduction reserve and is applied as rebates to customers in the electricity bills.

Net and Permitted Returns

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

Rate-Making Procedures

The revenue requirements of the SoC Companies, which are theoretically equal to the cost of supply of electricity, are computed in a financial model based on load forecast, projected operating expenses and return to shareholders. The overall cost of electricity supply is allocated to each class of customer based on consumption profiles, which are determined by load research. We use the cost of service to each class of customer to determine the revenue required and the unit rate. We then propose basic tariff rates to the Hong Kong Government for approval in accordance with the provisions of the Scheme of Control.

Demand Side Management

We undertake activities to encourage the efficient use of electricity. We and CAPCO entered into a Demand Side Management, or DSM, agreement with the Hong Kong Government in May 2000 which lasted for three years. The DSM agreement allowed us to recover all programme costs from customers. The implementation of the DSM Programme included an educational programme and a rebate programme for energy efficient equipment. The DSM expired on June 30, 2003.

Power Generation

We do not directly own any generating facilities. Our sources of power supply comprise: (i) CAPCO’s power stations located in Castle Peak, Penny’s Bay and the six commissioned units at Black Point with a total installed capacity of 6,283 MW; (ii) an approximate 70% share (1,380 MW) of the output from the Guangdong Daya Bay Nuclear Power Station under a 20-year contract beginning in 1994; and (iii) our right to use 50% (600 MW) of the capacity of Phase I of Guangzhou Pumped Storage Power Station for a period of 40 years commencing in 1994. All of our sources of power supply provide us with a total installed capacity of 8,263 MW.

Although we do not directly own any power generating facilities, we operate and maintain CAPCO’s power stations. In addition, we and Hong Kong Nuclear Investment Company Limited have seconded a number of staff to Guangzhou Pumped Storage Power Station and Guangdong Daya Bay Nuclear Power Station respectively to operate and maintain their power stations.

We met all demands for power during the year ended December 31, 2003 without any shortages. The amount of electricity supplied to the system for the year ended December 31, 2003 was 32,300 million kWh, an increase of 3.5% over the year ended December 31, 2002. As at December 31, 2003, our system and local reserve margins were approximately 8% and 40% respectively.

The table below sets forth for the years ended December 31, 2002 and 2003, the amount of electricity purchased by us, as generated by CAPCO and other generating facilities, and the amount of power used or lost in connection with transmission and distribution:

	Year Ended December 31,
	2002	2003
	(GWh)

CAPCO facilities:
Castle Peak	10,264	15,961
Black Point	12,265	7,728
Gas turbines	2	1

	22,531	23,690
Auxiliary use (1)	(1,123)	(1,358)

Net CAPCO production	21,408	22,332

Other power purchased:
Nuclear	9,881	10,069
Net transfer from/(to)
Hongkong Electric	—	(1)
Landfill gas generation	1	1

Total other power purchase	9,882	10,069

Pumped Storage operation:
Energy transferred	300	328
Energy consumed for pumping	(397)	(429)

Net (loss) in pumped storage operation	(97)	(101)

Total net generation	31,193	32,300

Transmission and distribution losses(2)	1,306	1,257

Note:

(1)	Auxiliary use represents electricity consumed by generating units in the course of generation.

(2)	Losses including non-revenue items such as CLP Power’s office use and staff electricity allowances.

The table below sets forth for the years ended December 31, 2002 and 2003, total capacity, total CAPCO capacity and peak load for power generated for our sale.

	2002	2003
	(MW)

Total CAPCO and Non-CAPCO capacity	8,263	8,263
Total CAPCO capacity	6,283	6,283
Peak load:
Local (Hong Kong)	5,829	5,874
System (Total)	6,897	7,646

Power Purchase from CAPCO

Under the Basic Agreement, we have agreed to purchase, and CAPCO has agreed to sell, the total power produced by CAPCO. For the year ended December 31, 2003, we purchased approximately 69% of our power from CAPCO. CAPCO presently has three commissioned power stations with a combined installed capacity of 6,283 MW as at December 31, 2003.

To ensure the reliability and security of power supply, CAPCO’s power generation system comprises a mix of different types of generating units, including gas-fired combined cycle units, coal-fired steam generators and gas turbines. The power stations at Black Point and Castle Peak provided almost all of CAPCO’s electricity supply to us during the year ended December 31, 2003.

Smaller capacity gas turbines are used as supplementary facilities to meet demand at peak periods and for emergency back-up because of their quick-start capability. CAPCO’s gas turbines have achieved 100% starting reliability, which is a key indicator of gas turbine performance.

CAPCO leases the properties on which all of its generating facilities are located from the Hong Kong Government. See “ –– Property, Plant and Equipment”. We are responsible for the overall management and control of construction at the site and operation of all of CAPCO’s generating facilities.

Black Point Power Station

Black Point Power Station commenced commercial operation in 1996 (units 1 and 2) and is located at the western tip of the New Territories, approximately four kilometres north of the Castle Peak Power Station. It currently consists of six combined cycle units with a total capacity of 1,875 MW. The commissioning and installation of units 7 and 8 is expected to occur in 2005 and 2006, respectively. See “ –– Capital Investment Programme”. Black Point Power Station, when completed, will be one of the largest combined cycle power plants in the world with an expected total capacity of 2,500 MW.

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

Castle Peak Power Station

Castle Peak Power Station is one of the largest coal-fired power station complexes in the world. Its first phase commenced operations in 1985 and it now consists of eight coal-fired generating units with a total capacity of 4,108 MW. Its second phase, with four 677 MW units, was completed in 1990. In April 1997, we and CAPCO agreed with the Hong Kong Government to decommission the gas turbines previously in operation at Tsing Yi and Castle Peak Power Stations and put such gas turbines into preservation. Castle Peak Power Station burns coal as its primary energy source, resulting in significantly lower electricity prices than burning oil. The coal-fired generating units achieved an overall availability of 89.92% for the year ended December 31, 2003, with a forced outage rate of 0.43%. We believe this rate corresponds to the highest world standards and reflects the high quality of the plant and its operation. The design of the Castle Peak Power Station also enables it to burn, as alternatives, oil or natural gas, should this be required.

The Castle Peak Power Station has achieved consistently high levels of compliance with air quality control standards. An energy saving programme has been in operation in each of the Black Point and Castle Peak Power Stations since 2000 to explore opportunities for auxiliary power reduction and resources conservation. As a consequence, energy savings of about 2.14% have been achieved as compared with the levels at the base year 1999.

Penny’s Bay Gas Turbine Power Station

The three 100 MW gas turbines at Penny’s Bay Gas Turbine Power Station are utilized for peak load and emergency generation purposes. Total output by such units during the year ended December 31, 2003 was minimal.

Fuel

For the majority of the 1980’s, coal was our primary energy source. After the commissioning of the six natural gas-fired generating units at Black Point Power Station and the purchases from Guangdong Daya Bay Nuclear Power Station, our energy sources consist of a mix of fuel comprising natural gas, coal, oil and nuclear. We believe diversification of energy sources will provide greater long-term security for customers and is beneficial to Hong Kong’s environment. For the year ended December 31, 2003, the fuel mix consisted of the following: natural gas (18.2%), coal (47.1%), oil (0.5%) and nuclear (34.2%). As a result of market factors affecting the cost and availability of fuel as well as the unexpectedly high demand for power in Guangdong province, we used more coal in 2003 than 2002. Our fuel costs are recovered through the basic tariff rates and the fuel clause recovery rebate or charge. See “— Scheme of Control - Tariffs”.

Natural Gas

CAPCO purchases gas for the Black Point Power Station on a take-or-pay (if tendered) basis pursuant to a 20-year contract with BP China Exploration and Production Company (formerly known as Arco China Inc.), China National Offshore Oil Corporation and Kufpec (China) Inc. which commenced in January 1996. The base price under the contract was established when the contract was signed in December 1992. Changes in the contract price are determined annually by reference to certain market and economic indices.

Coal

For the year ended December 31, 2003, total coal consumption for the eight generating units of Castle Peak Power Station was approximately 6.6 million tonnes. Approximately 76% of CAPCO’s coal requirements are imported under long-term contracts from Australia, Indonesia and the Chinese mainland. Prices are generally negotiated in line with market factors.

Oil

CAPCO consumed approximately 39,000 tonnes of fuel oil and industrial diesel oil for the year ended December 31, 2003. The oil supplies are imported and sourced principally by ExxonMobil Hong Kong Ltd. from overseas sources. CAPCO maintains strategic fuel stocks to cover contingencies. CAPCO has phased out oil as a fuel for base and intermediate power generation and now uses oil only for peak and standby generation.

Nuclear

See “ — Non-CAPCO Power Purchases/Storage Facilities - Guangdong Daya Bay Nuclear Power Station”.

Non-CAPCO Power Purchases/Storage Facilities

Guangdong Daya Bay Nuclear Power Station

In addition to purchasing power from CAPCO, for the year ended December 31, 2003, we purchased approximately 10,069 GWh of power from the Guangdong Daya Bay Nuclear Power Station located in Guangdong Province of the Chinese mainland, pursuant to power purchase agreements covering 70% of the output of Guangdong Daya Bay Nuclear Power Station. The agreements extend for 20 years from 1994 and contain a provision which permits us to continue to purchase 25% of the power generated by Guangdong Daya Bay Nuclear Power Station for an additional five years. Our affiliate, Hong Kong Nuclear Investment Company Limited, or HKNIC, owns a 25% equity interest in Guangdong Nuclear Power Joint Venture Company, Limited which owns Guangdong Daya Bay Nuclear Power Station. The other 75% equity interest is owned by Guangdong Nuclear Investment Company, Limited, a Chinese mainland enterprise. Guangdong Daya Bay Nuclear Power Station is one of the largest joint venture power projects in the Chinese mainland.

We are obliged to purchase HKNIC’s 25% equity share of Guangdong Daya Bay Nuclear Power Station’s total output and an additional 45% of such output from Guangdong Nuclear Investment Company, Limited. The price paid by us for electricity generated by Guangdong Daya Bay Nuclear Power Station throughout the terms of the power purchase agreements is determined by a formula based on Guangdong Daya Bay Nuclear Power Station’s operating costs and a profit calculated by reference to shareholders’ funds and the capacity factor for the year. We are allowed to treat all our payments for nuclear electricity generated by Guangdong Daya Bay Nuclear Power Station as part of our operating expenses permitted under the Scheme of Control. See “ — Scheme of Control - Tariffs”.

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

Guangdong Nuclear Investment Company, Limited, together with its parent company, also own Ling Ao Nuclear Power Station which was commissioned in 2002. Neither we nor CLP Holdings has any direct or indirect interest in Ling Ao Nuclear Power Station. The Ling Ao Nuclear Power Station is similar in design and situated very close to the Guangdong Daya Bay Nuclear Power Station. Guangdong Nuclear Power Joint Venture Company, Limited and Ling Ao Nuclear Power Company, Limited, as the direct owners of the Guangdong Daya Bay Nuclear Power Station and the Ling Ao Nuclear Power Station, respectively, have established a management company, Daya Bay Nuclear Power Operations and Management Company, Limited, or DNMC. DNMC is owned on a 50/50 basis and is responsible for the operation and maintenance of the two power stations.

The operating staff of the two nuclear power stations now perform their duties as employees of DNMC. The benefits of establishing DNMC include a pooling of resources, sharing of expertise and benefits of economy of scale. The documents on the establishment of DNMC are structured so as to ensure that neither Guangdong Nuclear Power Joint Venture Company, Limited nor HKNIC take on any additional risk or liability as a result of the establishment of DNMC or the operation of the Ling Ao Nuclear Power Station.

Guangzhou Pumped Storage Power Station

Hong Kong Pumped Storage Development Company, Limited, a joint venture company formed between us (49%) and ExxonMobil (51%), has the right to use 50% of the capacity of Phase 1 of the Guangzhou Pumped Storage Power Station for 40 years from 1994 pursuant to a capacity purchase contract. The Guangzhou Pumped Storage Power Station, owned by Guangdong Pumped Storage Company, Limited (formerly known as Guangzhou Pumped Storage Joint Venture Corporation), which in turn is owned by three Chinese government-owned entities, is located in Lu-Tien, Conghua County, which is about 90 km north of Guangzhou. We are allowed to treat all payments to Hong Kong Pumped Storage Development Company, Limited as part of our operating expenses under the Scheme of Control. See “ — Scheme of Control - Tariffs”.

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

Power from Hongkong Electric and Guangdong Grid

The interconnection of our system with those of Hongkong Electric (the only other electricity supplier in Hong Kong) to the south and Guangdong Province to the north allows us to access other generating capacities to further enhance the reliability of our own supply system. See “ — Power Systems - Security and Reliability”. The interconnection with Guangdong Province allows us to sell our excess capacity to customers in the Chinese mainland. See “ — Sales to the Chinese Mainland”. We have an interconnection agreement with Hongkong Electric under which the two companies sell each other electricity to meet marginal demand when doing so is more economical than utilising other sources. For the year ended December 31, 2003, about 550 MWh of power was sold to Hongkong Electric.

Power Systems

The Network

We transmit electricity to load centres through an advanced transmission network owned and operated by us. As at December 31, 2003, our transmission and distribution network comprised 11,645 kilometres with 196 primary substations and 11,861 secondary substations. Our system is interconnected with the transmission system of Hongkong Electric, and the power system of neighbouring Guangdong Province of the Chinese mainland.

Electricity generated from the steam turbine units at Castle Peak Power Station, the combined cycle units at Black Point Power Station, the nuclear units at Guangdong Daya Bay Nuclear Power Station and the pumped storage units at Guangzhou Pumped Storage Power Station is transmitted to the load centres via our 400kV transmission network. The 400kV network consists of two double-circuit 400kV transmission lines arranged in a ring encircling the New Territories together with cross-connection, and six 400kV underground cable circuits reaching into the densely populated Kowloon Peninsula. Continuity of supply is safeguarded even if one double-circuit power line is lost.

We continue to expand our distribution network to supply new customers, the number of whom increased by 61,547 for the year ended December 31, 2003, and to reinforce and upgrade supply to our 2.1 million existing customers. We are making additional investments to expand and reinforce our transmission network in order to maintain our high reliability standards as well as to accommodate the increasing demand for electricity especially in new development areas. We expect to invest HK$21 billion in our transmission and distribution network for our current financial plan covering the period from October 1999 through December 2004. As at December 31, 2003, we have made investments in the amount of approximately HK$16 billion (US$2.1 billion).

Security and Reliability

We utilize two independent protection systems to isolate any faulty equipment to safeguard the smooth operation of the network. The overall supply reliability for our transmission and distribution system was above 99.99% for the year ended December 31, 2003. The interconnection of our system with those of Hongkong Electric to the south and Guangdong Province to the north allows us to access other generating capacities to further improve the reliability of our own supply system. In case of a sudden loss of generation, the interconnectors allow emergency power transfers from the Hongkong Electric and Guangdong systems, enabling us to avoid disruption of supply to our customers.

Customers and Sales

As at December 31, 2003, we were supplying electricity to 2,117,502 customers, an increase of 3% over December 31, 2002. For the year ended December 31, 2003, total sales increased by 3.9% to 31,043 GWh, and comprised 28,035 GWh sold to Hong Kong customers and 3,008 GWh sold to customers in the Chinese mainland. There was a rise of 1.2% in unit sales to local customers in 2003. Sales to the Chinese mainland, which consist of sales to the Guangdong Guang-Dian Power Grid Group Company Limited and the Shekou Industrial Zone under a long-term supply contract, increased by 38.3% over year 2002.

The table below sets forth our sales categorized by end user sector:

End-user	Number of Customers as at December 31, 2003	Annual Sales for 2001	Annual Sales for 2002	Annual Sales for 2003	Percentage of our total electricity sales for 2003	Average Annual Sales Change over 1999 – 2003
	(thousands)	(GWh)	(GWh)	(GWh)	(%)	(%)

Residential	1,833	6,752	6,930	7,180	23.1	1.5
Commercial	177	10,378	10,661	10,698	34.5	3.0
Infrastructure and Public Services	70	6,575	7,036	7,301	23.5	5.5
Manufacturing	38	3,245	3,085	2,856	9.2	(4.8)

Subtotal (local) (Hong Kong)	2,118	26,950	27,712	28,035	90.3	2.2
Sales to the Chinese mainland	—	1,581	2,175	3,008	9.7	37.6

Total Sales	2,118	28,531	29,887	31,043	100.0	3.8

Hong Kong Customer Base

Electricity demand varies within each year for a variety of reasons other than general growth in demand. Electricity demand tends to be highest during daylight hours due to commercial and industrial activities and electric appliance use during such periods. Due to air conditioner use, electricity demand is higher during the summer than during the other seasons. Variations in weather conditions may also cause significant variations in electricity demand.

Residential

As at December 31, 2003, we serviced approximately 1.83 million residential customers in our supply area. For 2003, residential customers accounted for approximately 23% of our total sales. As the Hong Kong Government has forecasted that the population of the Hong Kong Special Administrative Region will grow to 7.6 million by 2012, it is estimated that over 45,000 new flats a year up to the year 2008 may be built to help accommodate this forecasted increase in population. Around 90% of those new flats are expected to be built in our supply area which we expect would increase the demand for electricity in this customer sector.

Commercial

Commercial customers accounted for approximately 34% of our total sales in 2003. Demand from the commercial sector in the past five years has shown moderate growth, owing to the expansion of the service sector of the Hong Kong economy and the urbanization of Kowloon resulting in increased office building construction, office automation and use of air conditioners. We expect that the scheduled completion and operation of Disney Theme Park around 2005/2006 and further development of the tourist industry in our supply area will boost our sales to this sector in the medium term.

Infrastructure and Public Services

The other categories of Hong Kong customers include government accounts and utilities, such as the Hong Kong Housing Authority, the Water Supplies Department, the Mass Transit Railway Corporation, the Kowloon-Canton Railway Corporation, and Hong Kong’s telecommunications companies and container terminals. These categories together accounted for approximately 24% of total sales for 2003. We expect the demand from this customer sector including infrastructure projects supported by the Hong Kong Government to remain steady.

Manufacturing

Sales to the manufacturing sector have previously played a major role, amounting to over 30% of total sales in the late 1980’s. However, with the ongoing relocation of manufacturing activities from Hong Kong to Chinese mainland, such sales gradually declined as a percentage of total demand, and represented approximately 9% of total sales for 2003. We believe that electricity sales to the manufacturing sector as a percentage of total demand in general will continue to decline due to Hong Kong’s transformation into a service-oriented economy.

Sales to the Chinese Mainland

In addition to sales to customers in Hong Kong, we sold approximately 10% of our electricity in 2003 to customers in Guangdong Province of the Chinese mainland. We sell electricity to the Chinese mainland through an exclusive agreement between us and China Merchants Steam Navigation Company covering the Shekou Industrial Zone. This agreement was renewed in 1996 for a term of 20 years. Sales to the Chinese mainland have also been made pursuant to a short-term agreement between us and Guangdong Guang-Dian Power Grid Group Company Limited since May 2000.

We and CAPCO have entered into an agreement to govern the supply of electricity by CAPCO to us for sale to the Chinese mainland. Such sales are made to utilize CAPCO’s spare generating capacity. Pursuant to the Scheme of Control and another agreement among us, CAPCO and the Hong Kong Government, 20% of the profit derived from our sales to the Chinese mainland is credited to the profit of CAPCO and us in the ratio of 60% and 40%, respectively. See “ –– Relationship with CAPCO - Sales to the Chinese Mainland”. The remaining 80% of the profit derived from sales to the Chinese mainland is credited to the Development Fund.

Customer Service

We have committed to provide quality service and value to our customers. The needs and expectations of our customers, as the major driver of customer service, are identified through communications with them in customer service centers, focus groups, customer consultative groups and local advisory committees. For our major commercial and industrial customers, a one-stop customized service and technical advice on energy solutions is provided, which includes energy audits, technical seminars and safety workshops.

In 2003, our Power Quality Technology Centre was established with the facility to demonstrate the latest power quality enhancement technologies and solutions to our customers. To enhance further our capability to deliver high levels of service to our customers, a new customer care information system called Customer Care and Marketing System, or CCMS, was successfully implemented. CCMS is an on-line information system, with best-practice integrated processes and a shareable database that supports core customer functionalities. CCMS also provides new capabilities in marketing and sales processes and value-added customer relationship management to our customers.

Tariff Rates

We normally implement changes in basic tariff rate, the fuel clause rebate or charge and the Scheme of Control rebate on January 1 of each year. The table below sets out our average net tariffs in Hong Kong for the years ended December 31, 2001, 2002 and 2003:

	Year ended December 31, 2001	Year ended December 31, 2002	Year ended December 31, 2003
	(HK¢ per kWh average)

Basic Tariff	88.6	88.5	88.4
Fuel Clause Charge	2.2	1.9	1.9
Scheme of Control Rebate	(0.6)	(0.6)	(0.6)
Special Rebate	(2.2)	(2.2)	(2.2)
Net Tariff	88.0	87.6	87.5

Published basic tariff rates did not change over the years ended December 31, 2001, 2002 and 2003 and the change in the basic tariff reported was due to changes in consumption patterns. For 2004, we have announced a further freeze in basic tariffs, meaning that the basic tariff rates will remain at 1998 levels.

In May 2003, we provided each customer with a special one-off rebate which was equivalent to one-half of the bill for electricity consumed in March 2003, up to a maximum rebate of HK$200 for each residential customer and HK$10,000 for each non-residential customer. Another special one-off rebate was provided to each customer as at December 31, 2003 determined on the basis of HK¢1.7 per unit of electricity consumption during 2003. These two rebates effectively reduced the average electricity tariff by 3.8%.

Competition

We and Hongkong Electric are currently Hong Kong’s only suppliers of electricity. Our and their supply areas are divided geographically: we supply Kowloon, the New Territories, Lantau Island, Cheung Chau and other outlying islands, which is collectively referred to as our service area in this annual report, and Hongkong Electric supplies Hong Kong Island, Lamma Island and Ap Lei Chau Island. The number of customers for us and Hongkong Electric is approximately 2.1 million and 0.5 million, respectively, as at December 31, 2003. We and Hongkong Electric share the sales of electricity to the Mass Transit Railway Corporation, which operates in both companies’ supply areas. The electricity-related operations of Hongkong Electric are governed by a Scheme of Control similar to the one to which we are a party. The two schemes of control are similar and do not give either us or Hongkong Electric the exclusive right to supply electricity in our respective supply areas. Nevertheless, we believe we have a significant competitive advantage in Kowloon and the New Territories by virtue of our extensive transmission and distribution network. We are the only provider of electricity in our supply area and hence have no competitors in transmission and distribution. We believe it is unlikely that any competitor will emerge to supply electricity to our supply area prior to the expiry of the current Scheme of Control in 2008. The Hong Kong Government may, however, consider adopting alternative regulatory structures for the power industry in Hong Kong in the longer term. In November 1999, the Hong Kong Government published the findings of a consultancy study into the potential for increasing interconnection capacity between the two electricity systems in Hong Kong, as well as the possibility of introducing competition amongst suppliers of electricity. On the subject of alternative market structures, those consultants concluded that no major reforms were advisable until 2009 at the earliest. They also acknowledged that much would depend on whether the power industry in Southern China has been sufficiently restructured to enable power producers located on the Chinese mainland to participate in some form of power pooling arrangements.

Subsequent to the consultancy study, the Hong Kong Government appointed another consultant to evaluate and establish a feasible route, if any, to install new additional interconnectors between us and Hongkong Electric. The main findings of the technical feasibility study were published in 2003. The technical study concluded that increasing the existing interconnection between Kowloon and Hong Kong Island is technically feasible. However, there are important and complicated issues which are beyond the technical considerations, to be addressed. These include legal, business, investment, financial, liability and regulatory issues.

Our principal form of competition is from alternative power and heating sources. In the residential market, consumers may use piped or cylinder gas and oil for space and water heating and cooking. A variety of high performance electrical products may make inroads into the traditional cooking market, which is currently dominated by gas. Though practical substitutes for electricity in lighting and other traditional household appliances are rare, more severe competition in domestic gas clothes drying and space heating may develop.

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

Environmental Matters

Our and CAPCO’s operations are subject to a number of laws and regulations relating to environmental protection and safety. For 2003, we and CAPCO have maintained full compliance with environmental licence requirements in all material respects. Our major operating business groups, including generation, power systems and marketing and customer services continued to be accredited with ISO 14001 certification. We were awarded the Hong Kong Award for Industry: Environmental Performance Award 2003 in October 2003. Our fuel diversification strategy, featured by the use of a natural gas combined cycle generation and the purchase of nuclear electricity in addition to coal fired generation, has resulted in significant reductions in air emission over the past decade.

Furthermore, the environmental friendly design and practices, such as emission control enhancement on precipitators, ‘green’ substation design, cable laying technology using horizontal direction drilling, cable tunneling, vegetation management along our overhead lines, etc., all contribute to enhance safety, system reliability and environmental friendliness in our business operations.

Capital Investment Programme

Our current financial plan, under the Scheme of Control, was approved by the Executive Council of Hong Kong in May 2000. The plan covers the period from October 1999 to December 2004 and includes, among other matters, estimated operating and capital expenditures, projected level of the Development Fund and the projected basic tariff rates. Our projected capital expenditures of HK$30 billion are mainly required for improving reliability and quality of supply to customers through investment in transmission and distribution facilities and generating assets.

We reached an agreement with the Hong Kong Government in December 1999 to defer the installation and commissioning of units 7 and 8 of the Black Point Power Station by five years, and hence the commissioning dates for those units are expected to be 2005 and 2006, respectively. Following the agreement to defer units 7 and 8 of the Black Point Power Station, we and CAPCO decided to forgo the permitted return on the outstanding deferral premium of HK$803 million arising from the delayed commissioning of the units. The deferral premium is a contractual obligation that corresponds to additional costs incurred by the vendors for delayed delivery of the two generator units. We and the Hong Kong Government agreed that we would set aside a total of HK$803 million from the Development Fund by way of a special provision account to pay for the outstanding deferral premium.

With the slowdown in growth in overall electricity demand and the adequate level of our existing generating capacity, the emphasis of our current financial plan is on investments in transmission and distribution systems, which is estimated to be HK$21 billion from October 1999 to December 2004. As at December 31, 2003, we have made investments in the amount of approximately HK$16 billion mainly to address the demand created by new towns and rail and infrastructure development projects in our supply area, as well as to upgrade our existing network to further enhance supply quality and reliability. Major projects currently under implementation include a 132kV supply network reinforcement to Tseung Kwan O, Yuen Long and Tin Shui Wai areas, and the substation reinforcement of the Shatin, Sham Shui Po and Tsuen Wan areas. In addition, two 400kV cable circuits are planned for year 2004 to reinforce the 400kV system. Also, design and engineering activities are underway regarding approximately 60 transmission development projects due for commissioning over the next several years.

For the year ended December 31, 2003, we invested HK$5,125 million (US$660 million) in fixed assets, compared with HK$4,923 million for the year ended December 31, 2002, and HK$4,580 million for the year ended December 31, 2001. Capital expenditures by our affiliated companies incorporated in Hong Kong, principally CAPCO, were HK$2,161 million for the year ended December 31 2003, compared with HK$950 million for the year ended December 31, 2002 and HK$604 million for the year ended December 31, 2001. A total of HK$7,286 million (US$938 million) in capital expenditures were made by us and our affiliated companies for 2003.

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

Property, Plant and Equipment

Our property consists mainly of power transmission and distribution equipment and facilities in Hong Kong. As discussed in “ —Relationship with CAPCO”, we do not directly own generating facilities. As at December 31, 2003, the net book value of our property was HK$39,262 million of which HK$32,117 million represented plant, machinery and equipment and HK$7,145 million represented land and buildings.

Many of our land leases are either long-term or contain an automatic right to renew for a specified fixed term. As at December 31, 2003, the aggregate net book value of our leased land held in Hong Kong was HK$2,213 million, of which HK$155 million represents land with a remaining lease period of over 50 years, HK$2,056 million represents land with a remaining lease period between 10 to 50 years and HK$2 million represents land with a remaining lease period of less than 10 years.

Item 5.	Operating and Financial Review and Prospects

A.	Operating Results

Unless stated otherwise, the discussion and analysis of our financial condition and results of operations in this section apply to our financial information as prepared according to Hong Kong GAAP, modified as necessary to comply with the terms of the Scheme of Control, which differs from U.S. GAAP in certain material aspects. You should read the following discussion of our financial condition and results of operations together with the financial statements and the notes to these statements included in “Item 17. Financial Statements” in this annual report, which includes in note 26, a discussion of the material differences between Hong Kong GAAP and U.S. GAAP.

The following discussion and analysis are based on our audited financial statements for the financial years ended December 31, 2001, 2002 and 2003.

General Economic Environment

In general, our financial condition and results of operations are affected by the economic activities and the regulatory environment in Hong Kong. In 2003, the local economy was hit by the outbreak of SARS. The ongoing economic recovery was derailed significantly in the second quarter with retail and tourist-related businesses being affected most. As a result, the commercial sector recorded only a marginal growth in electricity consumption over 2002. The consumption of electricity was less affected by the spread of SARS among other end-user sectors. The residential sector and the infrastructure and public services sector recorded moderate growth of 3.6% and 3.8% respectively. For the manufacturing sector, the demand for electricity continued to drop as a result of the contracting role of industry in the Hong Kong economy. Growth of electricity sales in Hong Kong in kilowatt hours has averaged 3.4% over the last ten years.

In addition, towards the end of 2003, the uncertainties posed by terrorist threats and military actions in Afghanistan and Iraq began to subside. The rebound of the U.S. economy was seen to benefit the global recovery. With a steady and strong economic growth in the Chinese mainland, the re-export business in Hong Kong continued to maintain robust growth. All of these factors combined with the subsiding of SARS and the launch of a series of revival measures in Hong Kong such as the “Individual Visit” Visa Scheme and the Closer Economic Partnership Arrangement, or CEPA, with the Chinese mainland, the Hong Kong economy rebounded at the end of 2003. Despite a large fiscal deficit that restrains the government’s ability to boost the local economy, increased cross-border activities, upturn in the tourist industry and recovery of the property market helped strengthen consumer and investor confidence.

In 2004, the commercial sector is expected to have more robust growth supported by the continuous development of the tourist industry. The growth of electricity consumption in the residential sector is expected to be supported by the steady housing supply and will remain moderate. The infrastructure and public services sector is expected to benefit mainly from infrastructure projects such as the railway network, telecommunication facilities and property developments in urban areas. The process of transformation of Hong Kong into a services-oriented economy will continue and the relocation of labour-intensive manufacturing industry from Hong Kong to the Chinese mainland and other regions is unavoidable. Therefore, a declining demand for electricity from the manufacturing sector is expected.

Scheme of Control

The Scheme of Control interim review took place in 2003. This is a regular review every five years between us, CAPCO and the Hong Kong Government whereby either party may request modification to the Scheme of Control, subject to mutual agreement. The changes to the Scheme of Control made as a result of the Scheme of Control interim review included revised depreciation periods for certain assets, an upper limit of the Development Fund set at 12.5% of annual total revenues from sales of electricity to Hong Kong consumers, and enhanced disclosure of capital and operating expenditure. The key terms of the Scheme of Control remain unchanged. Following the completion of the Scheme of Control interim review in 2003, we do not expect there to be any changes to the regulatory regime applying to our Hong Kong electricity business before the expiry of the current Scheme of Control Agreement on September 30, 2008. During the intervening period, there will be increasing discussions between us and the Hong Kong Government regarding the post-2008 electricity regulatory regime. The Hong Kong Government has indicated that it will conduct a review of the electricity market with a view of drawing up a broad framework for the development of the electricity supply sector to succeed the current Scheme of Control Agreement. In preparation for the future, we have been devoting considerable management resources to a thorough understanding of the implications of different regulatory systems for our Hong Kong electricity business. We will continue to contribute our knowledge and expertise to the discussion of the future of our industry and we expect that the legitimate interests of our company, our shareholders, our employees and the community we serve will be given balanced consideration.

As a result of general cost savings and productivity improvement, we have been able to freeze our tariff levels again in 2004, maintaining them at the 1998 levels.

Critical Accounting Policies

Our financial statements are prepared in conformity with Hong Kong GAAP. The financial statements also include a reconciliation to U.S. GAAP. In preparing the financial statements, management exercises judgment in the selection and application of accounting principles, including making estimates and assumptions. Critical accounting policies include those policies that could result in materially different operating results if our assumptions regarding application of accounting principles were different. The following is a summary of critical accounting policies that are impacted by judgments and uncertainties and for which different amounts may be reported under a different set of conditions or using different assumptions.

Accounting under the Scheme of Control

The financial operations of our company and our jointly controlled generating company, CAPCO, are governed by the Scheme of Control. Under the Scheme of Control, we are allowed to charge tariffs designed to recover the operating costs (including tax) and allowed net return of our company and CAPCO. The allowed net return is derived by subtracting from the permitted return (i) interest up to a maximum of 8% per annum on borrowings to finance fixed assets; (ii) a charge of 8% per annum on the sum of the average balances of the Development Fund and the special provision account; (iii) an excess capacity adjustment of 13.5% on the average excess capacity expenditure less an allowed interest charge of up to 8% per annum on the average excess capacity expenditure after the Black Point units 7 and 8 are commissioned; and (iv) interest up to a maximum of 8% per annum on the increase in average balance of the customers’ deposits in excess of the balance at September 30, 1998. The annual permitted return is determined as 13.5% of the average net fixed assets of our company and CAPCO relating to the electricity business plus a further 1.5% on the average net fixed assets financed by shareholders’ investments and acquired after September 30, 1978. Any difference between the permitted return and the profit for Scheme of Control operations is transferred to or from the Development Fund. The Development Fund represents a liability in our accounts. The allowed net return so derived is to be divided in accordance with the provisions of the agreements between our company and CAPCO. See “Item 17. Financial Statements – Scheme of Control Statement”.

As of December 31, 2003, we and CAPCO together had a carrying value of net fixed assets of HK$66,711 million (US$8,592 million) which comprised primarily the generating facilities and transmission and distribution systems. This carrying amount reflects the application of our fixed assets accounting policy which complies with Hong Kong GAAP. Depreciation is based on the rates stipulated under the Scheme of Control Agreement.

The Scheme of Control stipulates the methodology in calculating the return of our electricity business in Hong Kong. Whilst the current Scheme of Control Agreement will expire on September 30, 2008, the accounts are prepared on the basis that there will be no material changes to the current regulatory framework in the foreseeable future. Any modifications to the existing Scheme of Control following its expiry in 2008 may have an effect on our financial performance as it may affect the way we calculate our earnings from this business and the recoverability of the carrying amounts of the Scheme of Control assets.

Turnover and Trade Receivables

Our turnover consists of sales of electricity which are recognized based on actual and accrued consumption derived from meter readings during the period. Non-residential customers are billed on a monthly basis based on actual meter readings while residential customers are billed bi-monthly with the unbilled sales being estimated by taking into account the past trend of consumption as if their meters were read monthly.

Our credit policy in respect of electricity sales is to allow customers to settle their electricity bills within 15 to 17 days after issue. Most of our customers’ receivable balances are secured by cash deposits or bank guarantees. We continually assess the collectibility of our receivables and in the event a receivable is determined to be uncollectible, we write it off as bad debt. Changes in the assumptions on the collectibility of our receivables may change the amount of bad debt written-off. For the year ended December 31, 2003, the amount of bad debts written-off was HK$6 million (US$0.8 million).

Deferred Taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Over-/under-provision of deferred taxation due to tax rates changes is accounted for as creditors or receivables, as our management now consider that such amounts will be payable or recoverable under the Scheme of Control. For the change in tax rate from 16.0% in 2002 to 17.5% in 2003, a receivable of HK$223 million (US$29 million) for the effect of change in tax rate has been recorded.

Accounting for Derivative Instruments and Hedging Activities

We engage in forward foreign exchange transactions and cross currency and interest rate swap transactions to hedge the impact of foreign currency exposures and fluctuations in interest rates. We do not recognize such derivatives at fair value, nor do we account for the gains or losses relating to the fair value changes in these derivatives as this is not required under Hong Kong GAAP.

Under U.S. GAAP, we adopt SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” which, as amended by SFAS Nos. 137 and 138, is referred to in this annual report as “SFAS No. 133”. SFAS No. 133 requires that all qualifying derivatives be recognized on the balance sheet at fair value. The fair value of our forward foreign currency contracts is the present value of expected future cash flows related to the difference between the contract rates and the market forward rates. In measuring the swap transactions, the fair value is the net present value of each cash flow discounted at the market quoted swap rates.

We determine the fair value of the financial instruments under U.S. GAAP based on externally verifiable model inputs and quoted prices, and use market interest rates in determining discount rates. For certain derivative transactions which provide economic hedges but do not qualify for hedge accounting under SFAS No. 133, changes in fair value of the derivatives will impact our earnings.

New Accounting Pronouncement

FIN 46 (Revised)

In December 2003, the FASB issued a revision to Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46R” or the “Interpretation”). FIN 46R clarifies the application of ARB No. 51, “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of these entities, known as variable interest entities, or VIEs, by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies domiciled in the United States of America, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered “special-purpose entities” or SPE, under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. A Foreign Private Issuer must apply the provisions of FIN 46R to those entities considered SPEs on January 1, 2004, and to other entities no later than December 31, 2004. We are still in the process of analyzing and interpreting FIN 46R and assessing the impact on our financial position and results of operations. Under the provisions of FIN 46R it is possible that our interest in CAPCO would be considered a VIE which may require consolidation. Our relationship with CAPCO is more fully described in Note 13 and Note 22. Audited HK GAAP financial statements of CAPCO can be found on page F-40 to F-56.

EITF Issue No. 01-08

In May 2003, the Emerging Issues Task Force reached a consensus in the guidance, that is, EITF Issue No. 01-08, in determining whether an arrangement should be accounted for as a lease in accordance with SFAS No. 13 “Accounting for Leases”.

Under the consensus guidance, an arrangement conveys the right to use the property, plant or equipment (“PP&E”) and would be considered to constitute a lease if (a) the purchaser has the ability or right to operate the PP&E while obtaining more than a minor amount of the output of the PP&E, (b) the purchaser has the ability or right to control physical access to the underlying PP&E while obtaining or controlling more than a minor amount of the output of the PP&E, or (c) it is remote that parties other than the purchaser will take more than a minor amount of the PP&E’s output during the term of the arrangement and the unit price for the purchaser is neither contractually fixed nor equal to the then current market price. It was further provided that the determination of whether an arrangement contains a lease to be made at inception of the arrangement based on all the facts and circumstances and a reassessment is required only if there are certain specific modifications made to the agreement.

Based on the consensus guidance, our power purchase arrangement with CAPCO will need to be evaluated if there is any modification to the existing arrangement to determine whether lease accounting is applicable. If lease accounting does apply and requires the contract to be accounted for as a capital lease under U.S. GAAP, we would have to record the related power plants as fixed assets in our accounts for U.S. GAAP purposes with an offsetting liability due to the counterparty.

Results of Operations

Year ended December 31, 2003 Compared with Year ended December 31, 2002

Our turnover in 2003 was HK$25,677 million (US$3,307 million), a minor decrease of 0.4% as compared with 2002. Of this, local sales of electricity accounted for HK$24,437 million (US$3,147 million), lowered by 1.4% from 2002 mainly due to the lower composite fuel price in 2003, partly offset by a 1.2% increase in sales of electricity to customers in Hong Kong in 2003. Sales to the Chinese mainland increased from HK$977 million in 2002 to HK$1,240 million (US$160 million) in 2003. The total export sales of 3,008 GWh in 2003 represented our largest sales volume to the Chinese mainland in any one year since 1996. The high growth was the result of the strong economic growth and hot weather in Guangdong Province during 2003.

Other revenue increased from HK$1,476 million in 2002 to HK$1,507 million (US$194 million) in 2003, representing an increase of 2.1%, mainly due to higher dividend income from jointly controlled entities. The balance comprised mostly electricity-related charges from customers for temporary supplies and other transmission and districts work, as well as rental income.

Total operating expenses increased to HK$19,412 million (US$2,500 million) in 2003 from HK$18,450 million in 2002, an increase of 5.2% resulting from higher depreciation charges, increased purchase of electricity from CAPCO and purchase of nuclear electricity, as well as the capital gain on disposal of fixed assets recorded under other operating costs in 2002.

Purchase of electricity from CAPCO in 2003 amounted to HK$10,431 million (US$1,344 million), an increase of 2.4% from HK$10,191 million in 2002, mainly due to higher deferral premium and higher taxation charges arising from the change of the Hong Kong profits tax rate from 16.0% in 2002 to 17.5% in 2003, partly offset by lower finance costs resulting from lower loan balances and interest rates and less fuel expenses in CAPCO due to a lower composite fuel price. See “Item 4. Information on the Company – Relationship with CAPCO” and “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions - CAPCO”.

Purchase of nuclear electricity in 2003 amounted to HK$5,134 million (US$661 million), an increase of 3.2% from HK$4,976 million in 2002, primarily as a result of an increase in units purchased and higher average unit price. See “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Guangdong Daya Bay Nuclear Power Station”.

Other operating costs increased from HK$522 million in 2002 to HK$872 million (US$112 million) in 2003. This was mainly attributable to the capital gain on disposal of fixed assets in 2002, and the higher operation and maintenance cost and insurance premium in 2003.

Depreciation charge in 2003 increased to HK$1,972 million (US$254 million), a 14.5% increase from HK$1,723 million in 2002. This increase was primarily due to the addition of assets to our transmission and distribution network in 2003.

Operating profit in 2003 totaled HK$7,772 million (US$1,001 million), a decrease of 11.6% from HK$8,796 million in 2002. Operating profit as a percentage of turnover decreased from 32.3% in 2002 to 28.6% in 2003, mainly as a result of higher operating expenses in 2003.

Finance costs in 2003 increased to HK$110 million (US$14 million) from HK$94 million in 2002, an increase of 17.0%, mainly due to higher average loan balances in 2003.

Taxation increased by 6.2% from HK$853 million in 2002 to HK$906 million (US$117 million) in 2003. This was mainly due to the increase in the profits tax rate from 16.0% to 17.5% in 2003.

The transfers under the Scheme of Control amounted to HK$365 million (US$47 million) in 2003, compared to HK$1,643 million in 2002. Transfers under the Scheme of Control comprised (i) the difference between the Scheme of Control profit and the permitted return being transferred from/to the Development Fund, the difference being HK$572 million (US$74 million) transferred to the Development Fund in 2003, compared to HK$1,420 million in 2002, the decrease being mainly due to higher operating expenses, (ii) a charge of 8% per annum on the sum of the average balances of the Development Fund and the special provision account, which is credited to a rate reduction reserve, and which amounted to HK$287 million (US$37 million) in 2003, compared to HK$319 million in 2002 and (iii) the amount of deferral premium in relation to Unit 7 and 8 of Black Point Power Station charged to the special provision account, being HK$494 million (US$64 million) in 2003 compared to HK$96 million in 2002.

Due to the factors set forth above, our net earnings after the transfers under the Scheme of Control were HK$6,391 million (US$823 million) in 2003, compared to HK$6,206 million in 2002.

Our earnings per share of common stock increased by 3.2% to HK$2.57 (US$0.33) in 2003 from HK$2.49 in 2002.

Dividends per share of common stock decreased by 16.5% to HK$2.08 (US$0.27) in 2003 from HK$2.49 in 2002.

Year ended December 31, 2002 Compared with Year ended December 31, 2001

Our turnover in 2002 increased to HK$27,246 million from HK$26,105 million in 2001, representing an increase of 4.4%. Of this, local sales of electricity accounted for HK$24,793 million, up 3.2% from 2001. The increase was mainly due to increased demand for electricity as a result of the continued housing and infrastructure developments undertaken by the Hong Kong Government. Local unit sales grew by 2.8% in 2002. Sales to the Chinese mainland increased from HK$706 million in 2001 to HK$977 million in 2002. The growth in total export sales to 2,175 GWh in 2002 reflected the strong economic growth in Guangdong Province.

Other revenue increased from HK$1,380 million in 2001 to HK$1,476 million in 2002, representing an increase of 7.0%. This was mainly due to higher dividend income from jointly controlled entities. The balance mainly comprised miscellaneous electricity-related charges from customers for temporary supplies and other miscellaneous transmission and districts work, and rental income.

Total operating expenses increased to HK$18,450 million in 2002 from HK$18,334 million in 2001, a slight increase of 0.6%. The increase in purchase of electricity from CAPCO and higher depreciation expense was largely offset by lower amount of nuclear electricity purchased, lower operation and maintenance costs and the capital gain on disposal of fixed assets.

Purchase of electricity from CAPCO in 2002 amounted to HK$10,191 million (US$1,307 million), an increase of 3.8% from HK$9,815 million in 2001, mainly due to higher fuel expenses in CAPCO as a result of increased generation and higher coal and gas prices. See “Item 4. Information on the Company – Relationship with CAPCO” and “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions - CAPCO”.

Purchase of nuclear electricity in 2002 amounted to HK$4,976 million, a slight decrease of 0.7% from HK$5,013 million in 2001, primarily as a result of a decrease in units purchased but at a higher unit price. See “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Guangdong Daya Bay Nuclear Power Station”.

Other operating costs decreased from HK$892 million in 2001 to HK$522 million in 2002. This was mainly attributable to the net gain on disposal of fixed assets and decrease in operation and maintenance costs in 2002, partly offset by higher government rent and rates and loss on curtailment of the retirement benefit schemes.

Depreciation charge in 2002 increased to HK$1,723 million, a 7.8% increase from HK$1,598 million in 2001. This increase was primarily due to the addition of assets to our transmission and distribution network in 2002.

Operating profit in 2002 totaled HK$8,796 million, an increase of 13.2% from HK$7,771 million in 2001. Operating profit as a percentage of turnover increased from 29.8% in 2001 to 32.3% in 2002, mainly as a result of the increase in electricity sales revenue.

Finance costs in 2002 decreased to HK$94 million from HK$161 million in 2001, a decrease of 41.6% mainly due to lower average interest rates.

Taxation increased by 58.8% from HK$537 million in 2001 to HK$853 million in 2002. This was due to higher sales revenue in 2002 and the write back in 2001 of the tax provision relating to the change in financial year-end date in 1999.

The transfers under the Scheme of Control amounted to HK$1,643 million in 2002, compared to HK$1,506 million in 2001. Transfers under the Scheme of Control comprised (i) the difference between the Scheme of Control profit and the permitted return being transferred from/to the Development Fund, the difference being HK$1,420 million transferred to Development Fund in 2002, compared to HK$1,201 million in 2001, (ii) a charge of 8% per annum on the sum of the average balances of the Development Fund and the special provision account, which is credited to a rate reduction reserve, and amounted to HK$319 million in 2002, compared to HK$305 million in 2001, (iii) the amount of deferral premium in relation to Unit 7 and 8 of Black Point Power Station charged to the special provision account, being HK$96 million in 2002 compared with no charge being made in 2001.

Our net earnings after the transfers under the Scheme of Control were HK$6,206 million in 2002, compared to HK$5,568 million in 2001.

Our earnings per share of common stock increased by 11.2% to HK$2.49 in 2002 from HK$2.24 in 2001.

Dividends per share of common stock increased by 14.2% to HK$2.49 in 2002 from HK$2.18 in 2001.

U.S. GAAP Reconciliation

Our financial statements are prepared in accordance with Hong Kong GAAP. This accounting practice differs in certain material respects from U.S. GAAP. The following table sets forth a comparison of our profit, or net income, and shareholders’ funds, or shareholders’ equity, in accordance with Hong Kong GAAP and U.S. GAAP.

	As of or for the year ended December 31,
	2001	2002	2003
	HK$	HK$	HK$	US$
	(in millions)

Net Income in accordance with
Hong Kong GAAP	5,568	6,206	6,391	823
U.S. GAAP	5,634	6,323	6,172	795

Shareholders’ Equity in accordance with
Hong Kong GAAP	22,608	22,553	24,868	3,203
U.S. GAAP	22,205	22,236	24,297	3,129

The significant differences between Hong Kong GAAP and U.S. GAAP are described in note 26 (Page F-30 to F-36) to our financial statements set forth in “Item 17. Financial Statements” in this annual report.

B.	Liquidity and Capital Resources

Sources of Liquidity

We have financed our operations and capital expenditure from cash flow generated from operations, short-term borrowings, long-term borrowings and the issuance of debt securities. Our cash flow generated from operations has been and is expected to continue to be our principal source of liquidity. In our opinion, our working capital is sufficient for our present requirements. We expect that customer demand for our electricity will remain stable and may increase as the economy grows. We do not believe our customer demand in the foreseeable future is likely to be negatively affected by rapid technological changes. We have not relied, and we do not plan to rely in the foreseeable future, on off-balance sheet financing arrangements as our source of financing.

At December 31, 2003, we had cash and deposits of HK$23 million (US$3 million), as compared to HK$11 million at December 31, 2002. All of these liquid funds were denominated in Hong Kong dollars.

Net cash provided by operating activities in 2003 amounted to HK$8,064 million (US$1,039 million), a decrease of HK$1,102 million (US$142 million) when compared to 2002. The decrease was mainly due to our decreased profit and payment of one-off rebates to customers. Net cash used in investment activities was HK$4,684 million (US$603 million), comprising mainly capital expenditure, partly offset by the proceeds from realization of employee retirement benefit plan assets and disposal of fixed assets. Net cash used in financing activities was HK$3,368 million (US$434 million) which primarily resulted from payment of dividends, partly offset by an increase in borrowings.

We adopt a prudent approach to all our financial arrangements, while at the same time aiming to achieve cost efficient funding. In 2002, through our wholly owned subsidiary CLP Power Hong Kong Financing Limited, we set up a Medium Term Note Programme (the “MTN Programme”). Under the MTN Programme, notes in an aggregate amount of up to US$1.5 billion or its equivalent in other currencies may be issued from time to time and will be unconditionally and irrevocably guaranteed by us. In return, all proceeds from any issuance of notes under the MTN Programme are lent onward to us at same interest rate and terms as those notes issued by the subsidiary, and we reimburse the subsidiary any related expenses incurred. As of December 31, 2003, the total notes issued under the MTN Programme were HK$3,340 million equivalent, comprising US$300 million 6.25% notes due 2012 and two tranches of HK$500 million notes due 2013 with coupon rates at 4.45% and 5.00% per annum respectively. In January 2004, another HK$500 million fixed rate notes due 2014 were issued with coupon rate at 4.93%.

Credit Facilities

As of December 31, 2003, the total credit facilities, excluding the commercial paper facility mentioned below, available to us were HK$10,651 million (US$1,372 million). We established a U.S. dollar denominated commercial paper programme in the amount of US$500 million in 1996, which we have not utilized since March 1998. We did not and do not plan to rely on this commercial paper facility for our liquidity. The table below sets forth the committed and uncommitted credit facilities and the periods of maturity of these credit facilities available to us as of December 31, 2003.

	Maturity by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in HK$ million)

Credit Facilities – CLP Power

Committed Credit Facilities	8,684	2	2,342	3,000	3,340	*
Uncommitted Credit Facilities	1,967	1,967	—	—	—

Total	10,651	1,969	2,342	3,000	3,340

*	Representing loans from our subsidiary company CLP Power Hong Kong Financing Limited.

As of December 31, 2003, the total credit facilities available to CAPCO were HK$15,412 million (US$1,985 million) including a new loan facility of HK$2,340 million (US$301 million) that CAPCO arranged in the last quarter of 2003 to refinance certain U.S. dollar loan facilities at lower interest rates. This new committed facility is scheduled to be drawn down from December 2003 to July 2005 and repayable by installments starting from January 2006 to July 2012. The table below sets forth the committed and uncommitted credit facilities and the periods of maturity of these credit facilities available to CAPCO as of December 31, 2003.

	Maturity by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in HK$ million)

Credit Facilities – CAPCO

Committed Credit Facilities	14,647	4,818	3,680	2,816	3,333
Uncommitted Credit Facilities	765	765	—	—	—

Total	15,412	5,583	3,680	2,816	3,333

Credit Facilities - CLP Power and CAPCO	26,063	7,552	6,022	5,816	6,673

The sources of credit facilities available to us and CAPCO are as follows:

	CLP Power	CLP Power + CAPCO
	(percentages)

Export Credits	—	19
US Dollar Notes due 2006	22	9
Private Placement	—	1
Term Loans	28	44
Loans from CLP Power Hong Kong Financing Ltd.	31	13
Money Market Lines (including bank overdraft)	19	14

	100	100

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

Borrowings

Out of the total HK$10,651 million (US$1,372 million) credit facilities available to us, HK$7,451 million (US$960 million) was drawn down at December 31, 2003. Our borrowings with maturities of less than one year amounted to HK$569 million (US$73 million). Those with maturities of between one to five years and of longer than five years amounted to HK$3,542 million (US$456 million) and HK$3,340 million (US$430 million) respectively. For CAPCO, HK$9,770 million (US$1,259 million) was drawn down at December 31, 2003. CAPCO’s borrowings with maturities of less than one year as at December 31, 2003 amounted to HK$2,759 million (US$356 million). CAPCO’s borrowings with maturities of between one to five years and of longer than five years amounted to HK$5,239 million (US$675 million) and HK$1,772 million (US$228 million), respectively.

The type, interest rate, maturity and currency profile of our borrowings as at December 31, 2003, as well as those for us and CAPCO combined, are summarized in the following tables:

	CLP Power	CLP Power + CAPCO
	(percentages)

Loan Balance
Export Credits	—	8
US Dollar Notes due 2006	31	14
Private Placement	—	1
Term Loans	16	48
Loans from CLP Hong Kong Financing Ltd.	45	19
Money Market Lines (including bank overdraft)	8	10

	100	100

Interest Rate Base
Floating Rate	42	37
Fixed Rate	58	63

	100	100

Maturity
Less than 1 year	8	19
1-3 years	31	32
4-5 years	16	19
After 5 years	45	30

	100	100

Currency
HK Dollar Loans	37	42
US Dollar Loans	—	2
Foreign Currency Loans (Hedged into HK Dollar)	63	56

	100	100

The weighted average interest rate for total borrowings for us and CAPCO was 4.10% and 4.23% respectively for 2003, as compared to 4.84% and 5.06%, respectively, for 2002. The borrowing costs will be affected by the changes in our financial strength, credit rating and economic and political conditions.

Our ratio of debt to total capitalization (i.e., total debt divided by the sum of total debt and shareholders’ equity) was 23% at December 31, 2003, and at December 31, 2002. Our ratio of earnings to fixed charges was 36:1, 34:1 and 25:1 for 2001, 2002 and 2003, respectively. See “Item 3. Key information — A. Selected financial data”.

Under certain loan agreements entered into by CAPCO, CAPCO is required to maintain the ratio of its borrowings to shareholders’ funds to be not more than 150%. At December 31, 2003, CAPCO’s ratio of borrowings to shareholders’ funds was 54%. Under some of our loan agreements, committed or uncommitted, material adverse change in our business could give rise to the acceleration of our repayment obligations and/or cancellation of available commitments. Under the current outlook, we do not expect any material adverse change in our business and believe we will be able to comply with the financial covenants.

As of December 31, 2003, we had contracted for capital expenditures in the amounts of HK$2,674 million (US$344 million). The contracted amounts for us and CAPCO combined were HK$3,574 million (US$460 million), of which the contracted amounts for 2004 totaled HK$3,334 million (US$429 million). These expenditures will be used primarily for enhancing our transmission and distribution systems and constructing Black Point Power Station Units 7 and 8. We expect to continue to make significant investments in fixed assets over the next several years which will be financed by cash flow from operations, borrowings from banks and export credit agencies and issuance of debt securities.

Financial Instruments for Hedging

We have, from time to time, entered into forward foreign exchange contracts, currency swaps and interest rate swaps to hedge our foreign currency and interest rate exposure on loan interest/repayments, purchase of goods and services and other projected expenditures with an objective to minimize the impact of exchange rate and interest rate fluctuation on earnings and tariff charges to customers. We employ these derivative instruments solely for hedging purposes. We do not engage in any derivative contracts for speculative purposes. See note 20 to our financial statements. As of December 31, 2003, our outstanding forward foreign exchange contracts, currency swaps and interest rate swap transactions amounted to HK$50,432 million (US$6,496 million). Out of this total, interest rate swap transactions accounted for about 74.3% and US dollar forward foreign exchange contracts and currency swaps accounted for about 95.7%. The fair value of these off-balance sheet financial instruments was HK$134 million loss (US$17 million), which represents the net obligations we would pay if these forward foreign exchange contracts, currency swaps and interest rate swaps were closed out on December 31, 2003. See “Item 11. Quantitative and Qualitative Disclosure about Market Risks”.

C.	Research and Development, Patents and Licenses, etc.

We sponsored research and development activities that are electricity-related in the areas of energy efficiency, conservation and environmental friendliness. The amounts incurred were immaterial to our business operations in the last three financial years. In addition, patents and licenses are immaterial to our business operations.

D.	Trend Information

Please see “—A. Operating Results —General” for a discussion of the most significant recent trends in our operations, sales and revenues since the end of 2003. In addition, please refer to discussions included in this Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net operating revenues, income from continuing operations, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E.	Off-balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, result of operations, liquidity, capital expenditure or capital resources that is material to investors.

F.	Tabular Disclosure of Contractual Obligations

The table below sets forth the aggregate amounts of our contractual obligations as of December 31, 2003.

	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in HK$ million)

Long-term debt obligations	6,884	2	2,342	1,200	3,340
Operating lease obligations	11	10	1	—	—
Purchase Obligations(1)	156,826	15,991	22,711	21,353	96,771

Total	163,721	16,003	25,054	22,553	100,111

(1)	Amount excluded certain open purchase orders for services that are provided on demand and the timing and amount of the purchase cannot be determined. The amount also included our estimated minimum obligations that are anticipated to arise under (i) the Electricity Supply Contract between us and CAPCO, (ii) the offtake and resale contracts between us and HKNIC and (iii) the capacity purchase contract between us and PSDC (see Note 22 “Related Party Transactions” to our Financial Statements for details of these contracts).

The aggregate amounts of contractual obligations of CAPCO as of December 31, 2003 is set forth as below.

	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in HK$ million)

Long-term debt obligations	8,654	1,643	3,203	2,036	1,772
Operating lease obligations	—	—	—	—	—
Purchase Obligations(2)	25,391	3,207	3,644	3,732	14,808

Total	34,045	4,850	6,847	5,768	16,580

(2)	Amount included the obligations on fuel-related payments.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

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

The following table shows information regarding all of our directors, alternate directors and executive officers as of May 31, 2004.

Name	Age	Position	Year Appointed to Current Title	Year Appointed as Director of our company
Directors
W. E. Mocatta	51	Chairman	1999	1993
Andrew Brandler	48	Vice Chairman	2000	2000
Betty S. M. Yuen	46	Managing Director	2002	1998
J. A. H. Leigh	50	Director	1997	1997
R. B. Hirsch(1)	48	Director	2001	2001
Peter P. W. Tse	53	Director	1999	1999
Stewart H. Saunders	60	Director	2002	2002
R. C. Eastwood	56	Director	2001	2001
Albert S. C. Poon	53	Director	2001	2001
Paul W. Y. Poon	51	Director	2002	2002
M. J. Hupka(1)	53	Director	2003	2003
Bradley W. Corson(1)	42	Director	2004	2004
David C. L. Tong(2)	33	Director	2004	2004

Alternate Directors
P. W. Greenwood, Alternate Director to J. A. H. Leigh	47	Company Secretary	1996	1998
Richard K. Lancaster, Alternate Director to Betty S. M. Yuen and Stewart H. Saunders	42	Alternate Director	2002	2002
R. Bischof (3) Second Alternate Director to W. E. Mocatta	62	Alternate Director	2004	2004
Mark Takahashi(4) Alternate Director to Peter P. W. Tse	45	Alternate Director	2004	2004

Name	Age	Position	Year Appointed to Current Title	Year Appointed as Director of our company
Executive Officers

Betty S. M. Yuen	46	Managing Director	2002	1998
Stewart H. Saunders	60	Chief Operating Officer	2002	2002
R. C. Eastwood	56	Director, Generation	2002	2001
Albert S. C. Poon	53	Director, Marketing and Customer Services	2002	2001
Paul W. Y. Poon	51	Director, Power Systems	2002	2002
Richard K. Lancaster	42	Commercial Director	2002	2002
Mark Takahashi	45	Director of Group Treasury, CLP Holdings Limited	2003	2004

Note:

(1)	Our Articles of Association provide that CAPCO shall have the right to appoint three Directors. Ms. L. J. Ryerkerk, Dr. R. B. Hirsch and Mr. M. J. Hupka were appointed to our Board of Directors by CAPCO. After serving for the full year in 2003, Ms L. J. Ryerkerk retired as a Director of our company on April 1, 2004 and Mr. Bradley W. Corson was appointed as a Director of our company on April 1, 2004.

(2)	Mr. David C. L. Tong was appointed as a Director of our company in place of Mr. J. S. Dickson Leach on January 2, 2004.

(3)	Mr. R. Bischof was appointed as the second alternate to Mr. W. E. Mocatta on January 2, 2004.

(4)	Mr. Mark Takahashi was appointed as alternate to Mr. Peter P. W. Tse on April 1, 2004.

Apart from the Managing Director and Executive Directors, all the Directors (including our Chairman) are subject to retirement by rotation. At the Annual General Meeting each year, two Directors for the time being (who have been longest in office since their last election or appointment) shall retire and are eligible for re-election in accordance with our Articles of Association.

In accordance with Article 104 of our Articles of Association, Mr. Andrew Brandler and Dr. R. B. Hirsch retired by rotation and were re-elected as Directors of our company at our Annual General Meeting held on March 19, 2004.

In accordance with Article 110 of our Articles of Association, Mr. David C. L. Tong retired and was elected as Director of our company at our Annual General Meeting held on March 19, 2004.

There are no family relationships amongst any of our officers or directors.

Biographical Details of Directors and Alternate Directors

Directors

W. E. Mocatta, FCA

Mr. Mocatta is a Fellow of The Institute of Chartered Accountants in England and Wales. He became a Director of Sir Elly Kadoorie & Sons Ltd. in 1982. He is the Chairman of Hong Kong Pumped Storage Development Company, Limited and a Director of Castle Peak Power Company Limited. He is also the Vice Chairman of CLP Holdings Limited, the Chairman of CLP Telecommunications Limited and CLP Properties Limited as well as a Director of The Hongkong and Shanghai Hotels, Ltd. and other companies in Hong Kong.

Andrew Brandler, MA, MBA, ACA

Mr. Brandler holds an MA degree from the University of Cambridge, MBA degree from Harvard Business School, and is a Member of The Institute of Chartered Accountants in England and Wales. He joined the CLP Group as the Group Managing Director and Chief Executive Officer in May 2000 and is responsible for overall group performance. He is also a Director of Castle Peak Power Company Limited and Hong Kong Pumped Storage Development Company, Limited. Prior to joining the CLP Group, Mr. Brandler was an investment banker, specializing in the energy and utility sectors and was the Head of Asia-Pacific Corporate Finance with Schroders, based in Hong Kong.

Betty S. M. Yuen, B.Comm., CA (Canada)

Mrs. Yuen has overall responsibility for our company. She is also a Director of Castle Peak Power Company Limited and Hong Kong Pumped Storage Development Company, Limited. Mrs. Yuen began her career in public accounting in Canada. She spent 13 years with ExxonMobil Energy Limited and her latest position there was Executive Director – Finance and Development before taking up the position in our company as Director – Finance and Planning in 1999. Mrs. Yuen assumed her current position in April 2002.

J. A. H. Leigh

Mr. Leigh is a lawyer by training. Prior to joining the CLP Group, Mr. Leigh was in private practice as a solicitor in Hong Kong and the United Kingdom. He was the Senior Legal Advisor, Company Secretary and General Manager – Corporate Affairs in the CLP Group between 1986 and 1996. Mr. Leigh is currently a Director of Sir Elly Kadoorie & Sons Ltd., overseeing a number of the Kadoorie Family’s interests in Hong Kong and overseas. He is a Director of CLP Holdings Limited.

R. B. Hirsch, BS, PhD

Dr. Hirsch is the Planning Director of ExxonMobil Energy Limited. He is a Director of ExxonMobil Energy Limited, Castle Peak Power Company Limited and Hong Kong Pumped Storage Development Company, Limited. He holds a BS degree in Chemistry and Economics from Yale University and a PhD degree in Economics from the Massachusetts Institute of Technology. He began his career with Exxon Mobil Corporation (formerly known as Exxon Corporation) in 1981 and has held positions in economics, planning, and finance. He assumed his present position in Hong Kong in August 2001.

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

Peter P. W. Tse, BSc (Eng.), MSc, FCA, FHKSA

Mr. Tse holds a BSc degree in Mechanical Engineering from The University of Hong Kong and an MSc degree from The University of Stirling in Scotland. He is a Fellow of The Institute of Chartered Accountants in England and Wales and a Fellow of The Hong Kong Society of Accountants. Mr. Tse is the Group Executive Director and Chief Financial Officer of CLP Holdings Limited. He is responsible for the CLP Group’s financial and treasury affairs, investor relations and property business. Before joining the CLP Group in 1981, he worked with Deloitte & Co. in London and Hong Kong, and the Swire Group. Mr. Tse is a member of the Listing Committees of the Main Board and Growth Enterprises Market Board of The Stock Exchange of Hong Kong Limited and a member of the Dual Filing Advisory Group of Securities and Futures Commission.

Stewart H. Saunders, MBE, BSc (Eng.), DipMS, C.Eng., MIEE, MBIM

Mr. Saunders is the Chief Operating Officer of our company and is responsible for operational performance within the Scheme of Control business. He is also a Director of Castle Peak Power Company Limited. He began his career in the power sector in 1960 when he joined the South of Scotland Electricity Board. He was seconded from ScottishPower to CLP Power in March 1997 to lead the integration of Transmission and Distribution & Customer Services Business Groups and became the General Manager of Power Systems in September of that year. He served as such until he returned to the United Kingdom in August 1999. Prior to assuming his current position in June 2002, Mr. Saunders was the Managing Director of Manweb, then the Corporate Regional Director of ScottishPower. He was awarded an MBE for his services to the Electricity Industry in the 2002 New Year’s Honours List in the United Kingdom.

R. C. Eastwood, BSc, MIEE

Mr. Eastwood is the Director, Generation of our company. He is also a Director of Castle Peak Power Company Limited and the Alternate to Mr. Andrew Brandler and Mrs. Betty S. M. Yuen on the Board of Hong Kong Pumped Storage Development Company, Limited. He is responsible for the operation and maintenance of Castle Peak Power Company Limited’s generating facilities at Castle Peak, Black Point and Penny’s Bay Power Stations in Hong Kong. He also manages our company’s interests in the Guangzhou Pumped Storage Power Station in the Chinese mainland. He began his career with the Central Electricity Generating Board of the United Kingdom and subsequently transferred to our company in 1978 after two years on secondment with British Electricity International at the Tsing Yi Power Station. Mr. Eastwood assumed his current position in August 2001.

Albert S. C. Poon, PhD

Dr. Poon is the Director, Marketing and Customer Services of our company and manages the marketing and customer services functions. He joined our company in 1980, having gained experience with the Electricity Commission of New South Wales in Australia. Dr. Poon held a range of corporate strategy and planning posts before joining our company’s Marketing and Customer Services team as the Head of Business Strategy & Planning. He assumed his present position in October 2001.

Paul W. Y. Poon, BSc (Eng.), MIEE, MHKIE

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

David C. L. Tong, BEng, MIMechE, CEng

Mr. Tong holds a BEng degree from Imperial College, University of London, and is a Chartered Engineer with working and management experience in Hong Kong, Scotland and Texas. He is a Director of Sir Elly Kadoorie & Sons Limited. Mr. Tong also serves on several other corporate boards in Hong Kong.

Bradley W. Corson, BS (Chemical Engineering)

Mr. Corson is the Chairman of ExxonMobil Energy Limited and Castle Peak Power Company Limited as well as the Deputy Chairman of Hong Kong Pumped Storage Development Company, Limited. He is also a Director of CLP Research Institute Limited. Mr. Corson holds a Bachelor of Science degree in Chemical Engineering from Auburn University. He joined Exxon Mobil Corporation (then Exxon Corporation) in 1983 and has broad experience in the oil and gas industry including operations, technical, environmental, commercial, strategic planning and human resources. He was assigned to work in Hong Kong as the Chairman of ExxonMobil Energy Limited in April 2004.

Alternate Directors

Peter W. Greenwood, MA, FCS, FCIS

Mr. Greenwood holds an MA degree in law from the University of Cambridge. He is a Fellow of The Institute of Chartered Secretaries in England and a Fellow of The Hong Kong Institute of Company Secretaries. He is a solicitor in England and Wales and in Hong Kong as well as being qualified as an avocat in France. Mr. Greenwood is the Director, Corporate Counsel and Company Secretary of CLP Holdings Limited and is responsible for the CLP Group’s corporate secretarial and group legal affairs. Before joining the CLP Group in 1995, he was with the Provisional Airport Authority, Hong Kong, and was previously in private practice as a solicitor with leading corporate law firms in the United Kingdom, Hong Kong and France.

Richard K. Lancaster, BE

Mr. Lancaster is the Commercial Director of our company and is responsible for our commercial affairs including the procurement, legal and shared services functions. He joined our company in 1992 and held a range of posts mostly in the Generation business, before moving to lead up the Corporate Commercial Group in 2002. An engineer by background, Mr. Lancaster began his career with the Electricity Commission of New South Wales in Australia, and gained a wide experience in various industrial operations in both Australia and the United Kingdom prior to joining our company.

R. Bischof

Educated in Switzerland, Mr. Bischof has been engaged in the field of asset management and private banking in Hong Kong since 1971, including several years with the former Swiss Bank Corporation. Prior to coming to Hong Kong, Mr. Bischof also worked for a leading British investment bank in London, Madrid and New York. He joined Sir Elly Kadoorie & Sons Ltd. as a Director in 1996. He is also a Director of CLP Holdings Limited.

Mark Takahashi

Mr. Takahashi joined CLP Holdings Limited in December 2003 and is responsible for CLP Group Treasury and CLP Power finance activities, including finance, cash management, foreign exchange, interest rate management and coordination of banking relations. He has over 16 years of experience in the power industry and has accumulated a wealth of experience in corporate finance, project finance and treasury operations. Mr. Takahashi worked for InterGen from 1995 to 2003 as a regional finance vice president covering Asia as well as the corporate treasurer. He holds an MBA degree from Wharton School, University of Pennsylvania and a BS degree in civil engineering from the University of Colorado.

B.	Compensation

We have adopted a Senior Executive Remuneration Programme which was revised with effect from May 1, 2001. The programme consists of base compensation, retirement and medical benefits and performance-based incentive schemes. The programme includes an Annual Incentive Plan and a Long-term Incentive Plan. The Annual Incentive Plan focuses on achievement of annual objectives and rewarding Senior Executives for results achieved. Awards are payable annually in cash. The Long-term Incentive Plan aims to align management and shareholder interests. The Long-term Incentive Plan ties to CLP Holdings’ long-term share performance by using a phantom share plan with a vesting period of three years. We pay the Senior Executives an amount equal to the product of a notional number of shares, determined by performance, and the prevailing share price at the end of the three-year period. We recognize these incentive bonuses as an expense on a pro-rata basis throughout the three-year period. Subject to certain vesting conditions, the award is payable in the fourth year.

Directors’ Remuneration

For 2003, our Directors’ remuneration included their fees of approximately HK$1 million; salaries, allowances and benefits in kind of approximately HK$24 million and contribution made to provident funds on Directors’ behalf of approximately HK$2 million. Each of the Directors (namely Mr. W. E. Mocatta, Mr. J. A. H. Leigh, Dr. R. B. Hirsch, Mr. M. J. Hupka, Ms. L. J. Ryerkerk and Mr. J. S. Dickson Leach) who are not employed by our Company are paid fees at HK$75,000 per annum. A Directors’ fee of the same amount each is paid to CLP Holdings for the services of Mr. Andrew Brandler and Mr. Peter P. W. Tse on the Board of our Company.

Executive Officers’ Remuneration

Except for one of our executive officers who has joined the Mandatory Provident Fund (MPF) scheme operated by an independent service provider, all of our other executive officers have joined the CLP Group Provident Fund Scheme (GPFS). Our contribution to the MPF and the GPFS amounts to a maximum of 5% and 12.5% of base compensation, respectively.

For 2003, our executive officers’ remuneration included salaries, allowances and benefits in kind of approximately HK$24 million and contribution made to provident funds on the Officers’ behalf of approximately HK$2 million.

C.	Board Practices

We have not signed any service contract with any Director in respect of provision of benefits upon termination of employment.

Our Board of Directors has appointed a Finance and General Committee with specific terms of reference. The membership and a summary of the terms of reference of the Finance and General Committee are listed below.

Finance and General Committee

Members: Mr. W. E. Mocatta, Mr. R. Bischof (appointed on January 2, 2004), Mr. J. S. Dickson Leach (retired on January 2, 2004), Ms. L. J. Ryerkerk (retired on April 1, 2004), Mr. Bradley W. Corson (appointed on April 1, 2004), Mr. M. J. Hupka, Mr. Andrew Brandler, Mr. Peter P. W. Tse, Mrs. Betty S. M. Yuen, Mr. Richard K. Lancaster, Mr. Stewart H. Saunders, Mr. Mark Takahashi (appointed on April 1, 2004) and Mr. Benjamin K. L. Lau (retired as a member on April 1, 2004 and was appointed as the alternate to Mr. Mark Takahashi on April 1, 2004).

The Finance and General Committee meets as and when required to review the financial operations and issues regarding the management and operation of our company. The Finance and General Committee endorses recommendations to our Board of Directors as deemed appropriate or approves actions within its delegated authority. The scope of reviews and actions arising from the reviews are subject to the CLP Group policies and guidelines established by our parent company, CLP Holdings, from time to time. There were five meetings of the Finance and General Committee in 2003.

D.	Employees

As at December 31, 2003, we had a total workforce of 3,915, as compared with 3,865 as at December 31, 2002 and 3,640 as at December 31, 2001. Of the total number of employees as at December 31, 2003, 33% were professionals and administrative personnel, 34% were engineers and technical personnel and 33% were industrial workers. We do not have any unions or labour organisations and consider our relationship with our employees to be satisfactory.

We participate in CLP Group’s defined contribution plans in Hong Kong, the GPFS and the Mandatory Provident Fund (MPF) Scheme operated by an independent service provider. Our contribution to the MPF and GPFS amounts to a maximum of 5% and 12.5% of base compensation respectively, the assets of which are held in separate trustee-administered funds.

E.	Share Ownership

We are wholly owned by CLP Holdings Limited, a company incorporated in Hong Kong with limited liability and listed on The Stock Exchange of Hong Kong Limited.

As at December 31, 2003, there was no arrangement that involved the issue or grant of options or shares or securities from us.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

We are a wholly owned subsidiary of CLP Holdings Limited, a company incorporated in Hong Kong with limited liability and listed on The Stock Exchange of Hong Kong Limited.

B.	Related Party Transactions

We from time to time have engaged in a variety of transactions with our affiliates in the normal course of business. Our policy is to encourage competition among suppliers that may include our affiliates. We usually select our suppliers through competitive bidding procedures. We believe that such transactions have been conducted on terms as favorable to us as would be obtainable at the time in a comparable arm’s length transaction with a non-affiliate. See Note 22 to the financial statement included in “Item 17. Financial Statements” in this annual report.

CAPCO

Under a contract between us and CAPCO, a company in which we hold 40% of equity interest, we are obligated to purchase all of the electricity generated by CAPCO. Pursuant to the contract, the price paid by us to CAPCO is sufficient to cover all of CAPCO’s operating expenses as well as CAPCO’s share of return permitted under the Scheme of Control. See “Item 4. Information on the Company – B. Business Overview – Electricity Business in Hong Kong – Scheme of Control and – Power Purchases from CAPCO”. In 2003, we purchased approximately 69% of our electricity from CAPCO at a price of HK$10,431 million (US$1,344 million), as compared to HK$10,191 million in 2002 and HK$9,815 million in 2001.

In addition, we have provided funds to CAPCO as shareholders’ advances in the form of interest-free loans. As at December 31, 2003, our advances to CAPCO amounted to HK$5,768 million (US$743 million), as compared to HK$4,934 million in 2002 and HK$4,346 million in 2001. The increase in our advances to CAPCO during 2003 was due to the new advances of HK$2,659 million (US$342 million) which was offset by the repayments of HK$1,803 million (US$232 million), and an unrealized exchange loss of HK$22 million. The largest amount outstanding in 2003 was HK$6,008 million (US$774 million).

Pursuant to a deed of subordination, shareholders’ advances to CAPCO are subordinated to CAPCO’s certain debt financing and may be repaid to the extent that CAPCO’s ratio of borrowed moneys to shareholders’ funds (representing the sum of the issued share capital, deferred taxation, retained profit, proposed dividend, shareholders’ advances (excluding unrealized exchange differences) and special advances) is not higher than 1.5:1. Such ratio has been kept below 1.5:1 and as at December 31, 2003, such ratio was 0.54:1, compared to 0.75:1 at 2002 and 0.98:1 in 2001. See “Item 4. Information on the Company – Relationship with CAPCO – CAPCO Financing”.

Guangdong Daya Bay Nuclear Power Station

Pursuant to several offtake and resale contracts, we are obligated to purchase a total of 70% of the output of the Guangdong Daya Bay Nuclear Power Station, or GNPS, in Guangdong Province, China. The contracts extend for 20 years from 1994. Under the contracts, we have a right to purchase 25% of the electricity generated by GNPS for an additional five years. The price for electricity generated by GNPS through the term of the contracts is determined by a formula based on GNPS’s operating costs and a calculation of profits by reference to shareholders funds and the capacity factor for a given year. In 2003, we purchased approximately 31% of our power from GNPS at a price of approximately HK$5,134 million (US$661 million), as compared to HK$4,976 million in 2002 and HK$5,013 million in 2001. Our affiliate, Hong Kong Nuclear Investment Company Limited, owns a 25% equity interest in GNPS. See “Item 4. Information on the Company – Non-CAPCO Power Purchases/Storage Facilities”.

Hong Kong Pumped Storage Development Co., Ltd.

Hong Kong Pumped Storage Development Co., Ltd. or “PSDC”, in which we hold a 49% equity interest, has the right to use 50% of the 1,200 MW capacity of Phase 1 of the Guangzhou Pumped Storage Power Station for 40 years from 1994. Pursuant to a contract between us and PSDC, we have the right to make use of that capacity. The price paid by us to PSDC is sufficient to cover all of PSDC’s operating expenses, taxation and net return. In 2003, we paid PSDC approximately HK$308 million (US$40 million) for the pumped storage service, as compared to HK$419 million in 2002 and HK$424 million in 2001. The lower charges for the current year was mainly due to lower taxation after accounting for the deferred tax credit.

In addition, we have provided funds to PSDC as shareholders’ advances in the form of interest-free loans. As at December 31, 2003, our advances to PSDC amounted to HK$306 million (US$39 million), as compared to HK$300 million in 2002 and HK$290 million in 2001. The increase in our advances to PSDC during 2003 was due to new advances of HK$145 million (US$19 million), which was offset by the repayment of HK$138 million (US$18 million), and an unrealized exchange loss of HK$1 million. The largest amount outstanding in 2003 was HK$324 million (US$42 million). See “Item 4. Information on the Company – Non-CAPCO Power Purchases/Storage Facilities”.

CLP Engineering Limited

We have entered into a number of capital work contracts with CLP Engineering Limited, another subsidiary of our parent company, CLP Holdings, to develop and construct our transmission and distribution facilities. The prices of the contracts are determined with reference to the prevailing market prices. During 2003, the capital works rendered to us by CLP Engineering amounted to HK$342 million (US$44 million).

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

Financial Statements

Please refer to “Item 17. Financial Statements” for the financial statements which form an integral part of this annual report on Form 20-F.

Information on legal or arbitration proceedings

We are not aware that any of us, our directors, any member of our senior management or any of our affiliates is a party to any current or pending legal or arbitration proceedings the outcome of which is expected to have a material adverse effect on us.

B.	Significant Changes

There are no significant changes that have occurred since the date of the annual financial statements.

Item 9.	The Offer and Listing

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable for reporting.

B.	Memorandum and Articles of Association

Our Memorandum of Association was adopted on December 28, 1918. As a result of the conversion into a private company, our current Articles of Association were adopted on March 11, 1998. The following is a summary of certain provisions of our Memorandum and Articles of Association.

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

Apart from the Managing Director and Executive Directors, all the Directors (including the Chairman) are subject to retirement by rotation. At the Annual General Meeting each year, two Directors for the time being who have been longest in office since their last election or appointment shall retire and are eligible for re-election in accordance with our Articles of Association. There is no provision for the retirement of our Directors at a specified age limit.

Our Directors are not required to hold any of our shares by way of qualification. A Director who is not a shareholder of us is nevertheless entitled to attend and speak at shareholders meetings.

Dividends

Our profits available for dividend and determined to be distributed shall be applied to pay dividends to shareholders according to their respective rights and priorities. Except for shares with special rights as to dividends, all dividends shall be declared and paid according to the amounts paid up or deemed paid up on shares.

Our Company may declare dividends by passing an ordinary resolution at an Annual General Meeting. Our Board of Directors may if they think fit from time to time declare and pay to the shareholders such interim dividends as appear to our Board to be justified by our profits.

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

No foreign exchange controls exist in Hong Kong and there is a free flow of capital into and out of Hong Kong. There are no restrictions on remittances of Hong Kong dollars or any other currency from Hong Kong to persons not resident in Hong Kong for the purpose of paying interest on corporate indebtedness or otherwise. There are no limitations on the right of non-resident or foreign owners to hold our U.S. Dollar Notes due April 15, 2006, or the 2006 Notes, imposed by Hong Kong law or by our Memorandum and Articles of Association.

The Hong Kong dollar is freely convertible into other currencies, including the U.S. dollar. Since October 17, 1983, the Hong Kong dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The link is supported by an agreement between Hong Kong’s three banknote-issuing banks and the Hong Kong Government. This agreement requires that banknotes issued by such banks be backed by certificates of indebtedness which have been purchased by such banks from the Hong Kong Government Exchange Fund with U.S. dollars at the fixed exchange rate of HK$7.80 to US$1.00. The banknote-issuing banks shall hold the certificates of indebtedness as cover for the banknotes issued. When banknotes are withdrawn from circulation, the issuing bank surrenders certificates of indebtedness to the Hong Kong Government Exchange Fund and receives the payment of the equivalent amount in U.S. dollars at the fixed rate of exchange. The agreement does not have a fixed term, and we cannot assure you that this or any linked exchange rate will be maintained. Hong Kong’s three banknote-issuing banks are The Hongkong and Shanghai Banking Corporation Limited, Standard Chartered Bank and the Bank of China (Hong Kong) Limited.

The market exchange rate of the Hong Kong dollar against the U.S. dollar continues to be determined by the forces of supply and demand in the foreign exchange market, although the Hong Kong Government, acting through the Hong Kong Monetary Authority, may use a number of means to maintain exchange rate stability. The market exchange rate has not deviated significantly from the rate of HK$7.80 to US$1.00. Exchange rates between the Hong Kong dollar and other currencies fluctuate in accordance with the exchange rate between the U.S. dollar and such currencies.

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

A United States holder means a beneficial holder of a 2006 Note (other than a partnership) that is for United States federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if (a) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to make all substantial decisions of the trust or (b) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

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

The U.S. Securities and Exchange Commission, or the SEC, allows us to “incorporate by reference” the information we have filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference in this annual report is considered to be part of this annual report. We therefore may incorporate by reference in Item 19 of this annual report certain exhibits which we filed with the SEC before. You may read and copy this annual report, including the exhibits incorporated by reference in this annual report, at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC’s regional offices in New York, New York and Chicago, Illinois. You can also request copies of this annual report, including the exhibits incorporated by reference in this annual report, upon payment of a duplicating fee, by writing to the SEC’s Public Reference Room.

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

Our core electric utility operations in Hong Kong are regulated under the Scheme of Control. Under the terms of the Scheme of Control, we and CAPCO’s financing costs in excess of 8% per annum, costs of fuel and commodity costs are passed on to customers through the tariff mechanism so that we are able to receive our net return. See “Item 4. Information on the Company - Scheme of Control”.

Due to these arrangements, we do not believe that during the term of the current Scheme of Control which expires in 2008, we would face material market risks to our rate of return from interest rate risk, foreign currency exchange risk or commodity price risk. Under the Scheme of Control, however, we have an overriding obligation to provide electricity to our service area at the lowest possible cost, and we must periodically submit financial plans to the Hong Kong Government for approval. Because of these factors, we do take steps as described below to manage the impact of any such market exposures on our operations. See “Item 4. Information on the Company - Scheme of Control”.

Foreign currency exposures mainly arise from loan repayment and interest payment obligations, purchases of goods and services and other projected expenditures. We use derivative instruments, including forward foreign exchange contracts, currency swaps and interest rate swaps, to manage our exposure to foreign currency and interest rate risks with an objective to minimize the impact of exchange rate and interest rate fluctuation on our earnings and tariff charges to customers. Our interest rate risks are managed according to our preferred interest rate mix model. All hedging transactions arranged are with counterparties with acceptable credit ratings. A limit is assigned to each counterparty for monitoring the credit exposure. As we employ all these derivative instruments solely for hedging purposes, we are not exposed to market risk because the change in fair value will be offset by change in the market values of the underlying hedged items. During 2003, we arranged further forward purchase of U.S. dollars to hedge our U.S. dollar exposure on loan repayment and interest payments, purchase of goods and services and other projected expenditures. In the same year, CAPCO entered into interest rate swaps with notional principal amounts of HK$2,340 million (US$ 301 million) to hedge the floating interest rate exposure arising from the new Hong Kong dollar loan which was arranged for refinancing certain U.S. dollar loan facilities. After taking into account this refinancing and the forward purchase of U.S. dollars, the percentage of unhedged U.S. dollar loans to total loans of us and CAPCO combined was 2% at December 31, 2003 compared to 29% at December 31, 2002.

The tables below provide information about our derivative financial instruments that are sensitive to changes in interest rates or foreign currency exchange rates. For debt obligations, the tables present principal cash flows and related weighted average interest rates by expected maturity dates. For cross currency and interest rate swaps and forward foreign exchange contracts, the tables present the notional amounts and weighted average exchange rates or weighted average interest rates by contractual maturity dates.

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

INTEREST RATE RISK

	December 2003								December 2002
	Expected Maturity Dates						Total	Aggregate Fair Value	Total	Aggregate Fair Value
	2004	2005	2006	2007	2008	Thereafter
	In HK$ equivalent, millions

On-balance sheet financial instruments

I. Capital Markets Instruments
Fixed Rate Notes (USD)	—	—	2,340	—	—	2,340	4,680	5,209	4,680	5,417
Average Interest Rate %	—	—	7.50	—	—	6.25	6.88		6.88
Fixed Rate Notes (HKD)	—	—	—	—	—	1,000	1,000	1,015	—	—
Average Interest Rate %	—	—	—	—	—	4.73	4.73		—

II. Bank Loans
Fixed Rate (USD)	2	2	—	—	—	—	4	4	6	7
Average Interest Rate %	5.42	5.42	—	—	—	—	5.42		5.42
Floating Rate (HKD)	—	—	—	—	1,200	—	1,200	1,200	1,500	1,500
Average Interest Rate %	—	—	—	—	3.74	—	3.74		3.01

INTEREST RATE RISK

	December 2003								December 2002
	Expected Maturity Dates						Total	Aggregate Fair Value(1)	Total	Aggregate Fair Value(1)
	2004	2005	2006	2007	2008	Thereafter
	In HK$ equivalent, millions

Off-balance sheet financial instruments

III. Cross Currency & Interest Rate Swaps
1. Fixed to Variable
Notional pay amount (HKD)	—	—	1,170	—	—	2,340	3,510	388	3,510	508
Notional receive amount (USD)	—	—	1,170	—	—	2,340	3,510		3,510
Interest pay rate (%)	—	—	2.31	—	—	5.35	4.34		4.63
Interest receive rate (%)	—	—	7.50	—	—	6.25	6.67		6.67
2. Fixed to Fixed
Notional pay amount (HKD)	—	—	1,170	—	—	—	1,170	(32)	1,170	(8)
Notional receive amount (USD)	—	—	1,170	—	—	—	1,170		1,170
Interest pay rate (%)	—	—	8.00	—	—	—	8.00		8.00
Interest receive rate (%)	—	—	7.50	—	—	—	7.50		7.50

IV. Interest Rate Swaps
1. Variable to Fixed
Notional amount (HKD)	—	—	1,170	1,000	—	—	2,170	(201)	2,170	(206)
Interest pay rate (%)	—	—	5.65	5.32	—	—	5.50		5.50
Interest receive rate (%)	—	—	1.96	2.78	—	—	2.34		3.64

Note:

(1)	Fair value for off-balance sheet financial instruments represent the amounts the Company would receive / (pay) to close out the transactions.

CURRENCY RISK

	December 2003								December 2002
	Expected Maturity Dates						Total	Aggregate Fair Value	Total	Aggregate Fair Value
	2004	2005	2006	2007	2008	Thereafter
	In HK$ equivalent, millions

On-balance sheet financial instruments

I. Bank Loans:
Fixed Rate (USD)	2	2	—	—	—	—	4	4	6	7
Average Interest Rate %	5.42	5.42	—	—	—	—	5.42		5.42

CURRENCY RISK

	December 2003								December 2002
	Expected Maturity Dates						Total	Aggregate Fair Value(1)	Total	Aggregate Fair Value(1)
	2004	2005	2006	2007	2008	Thereafter
	In HK$ equivalent, millions

Off-balance sheet financial instruments

II. Forward Foreign Exchange Contracts

1. For Firm Commitments
Swiss Franc (in millions)	7	—	—	—	—	—	7	1	1	—
Weighted Average Contract Rate (Vs HKD)	5.6882	—	—	—	—	—	5.6882		5.4745

British Pounds (in millions)	10	—	—	—	—	—	10	1	13	1
Weighted Average Contract Rate (Vs HKD)	13.0053	—	—	—	—	—	13.0053		11.4866

Japanese Yen (in millions)	25	—	—	—	—	—	25	1	20	—
Weighted Average Contract Rate (Vs HKD)	0.0703	—	—	—	—	—	0.0703		0.0662

Euro (in millions)	181	—	—	—	—	—	181	22	165	8
Weighted Average Contract Rate (Vs HKD)	8.6554	—	—	—	—	—	8.6554		7.6674

Euro (in millions)	—	—	—	—	—	—	—	—	21	—
Weighted Average Contract Rate (Vs USD)	—	—	—	—	—	—	—		1.0773

Note:

(1)	Fair value for off-balance sheet financial instruments represent the amounts the Company would receive / (pay) to close out the transactions.

CURRENCY RISK

	December 2003								December 2002
	Expected Maturity Dates						Total	Aggregate Fair Value(1)	Total	Aggregate Fair Value(1)
	2004	2005	2006	2007	2008	Thereafter
	In HK$ equivalent, millions

Off-balance sheet financial instruments

II. Forward Foreign Exchange Contracts

2. For Anticipated Transactions
British Pounds (in millions)	1	—	—	—	—	—	1	—	—	—
Weighted Average Contract Rate (Vs HKD)	13.0053	—	—	—	—	—	13.0053		—

Japanese Yen (in millions)	—	—	—	—	—	—		—	7	—
Weighted Average Contract Rate (Vs HKD)	—	—	—	—	—	—			0.0662

Euro (in millions)	68	—	—	—	—	—	68	8	171	10
Weighted Average Contract Rate (Vs HKD)	8.6554	—	—	—	—	—	8.6554		7.6674

US Dollars (in millions)	9,709	9,024	8,635	8,194	7,728	—	43,290	(322)	22,523	57
Weighted Average Contract Rate (Vs HKD)	7.8002	7.7736	7.7795	7.7939	7.7916	—	7.7878		7.7984

Note:

(1)	Fair value for off-balance sheet financial instruments represent the amounts the Company would receive / (pay) to close out the transactions.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

An evaluation has been carried out under the supervision and with the participation of our management, including Mrs. Betty S. M. Yuen, our Managing Director and Mr. Mark Takahashi, Head of our Finance and Treasury Function, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this annual report. Based on that evaluation, our Managing Director and Head of Finance and Treasury have concluded that our disclosure controls and procedures are effective in ensuring that information required to be disclosed in this annual report is recorded, processed, summarized and reported within the time period specified in the rules and forms of the Securities and Exchange Commission.

During the year, we have implemented a new Customer Care and Marketing System (CCMS). The CCMS is an on-line, integrated, billing and customer services system which could significantly affect our internal control over financial reporting. The change is made in order to provide better services covering billing, finance, customer services, device management and customer relationship management. Great care has been taken in every phase of the implementation of the CCMS and management is satisfied that the system is adequately designed and operating effectively. Other than the aforementioned, there have been no other significant changes in our internal controls over financial reporting that occurred during the period covered by the annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

Not applicable.

Item 16B.	Code of Ethics

We have adopted a code of conduct, or the Code, that applies to our Managing Director and principal financial officers since the early 1990’s. It also applies to Directors, other officers and employees of our Company. In the case of joint ventures or companies in which we do not hold a controlling interest, our representatives concerned are expected to act in accordance with the Code themselves and to do everything possible to influence those with whom they are working to ensure that they also act to similar standards of integrity and ethical behavior.

As our policy and practice, we are committed to act with integrity in all our activities; we care how results are achieved, not just that they are achieved. This commitment stems from a corporate awareness that our long-term interests are best served by maintaining a strong commitment to honest and open business practices.

We amended our Code in December 2002 to address the code of ethics requirements of the Sarbanes-Oxley Act. There have been no changes to the Code nor has any waiver been granted since then. During the year, control awareness workshops were held as a refresher for our employees on the importance and rationale of our control systems, including the Code. Employees above a designated level are also required to sign annual statements confirming their compliance with the Code.

The text of the Code is posted on our website www.clpgroup.com under the “Corporate Governance — CLP Value Framework and Policy — CLP Value Framework” section.

Item 16C.	Principal Accountant Fees and Services

PricewaterhouseCoopers served as our independent auditors for the financial years ended December 31, 2002 and 2003.

The following table presents the aggregate fees for professional services and other services rendered to us by PricewaterhouseCoopers in 2002 and 2003. All such services were pre-approved by the Audit Committee of our parent company, CLP Holdings.

	Year Ended December 31,
	2002	2003
	HK$m	HK$m

Audit fees	1	3
Audit-related fees(1)	1	1
Tax fees	—	—
All other fees	—	—

	2	4

(1)	Audit-related fees included annual review fee for the related documents under the Medium Term Note Programme, consultation on accounting treatment related to audit, and the audit of our provident funds.

Audit Committee Pre-approval Policies and Procedures

The pre-approval functions for audit and non-audit works rendered by our auditor are assumed by the Audit Committee of our parent company, CLP Holdings.

Appointment of our auditor is endorsed by the Board, with final approval and authorization by the shareholders in our Annual General Meeting.

The Audit Committee of CLP Holdings has established policies and procedures for pre-approval of audit and non-audit services by our auditors. The policy stipulates that the auditor will not be employed for non-audit work unless it constitutes permissible non-audit work as defined in the Sarbanes-Oxley Act and has been pre-approved by the Audit Committee. In addition, there must be clear efficiencies and value-added benefits to us from that work being undertaken by the auditor, with no adverse effect on the independence of their audit work, or the perception of such independence. The total amount of permissible non-audit services provided by the auditor each year should be budgeted at a level determined appropriate by the Audit Committee of CLP Holdings, taking into account the business activities in question and the relevant experience of the auditor.

The guideline also outlines the procedures for the approval of permissible non-audit services by our auditor. Such engagement can be approved on a case-by-case basis by the Audit Committee of CLP Holdings or based on pre-approval procedures endorsed by the Audit Committee of CLP Holdings as set out below.

(a)	At the beginning of each year, a budget for the provision of permissible non-audit services is to be submitted for consideration and approval by the Audit Committee of CLP Holdings.

(b)	Before the actual engagement of the auditor, the relevant business unit is to submit to the Group Executive Director & Chief Financial Officer, on a case-by-case basis and against the pre-approved budget, justification that the service meets the requirements of pre-approval policy and guidelines and does not impair the independence of the auditor.

(c)	The Group Executive Director & Chief Financial Officer, if he considers the proposal is in order, may endorse the engagement where the estimated fee for that engagement is not more than HK$0.5 million.

(d)	If the estimated service fee is more than HK$0.5 million, or if it exceeds the pre-approved budget level for that category of service, it will be submitted to the Audit Committee of CLP Holdings for explicit approval.

A report on the actual engagement of the auditor for permissible non-audit services to the Group will be submitted to the Audit Committee of CLP Holdings at each of its scheduled meetings, detailing the cost of each service and the justification thereof.

PART III

Item 17.	Financial Statements

Our financial statements and the report thereon by our independent auditors listed below are attached to this annual report as follows:

Page

CLP Power Hong Kong Limited

Report of Independent Auditors	F - 2

Profit and Loss Account for the years ended December 31, 2001, 2002 and 2003	F - 3

Balance Sheet as of December 31, 2002 and 2003	F - 4

Statement of Changes in Equity for the years ended December 31, 2001, 2002 and 2003	F - 5

Cash Flow Statement for the years ended December 31, 2001, 2002 and 2003	F - 6

Notes to Financial Statements	F – 7 to F - 36

Scheme of Control Statement	F – 37 to F - 39

Castle Peak Power Company Limited

Report of Independent Auditors	F - 40

Profit and Loss Account for the years ended December 31, 2001, 2002 and 2003	F - 41

Balance Sheet as of December 31, 2002 and 2003	F - 42

Statement of Changes in Equity for the years ended December 31, 2001, 2002 and 2003	F - 43

Cash Flow Statement for the years ended December 31, 2001, 2002 and 2003	F - 44

Notes to Financial Statements	F – 45 to F - 56

Item 18.	Financial Statements

Not applicable.

Item 19.	Exhibits

Exhibit Index

Exhibit No.	Description

1.1	Memorandum and Articles of Association of registrant.*

2.1	Trust Deed in respect of the US$1,500,000,000 Medium Term Note Programme, established by our wholly owned subsidiary, CLP Power Hong Kong Financing Limited on April 3, 2002, and guaranteed by our company**

8.1	List of subsidiaries. See “Item 4. Information on the Company – CLP Power Hong Kong Limited”

12.1	Certification by our Managing Director pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by our Head of Finance and Treasury Function pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by our Managing Director pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by our Head of Finance and Treasury Function pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to Exhibit No. 1 to our annual report on Form 20-F for fiscal 1998 dated March 23, 1999 and filed with the Securities and Exchange Commission on March 26, 1999.

**	Incorporated by reference to Exhibit No. 2.1 to our annual report on Form 20-F for the year ended December 31, 2001 dated June 25, 2002 and filed with the Securities and Exchange Commission on June 27, 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CLP Power Hong Kong Limited

Registrant

/s/ Mark Takahashi
Mark Takahashi
Head of Finance and Treasury Function

Date: June 16, 2004

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of

CLP Power Hong Kong Limited

We have audited the accompanying balance sheets of CLP Power Hong Kong Limited as of December 31, 2002 and 2003, and the related profit and loss accounts, statements of changes in equity and cash flow statements for the years ended December 31, 2001, 2002 and 2003 which, as described in Note 1, have been prepared on the basis of accounting principles generally accepted in Hong Kong. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Hong Kong. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Scheme of Control statement for the years ended December 31, 2001, 2002 and 2003 set out on page F-39, which has been prepared in accordance with the provisions of the Scheme of Control on pages F-37 to F-38, is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

In our opinion, the basic financial statements referred to above present fairly, in all material respects, the financial position of CLP Power Hong Kong Limited at December 31, 2002 and 2003, and the results of its operations and cash flows for the years ended December 31, 2001, 2002 and 2003 in conformity with accounting principles generally accepted in Hong Kong.

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of financial position as expressed in Hong Kong dollars at December 31, 2002 and 2003, the determination of net income and the classification of cash flow also expressed in Hong Kong dollars for the years ended December 31, 2001, 2002 and 2003, as adjusted to the extent summarized in Note 26 to the financial statements.

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers
Certified Public Accountants

Hong Kong

February 19, 2004

CLP POWER HONG KONG LIMITED

PROFIT AND LOSS ACCOUNT

	Note	Year ended December 31,
		2001		2002		2003		2003
		HK$M		HK$M		HK$M		US$M

Turnover	2		24,725		25,770		25,677		3,307
Other revenue	2		1,380		1,476		1,507		194

			26,105		27,246		27,184		3,501

Expenses
Purchases of electricity from CAPCO			9,815		10,191		10,431		1,344
Purchases of nuclear electricity			5,013		4,976		5,134		661
Pumped storage service fee			424		419		308		40
Staff expenses			592		619		695		89
Other net operating costs			892		522		872		112
Depreciation			1,598		1,723		1,972		254

			18,334		18,450		19,412		2,500

Operating profit			7,771		8,796		7,772		1,001
Finance costs	3		(161)		(94)		(110)		(14)
Finance income	3		1		—		—		—

Profit before taxation	4		7,611		8,702		7,662		987
Taxation	6		(537)		(853)		(906)		(117)

Profit after taxation			7,074		7,849		6,756		870
Transfers under Scheme of Control	7		(1,506)		(1,643)		(365)		(47)

			5,568		6,206		6,391		823
EARNINGS
Scheme of Control earnings			5,389		5,831		6,250		805
Other earnings	8		179		375		141		18

Total earnings			5,568		6,206		6,391		823

DIVIDENDS	9		5,423		6,206		5,187		668

Earnings per share	10	HK$	2.24	HK$	2.49	HK$	2.57	US$	0.33

CLP POWER HONG KONG LIMITED

BALANCE SHEET

	Note	As of December 31,
		2002	2003	2003
		HK$M	HK$M	US$M
		(Restated)

CAPITAL EMPLOYED
Fixed assets	11	36,279	39,262	5,057
Investments in a subsidiary	12	—	—	—
Investments in jointly controlled entities	13	5,259	6,099	785
Employee retirement benefit plan assets	14	1,013	—	—

		42,551	45,361	5,842

Current assets
Stores		42	47	6
Debtors and prepayments	15	1,085	1,341	173
Current account with ultimate holding company		7	6	1
Current accounts with fellow subsidiaries		46	29	4
Current account with jointly controlled entity		—	55	7
Deposits, bank balances and cash		11	23	3

		1,191	1,501	194

Current liabilities
Bank overdrafts, bank loans and other borrowings	17	(559)	(569)	(73)
Customers’ deposits		(2,684)	(2,878)	(371)
Current accounts with fellow subsidiaries		(515)	(314)	(40)
Current accounts with jointly controlled entities		(872)	(976)	(126)
Creditors		(1,563)	(1,389)	(179)
Fuel clause account		(512)	(874)	(113)
Taxation payable		(133)	(133)	(17)

		(6,838)	(7,133)	(919)

Net current liabilities		(5,647)	(5,632)	(725)

Total assets less current liabilities		36,904	39,729	5,117

REPRESENTED BY
Share capital	16	12,442	12,442	1,603
Share premium		7,958	7,958	1,025
Retained profits		1,064	2,268	292
Proposed dividend		1,089	2,200	283

Shareholders’ funds		22,553	24,868	3,203
Long-term loans and other borrowings	17	6,183	6,882	886
Deferred taxation	18	3,606	4,287	552
Development Fund	7(A)	3,372	2,960	381
Special provision account	7(B)	670	176	23
Rate reduction reserve	7(C)	458	471	61
Deferred revenue		62	85	11

		36,904	39,729	5,117

CLP POWER HONG KONG LIMITED

STATEMENT OF CHANGES IN EQUITY

	Share Capital	Share Premium	Retained Profits	Total	Total
	HK$M	HK$M	HK$M	HK$M	US$M

Balance at January 1, 2001	12,442	7,958	2,139	22,539
Earnings for the year			5,568	5,568
Dividends declared for the year
2000 final	—	—	(1,220)	(1,220)
2001 interims	—	—	(4,279)	(4,279)

Balance at December 31, 2001	12,442	7,958	2,208	22,608

Representing:-
Proposed final dividend			1,144
Retained profits after proposed final dividend			1,064

Retained profits at December 31, 2001			2,208

Balance at January 1, 2002	12,442	7,958	2,208	22,608
Earnings for the year	—	—	6,206	6,206
Dividends declared for the year
2001 final	—	—	(1,144)	(1,144)
2002 interims	—	—	(5,117)	(5,117)

Balance at December 31, 2002	12,442	7,958	2,153	22,553

Representing:-
Proposed final dividend			1,089
Retained profits after proposed final dividend			1,064

Retained profits at December 31, 2002			2,153

Balance at January 1, 2003	12,442	7,958	2,153	22,553	2,905
Earnings for the year	—	—	6,391	6,391	823
Dividends declared for the year
2002 final	—	—	(1,089)	(1,089)	(140)
2003 interims	—	—	(2,987)	(2,987)	(385)

Balance at December 31, 2003	12,442	7,958	4,468	24,868	3,203

Representing:-
Proposed final dividend			2,200
Retained profits after proposed final dividend			2,268

Retained profits at December 31, 2003			4,468

CLP POWER HONG KONG LIMITED

CASH FLOW STATEMENT

		Year ended December 31,
	Note	2001	2002	2003	2003
		HK$M	HK$M	HK$M	US$M

OPERATING ACTIVITIES
Net cash inflow from operations	19	7,854	8,328	7,243	933
Dividends received from jointly controlled entities		1,295	1,401	1,444	186
Interest received		1	—	—	—
Operating interest paid		(171)	(73)	(60)	(8)
Hong Kong profits tax paid		(609)	(490)	(563)	(72)

NET CASH INFLOW FROM OPERATING ACTIVITIES		8,370	9,166	8,064	1,039

INVESTING ACTIVITIES
Capital expenditure		(4,354)	(4,702)	(5,008)	(645)
Proceeds from disposal of fixed assets		85	78	399	51
Proceeds from realization of employee retirement benefit plan assets		—	—	1,019	131
Capitalized interest paid		(119)	(178)	(228)	(29)
Increase in loan and advances to jointly controlled entities		(297)	(597)	(866)	(111)

NET CASH OUTFLOW FROM INVESTING ACTIVITIES		(4,685)	(5,399)	(4,684)	(603)

NET CASH INFLOW BEFORE FINANCING		3,685	3,767	3,380	436

FINANCING ACTIVITIES
Proceeds from long-term borrowings		1,500	2,326	1,000	129
Repayment of long-term borrowings		(35)	(11)	(303)	(39)
Increase in short term borrowings		342	173	11	1
Dividends paid		(5,499)	(6,261)	(4,076)	(525)

NET CASH OUTFLOW FROM FINANCING ACTIVITIES		(3,692)	(3,773)	(3,368)	(434)

(Decrease) / Increase in cash and cash equivalents		(7)	(6)	12	2
Cash and cash equivalents at beginning of the year		24	17	11	1

CASH AND CASH EQUIVALENTS AT END OF THE YEAR		17	11	23	3

Analysis of cash and cash equivalents
Deposits, bank balances and cash		17	11	23	3

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these accounts are set out below:

A.	Basis of Preparation

The accounts have been prepared under the historical cost convention, in accordance with generally accepted accounting principles in Hong Kong, and comply with accounting standards issued by the Hong Kong Society of Accountants. No consolidated accounts have been prepared by the Company as it is a wholly-owned subsidiary of CLP Holdings Limited, a company which prepares consolidated accounts and whose registered office is located at 147 Argyle Street, Hong Kong. The accounts of the Company are prepared on the basis of the Company’s own results with the results of its subsidiary company and jointly controlled entities being accounted for on the basis of dividends received and receivable (Note 1(C) and 1(D)).

In the current year, the Company adopted Statement of Standard Accounting Practice (“SSAP”) No. 12 (Revised) “Income Taxes” issued by the Hong Kong Society of Accountants, which is effective for accounting periods commencing on or after January 1, 2003. The change to the Company’s accounting policy and the effect of adopting this new policy are set out in Notes 1(J) and 18.

B.	Scheme of Control

The financial operations of the Company and its jointly controlled entity, Castle Peak Power Company Limited (CAPCO), are governed by a Scheme of Control Agreement entered into with the Government of The Hong Kong Special Administrative Region. Whilst the current Scheme of Control agreement will expire on September 30, 2008, the accounts have been prepared on the basis that there will be no material changes to the current regulatory framework in the foreseeable future. The main features of the Scheme of Control are summarized on pages F-37 and F-38.

C.	Subsidiary Company

A subsidiary company is a company which is controlled by the Company and in which the Company has an interest, directly or indirectly, in more than 50% of the issued equity as defined in the Hong Kong Companies Ordinance. Control represents the power to govern the financial and operating policies of that company.

In the Company’s balance sheet, the investment in subsidiary company is stated at cost less provision for impairment losses. The results of the subsidiary company are accounted for by the Company on the basis of dividends received and receivable.

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

E.	Turnover and other revenue

Turnover represents sales of electricity which are based on actual and accrued consumption derived from meter readings during the year.

Other revenue includes dividend income from jointly controlled entities and other electricity-related revenue. Dividend income is recognized when the right to receive payment is established. Other electricity-related revenue is recognized when services are rendered.

F.	Fixed Assets and Depreciation

Fixed assets are stated at cost less accumulated depreciation. Major renewals and improvements which will result in future economic benefits, in excess of the originally assessed standard of performance of the existing assets, are capitalized, while maintenance and repair costs are normally charged to the profit and loss account in the year in which they are incurred.

Depreciation of fixed assets is based on the rates authorized under the Scheme of Control, which reflect the pattern in which the assets’ economic benefits are consumed. The following bases apply to fixed assets:

(i)	Fixed assets acquired before October 1, 1998

The net book value of such commissioned assets held at September 30, 1998 will be written off uniformly over the remainder of their extended useful lives, as set out in (iii) below.

(ii)	Fixed assets acquired on or after October 1, 1998

The cost will be written off uniformly over the useful lives of the assets, as set out in (iii) below, commencing from the date of commissioning.

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

F.	Fixed Assets and Depreciation (Continued)

(iii)	Depreciation periods

Overhead lines (132kV and above)	35 years
Buildings	33 years
Overhead Lines (below 132kV) and cables	30 years
Generating plant, switchgear and transformers	25 years
Meters, system control equipment, furniture, tools, communication and office equipment	10 years
Computers and office automation equipment other than those forming part of the generating plant	5 years
Motor vehicles	5 years

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

The cost of fuel consumed is passed on to the customers. Any variations between the actual cost of fuel and the fuel cost billed to customers are captured in the Fuel Clause Account. The balance on the account (inclusive of interest) represents amounts over-recovered or under-recovered and is treated as an amount due to or from customers.

I.	Employee Benefits

(i)	Retirement benefits

The CLP Group operates and participates in a number of defined contribution plans, the assets of which are held in separate trustee-administered funds. The Company is one of the participating company of the CLP Group’s defined contribution plans in Hong Kong. The pension plans are funded by payments from employees and by the participating companies, taking account of the recommendations of independent qualified actuaries.

Commencing from January 1, 2003, the CLP Group’s retirement benefit plans in Hong Kong are regarded as defined contribution schemes. Contributions to the defined contribution retirement plans, including contributions to the Mandatory Provident Fund (MPF) scheme, are recognized in the year to which the contributions relate.

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

I.	Employee Benefits (Continued)

(i)	Retirement benefits (Continued)

For defined benefit plans in place prior to January 1, 2003, retirement benefit costs were assessed using the projected unit credit method. Under this method, the regular cost of providing retirement benefits is spread over the service lives of employees in accordance with the advice of qualified actuaries who carry out periodic valuations of the plans. The retirement benefit obligation is measured based upon the estimated future cash outflows, discounted by reference to market yields on high quality corporate bonds which have a similar term as the related liabilities. Plan assets are measured at fair value. Actuarial gains and losses are recognized over the average remaining service lives of employees. The surplus of plan assets over the present value of benefit obligations, if recognized, is restricted to the present value of economic benefits available to the Company.

(ii)	Incentive bonus and employee leave entitlement

Provisions are made for the estimated liability for incentive bonus and annual leave as a result of services rendered by employees up to the balance sheet date.

J.	Deferred Taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Prior to 2003, the Company fully recognized deferred taxation arising from timing differences attributable to accelerated depreciation allowances which were accounted for at the taxation rate in force in the year in which the differences arose. The adoption of the SSAP No. 12 (Revised) represents a change in accounting policy, which has been applied retrospectively so that the comparative figures presented have been restated to conform to the changed policy. The change has resulted in a decrease in deferred tax liabilities at January 1, 2002 and December 31, 2002 both by HK$115 million with corresponding increase in creditors (Note 18).

K.	Interest

Interest on borrowed capital arranged to finance the acquisition, construction or production of fixed assets is:

(i)	incorporated in capital expenditure during the period of time that is required to complete and prepare the assets for its intended use;

(ii)	charged to operating costs when incurred after commissioning.

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

L.	Translation of 2003 Financial Statements to United States Dollars (“US Dollars”)

The financial statements are expressed in Hong Kong Dollars (“HK Dollars”). Solely for the convenience of the reader, the 2003 financial statements have been translated into US Dollars at the specified rate below. These translations should not be construed as representations that the HK Dollar amounts actually represent such US Dollar amounts or could be converted into US Dollars at the rate indicated. The translation of HK Dollars into US Dollars has been made at the rate of HK$7.7640 to US$1.00, which was the noon buying rate in New York City for cable transfers in HK Dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003.

M.	Foreign Currencies

Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the rates of exchange prevailing at the balance sheet date or at the relevant forward contract rates where applicable. Transactions during the year are converted into Hong Kong dollars at the rates of exchange ruling at the date of the transactions.

All unrealized exchange differences arising from long-term borrowings and shareholders’ advances are deferred in accordance with the treatment stipulated under the Scheme of Control. All other unrealized and realized exchange differences are included in the profit and loss account.

N.	Related Parties

Related parties are individuals and companies, where the individual or company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

2.	TURNOVER AND OTHER REVENUE

	2001	2002	2003
	HK$M	HK$M	HK$M

Turnover
Sale of Electricity - Local	24,018	24,793	24,437
- Export	707	977	1,240

	24,725	25,770	25,677
Other revenue
Dividend income from jointly controlled entities	1,295	1,401	1,444
Others	85	75	63

	1,380	1,476	1,507

	26,105	27,246	27,184

Others mainly comprised revenue incomes from miscellaneous charges on electricity related activities and property.

3.	FINANCE COSTS AND INCOME

	2001	2002	2003
	HK$M	HK$M	HK$M

Finance costs:
Interest on bank loans and overdrafts	43	31	31
Interest on other loans
- wholly repayable within 5 years	165	166	165
- not wholly repayable within 5 years	—	62	107
Interest on customers’ deposits and others	86	23	30
Finance charges	4	16	23
Exchange (gains) / losses	(3)	(1)	1

	295	297	357
Less: amount capitalized	(134)	(203)	(247)

	161	94	110

Finance income:
Interest income on bank deposits	1	—	—

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

4.	PROFIT BEFORE TAXATION

	2001	2002	2003
	HK$M	HK$M	HK$M

Profit before taxation is stated after charging/(crediting) the following:
Staff costs (A)
Salaries and other costs	937	903	953
Retirement benefit costs (Note 14)
- defined benefit plans	81	65	—
- defined contribution plans including MPF scheme	1	1	93
Depreciation
Buildings	119	131	144
Plant, machinery and equipment	1,479	1,592	1,828

	1,598	1,723	1,972
Auditors’ remuneration	1	1	3
Net loss/(gain) on disposal of fixed assets	52	(237)	135
Net rental income	(26)	(23)	(21)

(A)	Staff costs include amounts recharged to jointly controlled entities for services provided.

5.	DIRECTORS’ REMUNERATION

	2001	2002	2003
	HK$M	HK$M	HK$M

Fees	1	1	1
Salaries, allowances and benefits in kind	16	23	24
Provident fund contributions	1	3	2
Compensation for loss of office	—	10	—

	18	37	27

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

6. TAXATION
	2001	2002	2003
	HK$M	HK$M	HK$M

Taxation in the profit and loss account represents:
Current taxation
On Scheme of Control profit	520	516	553
On Non-Scheme of Control profit	5	7	10

	525	523	563
Provision written back	(269)	—	—

	256	523	563
Deferred taxation
On Scheme of Control profit (Note 18)	281	330	343

	537	853	906

	In 2003, the Government enacted a change in the profits tax rate from 16% to 17.5% for the fiscal year 2003/2004. Hong Kong profits tax has been provided at the rate of 17.5% (2001 & 2002: 16%) on the estimated assessable profit for the year.

	The taxation on the Company’s profit before taxation differs from the theoretical amount that would arise using the Hong Kong profits tax rate as follows:

	2001	2002	2003
	HK$M	HK$M	HK$M

Profit before taxation	7,611	8,702	7,662

Calculated at a taxation rate of 17.5% (2001 & 2002: 16%)	1,218	1,392	1,341
Income not subject to taxation	(218)	(276)	(254)
Expenses not deductible for taxation purposes	—	12	3
Rebates deductible for taxation purposes	(194)	(275)	(220)
Tax (over)/under-provided	(269)	—	36

Taxation charge	537	853	906

7. TRANSFERS UNDER SCHEME OF CONTROL

	2001	2002	2003
	HK$M	HK$M	HK$M

To Development Fund (A)	(1,201)	(1,420)	(572)
From special provision account (B)	—	96	494
To rate reduction reserve (C)	(305)	(319)	(287)

	(1,506)	(1,643)	(365)

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

7.	TRANSFERS UNDER SCHEME OF CONTROL (Continued)

(A)	Development Fund

	2001	2002	2003
	HK$M	HK$M	HK$M

At beginning of year	2,923	3,177	3,372
Transfer from profit and loss account	1,201	1,420	572
One-off rebate (a)	(340)	(558)	(308)
Business relief rebate (b)	—	(41)	(42)
Special rebates to customers (c)	(607)	(626)	(634)

At end of year	3,177	3,372	2,960

(B)	Special Provision Account

Movements in the special provision account are as follows:

	2001	2002	2003
	HK$M	HK$M	HK$M

At beginning of year	766	766	670
Charge for the year	—	(96)	(494)

At end of year	766	670	176

The Company and its jointly controlled generating company, Castle Peak Power Company Limited, agreed with the Hong Kong Government in December 1999 to further defer construction of units 7 & 8 of the Black Point Power Station. It was also agreed that a total of HK$803 million be set aside from the development fund to a special provision account to which the deferral premium incurred will be charged. The deferral premium is a contractual obligation that corresponds to additional costs incurred by the vendors for delayed delivery of the two generating units. Under the arrangement, there is no permitted return to be earned on the deferral premium. During the year, HK$494 million (2001: nil; 2002: HK$96 million) of deferral premium was charged to the special provision account.

(C)	Rate Reduction Reserve

	2001	2002	2003
	HK$M	HK$M	HK$M

At beginning of year	371	411	458
Transfer from profit and loss account	305	319	287
One-off rebate (a)	(99)	(101)	(101)
Rebates to customers (c)	(166)	(171)	(173)

At end of year	411	458	471

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

7.	TRANSFERS UNDER SCHEME OF CONTROL (Continued)

(a)	The Company provided each customer, in May 2003, with a special one-off rebate which was equivalent to one half of the bill for electricity consumed in March 2003, up to a maximum rebate of HK$200 for each residential customer and HK$10,000 for each non-residential customer. It further provided each customer as at December 31, 2003 with a one-off rebate determined on the basis of HK¢1.7 per unit of electricity consumption during 2003. These rebates were funded by the development fund and related accounts.

(b)	A business relief rebate of HK¢0.2 per unit (2001: nil; 2002: HK¢0.2 per unit) was made to non-residential customers.

(c)	A special rebate of HK¢2.2 per unit (2001 & 2002: HK¢2.2 per unit) and a rebate of HK¢0.6 per unit (2001 & 2002: HK¢0.6 per unit) were made to customers during the year.

8.	OTHER EARNINGS

	2001	2002	2003
	HK$M	HK$M	HK$M

Dividends from a jointly controlled entity	72	70	67
Capital gain from site development and disposal of properties	51	316	—
Profit from export sale of electricity	49	58	73
Other Non-Scheme of Control profits/(losses)	7	5	(5)
(Loss)/gain on curtailment of the retirement benefit plan (Note 14)	—	(74)	6

	179	375	141

9.	DIVIDENDS

	2001	2002	2003
	HK$M	HK$M	HK$M

Ordinary-Interim dividends paid	4,279	5,117	2,987
-Proposed final dividend	1,144	1,089	2,200

	5,423	6,206	5,187

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

10.	EARNINGS PER SHARE

The prescribed figure for earnings per share is computed as follows:

	2001	2002	2003

Earnings for the year (HK$M)	5,568	6,206	6,391

Weighted average number of shares in issue (million shares)	2,488.32	2,488.32	2,488.32

Earnings per share (HK$)	2.24	2.49	2.57

11.	FIXED ASSETS

	Land	Buildings	Plant, Machinery and Equipment	Total
	HK$M	HK$M	HK$M	HK$M

Cost
At January 1, 2002	2,071	4,760	40,451	47,282
Additions	98	821	4,004	4,923
Transfers and disposals	(26)	(84)	(381)	(491)

At December 31, 2002	2,143	5,497	44,074	51,714
Additions	100	909	4,116	5,125
Transfers and disposals	(30)	(32)	(433)	(495)

At December 31, 2003	2,213	6,374	47,757	56,344

Accumulated depreciation
At January 1, 2002	—	1,246	12,833	14,079
Charge for the year	—	131	1,592	1,723
Transfers and disposals	—	(70)	(297)	(367)

At December 31, 2002	—	1,307	14,128	15,435
Charge for the year	—	144	1,828	1,972
Transfers and disposals	—	(9)	(316)	(325)

At December 31, 2003	—	1,442	15,640	17,082

Net book value
At December 31, 2003	2,213	4,932	32,117	39,262

At December 31, 2002	2,143	4,190	29,946	36,279

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

11.	FIXED ASSETS (Continued)

Included in fixed assets are equipment awaiting installation and plant under construction, the book values of which at December 31, 2003 are HK$335 million and HK$6,582 million respectively (2002: HK$356 million and HK$5,926 million respectively).

The tenure of the land is as follows:

	2002	2003
	HK$M	HK$M

Held in Hong Kong:
On long-term lease (over 50 years)	176	155
On medium-term lease (10-50 years)	1,965	2,056
On short-term lease (less than 10 years)	2	2

	2,143	2,213

12.	INVESTMENT IN A SUBSIDIARY

	2002	2003
	HK$M	HK$M

Unlisted share, at cost	—	—

Name	Issued Share Capital	Percentage of Issued Share Directly Held	Place of Incorporation and Kind of Legal Entity	Principal Activity

CLP Power Hong Kong Financing Limited	1 share of US$1 each	100%	British Virgin Islands/ Limited Liability Company	Act as the issuer of US$1,500,000,000 Medium Term Note Programme

CLP Power Hong Kong Limited acquired the entire issued share capital of CLP Power Hong Kong Financing Limited on March 11, 2002 in exchange for cash consideration of US$1 (HK$8).

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

13.	INVESTMENTS IN JOINTLY CONTROLLED ENTITIES

	2002	2003
	HK$M	HK$M

Castle Peak Power Company Limited (A)
Unlisted shares, at cost	20	20
Advances	4,856	5,690
Special loan	78	78

	4,954	5,788

Hong Kong Pumped Storage Development Company, Limited (B)
Unlisted shares, at cost	5	5
Advances	300	306

	305	311

	5,259	6,099

(A)	Castle Peak Power Company Limited (“CAPCO”) is 40% owned by the Company and 60% owned by ExxonMobil Energy Limited and is incorporated in Hong Kong. Its principal activity is the generation of electricity for the sole supply to the Company. While CAPCO owns the power generation assets, the Company builds and operates all CAPCO’s power stations and is the sole offtaker.

Under the terms of the revised CAPCO Deed of Subordination, in the event of the winding up of CAPCO, the Company’s advances to it would be subordinated to certain loans of CAPCO. The Company’s advances to CAPCO may be withdrawn only to the extent that the shareholders’ funds exceed two thirds of the aggregate principal amount outstanding of the said loans. In this context the shareholders’ funds represent the sum of the issued share capital, shareholders’ advances, special advances, deferred taxation, retained profits and any proposed dividend.

The Special Loan to CAPCO is unsecured, interest free and repayable in full on September 30, 2008.

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

13.	INVESTMENTS IN JOINTLY CONTROLLED ENTITIES (Continued)

In view of the significance of this investment, an extract of the accounts of Castle Peak Power Company Limited is set out as follows:

	2002	2003
	HK$M	HK$M
	(Restated)

Results for the year
Turnover	10,262	10,523

Profit before taxation	3,917	4,278

Company’s share of profit before taxation for the year	1,572	1,716

Company’s share of profit after taxation for the year	1,321	1,417

Net assets as at year end
Fixed assets	26,836	27,449
Current assets	1,392	1,536
Current liabilities	(5,330)	(4,348)
Deferred taxation	(2,540)	(2,827)
Long term liabilities (other than amounts due to the shareholders)	(7,733)	(7,011)

	12,625	14,799

Company’s share of CAPCO’s net assets at year end
- unlisted shares, at cost	20	20
- retained profits	155	195
- advances	4,934	5,768

	5,109	5,983

(B)	Hong Kong Pumped Storage Development Company, Limited is 49% owned by the Company and is incorporated in Hong Kong. This company has the right to use 50% of the capacity of Phase 1 of the Guangzhou Pumped Storage Power Station in Guangdong Province until 2034.

The advances to jointly controlled entities are unsecured, interest free and have no fixed terms of repayment.

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

14.	RETIREMENT BENEFITS

For 2002

The CLP Group operated two retirement funds, one for professional and general staff and the other for industrial staff employed by the CLP Group of companies in Hong Kong. Both funds were established under trust with the assets of the funds held separately from those of the CLP Group by an independent trustee, and were Mandatory Provident Fund (“MPF”) exempted schemes under the Occupational Retirement Schemes Ordinance. Commencing December 1, 2000, the CLP Group also participates in a master trust MPF scheme in Hong Kong operated by an independent service provider.

The fund for professional and general staff consisted of three programmes; the defined benefit programme, the segregated fund programme and the defined contribution programme (introduced on December 1, 2000). The defined benefit programme provided benefits that were linked to final pay and required member contributions of 5% of base compensation. Both the defined contribution programme and the segregated fund programme provided benefits linked to contributions and investments thereon. The defined contribution programme required member contributions of at least 2.5% of base compensation, whereas members were not required to contribute under the segregated fund programme. The defined benefit programme and the segregated fund programme were closed to new employees since December 1, 2000.

The fund for industrial staff consisted of two programmes; the defined benefit programme and the defined contribution programme (introduced on December 1, 2000). The defined benefit programme provided benefits that were linked to final pay and did not require member contributions. The defined contribution programme provided benefits linked to contributions and investments thereon. The defined contribution programme required members to contribute at least 2.5% of base compensation (waived for existing members who opted to join the defined contribution programme at inception). The defined benefit programme was closed to new employees since December 1, 2000.

Upon business close on December 31, 2002, the remaining members in the defined benefit programmes were transferred to the defined contribution programmes under respective retirement funds. At the same time, the CLP Group obtained the relevant approvals in principle to enable the winding up of the defined benefit programmes. This represented a curtailment of the defined benefit programmes. Accordingly, all actuarial losses of HK$74 million arising in 2002 were recognized in the profit and loss account.

For 2003

Beginning from January 1, 2003, after the curtailment of the defined benefit programmes, the CLP Group’s two retirement funds in Hong Kong consisted of defined contribution programmes only. On June 25, 2003, the CLP Group wound up the two retirement funds and established a new consolidated CLP Group Provident Fund Scheme (“GPFS”). All the members in the old retirement funds automatically become members of the GPFS. The required rate of contribution by members is comparable to the defined contribution programmes under the old retirement funds. The transfer is based on the principle that there is no change in benefits (past and future) for members. Pursuant to the Deeds of Termination dated April 30, 2003, the two old retirement funds were terminated on June 24, 2003. In accordance with their Trust Deeds, upon winding up of the retirement funds, the surplus assets after meeting the obligation to the members were returned to the CLP Group of companies. The surplus assets realized by the Company were HK$1,019 million, including a gain of HK$6 million (Note 8).

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

14.	RETIREMENT BENEFITS (Continued)

The new GPFS is a MPF exempted scheme under the Occupational Retirement Schemes Ordinance, and comprises a defined contribution scheme which provides benefits linked to contributions and investment returns made on the scheme.

Movement in the retirement benefit plan assets recognized in the balance sheet is as follows:

	2002	2003
	HK$M	HK$M

As at January 1	1,064	1,013
Contributions paid	133	—
Expense recognized before curtailment	(110)	—
(Loss)/gain on curtailment of the programmes (Note 8)	(74)	6

	1,013	1,019
Realization of surplus assets	—	(1,019)

As at December 31	1,013	—

The defined benefit programmes were curtailed upon business close on December 31, 2002. The amount recognized in the balance sheet as at December 31, 2002 was determined as follows:

2002
HK$M

Fair value of plan assets	5,079
Present value of funded obligations	(4,066)

Net retirement benefit plan assets as at December 31	1,013

The amounts for defined benefit programmes recognized in the profit and loss account for 2001 and 2002 were as follows:

	2001	2002
	HK$M	HK$M

Current service cost	134	138
Interest cost	286	260
Expected return on plan assets	(287)	(288)

Total expenses before curtailment	133	110
Less: amount capitalized	(52)	(45)

Total, included in staff costs (Note 4)	81	65
Loss on curtailment of the programmes (Note 8)	—	74

Total costs	81	139

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

14.	RETIREMENT BENEFITS (Continued)

The principal actuarial assumptions used for 2001 and 2002 were as follows:

	2001	2002
	%	%

Discount rate	7.0	6.5
Expected rate of return on plan assets	5.6	5.6
Expected rate of future base compensation increases	4.0	4.0

15.	DEBTORS AND PREPAYMENTS

(A)	Included in debtors and prepayments in 2003 was receivable of HK$223 million, representing the net impact of the additional amount of deferred taxation recognized by the Company due to the tax rate change from 16% to 17.5% in 2003.

(B)	In accordance with the Demand Side Management (‘DSM”) Agreement entered into by the Company, CAPCO and the Government of the Hong Kong Special Administrative Region, programme costs incurred under the DSM are recoverable from applicable customers. Starting in January 2002, a DSM charge of HK¢0.2 per unit was introduced on non-residential customers to recover the DSM costs. The DSM agreement expired in 2003. With the agreement of the Government of the Hong Kong Special Administrative Region, the outstanding DSM recoverable costs of HK$18 million (2002: HK$52 million) was written off as expenses in 2003.

16.	SHARE CAPITAL

	2002	2003
	HK$M	HK$M

Authorized:
3,900 million (2002: 3,900 million) shares of HK$5 each	19,500	19,500

Issued and fully paid:
2,488.32 million (2002: 2,488.32 million) shares of HK$5 each	12,442	12,442

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

17.	BANK OVERDRAFTS, BANK LOANS AND OTHER BORROWINGS

	2002	2003
	HK$M	HK$M

Total facilities available
Bank overdrafts	479	479
Bank loans	4,496	4,492
U.S. Dollar Notes due 2006 (US$300 million)	2,340	2,340
Loan from subsidiary company due 2012 (US$300 million) (A)	2,340	2,340
Loan from subsidiary company due 2013 (HK$1,000 million) (A)	—	1,000

	9,655	10,651

Utilized at December 31,
Bank loans	2,062	1,771
U.S. Dollar Notes due 2006 (US$300 million)	2,340	2,340
Loan from subsidiary company due 2012 (US$300 million) (A)	2,340	2,340
Loan from subsidiary company due 2013 (HK$1,000 million) (A)	—	1,000

	6,742	7,451

Bank overdrafts, bank loans and other borrowings included in current liabilities
Short-term loans and borrowings	556	567
Long-term loans and borrowings repayable within one year	3	2

	559	569

Long-term loans and other borrowings, repayable
Within 2nd year	2	2
Within 3rd to 5th years	3,841	3,540
After 5 years	2,340	3,340

	6,183	6,882

	6,742	7,451

(A)	In 2002, the Company set up a US$1.5 billion Medium Term Note Programme (“the Programme”) through its wholly-owned subsidiary CLP Power Hong Kong Financing Limited (the subsidiary) to raise financing for the Company. Under an inter-company lending arrangement, the Company unconditionally and irrevocably guarantees all the obligations of the subsidiary. In return, all proceeds from any issuance of notes under the Programme are lent onward to the Company at the same interest rates and terms as those notes issued by the subsidiary, and the Company reimburses the subsidiary any related expenses incurred.

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

17.	BANK OVERDRAFTS, BANK LOANS AND OTHER BORROWINGS (Continued)

The total borrowings of HK$7,451 million (2002: HK$6,742 million) mainly comprised of:

(i)	a fixed rate bank loan of HK$4 million (2002: HK$6 million) with interest rate at 5.42% (2002: 5.42%) per annum;

(ii)	U.S. Dollar Notes of HK$2,340 million (2002: HK$2,340 million) with a coupon rate of 7.5% (2002: 7.5%) per annum; this liability was fully swapped into Hong Kong Dollars, at an average fixed rate of 7.07% per annum;

(iii)	U.S. Dollar loan from subsidiary company of HK$2,340 million (2002: HK$2,340 million) with a coupon rate of 6.25% per annum; this liability was fully swapped into Hong Kong Dollars; with HK$1,000 million further swapped into 5-year fixed rate of 6.12% per annum and the balance is kept at floating rate;

(iv)	H.K. Dollar loan from subsidiary company of HK$1,000 million (2002: nil); of which two tranches of HK$500 million Notes were issued at coupon rates of 4.45% and 5.00% per annum respectively; and

(v)	other floating rate loans of HK$1,767 million (2002: HK$2,056 million).

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

18.	DEFERRED TAXATION

Deferred taxation is calculated in full on temporary differences under the liability method using the taxation rate enacted at the balance sheet date of 17.5% (2002: 16%). The deferred taxation charge for the year was attributable to accelerated taxation depreciation.

The movement on the deferred tax liabilities account is as follows:

	2002	2003
	HK$M	HK$M

At January 1, as previously reported	3,391	3,721
Adjustment for tax rates changes in prior periods (A)	(115)	(115)

At January 1, as restated	3,276	3,606
Effect of change in tax rate (B)	—	338
Charged to profit and loss account (Note 6)	330	343

At end of year	3,606	4,287

(A)	Prior to 2003, the Company recognized deferred taxation arising from timing differences attributable to accelerated depreciation at the profits tax rate in force in the year in which the differences arose. SSAP No. 12 (Revised) requires the provision of deferred taxation on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the accounts using the profits tax rate enacted, or substantively enacted, at the balance sheet date. On adoption of SSAP 12 (Revised) in 2003, a retrospective adjustment of HK$115 million was made for the over-provision of deferred taxation due to tax rates changes in periods prior to 2002 with a corresponding adjustment made to creditors. The creditors at December 31, 2002 was adjusted to reflect the restatement.

(B)	As a result of the increase in the profits tax rate from 16% to 17.5% in 2003, additional deferred taxation of HK$338 million was recognized. The Company believes that such amount will be recoverable from the Scheme Of Control. The corresponding movement of HK$338 million has resulted in a net receivable of HK$223 million being recognized in 2003 (Note 15(A)).

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

19.	NOTES TO THE CASH FLOW STATEMENT

Reconciliation of profit before taxation to net cash inflow from operations:

	2001	2002	2003
	HK$M	HK$M	HK$M

Profit before taxation	7,611	8,702	7,662
Finance costs	157	90	101
Finance income	(1)	—	—
Depreciation	1,598	1,723	1,972
Net loss/(gain) on disposal of fixed assets	52	(237)	135
Loss/(gain) on curtailment of the retirement benefit plan assets	—	74	(6)
Dividend income from jointly controlled entities	(1,295)	(1,401)	(1,444)
Exchange (gain)/loss	(6)	(3)	4
Increase in customers’ deposits	271	234	194
Increase in fuel clause account	474	258	894
CLP centenary rebate/one-off rebates	(387)	(439)	(1,368)
Rebates to customers under Scheme of Control	(166)	(171)	(173)
Business relief rebate	—	(41)	(42)
Special rebates	(607)	(626)	(634)

Operating profit before working capital changes	7,701	8,163	7,295
Increase in stock and fuel	(1)	(1)	(5)
(Increase)/decrease in debtors and prepayments	(34)	(31)	13
Increase in retirement benefit plan assets	—	(23)	—
Increase/(decrease) in creditors	85	(73)	51
Increase in deferred revenue	28	34	23
Decrease/(increase) in amount due from current account with ultimate holding company	16	(16)	1
(Decrease)/increase in net amounts due to current accounts with fellow subsidiaries	(14)	251	(184)
Increase in net amounts due to current accounts with jointly controlled entities	73	24	49

Net cash inflow from operations	7,854	8,328	7,243

20.	OFF BALANCE SHEET FINANCIAL INSTRUMENTS

Forward foreign exchange contracts, currency swaps and interest rate swaps are utilized, when suitable opportunities arise, to hedge the Company’s foreign currency and interest rate exposure on loan interest/repayments, fuel-related payments and other projected expenditures. As at December 31, 2003, the Company had outstanding forward foreign exchange contracts, currency swaps and interest rate swaps amounting to HK$50,432 million (December 31, 2002: HK$29,771 million).

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

21.	CAPITAL COMMITMENTS

Capital expenditure authorized but not brought into the accounts as at December 31, 2003 is as follows:

	2002	2003
	HK$M	HK$M

Contracted but not provided for	3,056	2,674
Authorized but not contracted for	8,372	8,599

	11,428	11,273

22.	RELATED PARTY TRANSACTIONS

The following is a summary of significant related party transactions between the Company and related parties, in addition to amounts shown on the Company’s balance sheet and those transactions disclosed in Notes 2, 4(A), 8, 9, 12, 13 and 17, which were carried out in the normal course of business during the year ended December 31, 2003:

	Note	2001	2002	2003
		HK$M	HK$M	HK$M

Purchase of electricity from a jointly controlled entity	(A)	9,815	10,191	10,431
Cost reimbursed from a jointly controlled entity	(B)	912	970	1,025
Purchase of electricity from a fellow subsidiary	(C)	5,013	4,976	5,134
Purchase of pumped storage service from a jointly controlled entity	(D)	424	419	308
Capital works rendered by a fellow subsidiary	(E)	21	290	342

(A)	Under the Electricity Supply Contract between the Company and CAPCO, the Company is obligated to purchase all of CAPCO’s generating capacity. The Electricity Supply Contract provides that the price paid by the Company to CAPCO is sufficient to cover all of CAPCO’s operating expenses, including fuel cost, depreciation, interest expenses and current and deferred taxes, as well as CAPCO’s share of the return permitted under the Scheme of Control.

(B)	In accordance with the CAPCO Operating Service Agreement between the Company and CAPCO, the Company is responsible to CAPCO for the efficient and proper construction, commissioning, operation and maintenance of the electricity generating facilities of CAPCO. In return, CAPCO reimburses the Company for all costs incurred in performance of the agreement. The portion of the amount recharged by CLP Power which is accounted for as operating expenses by CAPCO is covered under the Electricity Supply Contract in (A) above.

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

22.	RELATED PARTY TRANSACTIONS (Continued)

(C)	Under the offtake and resale contracts, the Company is obligated to purchase from the fellow subsidiary, Hong Kong Nuclear Investment Company Limited, (i) 25% equity share of the output from Guangdong Daya Bay Nuclear Power Station (GNPS) and (ii) an additional 45% of GNPS’s output from Guangdong Nuclear Investment Company, Limited (GNIC). The price paid by the Company for electricity generated by GNPS throughout the terms of the power purchase agreements is determined by a formula based on GNPS’s operating costs and a calculation of profits by reference to shareholders’ funds and the capacity factor for that year.

(D)	Under a capacity purchase contract, Hong Kong Pumped Storage Development Co., Ltd (PSDC) has the right to use 50% of the 1,200MW capacity of Phase 1 of the Guangzhou Pumped Storage Power Station. The Company has entered into a contract with PSDC to make use of this capacity. The price paid by the Company to PSDC is sufficient to cover all of PSDC’s operating expenses and net return. PSDC’s net return is based on a percentage of its net fixed assets in a manner analogous to the Scheme of Control.

(E)	The Company has entered into a number of capital work contracts with the fellow subsidiary, CLP Engineering Limited, to develop and construct the Company’s transmission and distribution facilities. The prices of the contracts are determined with reference to the prevailing market prices.

23.	PRINCIPAL ACTIVITY

The principal activity of the Company continues to be the generation and supply of electricity.

24.	ULTIMATE HOLDING COMPANY

The ultimate holding company of the Company is CLP Holdings Limited, a company incorporated in Hong Kong and listed on The Stock Exchange of Hong Kong Limited.

25.	APPROVAL OF ACCOUNTS

The accounts were approved by the Board of Directors on February 19, 2004.

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

26.	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company’s financial statements are prepared in accordance with generally accepted accounting principles in Hong Kong (“Hong Kong GAAP”). Hong Kong GAAP differs in certain significant respects from accounting principles generally accepted in the U.S. (“U.S. GAAP”). The significant differences which have an effect on profit (“net income”) or shareholders’ funds (“shareholders’ equity”) are described below.

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

On January 1, 2002, the Company adopted the H.K. accounting standard SSAP 34 “Employee Benefits”, which became effective for financial statements relating to periods beginning on or after January 1, 2002. On initial adoption of the standard on January 1, 2002, the Company carried out an actuarial valuation indicating a surplus of employee retirement benefit plan assets over liabilities which had been recognized as a prior year adjustment against retained earnings. SSAP 34 is broadly consistent with SFAS No. 87 under U.S. GAAP.

On December 31, 2002, the remaining members in the Company’s defined benefit programmes were transferred to the defined contribution programmes. At the same time, the Company obtained the relevant approvals in principle to enable the winding up of its defined benefit programmes. This represented a curtailment of the defined benefit programmes. Accordingly, all previously unrecognized actuarial gains and losses under the U.S. GAAP, which were to be recognized over the average remaining active employee service period, were credited to the profit and loss account in 2002. The amount of tax provision made in prior years against the differences in periodic pension costs was also written back as Management of the Company are of the opinion that the surplus is not taxable.

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

26.	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Taxation

Prior to 2003, the Company made full provision for deferred taxation arising from timing differences attributable to accelerated tax depreciation allowances at the profits tax rate in force in the year in which the differences arose with no adjustments made subsequently if tax rates change. U.S. GAAP requires that such provisions be made using the liability method, whereby deferred tax is calculated at the tax rate enacted at the balance sheet date.

In 2003, the Company fully adopted the H.K. accounting standard SSAP 12 (Revised) “Income Taxes”, which was effective for accounting periods commencing on or after January 1, 2003. On adoption of SSAP 12 (Revised) in 2003, a retrospective adjustment of HK$115 million was made for the over-provision of deferred taxation due to tax rates changes in periods prior to 2002 with a corresponding adjustment made to creditors as, based on legal advice, Management of the Company now consider that the effect of tax rate changes on deferred taxation will be payable or recoverable under the Scheme of Control. SSAP 12 (Revised) is consistent with U.S. GAAP in all material respects. Accordingly, the amount of HK$137 million previously credited to shareholders’ equity under U.S. GAAP, which represented the best estimate of the GAAP differences at the time such adjustment was made, was reversed in the profit and loss account in 2003.

Foreign Exchange Gain and Loss

The accounting treatment prescribed by the Scheme of Control Agreement requires that unrealized exchange differences arising from long-term borrowings, suppliers’ credits and shareholders advances are deferred. Under U.S. GAAP these should be generally included in the income statement in the period in which the underlying exchange rates change.

Depreciation of Leasehold Land

Prior to January 1, 2004, the Scheme of Control provides that leasehold land should be capitalized at unamortized cost. U.S. GAAP requires that such an asset be amortized over the term of the lease.

Consolidation of Subsidiary undertaking

The Company does not prepare consolidated accounts as permitted by an exemption available under accounting principles generally accepted in Hong Kong for a company that is a wholly-owned subsidiary of another company at the end of its fiscal year. Under U.S. GAAP there is no such exemption from the preparation of consolidated accounts. The Company’s only subsidiary was established in 2002 to raise financing for the Company. Since all proceeds from any issuance of notes by the subsidiary company were lent onward to the Company at the same interest rates and terms as those under the notes issued by the subsidiary, and the Company reimbursed all related expenses incurred by the subsidiary, this difference had no impact on consolidated net income, assets, liabilities or shareholders’ equity for the year ended December 31, 2003.

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

26.	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Accounting for Jointly Controlled Entities

Under Hong Kong GAAP, in the Company’s accounts for the years ended December 31, 2001, 2002 and 2003, the operating results of jointly controlled entities are recognized on the basis of dividends received and receivable. Application of U.S. GAAP would require equity accounting for these entities.

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

For U.S. GAAP purposes, effective from January 1, 2001, the Company adopted SFAS No. 133, which requires the Company to recognize all qualifying derivatives on the balance sheet at fair value. The Company’s transition adjustment to implement SFAS No. 133 in 2001 was recognized as a cumulative effect of a change in accounting principle in other comprehensive loss.

Certain derivative transactions, while providing effective economic hedges, do not qualify for hedge accounting under SFAS No. 133. For these derivatives, changes in fair values are recognized in the profit and loss account.

Changes in the fair value of derivatives that are designated and qualified as fair value hedges are recorded in the profit and loss account to offset changes in the fair value of the hedged assets or liabilities. Changes in the fair value of derivatives that are designated and qualified as cash flow hedges are recognized in other comprehensive income (loss) until the hedged items are recognized in earnings, at which point the cumulative gain (loss) previously recorded in other comprehensive income (loss) is transferred to the profit and loss account. As at December 31, 2003 the application of SFAS No.133 resulted in the fair value of derivative contracts amounting to a liability of HK$134 million (2002: an asset of HK$370 million), with corresponding adjustments to (i) increase a hedged liability by HK$301 million (2002: HK$377 million), (ii) decrease the amount accrued to customers in accordance with the Scheme of Control by HK$340 million (2002: increase by HK$113 million), (iii) decrease retained earnings by HK$60 million (2002: HK$93 million), and (iv) decrease in other comprehensive loss (including transitional adjustment) by HK$35 million (2002: HK$27 million).

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

26.	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

New accounting pronouncements

EITF Issue No. 01-08

In May 2003, the Emerging Issues Task Force reached a consensus in the guidance in determining whether an arrangement should be accounted for as a lease in accordance with SFAS No. 13 “Accounting for Leases”.

Under the consensus guidance, an arrangement conveys the right to use the property, plant or equipment (“PP&E”) and would be considered to constitute a lease if (a) the purchaser has the ability or right to operate the PP&E while obtaining more than a minor amount of the output of the PP&E, (b) the purchaser has the ability or right to control physical access to the underlying PP&E while obtaining or controlling more than a minor amount of the output of the PP&E, or (c) it is remote that parties other than the purchaser will take more than a minor amount of the PP&E’s output during the term of the arrangement and the unit price for the purchaser is neither contractually fixed nor equal to the then current market price. It was further provided that the determination of whether an arrangement contains a lease is to be made at inception of the arrangement based on all the facts and circumstances and a reassessment is required only if there are certain specific modifications made to the agreement.

Based on the consensus guidance, CLP Power’s power purchase arrangement with CAPCO will need to be evaluated to determine whether lease accounting is applicable if there is any modification to the existing arrangement, since Issue 01-8 is to be applicable to arrangements modified after the beginning of an entity’s next reporting period beginning after May 28, 2003.

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

26.	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Net Income and Shareholders’ Equity

The estimated effect of the significant adjustments to net income and shareholders’ equity in accordance with U.S. GAAP is summarized below:

	2001	2002	2003	2003
	HK$M	HK$M	HK$M	US$M

Profit for the year in accordance with Hong Kong GAAP*	5,568	6,206	6,391	823
Adjustments required under U.S. GAAP
Difference in periodic pension costs and curtailment gain	76	209	—	—
Exchange gain/(loss)	(15)	—	—	—
Gain/(loss) on change in fair value of derivatives	22	(115)	33	4
Tax effect of the above adjustments	(13)	153	(5)	—
Depreciation of leasehold land	(32)	(28)	(33)	(4)
Deferred tax accounting	—	—	(137)	(18)
Difference in accounting for net income from jointly controlled entities	28	(102)	(77)	(10)

Net income for the year in accordance with U.S. GAAP	5,634	6,323	6,172	795

*	as appropriately modified to comply with Scheme of Control agreement

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

26.	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Net Income and Shareholders’ Equity (Continued)

	2002	2003	2003
	HK$M	HK$M	US$M

Shareholders’ equity in accordance with Hong Kong GAAP*	22,553	24,868	3,203
Adjustments required under U.S. GAAP:
Loss on change in fair value of derivatives	(93)	(60)	(8)
Tax effect of the above adjustment	15	10	1
Deferred tax accounting	137	—	—
Accumulated depreciation of leasehold land	(409)	(442)	(57)
Difference in accounting for share of retained profits in jointly controlled entities	71	(6)	(1)
Transitional adjustment to other comprehensive loss on implementation of SFAS No. 133, net of tax of nil	(4)	(2)	—
Net change in fair value of derivatives in other comprehensive loss, net of tax of HK$6 million (2002: HK$4 million)	(19)	(27)	(3)
Share of net change in fair value of derivatives recognized under other comprehensive loss in jointly controlled entities, net of tax of HK$9 million (2002: HK$3 million)	(15)	(44)	(6)

Shareholders’ equity in accordance with U.S. GAAP	22,236	24,297	3,129

*	as appropriately modified to comply with Scheme of Control agreement

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

26.	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Cash Flow Statement

Under Hong Kong GAAP, bank overdrafts are included as a component of cash and cash equivalents if it forms an integral part of the Company’s cash management, whereas under U.S. GAAP bank overdrafts are classified as financing activities. The consolidated cash flow data by operating, investing and financing activities in accordance with U.S. GAAP are summarized below:

	2001	2002	2003	2003
	HK$M	HK$M	HK$M	US$M

Net cash provided/(used) by:
Operating activities	8,370	9,166	8,064	1,039
Investing activities	(4,685)	(5,399)	(4,684)	(603)
Financing activities	(3,692)	(3,773)	(3,368)	(434)

(Decrease)/increase in cash and cash equivalents	(7)	(6)	12	2
Cash and cash equivalents at beginning of year	24	17	11	1

Cash and cash equivalents at end of year	17	11	23	3

CLP POWER HONG KONG LIMITED

SCHEME OF CONTROL STATEMENT

(CLP Power Hong Kong Limited and Castle Peak Power Company Limited)

Overview

In Hong Kong, the Company (“CLP Power”) operates a vertically integrated electricity generation, transmission and distribution business. The generating plants in Hong Kong are owned by Castle Peak Power Company Limited (“CAPCO”), which is 40% owned by CLP Power and 60% owned by ExxonMobil Energy Limited (formerly as Exxon Energy Limited). CLP Power builds and operates CAPCO’s power stations under contract and is the sole customer for CAPCO’s electricity which CLP Power transmits and distributes to its customers in Kowloon and the New Territories. CLP Power owns the transmission and distribution network.

Since financial year 1964, the electricity-related operations of CLP Power and CAPCO (“the Companies”) have been governed by a Scheme of Control Agreement (“SoC”) with the Government of The Hong Kong Special Administrative Region. The SoC specifies the Companies’ obligations to supply adequate and reliable electricity supplies to customers at the lowest reasonable cost and the mechanism for Hong Kong Government to monitor their financial affairs and operating performance. In return, CLP Power is allowed to charge tariffs designed to recover the operating costs (including tax) and allowed net return of the Companies. The current agreement, which took effect from October 1, 1993, covers the period to September 30, 2008.

Permitted and Net Return

The permitted and net return that the Companies are allowed under the SoC are calculated as follows:

•	The annual permitted return is 13.5% of the Companies’ average net fixed assets relating to the electricity business in Hong Kong; plus a further 1.5% on the average net fixed assets financed by shareholders’ investments and acquired after September 30, 1978.

•	Any difference between the permitted return and the profit for SoC operations is transferred to or from a development fund. The development fund does not form part of distributable shareholders’ funds and is, in effect, a liability owing to customers carried in CLP Power’s books.

•	Four charges are deducted from the permitted return. First, shareholders of the Companies pay interest up to a maximum of 8% per annum on borrowed capital arranged for financing fixed assets. Second, shareholders of CLP Power pay a charge of 8% per annum on the sum of the average balances of the development fund and special provision account. This charge is credited to a rate reduction reserve in CLP Power’s books and is applied as rebates to customers. By a Supplemental Agreement which took effect from October 1, 1998, two more charges have been introduced. Third, shareholders of the Companies pay an excess capacity adjustment of 13.5% on the average excess capacity expenditure less an allowed interest charge up to 8% per annum on the average excess capacity expenditure. This excess capacity adjustment will only apply to additional generating unit installed after the Companies’ Black Point Units 7 and 8 are commissioned. Fourth, shareholders of CLP Power pay interest up to 8% per annum on the increase in average balance of the customers’ deposits in excess of the balance as at September 30, 1998.

•	The net return is the permitted return less the deductions. The rate of return on average net fixed assets of the Companies for the year ended December 31, 2003 was 12.87% (2002: 12.52%).

CLP POWER HONG KONG LIMITED

SCHEME OF CONTROL STATEMENT

(CLP Power Hong Kong Limited and Castle Peak Power Company Limited)

The net return is divided between the Companies in accordance with the provisions of the agreements between the Companies. These provisions state that each company will receive that proportion of the total net return represented by the net return that company would receive if it were the only company under the SoC and the net return were calculated solely on the basis of its own accounts. In year 2003, 59% of the net return was allocated to CLP Power and 41% to CAPCO. If the actual profit for the SoC, when added to the amount available for transfer from the development fund is less than the permitted return, the share of any such deficit to be borne by CAPCO is limited to 20%.

The calculations shown on page F-39 are in accordance with the SoC and the agreements between the Companies.

CLP POWER HONG KONG LIMITED

SCHEME OF CONTROL STATEMENT

	Year ended December 31,
	2001	2002	2003	2003
	HK$M	HK$M	HK$M	US$M

SCHEME OF CONTROL REVENUE	24,806	25,844	25,739	3,315

EXPENSES
Operating costs	2,964	2,752	2,817	363
Fuel	2,897	3,268	2,901	373
Purchases of nuclear electricity	5,013	4,976	5,134	661
Depreciation	3,026	3,164	3,439	443
Deferral premium	—	96	494	64
Operating interest	931	617	459	59
Taxation	1,138	1,478	1,652	213

	15,969	16,351	16,896	2,176

PROFIT AFTER TAXATION	8,837	9,493	8,843	1,139
Interest on increase in customers’ deposits	8	1	—	—
Interest on long-term financing	1,005	818	679	87
Adjustments required under the SoC (including share of profit on sale of electricity to the Chinese mainland attributable to the SoC Companies)	(69)	(5)	367	47

PROFIT FOR SCHEME OF CONTROL	9,781	10,307	9,889	1,273
Transfer to Development Fund	(1,201)	(1,420)	(572)	(73)

PERMITTED RETURN	8,580	8,887	9,317	1,200

DEDUCT INTEREST
On increase in customers’ deposits	8	1	—	—
On long-term financing as above	1,005	818	679	87
On Development Fund and special provision account transferred to rate reduction reserve	305	319	287	37

	1,318	1,138	966	124

NET RETURN	7,262	7,749	8,351	1,076

Divisible as follows:
CLP Power	4,188	4,517	4,895	631
CAPCO	3,074	3,232	3,456	445

	7,262	7,749	8,351	1,076

CLP POWER’S SHARE OF NET RETURN
CLP Power	4,188	4,517	4,895	631
Interest in CAPCO	1,234	1,297	1,386	178

	5,422	5,814	6,281	809

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of

Castle Peak Power Company Limited

We have audited the accompanying balance sheets of Castle Peak Power Company Limited as of December 31, 2002 and 2003, and the related profit and loss accounts, statements of changes in equity and cash flow statements for the years ended December 31, 2001, 2002 and 2003 which, as described in Note 2, have been prepared on the basis of accounting principles generally accepted in Hong Kong. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Hong Kong. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Castle Peak Power Company Limited at December 31, 2002 and 2003, and the results of its operations and cash flows for the years ended December 31, 2001, 2002 and 2003 in conformity with accounting principles generally accepted in Hong Kong.

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers
Certified Public Accountants

Hong Kong

February 13, 2004

CASTLE PEAK POWER COMPANY LIMITED

PROFIT AND LOSS ACCOUNT

	Note	Year ended December 31,
		2001	2002	2003	2003
		HK$M	HK$M	HK$M	US$M

TURNOVER	3	9,864	10,262	10,523	1,355

Expenses
Fuel		2,897	3,268	2,899	373
Operating costs		526	651	660	85
Depreciation		1,429	1,442	1,468	189
Deferral Premium	4	—	96	494	64
Staff costs		419	329	339	44

		5,271	5,786	5,860	755

Operating profit	5	4,593	4,476	4,663	600
Finance costs	6	877	559	385	49

Profit before taxation		3,716	3,917	4,278	551
Taxation	7	601	625	746	96

EARNINGS		3,115	3,292	3,532	455

DIVIDENDS	8	3,115	3,292	3,532	455

CASTLE PEAK POWER COMPANY LIMITED

BALANCE SHEET

		As of December 31,
	Note	2002	2003	2003
		HK$M	HK$M	US$M
		(Restated)

CAPITAL EMPLOYED
Fixed assets	9	26,836	27,449	3,535

Current assets
Fuel and stores		427	441	57
Sundry debtors and prepayments	10	123	119	15
Current account with
CLP Power Hong Kong Limited	11	842	976	126

		1,392	1,536	198

Current liabilities
Bank loans and other borrowings	12(a)	(4,099)	(2,759)	(356)
Creditors		(1,071)	(1,423)	(183)
Taxation payable		(160)	(166)	(21)

		(5,330)	(4,348)	(560)

Net current liabilities		(3,938)	(2,812)	(362)

Total assets less current liabilities		22,898	24,637	3,173

REPRESENTED BY
Share capital	13	50	50	6
Retained earnings		—	—	—
Proposed dividend		378	478	62

Shareholders’ funds		428	528	68

Advances from shareholders	14	12,197	14,271	1,838
Long-term loans and other borrowings	12(b)	7,733	7,011	903
Deferred taxation	15	2,540	2,827	364

		22,470	24,109	3,105

		22,898	24,637	3,173

CASTLE PEAK POWER COMPANY LIMITED

STATEMENT OF CHANGES IN EQUITY

	Share Capital	Retained Profit	Total	Total
	HK$M	HK$M	HK$M	US$M

Balance at January 1, 2001	50	336	386
Earnings for the year	—	3,115	3,115
Dividends declared for the year
2000 final	—	(336)	(336)
2001 interims	—	(2,711)	(2,711)

Balance at December 31, 2001	50	404 (1)	454

Balance at January 1, 2002	50	404	454
Earnings for the year	—	3,292	3,292
Dividends declared for the year
2001 final	—	(404)	(404)
2002 interims	—	(2,914)	(2,914)

Balance at December 31, 2002	50	378 (2)	428

Balance at January 1, 2003	50	378	428	55
Earnings for the year	—	3,532	3,532	455
Dividends declared for the year
2002 final	—	(378)	(378)	(49)
2003 interims	—	(3,054)	(3,054)	(393)

Balance at December 31, 2003	50	478 (3)	528	68

Note

(1)	The proposed final dividend at December 31, 2001 is HK$404 million.

(2)	The proposed final dividend at December 31, 2002 is HK$378 million.

(3)	The proposed final dividend at December 31, 2003 is HK$478 million.

CASTLE PEAK POWER COMPANY LIMITED

CASH FLOW STATEMENT

		Year ended December 31,
	Note	2001	2002	2003	2003
		HK$M	HK$M	HK$M	US$M

OPERATING ACTIVITIES
Cash generated from operations	16	5,917	6,025	6,077	783
Interest paid		(1,028)	(685)	(556)	(72)
Hong Kong profits tax paid		(594)	(681)	(694)	(89)

NET CASH INFLOW FROM OPERATING ACTIVITIES		4,295	4,659	4,827	622

INVESTING ACTIVITIES
Capital expenditure		(354)	(777)	(1,513)	(195)
Proceeds from disposal of fixed assets		—	10	27	3

NET CASH OUTFLOW FROM INVESTING ACTIVITIES		(354)	(767)	(1,486)	(192)

NET CASH INFLOW BEFORE FINANCING		3,941	3,892	3,341	430

FINANCING ACTIVITIES
Net drawdown of shareholders’ advances		720	1,459	2,129	274
Net repayment of bank loans and other borrowings		(1,614)	(2,033)	(2,038)	(262)
Dividends paid		(3,047)	(3,318)	(3,432)	(442)

NET CASH OUTFLOW FROM FINANCING ACTIVITIES		(3,941)	(3,892)	(3,341)	(430)

Movement in cash and cash equivalents		—	—	—	—
Cash and cash equivalents at beginning of the year		—	—	—	—

CASH AND CASH EQUIVALENTS AT END OF THE YEAR		—	—	—	—

Analysis of cash and cash equivalents Bank balances		—	—	—	—

CASTLE PEAK POWER COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

1.	BASIS OF PREPARATION OF ACCOUNTS

The accounts have been prepared under the historical cost convention, in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants (HKSA).

In the current year, the Company adopted Statement of Standard Accounting Practice (SSAP) No.12 (Revised) “Income Taxes” issued by the HKSA, which is effective for accounting periods commencing on or after January 1, 2003. The change to the Company’s accounting policy and the effect of adopting this new policy are set out in Notes 2(F) and 15.

The current Scheme of Control will expire in 2008. The accounts have been prepared on the basis that there will be no material changes to the current Scheme of Control in the foreseeable future.

2.	SIGNIFICANT ACCOUNTING POLICIES

A.	Scheme of Control

The financial operations of the Company (CAPCO) and CLP Power Hong Kong Limited (CLP Power), together called “the Companies”, are governed by a Scheme of Control Agreement (the Scheme) entered into with the Government of the Hong Kong Special Administrative Region (the Government of the HKSAR) and by other agreements entered into by CLP Power, CAPCO and ExxonMobil International Holdings Inc.

The main features of the Scheme of Control are as follows:-

(i)	The Scheme is to be applicable to the electricity-related activities of the Companies excluding those associated with export sales of electricity in accordance with the separate arrangement between the Companies and the Government of the HKSAR.

(ii)	CAPCO is to construct and operate generating facilities and sell power exclusively to CLP Power.

(iii)	The annual permitted return is to be the sum of:

•	13.5% of the average net fixed assets of the Companies, and

•	a further 1.5% on any average net fixed assets financed by shareholders’ investments and acquired after September 30, 1978, as defined in the Scheme.

(iv)	Any difference between the permitted return and the profit for Scheme of Control is to be transferred to or from a development fund. The balance of the development fund represents a liability in the accounts of CLP Power.

CASTLE PEAK POWER COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

A.	Scheme of Control (Continued)

(v)	The following are to be deducted from the permitted return:

•	a charge of 8% per annum on the sum of the average balances of the development fund and special provision account, such charge to be credited to a rate reduction reserve in the accounts of CLP Power to be applied as rebates to customers;

•	interest payable, up to a maximum of 8% per annum, on borrowed capital for financing of fixed assets;

•	an excess capacity adjustment which will only apply to additional generating unit installed after the Companies’ Black Point Units 7 and 8 are commissioned; and

•	interest on the increase in deposits from CLP Power’s customers, which represents the average of opening and closing balances of customers’ deposits for any year in excess of the balance as at September 30, 1998 up to a rate of 8% per annum.

(vi)	The net return, being the permitted return less the deductions, is to be divided in accordance with the provisions of the agreements between the Companies (where the Scheme profit, when added to the amount available for transfer from the development fund, is less than the permitted return, the share of any such deficit to be borne by the Company is to be limited to 20%).

(vii)	The records of the development fund, the special provision account, the rate reduction reserve and customers’ deposits are to be maintained in the accounts of CLP Power.

B.	Non Scheme of Control activities

Commencing October 1, 1991 the Company is entitled to 60% of the profit allowed to the Companies derived from the sale of electricity by CLP Power to customers located in the Chinese mainland, in accordance with the arrangement agreed between the Companies and the Government of the HKSAR.

C.	Fuel and stores

These are valued at the lower of cost and net realizable value. The cost of fuel oil is measured on the ‘first-in, first-out’ basis. Coal and stores are measured on the weighted average basis.

D.	Turnover

Turnover mainly represents sale of electricity to CLP Power under the terms of the Scheme, together with the Company’s share of profit on the sale of electricity by CLP Power to customers located in the Chinese mainland. Turnover is recognized when it is paid or becomes payable by CLP Power to the Company in accordance with the agreements referred to in Notes 2 (A) and (B) above.

CASTLE PEAK POWER COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

E.	Fixed assets and depreciation

Fixed assets are stated at cost less accumulated depreciation.

Depreciation of fixed assets is based on the rates authorized under the Scheme of Control, which reflect the pattern in which the assets’ economic benefits are consumed, and is provided on a straight line basis commencing from the date of commissioning. The following bases apply to fixed assets :

Buildings	33 years
Cables	30 years
Generating plant, switchgear and transformers	25 years
Furniture, system control equipment, tools, communication and office equipment	10 years
Computers and office automation equipment other than those forming part of the generating plant	5 years
Motor vehicles and marine craft	5 years

F.	Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantially enacted by the balance sheet date are used to determine deferred taxation.

Prior to 2003, the Company fully recognized deferred taxation arising from timing differences attributable to accelerated depreciation allowances which were accounted for at the taxation rate in force in the year in which the differences arose. The adoption of SSAP No.12 (Revised) represents a change in accounting policy, which has been applied retrospectively so that the comparative figures presented have been restated to conform to the changed policy. The change has resulted in a decrease in deferred tax liabilities at January 1, 2002 by HK$168 million and at December 31, 2002 by HK$166 million with corresponding increase in creditors (Note 15).

G.	Interest

Interest on borrowed capital arranged to finance the acquisition, construction or production of a fixed asset is:

(i)	incorporated in capital expenditure during the period of time that is required to complete and prepare the assets for its intended use; and

(ii)	charged to operating costs when incurred after commissioning.

CASTLE PEAK POWER COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

H.	Foreign currencies

Monetary assets and liabilities denominated in foreign currency are translated into Hong Kong Dollars at the rates of exchange prevailing at the balance sheet date, or at the relevant forward contract rates where applicable. Transactions during the year are converted into Hong Kong Dollars at the rates of exchange ruling at the dates of the transactions.

All unrealized exchange differences arising from long-term borrowings and shareholders’ advances are deferred in accordance with the treatment stipulated under the Scheme of Control. All other unrealized and all realized exchange differences are credited or debited to the Profit and Loss Account.

I.	Related parties

Related parties are individuals and companies, where the individual or company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

J.	Translation of 2003 Financial Statements to United States Dollars (“US Dollars”)

The financial statements are expressed in Hong Kong Dollars (“HK Dollars”). Solely for the convenience of the reader, the 2003 financial statements have been translated into US Dollars at the specified rate below. These translations should not be construed as representations that the HK Dollars amounts actually represent such US Dollars amounts or could be converted into US Dollars at the rate indicated. The translation of HK Dollars into US Dollars has been made at the rate of HK$7.7640 to US$1.00, which was the noon buying rate in New York City for cable transfers in HK Dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003.

3.	TURNOVER

Turnover comprises:

	2001	2002	2003
	HK$M	HK$M	HK$M

Sale of electricity to CLP Power	9,815	10,191	10,431
Share of profit on the sale of electricity by CLP
Power to customers in the Chinese mainland	49	71	92

	9,864	10,262	10,523

CASTLE PEAK POWER COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

4.	DEFERRAL PREMIUM

Deferral Premium was a contractual obligation that corresponded to additional costs incurred by the vendors for deferred delivery of the two generator units (units 7 and 8) in Black Point Power Station.

5.	OPERATING PROFIT

	2001	2002	2003
	HK$M	HK$M	HK$M

Operating profit is stated after charging the following:
Depreciation
Buildings	260	261	263
Generation and other equipment	1,169	1,181	1,205

	1,429	1,442	1,468
Loss on disposal of fixed assets	81	83	40
Directors’ remuneration
- fees	1	1	1
- other emoluments	—	—	—
Auditors’ remuneration	1	1	1

6.	FINANCE COSTS

	2001	2002	2003
	HK$M	HK$M	HK$M

Interest on bank loans and overdrafts	746	502	368
Interest on other loans	161	142	74
Interest on short-term bank loans for fuel stock financing	11	5	4

	918	649	446
Finance charges	30	20	16
Exchange loss	83	17	21
Less: Amount Capitalized	(143)	(122)	(94)
Fuel stock interest included in fuel expenses	(11)	(5)	(4)

	877	559	385

CASTLE PEAK POWER COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

7.	TAXATION

	2001	2002	2003
	HK$M	HK$M	HK$M

Taxation in the profit and loss account represents:
Current taxation
Hong Kong profits tax	656	650	700
Deferred taxation (Note 15)
(Write back)/Provision for the year	(55)	(25)	46

	601	625	746

In 2003, the Government enacted a change in the profits tax rate from 16% to 17.5% for the fiscal year 2003/2004. Hong Kong profits tax has been provided at the rate of 17.5% (2001 & 2002: 16%) on the estimated assessable profit for the year.

The taxation on the Company’s profit before taxation differs from the theoretical amount that would arise using the Hong Kong profits tax rate as follows:

	2001	2002	2003
	HK$M	HK$M	HK$M

Profit before taxation	3,716	3,917	4,278

Calculated at a taxation rate of 17.5% (2001 & 2002: 16%)	595	626	749
Expenses not deductible for taxation purposes	3	(1)	(3)
Tax under provided	3	—	—

	601	625	746

8.	DIVIDENDS

	2001	2002	2003
	HK$M	HK$M	HK$M

Interim dividends paid	2,711	2,914	3,054
Proposed final dividend	404	378	478

	3,115	3,292	3,532

CASTLE PEAK POWER COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

9.	FIXED ASSETS

	Medium term leasehold land in Hong Kong	Buildings	Generation equipment	Other equipment and vehicles	Equipment awaiting installation	Total
	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M

Cost
At January 1, 2002	2,749	9,446	28,920	278	1,121	42,514
Additions	—	65	772	26	75	938
Transfers and disposals	—	(43)	(121)	(42)	—	(206)

At December 31, 2002	2,749	9,468	29,571	262	1,196	43,246
Additions	—	121	1,937	44	46	2,148
Transfers and disposals	—	(20)	(180)	(6)	(3)	(209)

At December 31, 2003	2,749	9,569	31,328	300	1,239	45,185

Accumulated depreciation
At January 1, 2002	—	3,358	11,449	206	68	15,081
Charge for the year	—	261	1,091	20	70	1,442
Transfers and disposals	—	(4)	(68)	(41)	—	(113)

At December 31, 2002	—	3,615	12,472	185	138	16,410
Charge for the year	—	264	1,115	16	73	1,468
Transfers and disposals	—	(11)	(125)	(5)	(1)	(142)

At December 31, 2003	—	3,868	13,462	196	210	17,736

Net book value
At December 31, 2003	2,749	5,701	17,866	104	1,029	27,449

At December 31, 2002	2,749	5,853	17,099	77	1,058	26,836

Included in fixed assets is plant under construction, the net book value of which at December 31, 2003 is HK$4,480 million (2002: HK$2,786 million).

CASTLE PEAK POWER COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

10.	SUNDRY DEBTORS AND PREPAYMENTS

Included in sundry debtors and prepayments in 2003 is a receivable of HK$75 million, representing the net impact of the additional amount of deferred taxation recognized by the Company due to changes in tax rates to 17.5% and temporary differences (Note 15).

11.	CURRENT ACCOUNT WITH CLP POWER HONG KONG LIMITED

The amount due from CLP Power mainly represents sales of electricity for the month of December 2003.

12.	BANK LOANS AND OTHER BORROWINGS

		Note	2002	2003
			HK$M	HK$M

(a)	Amount included in current liabilities
	Short-term bank loans	12(c)	1,003	1,116
	Current portion of long-term liabilities
	Bank loans		1,699	1,592
	Other borrowings		1,397	51

			3,096	1,643
			4,099	2,759

(b)	Amounts shown as long-term loans and other borrowings
	Bank loans
	Wholly repayable within 5 years		3,240	4,030
	Not wholly repayable within 5 years		5,985	4,418

		12(c)	9,225	8,448
	Other borrowings
	Wholly repayable within 5 years	12(d)	1,604	206
	Not wholly repayable within 5 years	12(d)	—	—

			10,829	8,654
	Current portion of long-term liabilities		(3,096)	(1,643)

			7,733	7,011

CASTLE PEAK POWER COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

12.	BANK LOANS AND OTHER BORROWINGS (Continued)

(c)	The total bank loan balances of HK$9,564 million as at December 31, 2003 (2002: HK$10,228 million) comprised of:

i)	Export Credit Agencies (ECA) loans of HK$1,312 million (2002: HK$3,843 million) relating to the purchase of fixed assets with interest rate of 7.16% per annum (2002: 6.05% to 7.76% per annum);

ii)	fixed rate bank loans of HK$4,904 million (2002: HK$2,142 million) with interest rates after swap ranged from 4.37% to 6.13% per annum (2002: 5.80% to 6.13% per annum); and

iii)	variable rate loans of HK$3,348 million (2002: HK$4,243 million).

(d)	Other borrowings represent:

	2002	2003
	HK$M	HK$M

Private Placement
On a 10-year bullet repayment basis	1,345	—
On a 15-year amortizing basis	259	206

	1,604	206

13.	SHARE CAPITAL

	2002	2003
	HK$M	HK$M

Authorized:
1,000,000 (2002: 1,000,000) shares of HK$100 each	100	100

Issued and fully paid:
500,000 (2002: 500,000) shares of HK$100 each	50	50

CASTLE PEAK POWER COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

14.	ADVANCES FROM SHAREHOLDERS

	2002	2003
	HK$M	HK$M

ExxonMobil Energy Limited	7,263	8,503
CLP Power	4,934	5,768

	12,197	14,271

The advances are unsecured, interest free and have no fixed terms of repayment, except for advances totalling of HK$78 million from CLP Power, which represent a special loan repayable in full on September 30, 2008.

15.	DEFERRED TAXATION

Deferred taxation is calculated in full on temporary differences mainly attributable to accelerated depreciation allowances under the liability method using the taxation rate of 17.5% (2002: 16%) enacted at the balance sheet date.

The movement on the deferred tax liabilities account is as follows :

	2002	2003
	HK$M	HK$M

At January 1, as previously reported	2,731	2,706
Adjustment for changes in prior periods (a)	(168)	(166)

At January 1, restated	2,563	2,540
Effect of change (b)	2	241
(Write back)/Provision for the year in Profit & Loss Account (Note 7)	(25)	46

At December 31	2,540	2,827

(a)	Prior to 2003, the Company recognized deferred taxation arising from timing differences attributable to accelerated depreciation at the profits tax rate in force in the year in which the temporary differences arose. SSAP No. 12 (Revised) requires the provision of deferred taxation on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the accounts using the profits tax rate enacted, or substantially enacted, at the balance sheet date. On adoption of SSAP 12 (Revised) in 2003, retrospective adjustments of HK$168 million for the over-provision of deferred taxation due to both changes in tax rates and temporary differences in periods prior to 2002 and a provision of HK$2 million for 2002 were made. A corresponding liability to CLP Power of HK$166 million was recorded within creditors at December 31, 2002 to reflect the restatement on the grounds that this over-provision will be payable to CLP Power.

CASTLE PEAK POWER COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

15.	DEFERRED TAXATION (Continued)

(b)	As a result of the increase in the profits tax rate from 16% to 17.5% and change in temporary differences in 2003, an additional deferred taxation of HK$241 million was recognized. The Company believes that such amount will be recoverable from the Scheme of Control. The corresponding movement of HK$166 million has resulted in a net receivable of HK$75 million being recognized in 2003 (Note 10).

16.	RECONCILIATION OF PROFIT BEFORE TAXATION TO CASH GENERATED FROM OPERATIONS

	2001	2002	2003
	HK$M	HK$M	HK$M

Profit before taxation	3,716	3,917	4,278
Adjustment for:
Finance costs	877	559	385

Operating Profit	4,593	4,476	4,663
Adjustment for:
Loss on disposal of fixed assets	81	83	40
Depreciation	1,429	1,442	1,468
Other financing costs	(94)	(23)	(20)

Operating profit before working capital changes	6,009	5,978	6,151
Increase in fuel and stores	(42)	(35)	(14)
Decrease/(Increase) in sundry debtors and prepayments	132	1	(29)
Increase in current account with CLP Power	(81)	(23)	(134)
(Decrease)/Increase in creditors	(101)	104	103

Cash generated from operations	5,917	6,025	6,077

17.	INTEREST RATE SWAP CONTRACTS

As at December 31, 2003, the Company had two interest rate swap contracts outstanding under which the Company pays fixed rate and receives floating rate interests. These contracts have a principal amount of HK$4,548 million (2002: HK$2,292 million) and their effective interest rates for interest payments due from 2004 to 2012 are 4.37% and 4.70% respectively.

18.	COMMITMENT

(a)	Capital expenditure authorized by the Board and not provided in the accounts at December 31, 2003 amounted to HK$2,989 million (2002: HK$5,164 million). Of this amount, contracts had been entered into at December 31, 2003 for HK$900 million (2002: HK$1,999 million). No forward exchange contracts have been arranged for settlement of these contracts (2002: Nil).

CASTLE PEAK POWER COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

18.	COMMITMENT (Continued)

(b)	Natural gas for the Black Point Power Station is purchased by the Company on a take-or-pay (if tendered) basis pursuant to a 20-year contract which commenced in January, 1996. The prices for the gas are determined by reference to a base price adjusted annually according to certain market and economic indices.

19.	RELATED PARTY TRANSACTIONS

The following is a summary of significant related party transactions between the Company and a related party, in addition to those disclosed in Notes 11 and 14, which were carried out in the normal course of business during the year ended December 31, 2003:

	2001	2002	2003
	HK$M	HK$M	HK$M

Sale of electricity to CLP Power (a)	9,815	10,191	10,431
Costs reimbursed to CLP Power (b)	912	970	1,025

(a)	The Company sells electricity to CLP Power (Note 3) at cost plus profit calculated in accordance with the Scheme. CLP Power owns a 40% share in the Company.

(b)	In accordance with the Operating Service Agreement between CLP Power and the Company, CLP Power is responsible to the Company for the efficient and proper construction, commissioning, operation and maintenance of the electricity generating facilities of the Company. In return, the Company reimburses CLP Power for all costs incurred in performance of the agreement. The portion of the amount recharged by CLP Power which is accounted for as operating expenses by the Company is covered under the electricity sales in (a) above.

20.	PRINCIPAL ACTIVITY

The principal activity of the Company is the generation and sale of electricity to CLP Power.

21.	ULTIMATE HOLDING COMPANY

The Company is 60% owned by ExxonMobil Energy Limited and 40% owned by CLP Power which is responsible for the Company’s day to day operations. The ultimate holding company of ExxonMobil Energy Limited is Exxon Mobil Corporation, a company incorporated in the United States of America. The ultimate holding company of CLP Power is CLP Holdings Limited, a company incorporated in Hong Kong.

22.	APPROVAL OF ACCOUNTS

The accounts were approved by the Board on February 13, 2004.