Form 20-F
period 2004-12-31
CLP POWER HONG KONG LTD
filed 2005-06-21
CIK 1016049

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004.

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

Yes     X     No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17     X     Item 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS.)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes              No

FORWARD-LOOKING STATEMENTS IN THIS ANNUAL REPORT

MAY NOT BE REALIZED

Our disclosure and analysis in this annual report contain or incorporate by reference some forward-looking statements. Our forward-looking statements contain information regarding, among other things, our financial condition, future expansion plans and business strategy. We have based these forward-looking statements on our current expectations and projections about future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Although we believe that these expectations and projections are reasonable, such forward-looking statements are inherently subject to risks, uncertainties and assumptions about us, including, among other things:

•	general economic and political conditions affecting Hong Kong;

•	possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity, that may impact the economy of Hong Kong;

•	natural disasters, such as earthquakes and tsunamis, which are beyond our control;

•	the introduction of new environmental regulations;

•	fluctuations in foreign currency exchange rates and the possible devaluation of the Hong Kong dollar;

•	additional disclosures we make in our previous and future Form 20-F annual reports and Form 6-K periodic reports to the U.S. Securities and Exchange Commission, or SEC; and

•	those other risks identified in “Item 3. Key Information – D. Risk Factors” of this annual report.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data

We are a wholly owned subsidiary of CLP Holdings Limited, which is referred to as CLP Holdings in this annual report. We entered into the Scheme of Control in 1964 with the Hong Kong Government and certain other parties to govern our electricity-related financial affairs. The table below sets forth our selected financial data for the years ended December 31, 2000 to December 31, 2004. The selected balance sheet data as of December 31, 2003 and 2004 and the selected income statement information for the years ended December 31, 2002, 2003 and 2004 are derived from our audited financial statements included elsewhere in this annual report. The selected balance sheet data as of December 31, 2000, 2001 and 2002 and the selected income statement information for the years ended December 31, 2000 and 2001 are derived from our audited financial statements not included in this annual report. Our financial statements have been prepared in conformity with Hong Kong generally accepted accounting principles, or Hong Kong GAAP, modified as necessary to comply with the terms of the Scheme of Control Agreement, which is referred to as the Scheme of Control in this annual report. In addition, such data have been reconciled with U.S. generally accepted accounting principles, or U.S. GAAP, described in note 26 (Page F-31 to F-37) to our financial statements set forth in “Item 17. Financial Statements” in this annual report and presented in compliance with Item 17 of Form 20-F under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act.

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

	Years Ended December 31,
	2000	2001	2002	2003	2004
	HK$	HK$	HK$	HK$	HK$	US$
	(in millions, except for share and per share data)
Income Statement Information:
Hong Kong GAAP
Turnover and other revenue(1)	25,512	26,105	27,246	27,184	28,334	3,645
Operating Expenses
Purchases of electricity from CAPCO	9,735	9,815	10,191	10,431	10,923	1,405
Purchases of nuclear electricity	4,587	5,013	4,976	5,134	4,763	613
Pumped storage service fee	457	424	419	308	369	47
Staff costs	609	592	619	695	755	97
Other operating costs	731	892	522	872	832	107
Depreciation	1,463	1,598	1,723	1,972	1,870	241

	17,582	18,334	18,450	19,412	19,512	2,510

Operating profit	7,930	7,771	8,796	7,772	8,822	1,135
Finance costs	(195)	(161)	(94)	(110)	(154)	(20)
Finance income	18	1	—	—	—	—

Profit before taxation	7,753	7,611	8,702	7,662	8,668	1,115
Taxation	(848)	(537)	(853)	(906)	(1,184)	(152)
Transfers under Scheme of Control(2)	(1,629)	(1,506)	(1,643)	(365)	(296)	(38)

Net earnings	5,276	5,568	6,206	6,391	7,188	925

Number of shares in issue (million shares)	2,488.32	2,488.32	2,488.32	2,488.32	2,488.32	2,488.32
Earnings per share of common stock	2.12	2.24	2.49	2.57	2.89	0.37
Dividends per share of common stock	2.12	2.18	2.49	2.08	2.73	0.35
Dividends per share of common stock (US$)	0.27	0.28	0.32	0.27	0.35
U.S. GAAP Net Earnings	5,432	5,634	6,323	6,172	7,853	1,010

(1)	Turnover represented sale of electricity based on actual and accrued consumption derived from meter readings during the year. Other revenue included dividend income from jointly controlled entities and other electricity-related revenue.

(2)	Transfers under the Scheme of Control comprise (i) the difference between the permitted return and the Scheme of Control profit being transferred to or from the Scheme of Control development fund, (ii) the amount of deferral premium in relation to units 7 and 8 of the Black Point Power Station charged to the special provision account, and (iii) a charge of 8% per annum on the sum of the average balances of the Scheme of Control development fund and the special provision account being credited to a rate reduction reserve to be applied as rebates to customers. See “Item 4. Information on the Company - Scheme of Control”.

	As of December 31,
	2000	2001	2002	2003	2004
	HK$	HK$	HK$	HK$	HK$	US$
Balance Sheet Information:
Hong Kong GAAP:
Other assets	2,342	2,269	2,204	1,501	2,069	266
Fixed assets	30,358	33,203	36,279	39,262	42,419	5,458
Investments in jointly controlled entities	4,365	4,661	5,259	6,099	6,453	830

Total assets	37,065	40,133	43,742	46,862	50,941	6,554

Current liabilities (1)	5,000	6,049	6,900	7,218	7,573	974
Term loans (deferred portion)	2,356	3,846	6,183	6,882	8,400	1,081
Deferred taxation	3,110	3,276	3,606	4,287	4,686	603
Other long-term liabilities	4,060	4,354	4,500	3,607	3,720	479
Shareholders’ equity	22,539	22,608	22,553	24,868	26,562	3,417

Total liabilities and shareholders’ equity	37,065	40,133	43,742	46,862	50,941	6,554

U.S. GAAP:
Shareholders’ equity	22,077	22,205	22,236	24,297	26,729	3,439

(1)	Current liabilities include the current portion of term loans.

	Years Ended December 31,
	2000	2001	2002	2003	2004
Other Information:
Total units of electricity sold (millions of kWh)	27,488	28,531	29,887	31,043	31,719
Units of electricity sold in Hong Kong (millions of kWh)	26,307	26,950	27,712	28,035	28,632
Average local tariff(1) (HK¢ per kWh)	88.0	88.0	87.6	87.5	87.2
Interest coverage (2)	74.8	105.3	134.9	113.7	83.6
Ratio of earnings to fixed charges (3)
Hong Kong GAAP	40:1	36:1	34:1	25:1	27:1
U.S. GAAP	41:1	37:1	34:1	25:1	18:1

(1)	Included special rebates which averaged 2.2 HK¢ per kWh for years 2000 to 2003 set out above.

(2)	Interest coverage is calculated as profit before taxation and interest divided by interest charges.

(3)	For the purpose of calculating ratio of earnings to fixed charges, earnings consist of (i) profit before taxation and fixed charges for us and our consolidated subsidiaries and (ii) distributed income received from less than fifty-percent owned investments. Fixed charges consist of interest expense (including capitalized interest) and amortization of notes charges.

Currency Translations and Exchange Rates

We publish our financial statements in Hong Kong dollars. For the convenience of the reader, we have translated Hong Kong dollar amounts into U.S. dollars in certain portions of this annual report at a rate of HK$7.7723 = US$1.00. This rate was the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2004. The translation does not mean that Hong Kong dollars could actually be converted into U.S. dollars at that rate.

The following tables show the noon buying rates expressed in Hong Kong dollars per U.S. dollar for the periods indicated below.

Year/Period Ended	Average Rate (1)	At Period End
	(HK$ per US$1.00)
December 31, 2000	7.7936	7.7999
December 31, 2001	7.7996	7.7980
December 31, 2002	7.7996	7.7988
December 31, 2003	7.7864	7.7640
December 31, 2004	7.7899	7.7723

(1)	These figures each represent the average of the noon buying rates on the last day of each month during the period.

Month Ended	High	Low	At Period End
	(HK$ per US$1.00)
December 31, 2004	7.7821	7.7698	7.7723
January 31, 2005	7.7994	7.7775	7.7993
February 28, 2005	7.7999	7.7984	7.7992
March 31, 2005	7.7998	7.7987	7.7990
April 30, 2005	7.7995	7.7946	7.7946
May 31, 2005	7.7995	7.7767	7.7788
June 2005 (through June 10, 2005)	7.7842	7.7781	7.7781

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Our business and operations are subject to various risks, many of which are beyond our control. If any of the risks described below actually occurs, our business, financial condition or results of operations could be seriously harmed.

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

In Hong Kong, the administration’s policies have always been the concern of the general public and business community, and some have led to large scale demonstration. The resignation of some senior government officials, demand for early universal suffrage, delay of launching the Link Real Estate Investment Trust and the recent resignation of the Chief Executive created different level of political uncertainties. There can be no assurance that future changes in the political situation of Hong Kong will not affect the economic climate in Hong Kong, which in turn could materially and adversely affect our results of operations.

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

Most of our revenues are derived from our business activities in Hong Kong, which are directly affected by the performance of Hong Kong’s economy. The economy of Hong Kong has in recent years experienced a decline from the high rates of growth experienced in the 1960s, 1970s and 1980s as businesses in Hong Kong have increasingly relocated manufacturing operations to the Chinese mainland and other regions, where labor and other fixed costs are generally lower. This has resulted, and is expected to continue to result, in a decline in electricity sales by us to the manufacturing sector and consequently, reduced growth in our sales of electricity in Hong Kong.

Hong Kong has experienced some years of economic difficulties since the Asian financial crisis. However, the economy largely recovered throughout 2004. Although Hong Kong is expected to maintain solid economic growth in 2005, it is vulnerable to external factors because of its highly externally oriented economic structure. Persistent high oil prices, an upward interest rate cycle and continuous macroeconomic adjustment measures in China could impact the Hong Kong economy. More directly, outbreak of epidemics such as avian flu in the surrounding regions could take a toll on the regional economy. This could in turn slow the growth in electricity demand in Hong Kong, which might result in our further deferral of capital expenditures and limit our revenue growth. Furthermore, exceptional and major changes to social or economic circumstances in Hong Kong could also adversely affect our local electricity business in terms of volume of sales and, notwithstanding the Scheme of Control, tariff implementation.

The electricity-related operations and financial affairs of us and our affiliated company, Castle Peak Power Company Limited, or CAPCO are governed by the current Scheme of Control which is effective until September 30, 2008. Any unfavorable modifications to the Scheme of Control by the Hong Kong Government following its expiry in 2008 may have an adverse effect on our financial performance.

The Scheme of Control governs our financial affairs and those of CAPCO insofar as such affairs relate to our and CAPCO’s core electricity-related operations. The current Scheme of Control is effective until September 30, 2008. On January 31, 2005, the Hong Kong Government launched a process of public consultation on post-2008 electricity market arrangements. Recently, some companies have also expressed interest in electricity generation and electricity supply business in Hong Kong, but they have not disclosed any detailed plan to the public at the moment. Should there be any modification to the Scheme of Control by the Hong Kong Government following its expiration in 2008 in a manner which would be unfavorable to us and CAPCO, our financial condition could be seriously affected.

Accidents and natural disasters could prevent operation of our power generating and distribution facilities and prevent us from generating electricity-related revenues or reduce our operating flexibility.

Our power generating and distribution operations may be affected from time to time by equipment failures, and natural disasters, such as typhoons or floods. Natural disasters could interrupt our power generating, transmission and distribution services leading to decreased revenues, increased maintenance and higher engineering costs. Accidents could interrupt our power generating, transmission and distribution services, subject us to increased liabilities or bring about pressure for greater regulation of our services. Although we have acquired insurance that is consistent with industry practice against such risks, our insurance is subject to market-wide exclusion, limitation and commercial availability.

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

Technological advances in the electricity industry may create competitive pressure on our operations, which may adversely affect our financial condition and results of operations.

Development of alternative generating, delivering, storage and application technologies may not only affect the ways we supply our electricity to customers, but also create more competition in the power industry. For instance, distributed generation technologies such as fuel cells and micro turbines, together with other waste heat conversion technologies, are being experimented with to provide combined heat and power to electricity customers at a high level of fuel efficiency. Such technological developments may negatively affect our competitive strength, and in turn our business. New technologies take time and require heavy investment to develop and realize commercial operation. Although we have dedicated resources to monitor technological developments that are of potential relevance to our business, we cannot assure you that the efforts can clear all risks and uncertainties that may be caused by technological advances worldwide.

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

Although the Hong Kong dollar has been officially linked to the U.S. dollar at the rate of approximately HK$7.80 to US$1.00 since October 17, 1983, we cannot assure you that this, or any linked exchange rate, will be maintained by the Hong Kong Government in the future. While most of our revenues are denominated in Hong Kong dollars and we have hedged a material portion of our foreign currency exposures through the use of derivative instruments, any devaluation of the Hong Kong dollar in the longer term beyond the available and practicable hedging time span would increase the Hong Kong dollar cost of our future expenditures denominated in U.S. dollars or other foreign currencies, which could adversely affect our financial condition and results of operations.

Investor confidence and the market price of our securities may be adversely impacted if we or our independent registered public accountant is unable to attest to the adequacy of the internal control over financial reporting of our company as of December 31, 2006, as required by Section 404 of the Sarbanes-Oxley Act of 2002.

The SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring public companies to include in their Annual Report on Form 10-K or Form 20-F, as the case may be, a report of management on the company’s internal controls over financial reporting that contains an assessment by management of the effectiveness of the company’s internal control over financial reporting. In addition, the company’s independent registered public accountant must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting. These requirements will first apply to our Annual Report on Form 20-F for the fiscal year ending December 31, 2006. Our management may not conclude that our internal control over financial reporting is effective. Moreover, even if our management does conclude that our internal control over financial reporting is effective, if our independent registered public accountant is not satisfied with our internal control, the level at which our control is documented, designed, operated or reviewed, or if the independent registered public accountant interprets the requirements, rules or regulations differently from us, then he/she may decline to attest to our management’s assessment or may issue a report that is qualified.

In preparation for our compliance with these assessment and attestation requirements, we are in the process of carrying out a review of the design, documentation and operating effectiveness of our internal control over financial reporting. In the course of this readiness project, some deficiencies in our internal controls came to light, none of these are considered material. We are working to rectify these deficiencies and we anticipate that all of them will be rectified by December 31, 2006.

However, because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements which may occur. Furthermore, current evaluations of internal controls may in the future become inaccurate due to changes in conditions, or deterioration in compliance with policies or procedures. To the extent that any material weakness in our internal control over financial reporting is discovered in the future and not rectified by the time our first assessment and attestation under Section 404 of the Sarbanes-Oxley Act of 2002 must be made, or our management or our independent registered public accountant are unable to attest to the adequacy of our controls, we could suffer an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which could negatively impact the market price of our securities.

Item 4.	Information on the Company

A. History and Development of the Company

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

We are engaged in the electricity generation, transmission and distribution business in Hong Kong. We are one of the only two electricity providers in Hong Kong. Pursuant to several contracts described below in “— Power Purchase from CAPCO” and “— Non-CAPCO Power Purchases/Storage Facilities”, we purchase the electricity from CAPCO, our affiliated company incorporated in Hong Kong and from Guangdong Daya Bay Nuclear Power Station, located in Guangdong Province, China. We supply electricity to Kowloon, the New Territories and a number of outlying islands, including Lantau Island and Cheung Chau. Our supply area extends to approximately 1,000 square kilometers and covers a population of approximately 5.5 million, equivalent to about 2.2 million customers. We supply approximately 73% of the electricity consumed in Hong Kong.

In 1964, we entered into a joint venture arrangement with ExxonMobil International Holdings Inc. (formerly known as Esso Eastern Inc.), a wholly owned subsidiary of Exxon Mobil Corporation (formerly known as Exxon Corporation), to help finance the substantial capital commitments required to build power stations needed in connection with the anticipated rapid economic expansion in Hong Kong in the 1960s and 1970s. The generating company, CAPCO, was formed under this joint venture arrangement, and was 40% owned by us and 60% owned by ExxonMobil Energy Limited (“ExxonMobil”) (an indirect subsidiary of ExxonMobil International Holdings Inc., and was formerly known as Exxon Energy Limited). Concurrently with the establishment of the joint venture arrangement, we and ExxonMobil International Holdings Inc. negotiated a regulatory framework with the Hong Kong Government formally known as the “Scheme of Control”.

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

In addition to our 40% equity interest in CAPCO, as described above, we also hold an equity interest of 49% in Hong Kong Pumped Storage Development Company, Limited, a joint venture company formed between us and ExxonMobil. See “ — Non-CAPCO Power Purchases/Storage Facilities”. The principal activity of Hong Kong Pumped Storage Development Company, Limited is to provide pumped storage services to us in the Guangdong Province of the Chinese mainland.

In addition, in January 2002, we incorporated a wholly owned subsidiary, CLP Power Hong Kong Financing Limited, to establish a Medium Term Note Programme, or an MTN Programme, for fund raising purposes.

For the year ended December 31, 2004, we received HK$1,558 million as dividend income from our affiliated companies.

The table below sets forth for each of our principal affiliated companies in which we hold equity interest, the name and year of incorporation, the percentage holding of our company and principal activities as of December 31, 2004.

	Year of incorporation	Our holding percentage	Principal activities
Castle Peak Power Company Limited	1981	40%	Power generation

Hong Kong Pumped Storage Development Company, Limited	1989	49%	Utilization of 50% of capacity of Phase I of Guangzhou Pumped Storage Power Station

CLP Power Hong Kong Financing Limited	2002	100%	Issuer of medium term notes

Our registered address is 147 Argyle Street, Kowloon, Hong Kong. Our telephone and facsimile numbers are (852) 2678-8111 and (852) 2760-4448 respectively. Our website address is www.clpgroup.com. Our authorized representative in the United States is Puglisi & Associates at 850 Library Avenue, suite 204, Newark, Delaware 19711. Their telephone and facsimile numbers are (302) 738-6680 and (302) 738-7210, respectively.

B. Business Overview

Business Strategy

We aim to provide reliable electricity supply to our customers at the lowest reasonable cost, while continuing to provide a reasonable return to our shareholders in accordance with the Scheme of Control. To achieve this, we are pursuing a number of integrated business strategies and initiatives:

•	actively participating in the debate on the future regulatory framework and striving to achieve a satisfactory and viable post-2008 regulatory regime;

•	bringing liquefied natural gas (LNG) to Hong Kong to meet the increasing local demand for electricity and contribute to further improvements in environmental performance;

•	improving emission performance of the existing coal-fired plant to match or exceed the European Union standards;

•	reinforcing the quality of service to our customers to enhance customer loyalty, through competitive tariff policies, supply reliability and improvements in customer service;

•	continuous advancement of internal business management and performance, including benchmarking to meet world-best practices;

•	close management of capital expenditure and operating costs to achieve the lowest reasonable cost;

•	encouraging innovation and growth by developing management and leadership capabilities, repositioning staff skills and organization to meet a changing environment;

•	maintaining full compliance with all applicable environmental regulations and licences; and

•	maintaining and reinforcing responsible corporate citizenship and partnering with the Hong Kong Government and the community.

Relationship With CAPCO

General

We purchase a significant part of our electricity demand from CAPCO. We work closely with ExxonMobil, which owns 60% of CAPCO, in the financing, construction and management of CAPCO’s generating facilities. The affairs of CAPCO are managed by an eleven-member board of directors, of which six representatives are nominated by ExxonMobil and five representatives are nominated by us. While we act as the operator of CAPCO’s generating facilities, there are a number of key areas requiring the consent of both shareholders, including financing.

The joint venture relationship between us and ExxonMobil is governed by an agreement initially signed in 1964 and subsequently amended and supplemented by several contracts, which, collectively, are referred to as the Basic Agreement in this annual report. The Basic Agreement provides, amongst other matters, that no facility expansion can be carried out independently by CAPCO without the approval of us and ExxonMobil. ExxonMobil also has an option to participate in any future generating capacity expansion undertaken by CAPCO to provide for CLP Power Hong Kong’s requirements for electricity. However, if ExxonMobil declines to participate in any such further expansion, their right to participate in succeeding expansions of generating capacity is deemed to be waived.

CAPCO’s balance sheets as of December 31, 2003 and 2004 and statements of income, cash flows and changes in equity for the years ended December 31, 2002, 2003 and 2004, audited by PricewaterhouseCoopers, independent public accountants, are included in Item 17. “Financial Statements” in this annual report.

Electricity Purchases

Under the Basic Agreement, we purchase the total electricity output of CAPCO. We also pay all of CAPCO’s operating expenses, including fuel cost, depreciation, interest expenses, current and deferred taxes, as well as CAPCO’s share of the return permitted under the Scheme of Control. See “ — Scheme of Control — Net and Permitted Returns”.

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

CAPCO Financing

We and ExxonMobil have provided most of our funding to CAPCO in the form of interest-free shareholders’ advances. As at December 31, 2004, CAPCO’s paid-in-capital amounted to HK$50.0 million (US$6.4 million), while shareholders’ advances amounted to HK$15.2 billion (US$2.0 billion). Pursuant to a deed of subordination, shareholders’ advances are subordinated to certain debt financing of CAPCO and may be repaid to the extent that CAPCO’s ratio of borrowed moneys to shareholders’ funds (representing the sum of the issued share capital, deferred taxation, retained profit, proposed dividend, shareholders’ advances (excluding unrealized foreign exchange differences) and special advances) is not higher than 1.5 : 1. Borrowed moneys means moneys lent to CAPCO excluding fuel stock loans, obligations arising from swaps and currency exchange transactions, and unrealized foreign exchange differences. As at December 31, 2004, the borrowed moneys of CAPCO amounted to approximately HK$9.3 billion (US$1.2 billion), while shareholders’ funds totaled approximately HK$18.5 billion (US$2.4 billion), giving a ratio of 0.50 : 1, which is lower than the ratio of 0.54 : 1 as at December 31, 2003. The lower ratio reflects the combined effect of increased shareholders’ funds and reduced borrowed moneys.

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

The Scheme of Control contains provisions covering the obligations of the parties to the Scheme of Control, the tariff setting mechanism, calculation of the permitted and net return of us and CAPCO and the procedures for government monitoring. Our sales of electricity to the Chinese mainland are governed by a separate contract with the Hong Kong Government.

In accordance with the Scheme of Control, we are obliged to contribute to the development of Hong Kong by providing sufficient facilities to meet the demand for electricity at the lowest reasonable cost. In return, we, CAPCO and any future companies formed by us, alone or together with ExxonMobil or others (the “SoC Companies”) are entitled to receive tariff revenue sufficient for a reasonable return on our investments. Costs are forecast by means of a financial review process described below and the rate of return is determined by means of a formula established by the Scheme of Control. See “ — Tariffs”.

The Scheme of Control provides for government monitoring of the SoC Companies’ financial affairs and operating performance through financial reviews and auditing reviews as described below.

The Hong Kong Government reviews the SoC Companies’ major capital expenditure and tariff rates. A financial review is conducted whenever a major system expansion is proposed, the period of the existing review is about to expire, or when adjustments in excess of 14% of the previously approved tariff rates for that particular year are proposed.

The results of a financial review, including basic tariff rates, are subject to the approval of the Executive Council of Hong Kong. Once a financial review has been approved by the Executive Council of Hong Kong, the basic tariff rates cannot be unilaterally reduced by the Hong Kong Government. However, if a financial review is not completed prior to the expiry of the previous approved financial review, we and CAPCO may increase the basic tariff rates by up to 7% above the level approved by the previous financial review.

Subsequent to the approval of a financial review, we and CAPCO may increase the basic tariff rates by up to 7% above the level approved in the financial review for a particular year. A further increase of 7% is permitted with the approval of the Executive Council of Hong Kong without a further financial review. If we and CAPCO have requested an increase in basic tariff rates requiring governmental approval or if we and CAPCO have requested revisions to the current financial review and an agreement has not yet been reached with the Hong Kong Government concerning such increase or revisions, we and CAPCO still have the right to increase the approved basic tariff rates up to 7% on an interim basis. Our financial plan for the period 2005 to 2008 which outlined our projected capital investments and tariff rates is currently being reviewed by the Hong Kong Government. See “— Capital Investment Programme”. A tariff review is conducted in October of each year to agree on the implementation of tariff adjustments for the next year.

An auditing review is conducted jointly each year by the SoC Companies and the Hong Kong Government. The auditing review is to provide information to the Hong Kong Government in connection with its monitoring of the SoC Companies’ activities under the Scheme of Control. The auditing review contains an analysis of the prior-year actual results and current-year projections of sales, capital and operating expenditures and other financial and operating data.

An interim review is conducted every five years during the 15-year term of the current Scheme of Control. During an interim review, the Hong Kong Government and the SoC Companies can request modifications to the Scheme of Control, subject to mutual agreement. The second five-year interim review of the current Scheme of Control took place in 2003. Changes to the Scheme of Control made as a result of that interim review included lengthening of depreciation periods for certain assets, providing for depreciation of land, the introduction of an upper limit to the Development Fund (which is now set at 12.5% of annual total revenues from sales of electricity to Hong Kong customers) and enhancements in the disclosure of capital and operating expenditure. The other key terms of the Scheme of Control remain unchanged.

Tariffs

We design the net tariff we charge to cover our and other SoC Companies’ operating costs and permitted return. See “ — Tariff Rates”. The net tariff consists of three components: (i) the basic tariff rate, (ii) a fuel clause recovery rebate or charge, and (iii) the Scheme of Control rebate.

(i) Basic Tariff Rate

We calculate our annual projected basic tariff rates by taking into account the SoC Companies’ permitted return and the annual forecasts of (a), (b), (c) and (d) below, using the formula “(a+b-c)/d”:

(a)	operating costs, which include, among other things, the standard cost of fuel; generation, transmission, distribution and administration expenses; depreciation; interest expenses; and tax;

(b)	allowed net return, referred to as net return in this annual report, which is derived by subtracting from the Scheme of Control permitted return, referred to as permitted return in this annual report (i) interest up to a maximum of 8% per annum on borrowings to finance fixed assets; (ii) a charge of 8% per annum on the average balance of the sums of the Development Fund and the special provision account; (iii) an excess capacity adjustment of 13.5% on the average excess capacity expenditure less an allowed interest charge of up to 8% per annum on the average excess capacity expenditure after the Black Point Power Station units 7 and 8 are commissioned; and (iv) interest up to a maximum of 8% per annum on the increase in average balance of the customers’ deposits in excess of the balance as at September 30, 1998. The permitted return is the sum of 13.5% of the SoC Companies’ average net fixed assets and 1.5% on the average net fixed assets financed by shareholders’ investments and acquired after September 30, 1978;

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

Rate-Making Procedures

The revenue requirements of the SoC Companies, which are theoretically equal to the cost of supply of electricity, are computed in a financial model based on load forecasts, projected operating expenses and return to shareholders. The overall cost of electricity supply is allocated to each class of customer based on consumption profiles, which are determined by load research. We use the cost of service to each class of customer to determine the revenue required and the unit rate. We then propose basic tariff rates to the Hong Kong Government for approval in accordance with the provisions of the Scheme of Control.

Power Generation

We do not directly own any generating facilities. Our sources of power supply comprise: (i) CAPCO’s power stations located at Castle Peak and Penny’s Bay and the six commissioned units at Black Point with a total installed capacity of 6,283 MW; (ii) 70% share (approximate 1,380 MW) of the output from the Guangdong Daya Bay Nuclear Power Station under a 20-year contract beginning in 1994; and (iii) our right to use 50% (600 MW) of the capacity of Phase I of Guangzhou Pumped Storage Power Station for a period of 40 years commencing in 1994. All of our sources of power supply provide us with a total installed capacity of 8,263 MW.

Although we do not directly own any power generating facilities, we operate and maintain CAPCO’s power stations. In addition, we and Hong Kong Nuclear Investment Company Limited have seconded a number of staff to Guangzhou Pumped Storage Power Station and Guangdong Daya Bay Nuclear Power Station respectively to operate and maintain their power stations.

We met all demands for power during the year ended December 31, 2004 without any shortages. The amount of electricity supplied to the system for the year ended December 31, 2004 was 32,975 GWh, an increase of 2.1% over the year ended December 31, 2003. As at December 31, 2004, our system and local reserve margins were approximately 5% and 31%, respectively.

The table below sets forth for the years ended December 31, 2003 and 2004, the amount of electricity purchased by us, as generated by CAPCO and other generating facilities, and the amount of power used or lost in connection with transmission and distribution:

	Year Ended December 31,
	2003	2004
	(GWh)
CAPCO facilities:
Castle Peak	15,961	13,802
Black Point	7,728	11,304
Gas turbines	1	3

	23,690	25,109
Auxiliary use (1)	(1,358)	(1,300)

Net CAPCO production	22,332	23,809

Other power purchased:
Nuclear	10,069	9,318
Net transfer from/(to)
Hongkong Electric	(1)	—
Landfill gas generation	1	1

Total other power purchase	10,069	9,319

Pumped Storage operation:
Energy transferred	328	519
Energy consumed for pumping	(429)	(672)

Net (loss) in pumped storage operation	(101)	(153)

Total net generation	32,300	32,975

Transmission and distribution losses(2)	1,257	1,256

Note:

(1)	Auxiliary use represents electricity consumed by generating units in the course of generation.
(2)	Losses including non-revenue items such as CLP Power’s office use and staff electricity allowances.

The table below sets forth for the years ended December 31, 2003 and 2004, total capacity, total CAPCO capacity and peak load for power generated for our sale.

	2003	2004
	(MW)
Total CAPCO and Non-CAPCO capacity	8,263	8,263
Total CAPCO capacity	6,283	6,283
Peak load:
Local (Hong Kong)	5,874	6,329
System (Total)	7,646	7,862

Power Purchase from CAPCO

Under the Basic Agreement, we have agreed to purchase, and CAPCO has agreed to sell, the total power produced by CAPCO. For the year ended December 31, 2004, we purchased approximately 72% of our power from CAPCO. CAPCO presently has three commissioned power stations with a combined installed capacity of 6,283 MW as at December 31, 2004.

To ensure the reliability and security of power supply, CAPCO’s power generation system comprises a mix of different types of generating units, including gas-fired combined cycle units, coal-fired steam generators and gas turbines. The power stations at Black Point and Castle Peak provided almost all of CAPCO’s electricity supply to us during the year ended December 31, 2004.

Smaller capacity gas turbines are used as supplementary facilities to meet demand at peak periods and for emergency back-up because of their quick-start capability. CAPCO’s gas turbines have achieved 100% starting reliability, which is a key indicator of gas turbine performance.

CAPCO leases the properties on which all of its generating facilities are located from the Hong Kong Government. See “ — Property, Plant and Equipment”. We are responsible for the overall management and control of construction at the site and operation of all of CAPCO’s generating facilities.

Black Point Power Station

Black Point Power Station commenced commercial operation in 1996 (units 1 and 2) and is located at the western tip of the New Territories, approximately four kilometres north of the Castle Peak Power Station. It currently consists of six combined cycle units with a total capacity of 1,875 MW. The commissioning of units 7 and 8 is expected to occur in 2005 and 2006, respectively. See “ — Capital Investment Programme”. Black Point Power Station, when completed, will be one of the largest combined cycle power plants in the world with an expected total capacity of 2,500 MW.

Black Point Power Station is the first natural gas-fired plant in Hong Kong. The use of natural gas, a clean burning fuel which leaves no ash and emits negligible sulphur dioxide, allows the power station to operate with lower environmental impact and higher thermal efficiency. The current supply of natural gas comes from the Yacheng 13-1 field in the South China Sea. In view of the lengthy lead-time required for new gas projects and the possibility of increased promotion of gas-fired generation over time due to environmental considerations, we have commenced long-term planning of future arrangements for natural gas supply from other sources. As other South China gas reserves appear insufficient to supplement or replace Yacheng, the import of LNG through a Hong Kong LNG terminal is considered to be the most appropriate means for long-term supply. Terminal feasibility studies are underway with first deliveries targeted by 2011. This year, the project will enter Hong Kong’s statutory environmental impact assessment process.

Castle Peak Power Station

Castle Peak Power Station is one of the largest coal-fired power station complexes in the world, comprising eight coal-fired generating units with a total capacity of 4,108 MW. Its first phase commenced operations in 1982. Its second phase, with four 677 MW units, was completed in 1990. In April 1997, we and CAPCO agreed with the Hong Kong Government to decommission the gas turbines previously in operation at Tsing Yi and Castle Peak Power Stations and put such gas turbines into preservation. Castle Peak Power Station burns coal as its primary energy source, resulting in significantly lower electricity prices than burning oil. The coal-fired generating units achieved an overall availability of 87.81% for the year ended December 31, 2004, with a forced outage rate of 0.75%. We believe this rate corresponds to the highest world standards and reflects the high quality of the plant and its operation. The design of the Castle Peak Power Station also enables it to burn oil or natural gas as back-up fuel, should this be required.

The Castle Peak Power Station has achieved consistently high levels of compliance with air quality control standards. An energy saving programme has been in operation in each of the Black Point and Castle Peak Power Stations since 2000 to explore opportunities for auxiliary power reduction and resources conservation. As a consequence, energy savings of about 2.5% have been achieved as compared with the levels at the base year 1999.

Penny’s Bay Gas Turbine Power Station

The three 100 MW gas turbines at Penny’s Bay Gas Turbine Power Station are utilized for peak load and emergency generation purposes. Total output by such units during the year ended December 31, 2004 was minimal.

Fuel

For the majority of the 1980’s, coal was our primary energy source. After the commissioning of the six natural gas-fired generating units at Black Point Power Station and the purchases from Guangdong Daya Bay Nuclear Power Station, we now operate with a diversified fuel mix of gas, coal and nuclear. Oil has been phased out as a fuel for base and intermediate power generation and is now used only for peak and standby generation. We believe diversification of energy sources will provide greater long-term security for customers and is beneficial to Hong Kong’s environment. For the year ended December 31, 2004, the fuel mix consisted of the following: natural gas (27%), coal (41%), and nuclear (32%). Our fuel costs are recovered through the basic tariff rates and the fuel clause recovery rebate or charge. See “— Scheme of Control—Tariffs”.

Natural Gas

CAPCO purchases gas for the Black Point Power Station on a take-or-pay (if tendered) basis pursuant to a 20-year contract with BP China Exploration and Production Company (formerly Arco China Inc.), China National Offshore Oil Corporation (which transferred its interest to CNOOC China Limited (formerly known as Offshore Oil Limited) in 1999) and Kufpec (China) Inc. which commenced in January 1996. The base price under the contract was established when the contract was signed in December 1992. Changes in the contract price are determined annually by reference to certain market and economic indices.

Coal

For the year ended December 31, 2004, total coal consumption for the eight generating units of Castle Peak Power Station was approximately 5.9 million tonnes. Approximately 57% of CAPCO’s coal requirements are imported under long-term contracts from Indonesia. Prices are generally negotiated in line with market factors.

Nuclear

See “— Non-CAPCO Power Purchases/Storage Facilities—Guangdong Daya Bay Nuclear Power Station”.

Non-CAPCO Power Purchases/Storage Facilities

Guangdong Daya Bay Nuclear Power Station

In addition to purchasing power from CAPCO, for the year ended December 31, 2004, we purchased approximately 9,318 GWh of power from the Guangdong Daya Bay Nuclear Power Station located in Guangdong Province of the Chinese mainland, pursuant to power purchase agreements covering 70% of the output of Guangdong Daya Bay Nuclear Power Station. The agreements extend for 20 years from 1994 and contain a provision which permits us to continue to purchase 25% of the power generated by Guangdong Daya Bay Nuclear Power Station for an additional five years. Our affiliate, Hong Kong Nuclear Investment Company Limited, or HKNIC, owns a 25% equity interest in Guangdong Nuclear Power Joint Venture Company, Limited which owns Guangdong Daya Bay Nuclear Power Station. The other 75% equity interest is owned by Guangdong Nuclear Investment Company, Limited, a Chinese mainland enterprise. Guangdong Daya Bay Nuclear Power Station is one of the largest joint venture power projects in the Chinese mainland.

We are obliged to purchase HKNIC’s 25% equity share of Guangdong Daya Bay Nuclear Power Station’s total output and an additional 45% of such output from Guangdong Nuclear Investment Company, Limited. The price paid by us for electricity generated by Guangdong Daya Bay Nuclear Power Station throughout the terms of the power purchase agreements is determined by a formula based on Guangdong Daya Bay Nuclear Power Station’s operating costs and a profit calculated by reference to shareholders’ funds and the capacity factor for the year. We are allowed to treat all our payments for nuclear electricity generated by Guangdong Daya Bay Nuclear Power Station as part of our operating expenses permitted under the Scheme of Control. See “ —Scheme of Control—Tariffs”.

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

The operating staff of the two nuclear power stations now perform their duties as employees of DNMC. The benefits of establishing DNMC include a pooling of resources, sharing of expertise and benefits of economy of scale. The documents for the establishment of DNMC are structured so as to ensure that neither Guangdong Nuclear Power Joint Venture Company, Limited nor HKNIC take on any additional risk or liability as a result of the establishment of DNMC or the operation of the Ling Ao Nuclear Power Station.

Guangzhou Pumped Storage Power Station

Hong Kong Pumped Storage Development Company, Limited, or “PSDC”, a joint venture company formed between us (49%) and ExxonMobil (51%), has the right to use 50% of the capacity of Phase 1 of the Guangzhou Pumped Storage Power Station for 40 years from 1994 pursuant to a capacity purchase contract. The Guangzhou Pumped Storage Power Station, owned by Guangdong Pumped Storage Company, Limited (formerly known as Guangzhou Pumped Storage Joint Venture Corporation), which in turn is owned by three Chinese government-owned entities, is located in Lu-Tien, Conghua County, which is about 90 km north of Guangzhou. We are allowed to treat all payments to Hong Kong Pumped Storage Development Company, Limited for the pumped storage services provided as part of our operating expenses under the Scheme of Control. See “ —Scheme of Control—Tariffs”.

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

Interconnection with Hongkong Electric and Guangdong Grid

The interconnection of our system with those of Hongkong Electric (the only other electricity supplier in Hong Kong) to the south and Guangdong Province to the north allows us to access other generating capacities to further enhance the reliability of our own supply system. See “ —Power Systems—Security and Reliability”. The interconnection with Guangdong Province allows us to sell our excess capacity to customers in the Chinese mainland. See “ —Sales to the Chinese Mainland”. We have an interconnection agreement with Hongkong Electric under which the two companies sell each other electricity to meet marginal demand when doing so is more economical than utilising other sources. For the year ended December 31, 2004, about 430 MWh of power was sold to Hongkong Electric.

Power Systems

The Network

We transmit electricity to load centres through an advanced transmission network owned and operated by us. As at December 31, 2004, our transmission and distribution network comprised 11,955 kilometres of high voltage circuits, 202 primary substations and 12,215 secondary substations. Our system is interconnected with the transmission system of Hongkong Electric, and the power system of neighbouring Guangdong Province of the Chinese mainland.

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

We continue to expand our distribution network to supply new customers, the number of whom increased by 42,573 during the year ended December 31, 2004, and to reinforce and upgrade supply to our 2.2 million existing customers. We are making additional investments to expand and reinforce our transmission network in order to maintain our high reliability standards as well as to accommodate the increasing demand for electricity especially in new development areas. In 2004, we invested HK$5 billion in our transmission and distribution network. Our financial plan for the period from 2005 to 2008 is currently under the review by the Hong Kong Government.

Security and Reliability

To assure a high level of supply reliability to our customers, our network is carefully designed and built to allow for any probable failures of our equipment. The overall supply reliability for our transmission and distribution system was above 99.99% for the year ended December 31, 2004. The interconnection of our system with those of Hongkong Electric to the south and Guangdong Province to the north allows us to access other generating capacities to further improve the reliability of our own supply system. In case of a sudden loss of generation, the interconnectors allow emergency power transfers from the Hongkong Electric and Guangdong systems, enabling us to avoid disruption of supply to our customers.

Customers and Sales

As at December 31, 2004, we were supplying electricity to 2,160,075 customers, an increase of 2.0% over December 31, 2003. For the year ended December 31, 2004, total sales increased by 2.2% to 31,719 GWh, and comprised 28,632 GWh sold to Hong Kong customers and 3,087 GWh sold to customers in the Chinese mainland. There was a rise of 2.1% in unit sales to local customers in 2004. Sales to the Chinese mainland, which consist of sales to the Guangdong Guang-Dian Power Grid Group Company Limited and the Shekou Industrial Zone under short-term and long-term supply contracts, increased by 2.6% over year 2003.

The table below sets forth our sales categorized by end user sector:

End-user	Number of Customers as at December 31, 2004	Annual Sales for 2002	Annual Sales for 2003	Annual Sales for 2004	Percentage of our total electricity sales for 2004	Average Annual Sales Change over 2000 – 2004
	(thousands)	(GWh)	(GWh)	(GWh)	(%)	(%)
Residential	1,869	6,930	7,180	7,149	22.5	2.1
Commercial	180	10,661	10,698	11,086	35.0	3.1
Infrastructure and Public Services	75	7,036	7,301	7,564	23.9	5.5
Manufacturing	36	3,085	2,856	2,833	8.9	(3.7)

Total local sales	2,160	27,712	28,035	28,632	90.3	2.6
Export Sales	—	2,175	3,008	3,087	9.7	37.3

Total Sales	2,160	29,887	31,043	31,719	100.0	4.2

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

Residential

As at December 31, 2004, we serviced approximately 1.87 million residential customers in our supply area. For 2004, residential customers accounted for approximately 22% of our total sales. As the Hong Kong Government has forecast that the population of the Hong Kong Special Administrative Region will grow to 7.4 million by 2013, it is estimated that around 40,000 new flats a year up to the year 2008 may be built to help accommodate this forecast increase in population. Around 90% of those new flats are expected to be built in our supply area which we expect would increase the demand for electricity in this customer sector.

Commercial

Commercial customers accounted for approximately 35% of our total sales in 2004. We anticipate that growth in sales in this sector will continue in the medium term, as supported by the boost in the local tourist industry attributed to the Individual Visit Scheme, and the scheduled opening and initial operation of Disney Theme Park expected in late 2005.

Infrastructure and Public Services

The other categories of Hong Kong customers include government accounts and utilities, such as the Hong Kong Housing Authority, the Water Supplies Department, the Mass Transit Railway Corporation, the Kowloon-Canton Railway Corporation, and Hong Kong’s telecommunications companies and container terminals. These categories together accounted for approximately 24% of total sales for 2004.

Manufacturing

Sales to the manufacturing sector have gradually declined as a percentage of total demand, and represented approximately 9% of total sales for 2004. While the demand in this sector has become steady, we believe that electricity sales to the manufacturing sector as a percentage of total demand in general will continue to decline due to Hong Kong’s transformation into a service-oriented economy.

Sales to the Chinese Mainland

In addition to sales to customers in Hong Kong, we sold approximately 10% of our electricity in 2004 to customers in Guangdong Province of the Chinese mainland. We sell electricity to the Chinese mainland through an exclusive agreement between us and China Merchants Steam Navigation Company covering the Shekou Industrial Zone. This agreement was renewed in 1996 for a term of 20 years. Sales to the Chinese mainland have also been made pursuant to short-term agreements between us and Guangdong Guang-Dian Power Grid Group Company Limited since May 2000.

We and CAPCO have entered into an agreement to govern the supply of electricity by CAPCO to us for sale to the Chinese mainland. Such sales are made to utilize CAPCO’s spare generating capacity. Pursuant to the Scheme of Control and another agreement among us, CAPCO and the Hong Kong Government, 20% of the profit derived from our sales to the Chinese mainland is credited to the profit of CAPCO and us in the ratio of 60% and 40%, respectively. See “ — Relationship with CAPCO—Sales to the Chinese Mainland”. The remaining 80% of the profit derived from sales to the Chinese mainland is credited to the Development Fund.

Customer Service

We are committed to provide quality service and value to our customers. The needs and expectations of our customers, as the major drivers of customer service, are identified through various channels including our call centre, customer service centers, customer focus groups, customer consultative groups and local advisory committees. For our major commercial and industrial customers, we provide a one-stop service and technical services which include energy audits, technical seminars and safety workshops.

In 2004, we continued to improve the service to our customers, through system enhancements in call centre and customer service processes and the introduction of credit card autopay service. 2004 was also the first full-year operation of the new Customer Care and Marketing System which supports the entire end-to-end service operations for customers, ranging from supply applications, meter reading and billing through to payment follow-up.

Tariff Rates

We normally implement changes in basic tariff rate, the fuel clause rebate or charge and the Scheme of Control rebate on January 1 of each year. The table below sets out our average net tariffs in Hong Kong for the years ended December 31, 2002, 2003 and 2004:

	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004
	(HK¢ per kWh average)
Basic Tariff	88.5	88.4	88.1
Fuel Clause Charge/(Rebate)	1.9	1.9	(0.3)
Scheme of Control Rebate	(0.6)	(0.6)	(0.6)
Special Rebate	(2.2)	(2.2)	—
Net Tariff	87.6	87.5	87.2

Published basic tariff rates did not change over the years ended December 31, 2002, 2003 and 2004 and the change the basic tariff reported was due to changes in consumption patterns. For 2005, we have announced a further freeze in basic tariffs, meaning that the basic tariff rates will remain at 1998 levels.

Competition

We and Hongkong Electric are currently Hong Kong’s only suppliers of electricity. Our and their supply areas are divided geographically: we supply Kowloon, the New Territories, Lantau Island, Cheung Chau and some outlying islands, and Hongkong Electric supplies Hong Kong Island, Lamma Island and Ap Lei Chau Island. The number of customers for us and Hongkong Electric is approximately 2.2 million and 0.5 million respectively as at December 31, 2004. We and Hongkong Electric share the sales of electricity to the Mass Transit Railway Corporation, which operates in both companies’ supply areas. Hongkong Electric’s electricity-related operations are also governed by a scheme of control. The two schemes of control are similar and do not give either we or Hongkong Electric the exclusive right to supply electricity in its respective supply areas. Recently, some companies have expressed interest in electricity generation and electricity supply business in Hong Kong, but they have not disclosed any detailed plan to the public at the moment. Some of them own power stations in Chinese mainland. Nevertheless, we believe that we have a significant competitive advantage in Kowloon and the New Territories by virtue of our extensive transmission and distribution network.

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

On January 31, 2005, the Hong Kong Government launched the Stage 1 public consultation on post-2008 electricity market arrangements. The Consultation Paper on Future Development of the Electricity Market in Hong Kong considers three key issues resulting from the initial phase of the review (1) how the existing regime might be improved and what new features might be introduced, (2) whether the future regulatory arrangement should be based on bilateral arrangements or a regulatory framework backed by legislation and (3) whether the Hong Kong Government to regulate the power sector or an independent regulatory authority established. Given the Consultation Paper constitutes the earliest stage of the public consultation process and is intended to initiate public debate, it discusses the relative benefits and disadvantages of a wide range of possible options for development of the future regulatory regime in Hong Kong. These options broadly fall into two approaches, (a) a modified Scheme of Control Agreement type regime and (b) a regime with new features.

The possible modifications to the Scheme of Control discussed include (i) using either assets or equity as the rate base, (ii) adjusting returns to be in line with returns in comparable alternative investments or linking the rate of return to the cost of raising capital, (iii) providing performance incentives, and/or (iv) changing the tariff setting mechanism or more transparency in tariff setting process.

The options discussed with regards to a regime with new features include (i) increased interconnection between us and Hongkong Electric, with a view to providing customers with a choice of either supplier, enhancing system efficiency and/or optimizing the overall system’s planned and available resources, (ii) new supply sources from the Chinese mainland or alternative power sources, and (iii) grid access for third party users (voluntary or mandatory).

The Stage 1 public consultation ended on April 30, 2005. The Hong Kong Government will take into consideration views collected during the Stage 1 consultation to map out the broad framework for development of the post-2008 electricity market and enter into Stage 2 of the public consultation later this year. No date has yet been fixed for final determination of post-2008 arrangements.

Currently, our principal form of competition is from alternative power and heating sources. In the residential market, piped or cylinder gas are widely adopted for water heating and cooking. We have been making inroads into the traditional cooking market, which is currently dominated by gas, with a variety of high-performance electrical products. Though practical substitutes for electricity in lighting and other traditional household appliances are rare, we are prepared for more intense competitions in domestic gas clothes drying and space heating applications.

In the commercial market, electricity is the dominant energy source for lighting, office equipment and air conditioning. Due to stringent environmental pollution regulations, we expect some existing diesel oil applications will be gradually phased out, which presents good opportunities for their replacement by electricity or gas. Also, efficient electric cooking appliances for the commercial sector are now available as an alternative to a market previously dominated by gas. In the industrial market, currently there is no practical substitute for electricity in a number of applications including lighting and power for many types of industrial machinery and processes.

Environmental Matters

Our and CAPCO’s operations are subject to a number of laws and regulations relating to environmental protection and safety. For 2004, we and CAPCO have maintained full compliance with environmental licence requirements in all material respects. Our major operating business groups, including generation, power systems and marketing and customer services continued to be accredited with ISO 14001 certification. In line with our commitment to innovation in design and practices, we introduced a mobile insulating oil regeneration plant to help improve the performance and extend the operation life of the power transformer. We also applied artificial intelligence technology for our boiler combustion optimization in an effort to reduce nitrogen dioxide emission and improve boiler efficiency. These projects were awarded the ‘Grand Award’ and ‘Certification of Merit’ respectively under the category of ‘Green Innovative Practice Award on Cost Effectiveness’ in the Hong Kong Eco-Business Awards in 2004.

We monitor the developments in environmental regulations and participate in public discussions. We anticipate that public expectations and regulatory requirements on environmental performance will continue to rise in our industry. We are prepared to take the steps necessary to keep our assets in compliance with new requirements, and to engage our stakeholder on the future directions of our business.

We and CAPCO have proposed a major retrofit of our coal-fired station with flue gas desulphurization (FGD) to reduce sulphur dioxide (SO2) emissions and formation of secondary sulphate particulates, selective catalytic reduction to reduce oxides of nitrogen (NOx) emissions, and enhancements to our electrostatic precipitators to reduce particulate matter emissions. This project is awaiting government approval.

We will continue to promote the use of natural gas as fuel and apply innovative technologies to reduce emission from our coal-fired power station so as to contribute further improvements in environmental performance. As such, we must secure a replacement supply of natural gas for our facility. According to the most recent assessment, the remaining reserve at the dedicated Ya Cheng gas field are less than originally anticipated. Therefore we are assessing the feasibility to construct an LNG terminal in Hong Kong so that we can continue to supply our gas-fired station.

Capital Investment Programme

For the year ended December 31, 2004, we invested HK$5,278 million (US$679 million) in fixed assets, compared with HK$5,125 million for the year ended December 31, 2003, and HK$4,923 million for the year ended December 31, 2002. Capital expenditures by our affiliated companies incorporated in Hong Kong, principally CAPCO, were HK$1,697 million (HK$218 million) for the year ended December 31 2004, compared with HK$2,161 million for the year ended December 31, 2003 and HK$950 million for the year ended December 31, 2002. A total of HK$6,975 million (US$897 million) in capital expenditures were made by us and our affiliated companies for 2004.

We reached an agreement with the Hong Kong Government in December 1999 to defer the installation and commissioning of units 7 and 8 of the Black Point Power Station by five years, and hence the commissioning dates for those units are expected to be 2005 and 2006, respectively. Following the agreement to defer units 7 and 8 of the Black Point Power Station, we and CAPCO decided to forgo the permitted return on the outstanding deferral premium of HK$803 million arising from the delayed commissioning of the units. The deferral premium is a contractual obligation that corresponds to additional costs incurred by the vendors for delayed delivery of the two generator units. We and the Hong Kong Government agreed that we would set aside a total of HK$803 million from the Development Fund by way of a special provision account to pay for the outstanding deferral premium. By the end of 2004, the amount under the special provision account was fully used up to absorb the deferral premium charges.

The financial plan for the period January 2005 to September 2008 is currently being reviewed by the Hong Kong Government before submission for approval by the Executive Council of Hong Kong under the Scheme of Control. The plan includes, among other matters, estimated operating and capital expenditures, projected level of the Development Fund and the projected tariff rates. Our projected capital expenditures are mainly required for keeping pace with growth in electricity demand, and improving reliability and quality of supply to customers for the longer-term future through investment in transmission and distribution facilities. The financial plan also provides for the retrofitting of some coal-fired generating units to bring the emission performance of these plants to better than the European Union standards, and the refurbishment and replacement of certain generating assets for meeting safety and regulatory requirements, while ensuring our availability and reliability.

Insurance

We maintain property and casualty insurance against risks of our business to the extent we consider appropriate. Our Insurance and Claims Branch, which arranges insurance for our business in Hong Kong, assesses prudent levels of risk retention in consultation with professional external insurance advisors. Insurance coverage for risk above our retention level is obtained from the market.

C. Organization and Structure

Relationship with CLP Holdings Limited

We carried out a corporate reorganization in 1998 to delineate our regulated electricity generation, transmission and distribution business from the non-regulated businesses. A new company, CLP Holdings Limited, was established as the top-tier holding company by way of a Scheme of Arrangement effective on January 6, 1998 and listed on the Stock Exchange of Hong Kong in place of us. We were then converted into a private company and became a wholly owned subsidiary of CLP Holdings and transferred to CLP Holdings the shares of those subsidiary companies undertaking non-regulated businesses. The diagram below sets forth our ownership relationship with parent Company and those principal operating subsidiaries and affiliates:

D. Property, Plant and Equipment

Our property consists mainly of power transmission and distribution equipment and facilities in Hong Kong. As discussed in “ — Relationship with CAPCO”, we do not directly own generating facilities. As at December 31, 2004, the net book value of our property was HK$42,419 million of which HK$34,787 million represented plant, machinery and equipment and HK$7,632 million represented land and buildings.

Many of our land leases are either long-term or contain an automatic right to renew for a specified fixed term. As at December 31, 2004, the aggregate net book value of our leased land held in Hong Kong was HK$2,226 million, of which HK$152 million represented land with a remaining lease period of over 50 years, HK$2,072 million represents land with a remaining lease period between 10 to 50 years and HK$2 million represents land with a remaining lease period of less than 10 years.

Item 5.	Operating and Financial Review and Prospects

Overview

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

The following discussion and analysis are based on our audited financial statements for the financial years ended December 31, 2002, 2003 and 2004.

General Economic Environment

In general, our financial condition and results of operations are affected by economic activities and the regulatory environment in Hong Kong. Since the second half of 2003, the Hong Kong economy has seen a broad-based recovery. Deflation that had persisted for 68 months came to an end. Under the Individual Visit Scheme and the Closer Economic Partnership Arrangement (CEPA), the tourism industry performed strongly with visitor arrivals reaching a record high of 21.8 million. The labour market improved significantly with the unemployment rate dropping to a 3-year low of 6.5%. Exports of goods remained buoyant with a total growth of over 15%. The recovery was reflected in high electricity maximum demand in 2004 with an increase of 7.7% from 2003’s maximum demand, the strongest year on year growth since 1989. Local electricity sales, however, recorded a moderate growth of 2.1%, being affected by the weather which was cooler as compared to 2003. The commercial sector registered a rebound of 3.6% growth in sales, reflecting the economic recovery. Sales to the infrastructure and public services sector also increased by 3.6%, attributable in part to new railway lines. The residential sector recorded a marginal decline of 0.4% as a result of the cooler summer weather. The decline in sales to the manufacturing sector slowed down due to improved export performance.

Despite the uncertainties posed by persistent high oil prices, the upward interest rate cycle and continuous macroeconomic adjustment measures in the Chinese mainland, the Hong Kong economy is expected to maintain solid growth with a pace slower than that in 2004 in the near term. Internally, the growth in tourism industry, continuous improvement in unemployment situation and further liberalization of trade under CEPA are expected to fuel the economic growth. In addition, the improved fiscal account balance and the recovery of the property market should also strengthen consumer and investor confidence.

In view of the improved economic condition, local electricity sales are expected to grow at a rate faster than that of the average of the past few years. Directly benefiting from the economic rebound, the commercial sector is expected to be the main driver of the electricity sales growth. The residential sector is supported by the housing supply and the growth of sales is expected to remain moderate. The sales growth in infrastructure & public services sector is supported by local public infrastructure developments. Growth momentum, however, is expected to drop slightly as a result of energy conservation activities. The process of transformation of Hong Kong into a services-oriented economy will continue, but the impact to the manufacturing sector will be offset by the recent improvement in domestic exports.

Scheme of Control

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

The Hong Kong Government has commenced a two-stage consultation on post-2008 electricity market arrangements. The objective of Stage 1 consultation is to seek public views on possible options for the development of the post-2008 electricity market and consult the public again at Stage 2 of the consultation. The Stage 1 public consultation ended on April 30, 2005. We have responded clearly and with authority to the Stage 1 consultation launched by the Hong Kong Government and communicated widely with all sectors of our community regarding the right way forward for this essential industry. We will continue to actively participate in the debate on the future regulation of our business.

As a result of general cost savings and productivity improvement, we have been able to freeze our tariff levels again in 2005, maintaining them at the 1998 levels.

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

As of December 31, 2004, we and CAPCO together had a carrying value of net fixed assets of HK$69,882 million (US$8,991 million) which comprised primarily the generating facilities and transmission and distribution systems. This carrying amount reflects the application of our fixed assets accounting policy which complies with Hong Kong GAAP. Depreciation is based on the rates stipulated under the Scheme of Control Agreement which reflect the pattern in which the assets’ economic benefits are consumed.

The Scheme of Control stipulates the methodology in calculating the return of our electricity business in Hong Kong. Whilst the current Scheme of Control Agreement will expire on September 30, 2008, the accounts are prepared on the basis that there will be no material changes to the current regulatory framework in the foreseeable future that could have a material effect on the accounts. Any modifications to the existing Scheme of Control following its expiry in 2008 may have an effect on our financial performance as it may affect the way we calculate our earnings from this business and the recoverability of the carrying amounts of the Scheme of Control assets.

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

Our credit policy in respect of electricity sales is to allow customers to settle their electricity bills within 15 to 17 days after issue. Most of our customers’ receivable balances are secured by cash deposits or bank guarantees. We continually assess the collectibility of our receivables and in the event that any receivable is determined to be uncollectible, we write it off as bad debt. Changes in the assumptions on the collectibility of our receivables may change the amount of bad debt written-off. For the year ended December 31, 2004, the amount of bad debts written-off was HK$2 million (US$0.3 million).

Retirement Benefits

Prior to 2002, under Hong Kong GAAP, the periodic charge to our financial statements for costs arising from a defined benefit retirement scheme was represented by our contributions to the scheme in a given period, determined with reference to independent actuarial valuations.

On January 1, 2002, we adopted the new Hong Kong Statement of Standard Accounting Practice, or SSAP, No. 34 “Employee Benefits” in accounting for employee benefits which became effective for financial statements with periods beginning on or after January 1, 2002. On initial adoption of the new standard under Hong Kong GAAP, we carried out an actuarial valuation resulting in a surplus of plan assets over liabilities of HK$1,064 million. We are of the opinion that the surplus is not subject to taxation in Hong Kong. The new standard under Hong Kong GAAP is broadly consistent with Statement of Financial Accounting Standards, or SFAS, No. 87 “Employers’ Accounting for Pensions” under U.S. GAAP. The surplus, upon initial adoption of the new Hong Kong accounting standard has been recognized as a prior year adjustment against retained profits.

Under U.S. GAAP, the retirement scheme asset at January 1, 2002 differed from this surplus due to the existence of unrecognized actuarial gains and losses; under U.S. GAAP such actuarial gains and losses are amortized over the average remaining active employee service period.

The calculation of our pension expense and asset/liability for the defined benefit programmes requires the use of assumptions. These include assumptions about the discount rate, long-term expected return on plan assets and rate of future base compensation increases. In selecting the assumed discount rate, we make reference to market yields on high quality corporate bonds which have a similar term as the related liabilities. The expected rate of return on plan assets was derived based upon the asset model used by our actuarial consultants, Watson Wyatt Hong Kong Limited, which takes into account inflation, short and long-term interest rates, equity risk premium and changes to bond prices relating to changes in interest rates. Base compensation escalation took scale increments, promotions and cost of living increases into consideration. Changes in these assumptions can result in different expense and asset/liability amounts.

On December 31, 2002, the remaining members in our defined benefit programmes were transferred to our defined contribution programmes. At the same time, we obtained the relevant approvals in principle to enable the winding up of the trusts governing then existing programmes. This represented a curtailment and settlement of the retirement benefit programmes. Accordingly, all previously unrecognized gains and losses were credited to the profit and loss account in 2002 under U.S. GAAP. Our retirement benefit programmes were consolidated under a new trust in June 2003. The retirement fund under the new trust is a defined contribution scheme which provides benefits linked to contributions and investment returns made on the scheme. Contributions under the new scheme are recognized in the year to which the contributions relate.

Depreciation

Depreciation of our fixed assets is based on the rates authorized under the SoC. The economic lives are reviewed periodically to ensure the period of depreciation reflect the pattern in which the assets’ economic benefits are consumed. During the 2003 SoC interim review, the economic lives of certain fixed assets were reviewed, and an agreement was reached with the Hong Kong Government to depreciate land on lease terms over the unexpired terms of the leases and to extend the depreciation period of the following assets with effect from January 1, 2004:

	Original Period	Revised Period
Buildings	33 years	35 years
Cable tunnels	33 years	100 years
Switchgear and transformers	25 years	35 years
Meters	10 years	15 years

In respect of the above assets that were commissioned before January 1, 2004, their net book value as at December 31, 2003 is being written off uniformly over the remainder of their useful lives. Assets commissioning after January 1, 2004 are depreciated on a straight-line basis over their revised lives.

Deferred Taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Over-/under-provision of deferred taxation due to tax rate changes is accounted for as creditors or receivables, as our management considers that such amounts will be payable or recoverable under the Scheme of Control. As at December 31, 2004, a receivable of HK$223 million (US$29 million) for the effect of change in tax rate has been recorded.

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

Under U.S. GAAP, we adopt SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” which, as amended by SFAS Nos. 137,138 and 149, is referred to in this annual report as “SFAS No. 133”. SFAS No. 133 requires that all qualifying derivatives be recognized on the balance sheet at fair value. The fair value of our forward foreign currency contracts is the present value of expected future cash flows related to the difference between the contract rates and the market forward rates. In measuring the swap transactions, the fair value is the net present value of each cash flow discounted at the market quoted swap rates.

We determine the fair value of the financial instruments under U.S. GAAP based on externally verifiable model inputs and quoted prices, and use market interest rates in determining discount rates. Changes in fair value of the derivatives are affected by a number of market factors which are difficult to forecast. Derivatives contracts are recognized on the balance sheet as assets or liabilities at fair value. However, there will not be an impact on the Company’s retained profits nor reserve as it is considered to be ultimately recoverable under the SoC and therefore an offsetting amount due from customers has been recorded on the balance sheet.

Variable Interest Entities

Under U.S. GAAP, FIN 46R requires that certain VIE’s to be consolidated by their primary beneficiary. The primary beneficiary is the party that is subject to a majority of the risk of losses from the VIE activities, or entitled to receive a majority of the VIE’s residual returns, or both. An entity is subject to FIN 46R and is considered to be a VIE if it has (1) equity that is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot make significant decisions about the entity’s operations, or that do not absorb the expected losses or receive the expected returns of the entity, or (3) equity investors have voting rights that are not proportional to their obligations to absorb the expected losses or to receive the expected returns of the entity, and substantially all of the entity’s activities are conducted on behalf of an investor that has disproportionately few voting rights.

A Foreign Private Issuer must apply the provisions of FIN 46R to those entities considered as “special-purpose entities” on January 1, 2004, and to other entities no later than December 31, 2004. We have adopted FIN 46R for the current year and carried out assessment on variable interests held by us in entities under the provisions of FIN 46R.

The Electricity Supply Contract between us, ExxonMobil and CAPCO stipulates that if the actual profit for the SoC business, when added to the amount available for transfer from the development fund, is less than the permitted return, the share of any deficit to be borne by CAPCO is limited to 20%. The remaining 80% is to be borne by us as the other party to the SoC Agreement. The shareholders of CAPCO, in their capacities as shareholders, are therefore sheltered from the losses of the company and, as such, CAPCO does meet the definition of a VIE as the majority of any shortfall in the expected return, which is deemed to be the permitted return, would be borne by us. We are, consequently, considered to be the primary beneficiary of CAPCO and are required to consolidate CAPCO in the U.S. GAAP accounts. This does not have any impact on net income or shareholders’ funds, as CAPCO was previously accounted for using the equity method, but does result in the requirement to disclose summarized consolidated balance sheet and profit and loss information prepared under U.S. GAAP. Our relationship with CAPCO is more fully described in “Item 4B. Business Overview — Relationship with CAPCO” above. Audited Hong Kong GAAP financial statements of CAPCO can be found on page F-41 to F-58 of our financial statements set forth in “Item 17. Financial Statements”.

The summarized consolidated balance sheet and profit and loss information prepared under U.S. GAAP, including the consolidation of CAPCO and other U.S. GAAP adjustments shown on F-34 to F-37 of our financial statements set forth in “Item 17. Financial Statements”.

New Accounting Pronouncements

Hong Kong GAAP

HKAS 17

Hong Kong Accounting Standard (“HKAS”) 17 “Leases” prescribe the appropriate accounting policies and disclosure for lessees and lessors to apply in relation to leases. The adoption of HKAS 17 will result in a change in accounting policy relating to leasehold land. Under HKAS 17, when the leasehold land has an indefinite economic life, the lease of land is normally classified as an operating lease unless title is expected to pass to the lessee by the end of the lease term. An entity that has previously applied SSAP 14 (revised 2000) “Leases” shall apply the amendments made by HKAS 17 retrospectively for all leases or, if SSAP 14 (revised 2000) was not applied retrospectively, for all leases entered into since it first applied that Standard. We are still in the process of assessing the impact of HKAS 17 on our financial position and results of operations.

HKAS 32 and HKAS 39

HKAS 32 “Financial Instruments: Disclosure and Presentation” contains requirements for the presentation of financial instruments and identifies the information that should be disclosed about them. HKAS 32 requires disclosure of information about factors that affect the amount, timing and certainty of an entity’s future cash flows relating to financial instruments and the accounting policies applied to those instruments. It also requires the disclosure of the nature and extent of an entity’s use of financial instruments, the business purposes they serve, the risks associated with them, and management’s policies for controlling those risks. HKAS 39 “Financial Instruments: Recognition and Measurement” establishes the principles for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items and the hedging requirements for financial instruments. The adoption of HKAS 39 on January 1, 2005 requires the Company to recognize the fair value of outstanding derivatives at December 31, 2004 as assets or liabilities on January 1, 2005. However, there will not be an impact on the Company’s retained profits nor reserve under the Scheme of Control.

HKFRS-Int 4

HKFRS-Int 4 “Determining whether an Arrangement contains a Lease” was issued in February 2005 to provide guidance for determining whether a transaction or a series of related transactions, that does not take the legal form of a lease but conveys a right to use an asset in return for a payment or series of payments are, or contain, leases that should be accounted for in accordance with HKAS 17. The interpretation addressed the issues of how to determine whether an arrangement is, or contains a lease as defined in HKAS 17, when the assessment or a reassessment should be made; and how the payments for the lease should be separated from payments for any other elements in the arrangement. The interpretation is effective for accounting periods beginning on or after January 1, 2006 and will be applied retrospectively. We are still in the process of assessing the impact of HKFRS-Int 4 on our financial position and results of operations.

U.S. GAAP

SFAS No. 123 (Revised)

In December 2004, the FASB issued SFAS No. 123 (Revised) (“SFAS No. 123 (R)”) “Share-Based Payment”, which is a revision of SFAS No. 123 “Accounting for Stock-Based Compensation” and supersedes Accounting Principals Board Opinion No. 25 “Accounting for Stock Issued to Employees”. SFAS No. 123 (R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable vesting period. SFAS No. 123 (R) is effective for all stock-based awards granted, modified, repurchased or cancelled in interim or annual periods of the fiscal year beginning on or after June 15, 2005. We believe the adoption of SFAS No. 123 (R) does not have any significant impact on our financial position and results of operations.

A.	Operating Results

Year ended December 31, 2004 Compared with Year ended December 31, 2003

Turnover and Other Revenue

Our turnover in 2004 increased to HK$26,661 million (US$3,430 million) from HK$25,677 million in 2003, representing an increase of 3.8%. Of this, local sales of electricity accounted for HK$25,290 million (US$3,254 million), increasing by 3.5% from 2003 mainly due to fuel clause adjustment resulting from a higher composite fuel price. Sales to the Chinese mainland increased from HK$1,240 million in 2003 to HK$1,371 million (US$176 million) in 2004. The total export sales of 3,087 GWh in 2004 represented our largest sales volume to the Chinese mainland in any one year since 1996. The high growth was the result of the persistent power shortage in Guangdong.

Other revenue increased from HK$1,507 million in 2003 to HK$1,673 million (US$215 million) in 2004, representing an increase of 11.0%, mainly due to higher dividend income from jointly controlled entities. The balance comprised mostly electricity-related charges from customers for temporary supplies and other transmission and districts work, as well as rental income.

Operating Expenses

Total operating expenses increased to HK$19,512 million (US$2,510 million) in 2004 from HK$19,412 million in 2003, a slight increase of 0.5%. This was resulted from an increase in purchase of electricity from CAPCO, pumped storage service fees and staff expenses; all of which were in part offset by a lower volume of nuclear electricity purchases and reduced depreciation charges.

Purchase of electricity from CAPCO in 2004 amounted to HK$10,923 million (US$1,405 million), an increase of 4.7% from HK$10,431 million in 2003. This was mainly due to the increase in fuel expenses caused by higher average fuel price and more units generated, and the increase in operating costs and depreciation, partly offset by lower deferral premium and finance costs on lower loan balances and interest rates. See “Item 4. Information on the Company – Relationship with CAPCO” and “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – CAPCO”.

Purchase of nuclear electricity in 2004 amounted to HK$4,763 million (US$613 million), a decrease of 7.2% from HK$5,134 million in 2003, primarily result from the decrease in units purchased. See “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Guangdong Daya Bay Nuclear Power Station”.

Other operating costs decreased to HK$832 million (US$107 million) in 2004 from HK$872 million in 2003. This was mainly attributable to the net gain on disposal of fixed assets, partly offset by higher operation and maintenance costs and increased government rent and rates.

Depreciation charge in 2004 decreased to HK$1,870 million (US$241 million), a 5.2% decrease from HK$1,972 million in 2003. This was primarily due to the extension of the depreciation periods of certain transmission and distribution assets, but partly offset by the addition of assets to the network and the commencement of land depreciation in 2004.

Operating Profit

Operating profit in 2004 totaled HK$8,822 million (US$1,135 million), an increase of 13.5% from HK$7,772 million in 2003. Operating profit as a percentage of turnover and other revenue increased from 28.6% in 2003 to 31.1% in 2004, mainly as a result of increased electricity sales revenue.

Finance Costs

Finance costs in 2004 increased to HK$154 million (US$20 million) from HK$110 million in 2003, an increase of 40.0%, mainly due to higher loan balances in 2004.

Taxation

Taxation increased to HK$1,184 million (US$152 million) in 2004 from HK$906 million in 2003, an increase of 30.7% mainly due to higher sales revenue in 2004 and the tax-deductible rebates totaling HK$1,085 million in 2003.

Transfers under the Scheme of Control

The transfers under the Scheme of Control amounted to HK$296 million (US$38 million) in 2004, compared to HK$365 million in 2003. Transfers under the Scheme of Control comprised (i) the difference between the Scheme of Control profit and the permitted return being transferred from/to the Development Fund, the difference being HK$219 million (US$28 million) transferred to the Development Fund in 2004, compared to HK$572 million in 2003, (ii) a charge of 8% per annum on the sum of the average balances of the Development Fund and the special provision account, which is credited to a rate reduction reserve, and which amounted to HK$253 million (US$33 million) in 2004, compared to HK$287 million in 2003 and (iii) the amount of deferral premium in relation to Unit 7 and 8 of Black Point Power Station charged to the special provision account, being HK$176 million (US$23 million) in 2004 compared to HK$494 million in 2003.

Earnings

Due to the factors set forth above, our net earnings after the transfers under the Scheme of Control were HK$7,188 million (US$925 million) in 2004, compared to HK$6,391 million in 2003.

Our earnings per share of common stock increased by 12.5% to HK$2.89 (US$0.37) in 2004 from HK$2.57 in 2003.

Dividends per share of common stock increased by 31.3% to HK$2.73 (US$0.35) in 2004 from HK$2.08 in 2003.

Year ended December 31, 2003 Compared with Year ended December 31, 2002

Turnover and Other Revenue

Our turnover in 2003 was HK$25,677 million, a minor decrease of 0.4% as compared with 2002. Of this, local sales of electricity accounted for HK$24,437 million, lowered by 1.4% from 2002 mainly due to the lower composite fuel price in 2003, partly offset by a 1.2% increase in sales of electricity to customers in Hong Kong in 2003. Sales to the Chinese mainland increased from HK$977 million in 2002 to HK$1,240 million in 2003. The high growth was the result of the strong economic growth and hot weather in Guangdong Province during 2003.

Other revenue increased from HK$1,476 million in 2002 to HK$1,507 million in 2003, representing an increase of 2.1%, mainly due to higher dividend income from jointly controlled entities. The balance comprised mostly electricity-related charges from customers for temporary supplies and other transmission and districts work, as well as rental income.

Operating Expenses

Total operating expenses increased to HK$19,412 million in 2003 from HK$18,450 million in 2002, an increase of 5.2% resulting from higher depreciation charges, increased purchase of electricity from CAPCO and purchase of nuclear electricity, as well as the capital gain on disposal of fixed assets recorded under other operating costs in 2002.

Purchase of electricity from CAPCO in 2003 amounted to HK$10,431 million, an increase of 2.4% from HK$10,191 million in 2002, mainly due to higher deferral premium and higher taxation charges arising from the change of the Hong Kong profits tax rate from 16.0% in 2002 to 17.5% in 2003, partly offset by lower finance costs resulting from lower loan balances and interest rates and less fuel expenses in CAPCO due to a lower composite fuel price. See “Item 4. Information on the Company – Relationship with CAPCO” and “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – CAPCO”.

Purchase of nuclear electricity in 2003 amounted to HK$5,134 million, an increase of 3.2% from HK$4,976 million in 2002, primarily as a result of an increase in units purchased and higher average unit price. See “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Guangdong Daya Bay Nuclear Power Station”.

Other operating costs increased from HK$522 million in 2002 to HK$872 million in 2003. This was mainly attributable to the capital gain on disposal of fixed assets in 2002, and the higher operation and maintenance cost and insurance premium in 2003.

Depreciation charge in 2003 increased to HK$1,972 million, a 14.5% increase from HK$1,723 million in 2002. This increase was primarily due to the addition of assets to our transmission and distribution network in 2003.

Operating Profit

Operating profit in 2003 totaled HK$7,772 million, a decrease of 11.6% from HK$8,796 million in 2002. Operating profit as a percentage of turnover and other revenue decreased from 32.3% in 2002 to 28.6% in 2003, mainly as a result of higher operating expenses in 2003.

Finance Costs

Finance costs in 2003 increased to HK$110 million from HK$94 million in 2002, an increase of 17.0%, mainly due to higher average loan balances in 2003.

Taxation

Taxation increased by 6.2% from HK$853 million in 2002 to HK$906 million in 2003. This was mainly due to the increase in the profits tax rate from 16.0% to 17.5% in 2003.

Transfers under the Scheme of Control

The transfers under the Scheme of Control amounted to HK$365 million in 2003, compared to HK$1,643 million in 2002. Transfers under the Scheme of Control comprised (i) the difference between the Scheme of Control profit and the permitted return being transferred from/to the Development Fund, the difference being HK$572 million transferred to the Development Fund in 2003, compared to HK$1,420 million in 2002, the decrease being mainly due to higher operating expenses, (ii) a charge of 8% per annum on the sum of the average balances of the Development Fund and the special provision account, which is credited to a rate reduction reserve, and which amounted to HK$287 million in 2003, compared to HK$319 million in 2002 and (iii) the amount of deferral premium in relation to Unit 7 and 8 of Black Point Power Station charged to the special provision account, being HK$494 million in 2003 compared to HK$96 million in 2002.

Earnings

Due to the factors set forth above, our net earnings after the transfers under the Scheme of Control were HK$6,391 million in 2003, compared to HK$6,206 million in 2002.

Our earnings per share of common stock increased by 3.2% to HK$2.57 in 2003 from HK$2.49 in 2002.

Dividends per share of common stock decreased by 16.5% to HK$2.08 in 2003 from HK$2.49 in 2002.

U.S. GAAP Reconciliation

Our financial statements are prepared in accordance with Hong Kong GAAP. This accounting practice differs in certain material respects from U.S. GAAP. The following table sets forth a comparison of our profit, or net income, and shareholders’ funds, or shareholders’ equity, in accordance with Hong Kong GAAP and U.S. GAAP.

	As of or for the year ended December 31,
	2002	2003	2004
	HK$	HK$	HK$	US$
	(in millions)
Net Income in accordance with
Hong Kong GAAP	6,206	6,391	7,188	925
U.S. GAAP	6,323	6,172	7,853	1,010

Shareholders’ Equity in accordance with
Hong Kong GAAP	22,553	24,868	26,562	3,417
U.S. GAAP	22,236	24,297	26,729	3,439

The significant differences between Hong Kong GAAP and U.S. GAAP are described in note 26 (Page F-31 to F-37) to our financial statements set forth in “Item 17. Financial Statements” in this annual report.

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

At December 31, 2004, we had cash and deposits of HK$41 million (US$5 million), as compared to HK$23 million at December 31, 2003. Almost all of these liquid funds were denominated in Hong Kong dollars.

Net cash provided by operating activities in 2004 amounted to HK$9,469 million (US$1,218 million), an increase of HK$1,405 million (US$181 million) when compared to 2003. This was mainly due to our increased profit and decrease in rebates to customers. Net cash used in investment activities was HK$5,148 million (US$662 million), comprising mainly capital expenditure. Net cash used in financing activities was HK$4,303 million (US$554 million) which primarily resulted from payment of dividends, partly offset by an increase in borrowings.

We adopt a prudent approach to all our financial arrangements, while at the same time aiming to achieve cost efficient funding. In 2002, through our wholly owned subsidiary CLP Power Hong Kong Financing Limited, we set up a Medium Term Note Programme (the “MTN Programme”). Under the MTN Programme, notes in an aggregate amount of up to US$1.5 billion or its equivalent in other currencies may be issued from time to time and will be unconditionally and irrevocably guaranteed by us. In return, all proceeds from any issuance of notes under the MTN Programme are lent onward to us at the same interest rate and terms as those notes issued by the subsidiary, and we reimburse the subsidiary any related expenses incurred. As of December 31, 2004, the total notes issued under the MTN Programme were HK$4,340 million (US$558 million) equivalent. In January 2005, another HK$500 million fixed rate notes due 2015 was issued with a coupon rate of 4.35%.

Credit Facilities

As of December 31, 2004, the total credit facilities, excluding the commercial paper facility mentioned below, available to us were HK$12,152 million (US$1,564 million). We established a U.S. dollar denominated commercial paper programme in the amount of US$500 million in 1996, which we have not utilized since March 1998. We did not and do not plan to rely on this commercial paper facility for our liquidity. The table below sets forth the committed and uncommitted credit facilities and the periods of maturity of these credit facilities available to us as of December 31, 2004.

	Maturity by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in HK$ million)
Credit Facilities – CLP Power

Committed Credit Facilities	10,182	502	2,340	3,000	4,340	*
Uncommitted Credit Facilities	1,970	1,970	—	—	—

Total	12,152	2,472	2,340	3,000	4,340

*	Representing loans from our subsidiary company CLP Power Hong Kong Financing Limited.

We also arranged HK$500 million revolving facilities with competitive interest rate margins in May 2004.

As of December 31, 2004, the total credit facilities available to CAPCO were HK$10,102 million (US$1,300 million). The table below sets forth the committed and uncommitted credit facilities and the periods of maturity of these credit facilities available to CAPCO as of December 31, 2004.

	Maturity by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in HK$ million)
Credit Facilities – CAPCO

Committed Credit Facilities	9,337	2,566	3,077	2,286	1,408
Uncommitted Credit Facilities	765	765	—	—	—

Total	10,102	3,331	3,077	2,286	1,408

Credit Facilities – CLP Power and CAPCO	22,254	5,803	5,417	5,286	5,748

The sources of credit facilities available to us and CAPCO are as follows:

	CLP Power	CLP Power and CAPCO
	(percentages)
Export Credits	—	5
US Dollar Notes due 2006	19	10
Private Placement	—	1
Term Loans	25	46
Loans from CLP Power Hong Kong Financing Ltd.	36	19
Money Market Lines (including bank overdraft)	20	19

	100	100

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

Borrowings

Out of the total HK$12,152 million (US$1,564 million) credit facilities available to us, HK$8,642 million (US$1,112 million) was drawn down at December 31, 2004. Our borrowings with maturities of less than one year amounted to HK$242 million (US$31 million). Those with maturities of between one to five years and of longer than five years amounted to HK$4,060 million (US$523 million) and HK$4,340 million (US$558 million) respectively. For CAPCO, HK$9,585 million (US$1,233 million) was drawn down at December 31, 2004. CAPCO’s borrowings with maturities of less than one year as at December 31, 2004 amounted to HK$2,901 million (US$373 million). CAPCO’s borrowings with maturities of between one to five years and of longer than five years amounted to HK$4,980 million (US$641 million) and HK$1,704 million (US$219 million), respectively.

The type, interest rate, maturity and currency profile of our borrowings as at December 31, 2004, as well as those for us and CAPCO combined, are summarized in the following tables:

	CLP Power	CLP Power and CAPCO
	(percentages)
Loan Balance
Export Credits	—	6
US Dollar Notes due 2006	27	13
Private Placement	—	1
Term Loans	20	48
Loans from CLP Hong Kong Financing Ltd.	50	24
Money Market Lines (including bank overdraft)	3	8

	100	100

Interest Rate Base
Floating Rate	38	32
Fixed Rate	62	68

	100	100

Maturity
Less than 1 year	3	17
1-3 years	27	30
4-5 years	20	20
After 5 years	50	33

	100	100

Currency
HK Dollar Loans	46	53
Foreign Currency Loans (Hedged into HK Dollar)	54	47

	100	100

The weighted average interest rate for total borrowings for us and CAPCO was 4.03% and 4.13% respectively for 2004, as compared to 4.10% and 4.23%, respectively, for 2003. The borrowing costs will be affected by the changes in our financial strength, credit rating and economic and political conditions.

Our ratio of debt to total capitalization (i.e., total debt divided by the sum of total debt and shareholders’ equity) was 24% and 23% at December 31, 2004, and at December 31, 2003. Our ratio of earnings to fixed charges was 34:1, 25:1 and 27:1 for 2002, 2003 and 2004, respectively. See “Item 3. Key information — A. Selected financial data”.

Under certain loan agreements entered into by CAPCO, CAPCO is required to maintain the ratio of its borrowings to shareholders’ funds to be not more than 150%. At December 31, 2004, CAPCO’s ratio of borrowings to shareholders’ funds was 50%. Under some of our loan agreements, committed or uncommitted, material adverse change in our business could give rise to the acceleration of our repayment obligations and/or cancellation of available commitments. Under the current outlook, we do not expect any material adverse change in our business and believe we will be able to comply with the financial covenants.

As of December 31, 2004, we had contracted for capital expenditures in the amounts of HK$1,966 million (US$253 million). The contracted amounts for us and CAPCO combined were HK$2,199 million (US$283 million), of which the contracted amounts for 2005 totaled HK$1,941 million (US$250 million). These expenditures will be used primarily for enhancing our transmission and distribution systems. We expect to continue to make significant investments in fixed assets over the next several years which will be financed by cash flow from operations, borrowings from banks and export credit agencies and issuance of debt securities.

Financial Instruments for Hedging

We have, from time to time, entered into forward foreign exchange contracts, currency swaps and interest rate swaps to hedge our foreign currency and interest rate exposure on loan interest/repayments, purchase of goods and services and other projected expenditures with an objective to minimize the impact of exchange rate and interest rate fluctuation on earnings and tariff charges to customers. We employ these derivative instruments solely for hedging purposes and in accordance with prevailing treasury policies. We do not engage in any derivative contracts for speculative purposes. See note 19 to our financial statements. As of December 31, 2004, our outstanding forward foreign exchange contracts, currency swaps and interest rate swap transactions amounted to HK$47,907 million (US$6,164 million). Out of this total, US dollar forward foreign exchange contracts accounted for about 85.3% and interest rate swap and cross currency interest rate swap transactions accounted for about 14.3%. The fair value of these off-balance sheet financial instruments was a deficit of HK$1,119 million (US$144 million), which represents the net obligations we would pay if these forward foreign exchange contracts, currency swaps and interest rate swaps were closed out on December 31, 2004. See “Item 11. Quantitative and Qualitative Disclosure about Market Risks”.

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

Please see “—A. Operating Results —General” for a discussion of the most significant recent trends in our operations, sales and revenues since the end of 2004. In addition, please refer to discussions included in this Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net operating revenues, income from continuing operations, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E.	Off-balance Sheet Arrangements

Other than those disclosed in this annual report, we have no other off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, result of operations, liquidity, capital expenditure or capital resources that is material to investors.

F.	Tabular Disclosure of Contractual Obligations

The table below sets forth the aggregate amounts of our contractual obligations as of December 31, 2004.

	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in HK$ million)
Long-term debt obligations	8,402	2	2,340	1,720	4,340
Operating lease obligations	21	11	10	—	—
Purchase Obligations(1)	145,312	16,224	25,065	21,244	82,779

Total	153,735	16,237	27,415	22,964	87,119

(1)	Amount excludes certain open purchase orders for services that are provided on demand where the timing and amount of the purchase cannot be determined. The amount also included our estimated minimum obligations that are anticipated to arise under (i) the Electricity Supply Contract between us and CAPCO, (ii) the offtake and resale contracts between us and HKNIC and (iii) the capacity purchase contract between us and PSDC (see Note 21 “Related Party Transactions” to our Financial Statements for details of these contracts).

The aggregate amounts of contractual obligations of CAPCO as of December 31, 2004 is set forth as below.

	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in HK$ million)
Long-term debt obligations	8,350	1,666	3,065	1,915	1,704
Operating lease obligations	—	—	—	—	—
Purchase Obligations(2)	22,153	3,627	5,067	3,845	9,614

Total	30,503	5,293	8,132	5,760	11,318

(2)	Amount included the obligations on fuel-related payments.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

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

The following table shows information regarding all of our directors, alternate directors and executive officers as of May 31, 2005.

Name	Age	Position	Year Appointed to Current Title	Year Appointed as Director of our company
Directors
W. E. Mocatta	52	Chairman	1999	1993
Andrew Brandler	49	Vice Chairman	2000	2000
Betty S. M. Yuen	47	Managing Director	2002	1998
J. A. H. Leigh	51	Director	1997	1997
R. B. Hirsch(1)	49	Director	2001	2001
Peter P. W. Tse	54	Director	1999	1999
Stewart H. Saunders	61	Director	2002	2002
Paul W. Y. Poon	52	Director	2002	2002
M. J. Hupka(1)	54	Director	2003	2003
Bradley W. Corson(1)	43	Director	2004	2004
David C. L. Tong	34	Director	2004	2004
T. F. Chow(2)	50	Director	2005	2005
David John Crighton(3)	42	Director	2005	2005

Alternate Directors
P. W. Greenwood, Alternate Director to J. A. H. Leigh	48	Company Secretary	1996	1998
Richard K. Lancaster, Alternate Director to Betty S. M. Yuen and Stewart H. Saunders	43	Alternate Director	2002	2002
R. Bischof, Second Alternate Director to W. E. Mocatta	63	Alternate Director	2004	2004
Mark Takahashi, Alternate Director to Peter P. W. Tse	46	Alternate Director	2004	2004

Name	Age	Position	Year Appointed to Current Title	Year Appointed as Director of our company
Executive Officers
Betty S. M. Yuen	47	Managing Director	2002	1998
Stewart H. Saunders	61	Chief Operating Officer	2002	2002
David John Crighton	42	Director, Generation	2005	2005
T. F. Chow	50	Director, Marketing and Customer Services	2005	2005
Paul W. Y. Poon	52	Director, Power Systems	2002	2002
Richard K. Lancaster	43	Commercial Director	2002	2002
Mark Takahashi	46	Director of Group Treasury, CLP Holdings Limited	2003	2004

Note:

(1)	Our Articles of Association provide that CAPCO shall have the right to appoint three Directors. Mr. Bradley W. Corson, Dr. R. B. Hirsch and Mr. M. J. Hupka were appointed to our Board of Directors by CAPCO.

(2)	Mr. T. F. Chow was appointed as a Director of our company on January 17, 2005 in place of Dr. Albert S. C. Poon who resigned on January 15, 2005.

(3)	Mr. David John Crighton was appointed as a Director of our company in place of Mr. R.C. Eastwood on May 1, 2005.

All the Directors (including our Chairman) are subject to retirement by rotation. At the Annual General Meeting each year, two Directors for the time being (who have been longest in office since their last election or appointment) shall retire and are eligible for re-election in accordance with our Articles of Association.

In accordance with Article 104 of our Articles of Association, Mrs. Betty S. M. Yuen and Mr. R. C. Eastwood retired by rotation and were re-elected as Directors of our company at the Annual General Meeting held on March 31, 2005.

In accordance with Article 110 of our Articles of Association, Mr. Bradley W. Corson and Mr. T. F. Chow retired and were elected as Directors of our company at the Annual General Meeting held on March 31, 2005.

There are no family relationships amongst any of our officers or directors.

Biographical Details of Directors and Alternate Directors

Directors

W. E. Mocatta, FCA

Mr. Mocatta is a Fellow of The Institute of Chartered Accountants in England and Wales. He became an Executive Director of Sir Elly Kadoorie & Sons Ltd. in 1982. He is the Deputy Chairman of Hong Kong Pumped Storage Development Company, Limited and a Director of Castle Peak Power Company Limited. He is also the Vice Chairman of CLP Holdings Limited, the Chairman of CLP Properties Limited as well as a Director of The Hongkong and Shanghai Hotels, Ltd. and other companies in Hong Kong.

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

J. A. H. Leigh

Mr. Leigh is a lawyer by training. Prior to joining the CLP Group, Mr. Leigh was in private practice as a solicitor in Hong Kong and the United Kingdom. He was the Senior Legal Advisor, Company Secretary and General Manager – Corporate Affairs in the CLP Group between 1986 and 1996. Mr. Leigh is a Director of Sir Elly Kadoorie & Sons Ltd., overseeing a number of the Kadoorie Family’s interests in Hong Kong and overseas. He is also a Director of CLP Holdings Limited.

R. B. Hirsch, BS, PhD

Dr. Hirsch is a Director of ExxonMobil Energy Limited with responsibility for regulatory and business strategy. He is also a Director of Castle Peak Power Company Limited and Hong Kong Pumped Storage Development Company, Limited. He holds a BS degree in Chemistry and Economics from Yale University and a PhD degree in Economics from the Massachusetts Institute of Technology. He began his career with Exxon Mobil Corporation (formerly known as Exxon Corporation) in 1981 and has held positions in economics, planning, and finance. He assumed his present position in Hong Kong in August 2001.

M. J. Hupka, BBA, MIM

Mr. Hupka is a Director of ExxonMobil Energy Limited with responsibility for fuel and commercial matters. He is also a Director of Castle Peak Power Company Limited and Hong Kong Pumped Storage Development Company, Limited. He holds a BBA from Miami University of Ohio, and a Master of International Management degree from The American Graduate School of International Management. He joined Exxon Mobil Corporation (formerly known as Exxon Corporation) in 1975 and has broad financial experience in the Upstream, Downstream, Coal and Power Industries, mainly working in Southeast Asia and China. He joined ExxonMobil Energy Limited in February 2000.

Peter P. W. Tse, BSc (Eng.), MSc, FCA, FCPA

Mr. Tse holds a BSc degree in Mechanical Engineering from the University of Hong Kong and an MSc degree from The University of Stirling in Scotland. He is a Fellow of The Institute of Chartered Accountants in England and Wales and a Fellow of The Hong Kong Institute of Certified Public Accountants. Mr. Tse is the Group Executive Director and Chief Financial Officer of CLP Holdings Limited. He is responsible for the CLP Group’s financial and treasury affairs, investor relations and property business. Before joining the CLP Group in 1981, he worked with Deloitte & Co. in London and Hong Kong, and the Swire Group.

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

Paul W. Y. Poon, BSc (Eng.), MIEE, MHKIE

Mr. Poon is the Director, Power Systems of our company and manages the transmission and distribution systems. He started his career with our company in 1974 as a graduate trainee. After gaining experience with Binnie Consultants Limited and the Water Supplies Department of the Hong Kong Special Administrative Region Government, he rejoined our company in 1981. Since then, he had held various management positions in Transmission Projects, Technical Services, Change Management, CLP International, Regional Operations and Asset Management. He assumed his current position in July 2002.

David C. L. Tong, BEng, ACGI, MIMechE, CEng

Mr. Tong holds a BEng degree from Imperial College, University of London, and is a Chartered Engineer with working and management experience in Hong Kong, Scotland and Texas. He is a Director of Sir Elly Kadoorie & Sons Limited. Mr. Tong also serves on several other corporate boards in Hong Kong.

Bradley W. Corson, BS (Chemical Engineering)

Mr. Corson is the Chairman of ExxonMobil Energy Limited, Castle Peak Power Company Limited and Hong Kong Pumped Storage Development Company, Limited. He is also a Director of CLP Research Institute Limited. Mr. Corson holds a Bachelor of Science degree in Chemical Engineering from Auburn University. He joined Exxon Mobil Corporation (then Exxon Corporation) in 1983 and has broad experience in the oil and gas industry including operations, technical, environmental, commercial, strategic planning and human resources. He was assigned to work in Hong Kong as the Chairman of ExxonMobil Energy Limited in April 2004.

Chow Tang Fai, BSc, MBA, MIEE, MIE(Aust), MHKIE

Mr. Chow is the Director, Marketing and Customer Services of our company and manages the marketing and customer services functions. He first joined our company in 1980. After working in the State Electricity Commission of Victoria in Australia in the late 1980’s and early 1990’s, he rejoined our company in 1992. Since then, he had held various management positions in System Operations and Engineering Projects of the Power System Business Group. He joined the Marketing and Customer Services Business Group in 2004 and was appointed to his present position in January 2005.

David John Crighton, Chartered Engineer, BEng, Eurlng, MIMech E, MINucE, MIMar EST

Mr. Crighton is the Director, Generation of our company. He is also a Director of Castle Peak Power Company Limited and the Alternate to Mr. Andrew Brandler and Mrs. Betty S. M. Yuen on the Board of Hong Kong Pumped Storage Development Company, Limited. Mr. Crighton is responsible for the operation and maintenance of Castle Peak Power Company Limited’s generating facilities at Castle Peak, Black Point and Penny’s Bay Power Stations in Hong Kong. He also manages our interest in the Guangzhou Pumped Storage Power Stations in the Chinese mainland. He began his career with Shell Tankers before working for the Central Electricity Generating Board and subsequently National Power in the United Kingdom. He was transferred to our company in 1992 and has worked in operations, projects and business development. Mr. Crighton assumed his current position in May 2005.

Alternate Directors

Peter W. Greenwood, MA, FCS, FCIS

Mr. Greenwood holds an MA degree in law from the University of Cambridge. He is a Fellow of The Institute of Chartered Secretaries in England and a Fellow of The Hong Kong Institute of Company Secretaries. He is a solicitor in England and Wales and in Hong Kong as well as being qualified as an avocat in France. Mr. Greenwood is the Director, Corporate Counsel and Company Secretary of CLP Holdings Limited and is responsible for the CLP Group’s corporate secretarial and group legal affairs. Before joining the CLP Group in 1995, he was a solicitor with leading corporate law firms in the United Kingdom, Hong Kong and France.

Richard K. Lancaster, BE

Mr. Lancaster is responsible for our company’s commercial affairs including fuel developments and environmental management. He joined our company in 1992 and held a range of posts mostly in the Generation business before moving to lead up the Corporate Commercial Group in 2002. An engineer by background, Mr. Lancaster began his career with the Electricity Commission of New South Wales in Australia, and gained a wide experience in various industrial operations in both Australia and the United Kingdom prior to joining our company.

R. Bischof

Educated in Switzerland, Mr. Bischof has been engaged in the field of asset management and private banking in Hong Kong since 1971, including several years with the former Swiss Bank Corporation. Prior to coming to Hong Kong, Mr. Bischof also worked for a leading British investment bank in London, Madrid and New York. He joined Sir Elly Kadoorie & Sons Ltd. as a Director in 1996. He is also a Director of CLP Holdings Limited and Nanyang Holdings Limited.

Mark Takahashi, BSc(Eng.), MBA

Mr. Takahashi joined CLP Holdings Limited in December 2003 and is responsible for CLP Group Treasury and our company’s finance activities, including accounting, cash management, foreign exchange, interest rate management and coordination of banking relations. He has over 17 years of experience in the power industry and has accumulated a wealth of experience in corporate finance, project finance and treasury operations. Mr. Takahashi worked for InterGen from 1995 to 2003 as the regional finance vice president covering Asia as well as the corporate treasurer.

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

Directors’ Remuneration

For 2004, our Directors’ remuneration included their fees of approximately HK$1 million; compensation for loss of office of HK$2 million; salaries, allowances and benefits in kind of approximately HK$24 million; gratuity payment as well as contribution made to provident funds on Directors’ behalf of approximately HK$3 million. Each of the Directors (namely Mr. W. E. Mocatta, Mr. J. A. H. Leigh, Mr. J.S. Dickson Leach, Mr. Andrew Brandler, Mr. Peter P. W. Tse, Ms. L. J. Ryerkerk, Dr. R. B. Hirsch, Mr. M. J. Hupka, Mr. David C. L. Tong and Mr. Bradley W. Corson) who are not employed by our Company are paid fees at HK$75,000 per annum, the fees would be pro-rated if the Director is appointed or resigned during the year (Mr. J. S. Dickson Leach resigned on January 2, 2004 and Ms. L. J. Ryerkerk resigned on April 1, 2004 were replaced by Mr. David C. L. Tong and Mr. Bradley W. Corson respectively). The Directors’ fee for the services of Mr. Andrew Brandler and Mr. Peter P. W. Tse are paid to CLP Holdings and the Directors’ fee for the services of Ms. L. J. Ryerkerk, Mr. Bradley W. Corson, Dr. R. B. Hirsch and Mr. M. J. Hupka are paid to ExxonMobil Energy Limtied.

Executive Officers’ Remuneration

Except for one of our executive officers who has joined the Mandatory Provident Fund (MPF) scheme operated by an independent service provider, all of our other executive officers have joined the CLP Group Provident Fund Scheme (GPFS). Our contribution to the MPF and the GPFS amounts to a maximum of 5% and 12.5% of base compensation, respectively.

For 2004, our executive officers’ remuneration included salaries, allowances and benefits in kind of approximately HK$24 million and gratuity payment as well as contribution made to provident funds on the officers’ behalf of approximately HK$3 million, while HK$2 million was paid for the compensation for loss of office.

C.	Board Practices

We have not signed any service contract with any Director in respect of provision of benefits upon termination of employment.

Our Board of Directors has appointed a Finance and General Committee with specific terms of reference. The membership and a summary of the terms of reference of the Finance and General Committee are listed below.

Finance and General Committee

Members: Mr. W. E. Mocatta, Mr. R. Bischof, Mr. Bradley W. Corson, Mr. M. J. Hupka, Mr. Andrew Brandler, Mr. Peter P. W. Tse, Mrs. Betty S. M. Yuen, Mr. Richard K. Lancaster, Mr. Stewart H. Saunders, Mr. Mark Takahashi and Mr. Benjamin K. L. Lau (the alternate to Mr. Mark Takahashi).

The Finance and General Committee meets as and when required to review the financial operations and issues regarding the management and operation of our company. The Finance and General Committee endorses recommendations to our Board of Directors as deemed appropriate or approves actions within its delegated authority. The scope of reviews and actions arising from the reviews are subject to the CLP Group policies and guidelines established by our parent company, CLP Holdings, from time to time. There were five meetings of the Finance and General Committee in 2004.

D.	Employees

As at December 31, 2004, we had a total workforce of 3,873, as compared with 3,915 as at December 31, 2003 and 3,865 as at December 31, 2002. Of the total number of employees as at December 31, 2004, 32% were professionals and administrative personnel, 34% were engineers and technical personnel and 34% were industrial workers. We do not have any unions or labour organizations and consider our relationship with our employees to be satisfactory.

We participate in CLP Group’s defined contribution plans in Hong Kong, the Group Provident Fund Scheme (GPFS) and the Mandatory Provident Fund (MPF) Scheme operated by an independent service provider. Our contribution to the MPF and GPFS amounts to a maximum of 5% and 12.5% of base compensation respectively, the assets of which are held in separate trustee-administered funds.

E.	Share Ownership

We are wholly owned by CLP Holdings Limited, a company incorporated in Hong Kong with limited liability and listed on The Stock Exchange of Hong Kong Limited.

As at December 31, 2004, there was no arrangement that involved the issue or grant of options or shares or securities from us.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

We are a wholly owned subsidiary of CLP Holdings Limited, a company incorporated in Hong Kong with limited liability and listed on The Stock Exchange of Hong Kong Limited.

B.	Related Party Transactions

We from time to time have engaged in a variety of transactions with our affiliates in the normal course of business. Our policy is to encourage competition among suppliers that may include our affiliates. We usually select our suppliers through competitive bidding procedures. We believe that such transactions have been conducted on terms as favorable to us as would be obtainable at the time in a comparable arm’s length transaction with a non-affiliate. See Note 22 to the financial statements included in “Item 17. Financial Statements” in this annual report.

CAPCO

Under a contract between us and CAPCO, a company in which we hold 40% of equity interest, we are obligated to purchase all of the electricity generated by CAPCO. Pursuant to the contract, the price paid by us to CAPCO is sufficient to cover all of CAPCO’s operating expenses as well as CAPCO’s share of return permitted under the Scheme of Control. See “Item 4. Information on the Company – B. Business Overview – Electricity Business in Hong Kong – Scheme of Control and – Power Purchases from CAPCO”. In 2004, we purchased approximately 72% of our electricity from CAPCO at a price of HK$10,923 million (US$1,405 million), as compared to HK$10,431 million in 2003 and HK$10,191 million in 2002.

In addition, we have provided funds to CAPCO as shareholders’ advances and special loan in the form of interest-free loans. As at December 31, 2004, our advances to CAPCO amounted to HK$6,115 million (US$787 million), as compared to HK$5,768 million in 2003 and HK$4,934 million in 2002. The increase in our advances to CAPCO during 2004 was due to the new advances of HK$2,222 million (US$286 million) which was offset by the repayments of HK$1,876 million (US$241 million), and an unrealized exchange gain of HK$1 million. The largest amount outstanding in 2004 was HK$6,324 million (US$814 million).

Pursuant to a deed of subordination, shareholders’ advances to CAPCO are subordinated to CAPCO’s certain debt financing and may be repaid to the extent that CAPCO’s ratio of borrowed moneys to shareholders’ funds (representing the sum of the issued share capital, deferred taxation, retained profit, proposed dividend, shareholders’ advances (excluding unrealized foreign exchange differences) and special advances) is not higher than 1.5:1. Such ratio has been kept below 1.5:1 and as at December 31, 2004, such ratio was 0.50:1, compared to 0.54:1 at 2003 and 0.75:1 in 2002. See “Item 4. Information on the Company – Relationship with CAPCO – CAPCO Financing”.

Guangdong Daya Bay Nuclear Power Station

Pursuant to several offtake and resale contracts, we are obligated to purchase a total of 70% of the output of the Guangdong Daya Bay Nuclear Power Station, or GNPS, in Guangdong Province, China. The contracts extend for 20 years from 1994. Under the contracts, we have a right to purchase 25% of the electricity generated by GNPS for an additional five years. The price for electricity generated by GNPS through the term of the contracts is determined by a formula based on GNPS’s operating costs and a calculation of profits by reference to shareholders funds and the capacity factor for a given year. In 2004, we purchased approximately 28% of our power from GNPS at a price of approximately HK$4,763 million (US$613 million), as compared to HK$5,134 million in 2003 and HK$4,976 million in 2002. Our affiliate, Hong Kong Nuclear Investment Company Limited, owns a 25% equity interest in GNPS. See “Item 4. Information on the Company – Non-CAPCO Power Purchases/Storage Facilities”.

Hong Kong Pumped Storage Development Co., Ltd.

Hong Kong Pumped Storage Development Co., Ltd. or “PSDC”, in which we hold a 49% equity interest, has the right to use 50% of the 1,200 MW capacity of Phase 1 of the Guangzhou Pumped Storage Power Station for 40 years from 1994. Pursuant to a contract between us and PSDC, we have the right to make use of that capacity. The price paid by us to PSDC is sufficient to cover all of PSDC’s operating expenses, taxation and net return. In 2004, we paid PSDC approximately HK$369 million (US$47 million) for the pumped storage service, as compared to HK$308 million in 2003 and HK$419 million in 2002. The higher charges for the current year was mainly due to the recognition of prior years’ deferred tax credit in 2003.

In addition, we have provided funds to PSDC as shareholders’ advances in the form of interest-free loans. As at December 31, 2004, our advances to PSDC amounted to HK$313 million (US$40 million), as compared to HK$306 million in 2003 and HK$300 million in 2002. The increase in our advances to PSDC during 2004 was due to new advances of HK$156 million (US$20 million), which was offset by the repayment of HK$149 million (US$19 million). The largest amount outstanding in 2004 was HK$335 million (US$43 million). See “Item 4. Information on the Company – Non-CAPCO Power Purchases/Storage Facilities”.

CLP Engineering Limited

We have entered into a number of capital work contracts with CLP Engineering Limited, another subsidiary of our parent company, CLP Holdings, to develop and construct our transmission and distribution facilities. The prices of the contracts are determined with reference to the prevailing market prices. During 2004, the capital works rendered to us by CLP Engineering amounted to HK$282 million (US$36 million).

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

Not applicable.

B.	Memorandum and Articles of Association

Our Memorandum of Association was adopted on December 28, 1918. As a result of the conversion into a private company, our current Articles of Association were adopted on March 11, 1998 and amended on January 5, 2005. The following is a summary of certain provisions of our Memorandum and Articles of Association.

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

Shareholders Meeting

We are required to hold our Annual General Meeting once a year. Our Board of Directors has the right to convene an Extraordinary General Meeting whenever it thinks fit. According to the applicable Hong Kong law, shareholders representing one-twentieth or more voting shares of our company may request an Extraordinary General Meeting. If our Board of Directors fails to proceed to convene an Extraordinary General Meeting within 21 days from the date of the request, the original shareholders making the request or any of them representing more than one-half of the total voting rights of such shareholders may hold an Extraordinary General Meeting.

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

(iii)	cancel any shares which have not been taken or agreed to be taken by any person at the date of the passing of the resolution and reduce the amount of our share capital by the amount of the shares so cancelled.

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

(iii)	it is not delivered to the registered office of our company or to any other place decided on by the Board of Directors; or

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

A United States holder means a beneficial holder of a 2006 Note that is for United States federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if (a) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to make all substantial decisions of the trust or (b) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

Except where noted, this discussion deals only with the 2006 Notes held as capital assets and does not deal with tax consequences to you if you are subject to special treatment under the United States federal income tax laws, including if:

•	you are a dealer in securities or currencies;

•	you are a financial institution, tax-exempt entity or insurance company;

•	you hold 2006 Notes as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	you are a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	your “functional currency” is not the U.S. dollar;

•	you are a regulated investment company;

•	you are a real estate investment trust; or

•	you are a person liable for alternative minimum tax.

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

If you are considering the purchase, ownership or disposition of the 2006 Notes should consult your own tax advisors concerning the United States federal income tax consequences in light of your particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

Payments of Interest

Interest on a 2006 Note will generally be taxable to you as ordinary income at the time it is paid or accrued in accordance with your method of accounting for tax purposes. Interest income on a 2006 Note will constitute foreign source income and generally will be considered “passive” or “financial services” income, which is treated separately from other types of income in computing the foreign tax credit allowable to you under United States federal income tax laws. You may be subject to special rules if your foreign source income during the taxable year consists entirely of “qualified passive income” and if you have $300 or less ($600 or less if you file a joint return) of creditable foreign taxes which you have paid or accrued during the taxable year. Recently enacted registration may deny a foreign tax credit for foreign tax imposed with respect to the 2006 Notes where you do not meet a minimum holding period requirement during which you are not protected from risk of loss. The rules governing the foreign tax credit are complex. You are therefore urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

Market Discount

If you purchase a 2006 Note for an amount that is less than its stated redemption price at maturity, the amount of the difference will be treated as “market discount” for United States federal income tax purposes, unless such difference is less than a specified de minimis amount. Under the market discount rules, you will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of, a 2006 Note as ordinary income to the extent of the market discount which has not previously been included in income and is treated as having accrued on such 2006 Note at the time of such payment or disposition. In addition, you may be required to defer, until the maturity of the 2006 Note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such 2006 Note. You may elect, on a bond-by-bond basis, to deduct the deferred interest expense in a tax year prior to the year of disposition. You should consult your own tax advisor before making this election.

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

Sale, Exchange and Retirement of 2006 Notes

Upon the sale, exchange, retirement, or other disposition of a 2006 Note, you will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement or other disposition (less any accrued interest that you did not previously include in income, which will be taxable as interest income) and the adjusted tax basis of the 2006 Note. Your tax basis in a 2006 Note will, in general, be your cost therefore, increased by any market discount previously included in income and reduced by any amortized premium. Gain or loss realized by you on the sale, exchange or retirement of a 2006 Note will generally be treated as United States source gain or loss. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange or retirement the 2006 Note has been held for more than one year. Capital gains of individuals are, under certain circumstances, eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

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

The SEC allows us to “incorporate by reference” the information we have filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference in this annual report is considered to be part of this annual report. We therefore may incorporate by reference in Item 19 of this annual report certain exhibits which we filed with the SEC before. You may read and copy this annual report, including the exhibits incorporated by reference in this annual report, at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC’s regional offices in New York, New York and Chicago, Illinois. You can also request copies of this annual report, including the exhibits incorporated by reference in this annual report, upon payment of a duplicating fee, by writing to the SEC’s Public Reference Room.

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

Foreign currency exposures mainly arise from loan repayment and interest payment obligations, purchases of goods and services and other projected expenditures. We use derivative instruments, including forward foreign exchange contracts, currency swaps and interest rate swaps, to manage our exposure to foreign currency and interest rate risks with an objective to minimize the impact of foreign exchange rate and interest rate fluctuations on our earnings and tariff charges to customers. Our interest rate risks are managed according to our preferred interest rate mix model. All hedging transactions arranged are with counterparties with acceptable credit ratings. A limit is assigned to each counterparty for monitoring the credit exposure. As we employ all these derivative instruments solely for hedging purposes, we are not exposed to market risk because the change in fair value will be offset by change in the market values of the underlying hedged items.

The tables below provide information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates or foreign currency exchange rates. For debt obligations, the tables present principal cash flows and related weighted average interest rates by expected maturity dates. For cross currency and interest rate swaps and forward foreign exchange contracts, the tables present the notional amounts and weighted average exchange rates or weighted average interest rates by contractual maturity dates.

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

INTEREST RATE RISK

	December 2004								December 2003
	Expected Maturity Dates							Aggregate Fair Value		Aggregate Fair Value
	2005	2006	2007	2008	2009	Thereafter	Total		Total
	In HK$ equivalent, millions
On-balance sheet financial instruments

I. Capital Markets Instruments
Fixed Rate Notes (USD)	—	2,340	—	—	—	2,340	4,680	5,060	4,680	5,209
Average Interest Rate %	—	7.50	—	—	—	6.25	6.88		6.88
Fixed Rate Notes (HKD)	—	—	—	—	—	2,000	2,000	2,143	1,000	1,015
Average Interest Rate %	—	—	—	—	—	4.67	4.67		4.73

II. Bank Loans
Fixed Rate (USD)	2	—	—	—	—	—	2	2	4	4
Average Interest Rate %	5.42	—	—	—	—	—	5.42		5.42
Floating Rate (HKD)	—	—	—	1,720	—	—	1,720	1,720	1,200	1,200
Average Interest Rate %	—	—	—	3.05	—	—	3.05		3.74

	December 2004								December 2003
	Expected Maturity Dates							Aggregate Fair Value(1)		Aggregate Fair Value(1)
	2005	2006	2007	2008	2009	Thereafter	Total		Total
	In HK$ equivalent, millions
Off-balance sheet financial instruments

III. Cross Currency & Interest Rate Swaps
1. Fixed to Variable
Notional pay amount (HKD)	—	1,170	—	—	—	2,340	3,510	301	3,510	388
Notional receive amount (USD)	—	1,170	—	—	—	2,340	3,510		3,510
Interest pay rate (%)	—	1.85	—	—	—	4.60	3.68		4.34
Interest receive rate (%)	—	7.50	—	—	—	6.25	6.67		6.67
2. Fixed to Fixed
Notional pay amount (HKD)	—	1,170	—	—	—	—	1,170	(46)	1,170	(32)
Notional receive amount (USD)	—	1,170	—	—	—	—	1,170		1,170
Interest pay rate (%)	—	8.00	—	—	—	—	8.00		8.00
Interest receive rate (%)	—	7.50	—	—	—	—	7.50		7.50

IV. Interest Rate Swaps
1. Variable to Fixed
Notional amount (HKD)	—	1,170	1,000	—	—	—	2,170	(167)	2,170	(201)
Interest pay rate (%)	—	5.65	5.32	—	—	—	5.50		5.50
Interest receive rate (%)	—	1.50	2.13	—	—	—	1.79		2.34

Note:

(1)	Fair value for off-balance sheet financial instruments represent the amounts the Company would receive / (pay) to close out the transactions.

CURRENCY RISK

	December 2004								December 2003
	Expected Maturity Dates							Aggregate Fair Value		Aggregate Fair Value
	2005	2006	2007	2008	2009	Thereafter	Total		Total
	In HK$ equivalent, millions
On-balance sheet financial instruments

I. Bank Loans:
Fixed Rate (USD)	2	—	—	—	—	—	2	2	4	4
Average Interest Rate %	5.42	—	—	—	—	—	5.42		5.42

	December 2004								December 2003
	Expected Maturity Dates							Aggregate Fair Value(1)		Aggregate Fair Value(1)
	2005	2006	2007	2008	2009	Thereafter	Total		Total
	In HK$ equivalent, millions
Off-balance sheet financial instruments

II. Forward Foreign Exchange Contracts

1. For Firm Commitments
Swiss Franc (in millions)	1	—	—	—	—	—	1	—	7	1
Weighted Average Contract Rate (Vs HKD)	6.3479	—	—	—	—	—	6.3479		5.6882

British Pounds (in millions)	12	—	—	—	—	—	12	—	10	1
Weighted Average Contract Rate (Vs HKD)	14.6161	—	—	—	—	—	14.6161		13.0053

Japanese Yen (in millions)	8	1	—	—	—	—	9	1	25	1
Weighted Average Contract Rate (Vs HKD)	0.0738	0.0743	—	—	—	—	0.0739		0.0703

Euro (in millions)	127	4	—	—	—	—	131	9	181	22
Weighted Average Contract Rate (Vs HKD)	10.0221	10.3084	—	—	—	—	10.0307		8.6554

Note:

(1)	Fair value for off-balance sheet financial instruments represent the amounts the Company would receive / (pay) to close out the transactions.

CURRENCY RISK

	December 2004								December 2003
	Expected Maturity Dates							Aggregate Fair Value(1)		Aggregate Fair Value(1)
	2005	2006	2007	2008	2009	Thereafter	Total		Total
	In HK$ equivalent, millions
Off-balance sheet financial instruments

II. Forward Foreign Exchange Contracts

2. For Anticipated Transactions
British Pounds (in millions)	5	—	—	—	—	—	5	—	1	—
Weighted Average Contract Rate (Vs HKD)	14.6161	—	—	—	—	—	14.6161		13.0053

Japanese Yen (in millions)	5	1	—	—	—	—	6	—	—	—
Weighted Average Contract Rate (Vs HKD)	0.0738	0.0743	—	—	—	—	0.0739		—

Euro (in millions)	45	1	—	—	—	—	46	2	68	8
Weighted Average Contract Rate (Vs HKD)	10.0221	10.3084	—	—	—	—	10.0307		8.6554

US Dollars (in millions)	9,074	8,635	8,194	7,791	6,985	168	40,847	(1,217)	43,290	(322)
Weighted Average Contract Rate (Vs HKD)	7.7733	7.7795	7.7939	7.791	7.6899	7.7244	7.7675		7.7878

Note:

(1)	Fair value for off-balance sheet financial instruments represent the amounts the Company would receive / (pay) to close out the transactions.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None of these events occurred in any of 2002, 2003 and 2004.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

An evaluation has been carried out under the supervision and with the participation of our management, including our Managing Director and our Head of Finance and Treasury Function, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-14(c) and 15d-14(c) promulgated under the Exchange Act. Based on that evaluation, our Managing Director and Head of Finance and Treasury Function have concluded that our disclosure controls and procedures are effective as of the end of the period covered by this annual report.

There have been no significant changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

As a foreign private issuer, we have to comply with the provisions of Section 404 of the Sarbanes Oxley Act 2002 starting with the fiscal year ending on or after July 15, 2006. Following our practice of moving early to adopt best practices, since early 2004, we have participated in the Group-wide effort involving the thorough review of our internal control over financial reporting and assessing the risks involved, both at the entity level and also the various processes/transactions levels, and documenting the controls that we have put in place. By the end of 2004, we were already well advanced in this exercise by undertaking dry run tests of our internal controls. No material deficiencies have been identified so far.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

Our Audit Committee was disbanded in February 2003 and our Board of Directors has since assumed the functions of Audit Committee. Our Board of Directors has determined that its membership does not include a financial expert. We rely on our parent company, CLP Holdings Limited, for the oversight of our auditor, including the pre-approval of audit and non-audit works by our auditor. The Board of CLP Holdings Limited has determined that it has a financial expert serving on its Audit Committee.

As a foreign private issuer not listed on a national securities exchange, we are not required to comply with the Audit Committee independence and other financial expert requirements of the Sarbanes-Oxley Act and Rule 10A-3 under the Exchange Act.

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

We amended our Code in December 2002 to address the code of ethics requirements of the Sarbanes-Oxley Act. There have been no changes to the Code nor any waivers been granted since then. During the year, control awareness workshops were held as a refresher for our employees on the importance and rationale of our control systems, including the Code. Staff at senior and middle management level is also required to sign annual statements confirming their compliance with the Code.

The text of the Code is posted on our website www.clpgroup.com under the “Corporate Governance — CLP Value Framework and Policy — CLP Value Framework” section.

Item 16C.	Principal Accountant Fees and Services

PricewaterhouseCoopers served as our independent auditor for the financial years ended December 31, 2003 and 2004.

The following table presents the aggregate fees for professional services and other services rendered to us by PricewaterhouseCoopers in 2003 and 2004. All such services were pre-approved by the Audit Committee of our parent company, CLP Holdings.

	Year Ended December 31,
	2003	2004
	(in HK$ million)
Audit fees	3	2
Audit-related fees(1)	1	2
Tax fees	—	—
All other fees	—	—

	4	4

(1)	Audit-related fees included annual review fee for the related documents under the Medium Term Note Programme, the audit of our provident funds and pre-audit review of Sarbanes-Oxley Act Section 404 compliance.

Audit Committee Pre-approval Policies and Procedures

The pre-approval functions for audit and non-audit works rendered by our auditor are assumed by the Audit Committee of our parent company, CLP Holdings (hereinafter referred to as the “Audit Committee”).

Appointment of our auditor is endorsed by the Board, with final approval and authorization by the shareholders in our Annual General Meeting.

The Audit Committee has established policies and procedures for pre-approval of audit and non-audit services by our auditor. The policy stipulates that the auditor will not be employed for non-audit work unless it constitutes permissible non-audit work as defined in the Sarbanes-Oxley Act and has been pre-approved by the Audit Committee. In addition, there must be clear efficiencies and value-added benefits to us from that work being undertaken by the auditor, with no adverse effect on the independence of their audit work, or the perception of such independence. The total amount of permissible non-audit services provided by the auditor each year should be budgeted at a level determined appropriate by the Audit Committee, taking into account the business activities in question and the amount of audit work.

The guideline also outlines the procedures for the approval of permissible non-audit services by our auditor. Such engagement can be approved on a case-by-case basis by the Audit Committee or based on pre-approval procedures endorsed by the Audit Committee as set out below.

(a)	At the beginning of each year, a budget for the provision of permissible non-audit services is to be submitted for consideration and approval by the Audit Committee.

(b)	Before the actual engagement of the auditor, the relevant business unit is to submit to the Group Executive Director & Chief Financial Officer, on a case-by-case basis and against the pre-approved budget, justification that the service meets the requirements of pre-approval policy and procedures and does not impair the independence of the auditor.

(c)	The Group Executive Director & Chief Financial Officer, if he considers the proposal is in order, may endorse the engagement where the estimated fee for that engagement is not more than HK$0.5 million.

(d)	If the estimated service fee is more than HK$0.5 million, or if it exceeds the pre-approved budget level for that category of service, it will be submitted to the Audit Committee for explicit approval.

A report on the actual engagement of the auditor for permissible non-audit services to the Group is submitted to the Audit Committee at each of its scheduled meetings, detailing the cost of each service and the justification thereof.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchaser

Not applicable.

PART III

Item 17.	Financial Statements

Our financial statements and the report thereon by our Independent Registered Public Accounting Firm listed below are attached to this annual report as follows:

Page
CLP Power Hong Kong Limited

Report of Independent Registered Public Accounting Firm	F - 2

Profit and Loss Accounts for the years ended December 31, 2002, 2003 and 2004	F - 3

Balance Sheets as of December 31, 2003 and 2004	F - 4

Statements of Changes in Equity for the years ended December 31, 2002, 2003 and 2004	F - 5

Cash Flow Statements for the years ended December 31, 2002, 2003 and 2004	F - 6

Notes to Financial Statements	F – 7 to F - 37

Scheme of Control Statements	F – 38 to F - 40

Castle Peak Power Company Limited

Report of Independent Auditors	F - 41

Profit and Loss Accounts for the years ended December 31, 2002, 2003 and 2004	F - 42

Balance Sheets as of December 31, 2003 and 2004	F - 43

Statements of Changes in Equity for the years ended December 31, 2002, 2003 and 2004	F - 44

Cash Flow Statements for the years ended December 31, 2002, 2003 and 2004	F - 45

Notes to Financial Statements	F – 46 to F - 58

Item 18.	Financial Statements

Not applicable.

Item 19.	Exhibits

Exhibit Index

Exhibit No.	Description
1.1	Memorandum and Articles of Association of registrant. *

2.1	Trust Deed in respect of the US$1,500,000,000 Medium Term Note Programme, established by our wholly owned subsidiary, CLP Power Hong Kong Financing Limited on April 3, 2002, and guaranteed by our company, modified by the First and Second Supplemental Trust Deeds dated April 15, 2003 and June 3, 2005 respectively. **

4.1	Side letter in respect of Scheme of Control Agreement dated March 29, 2004 among CLP Power, CAPCO, ExxonMobil Energy Limited and the Hong Kong Government.

8.1	List of subsidiaries. See “Item 4. Information on the Company – CLP Power Hong Kong Limited”.

12.1	Certification by our Managing Director pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by our Head of Finance and Treasury Function pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by our Managing Director pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by our Head of Finance and Treasury Function pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to Exhibit No. 1 to our annual report on Form 20-F for fiscal 1998 dated March 23, 1999 and filed with the Securities and Exchange Commission on March 26, 1999.

**	Trust Deed dated April 3, 2002 was incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2001 dated June 25, 2002 and filed with the Securities and Exchange Commission on June 27, 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CLP Power Hong Kong Limited
Registrant

/s/ Mark Takahashi
Mark Takahashi
Head of Finance and Treasury Function

Date: June 17, 2005

REPORT	OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

CLP Power Hong Kong Limited

We have audited the accompanying balance sheets of CLP Power Hong Kong Limited as of December 31, 2003 and 2004, and the related profit and loss accounts, statements of changes in equity and cash flow statements for the years ended December 31, 2002, 2003 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Scheme of Control statements for the years ended December 31, 2002, 2003 and 2004 set out on page F-40, which has been prepared in accordance with the provisions of the Scheme of Control on pages F-38 to F-39, is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

In our opinion, the basic financial statements referred to above present fairly, in all material respects, the financial position of CLP Power Hong Kong Limited at December 31, 2003 and 2004, and the results of its operations and cash flows for the years ended December 31, 2002, 2003 and 2004 in conformity with accounting principles generally accepted in Hong Kong.

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 26 to the financial statements.

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers
Certified Public Accountants

Hong Kong
June 3, 2005

CLP POWER HONG KONG LIMITED

PROFIT AND LOSS ACCOUNTS

		Year ended December 31,
	Note	2002		2003		2004		2004
		HK$M		HK$M		HK$M		US$M

Turnover	2		25,770		25,677		26,661		3,430
Other revenue	2		1,476		1,507		1,673		215

			27,246		27,184		28,334		3,645

Expenses
Purchases of electricity from CAPCO			10,191		10,431		10,923		1,405
Purchases of nuclear electricity			4,976		5,134		4,763		613
Pumped storage service fee			419		308		369		47
Staff expenses			619		695		755		97
Other net operating costs			522		872		832		107
Depreciation			1,723		1,972		1,870		241

			18,450		19,412		19,512		2,510

Operating profit			8,796		7,772		8,822		1,135
Finance costs	3		(94)		(110)		(154)		(20)

Profit before taxation	4		8,702		7,662		8,668		1,115
Taxation	6		(853)		(906)		(1,184)		(152)

Profit after taxation			7,849		6,756		7,484		963
Transfers under Scheme of Control	7		(1,643)		(365)		(296)		(38)

			6,206		6,391		7,188		925
EARNINGS FOR THE YEAR
Scheme of Control earnings			5,831		6,250		6,824		878
Other earnings	8		375		141		364		47

Total earnings			6,206		6,391		7,188		925

DIVIDENDS	9		6,206		5,187		6,794		874

Earnings per share	10	HK$	2.49	HK$	2.57	HK$	2.89	US$	0.37

The accompanying notes are an integral part of the financial statements.

CLP POWER HONG KONG LIMITED

BALANCE SHEETS

		As of December 31,
	Note	2003	2004	2004
		HK$M	HK$M	US$M

CAPITAL EMPLOYED
Fixed assets	11	39,262	42,419	5,458
Investments in a subsidiary	12	—	—	—
Investments in jointly controlled entities	13	6,099	6,453	830

		45,361	48,872	6,288

Current assets
Stores		47	47	6
Debtors and prepayments	15	1,341	1,943	250
Current account with ultimate holding company		6	18	2
Current accounts with fellow subsidiaries		29	20	3
Current account with a jointly controlled entity		55	—	—
Deposits, bank balances and cash		23	41	5

		1,501	2,069	266

Current liabilities
Bank loans and other borrowings	17	(569)	(242)	(31)
Customers’ deposits		(2,878)	(3,119)	(401)
Current accounts with fellow subsidiaries		(314)	(359)	(46)
Current accounts with jointly controlled entities		(976)	(943)	(122)
Creditors		(1,474)	(1,758)	(226)
Fuel clause account		(874)	(762)	(98)
Taxation payable		(133)	(390)	(50)

		(7,218)	(7,573)	(974)

Net current liabilities		(5,717)	(5,504)	(708)

Total assets less current liabilities		39,644	43,368	5,580

REPRESENTED BY
Share capital	16	12,442	12,442	1,601
Share premium		7,958	7,958	1,024
Retained profits		2,268	2,662	342
Proposed dividend		2,200	3,500	450

Shareholders’ funds		24,868	26,562	3,417
Long-term loans and other borrowings	17	6,882	8,400	1,081
Deferred taxation	18	4,287	4,686	603
Development Fund	7(A)	2,960	3,171	408
Special provision account	7(B)	176	—	—
Rate reduction reserve	7(C)	471	549	71

		39,644	43,368	5,580

The accompanying notes are an integral part of the financial statements.

CLP POWER HONG KONG LIMITED

STATEMENTS OF CHANGES IN EQUITY

	Share Capital	Share Premium	Retained Profits	Total	Total
	HK$M	HK$M	HK$M	HK$M	US$M

Balance at January 1, 2002	12,442	7,958	2,208	22,608
Earnings for the year	—	—	6,206	6,206
Dividends declared for the year
2001 final	—	—	(1,144)	(1,144)
2002 interims	—	—	(5,117)	(5,117)

Balance at December 31, 2002	12,442	7,958	2,153	22,553

Representing:
Proposed final dividend			1,089
Retained profits after proposed final dividend			1,064

Retained profits at December 31, 2002			2,153

Balance at January 1, 2003	12,442	7,958	2,153	22,553
Earnings for the year	—	—	6,391	6,391
Dividends declared for the year
2002 final	—	—	(1,089)	(1,089)
2003 interims	—	—	(2,987)	(2,987)

Balance at December 31, 2003	12,442	7,958	4,468	24,868

Representing:
Proposed final dividend			2,200
Retained profits after proposed final dividend			2,268

Retained profits at December 31, 2003			4,468

Balance at January 1, 2004	12,442	7,958	4,468	24,868	3,199
Earnings for the year	—	—	7,188	7,188	925
Dividends declared for the year
2003 final	—	—	(2,200)	(2,200)	(283)
2004 interims	—	—	(3,294)	(3,294)	(424)

Balance at December 31, 2004	12,442	7,958	6,162	26,562	3,417

Representing:
Proposed final dividend			3,500
Retained profits after proposed final dividend			2,662

Retained profits at December 31, 2004			6,162

The accompanying notes are an integral part of the financial statements.

CLP POWER HONG KONG LIMITED

CASH FLOW STATEMENTS

		Year ended December 31,
	Note	2002	2003	2004	2004
		HK$M	HK$M	HK$M	US$M

OPERATING ACTIVITIES
Net cash inflow from operations	19	8,328	7,243	8,523	1,097
Dividends received from jointly controlled entities		1,401	1,444	1,558	200
Operating interest paid		(73)	(60)	(84)	(11)
Hong Kong profits tax paid		(490)	(563)	(528)	(68)

NET CASH INFLOW FROM OPERATING ACTIVITIES		9,166	8,064	9,469	1,218

INVESTING ACTIVITIES
Capital expenditure		(4,702)	(5,008)	(4,801)	(618)
Proceeds from disposal of fixed assets		78	399	235	30
Proceeds from realization of employee retirement benefit plan assets		—	1,019	—	—
Capitalized interest paid		(178)	(228)	(235)	(30)
Increase in advances to jointly controlled entities		(597)	(866)	(347)	(44)

NET CASH OUTFLOW FROM INVESTING ACTIVITIES		(5,399)	(4,684)	(5,148)	(662)

NET CASH INFLOW BEFORE FINANCING ACTIVITIES		3,767	3,380	4,321	556

FINANCING ACTIVITIES
Proceeds from long-term borrowings		2,326	1,000	1,900	244
Repayment of long-term borrowings		(11)	(303)	(382)	(49)
Increase / (Decrease) in short term borrowings		173	11	(327)	(42)
Dividends paid		(6,261)	(4,076)	(5,494)	(707)

NET CASH OUTFLOW FROM FINANCING ACTIVITIES		(3,773)	(3,368)	(4,303)	(554)

(Decrease) / Increase in cash and cash equivalents		(6)	12	18	2
Cash and cash equivalents at beginning of the year		17	11	23	3

CASH AND CASH EQUIVALENTS AT END OF YEAR		11	23	41	5

Analysis of cash and cash equivalents
Deposits, bank balances and cash		11	23	41	5

The accompanying notes are an integral part of the financial statements.

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these accounts are set out below:

A.	Basis of Preparation

The accounts have been prepared under the historical cost convention, in accordance with generally accepted accounting principles in Hong Kong (“Hong Kong GAAP”), and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants. No consolidated accounts have been prepared by the Company as it is a wholly-owned subsidiary of CLP Holdings Limited, a company which prepares consolidated accounts and whose registered office is located at 147 Argyle Street, Hong Kong. The accounts of the Company are prepared on the basis of the Company’s own results with the results of its subsidiary company and jointly controlled entities being accounted for on the basis of dividends received and receivable (Note 1(C) and 1(D)).

B.	Scheme of Control

The financial operations of the Company and its jointly controlled entity, Castle Peak Power Company Limited (CAPCO), are governed by a Scheme of Control Agreement entered into with the Hong Kong Government. Whilst the current Scheme of Control agreement will expire on September 30, 2008, the accounts have been prepared on the basis that there will be no change to the current regulatory framework in the foreseeable future that would have a material effect on the accounts. The main features of the Scheme of Control are summarized on pages F-38 and F-39.

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

Depreciation of fixed assets is based on the rates authorized under the Scheme of Control, which reflect the pattern in which the assets’ economic benefits are consumed. During the 2003 Scheme of Control interim review, the economic lives of certain fixed assets were reviewed and agreement was reached with the Hong Kong Government to depreciate land on lease terms over the unexpired terms of the leases and to extend the depreciation period of the following assets with effect from January 1, 2004:

	Original Life	Revised Life

Buildings	33 years	35 years
Cable tunnels	33 years	100 years
Switchgear and transformers	25 years	35 years
Meters	10 years	15 years

(i)	In respect of the fixed assets commissioned before January 1, 2004, the net book value as at December 31, 2003 are being written off uniformly over the remainder of their useful lives as set out in (iii) below.

(ii)	Fixed assets acquired on or after January 1, 2004, are depreciated on a straight-line basis over the useful lives as set out in (iii) below commencing from the date of commissioning.

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

F.	Fixed Assets and Depreciation (Continued)

(iii)	Useful lives of assets
	Leasehold land	unexpired terms of the leases
	Buildings	35 years
	Cable tunnels	100 years
	Overhead lines (132kV and above)	35 years
	Overhead Lines (below 132kV) and cables	30 years
	Switchgear and transformers	35 years
	Generating plant	25 years
	Meters	15 years
	System control equipment, furniture, tools, communication and office equipment	10 years
	Computers and office automation equipment other than those forming part of the generating plant	5 years
	Motor vehicles	5 years

The net decrease in depreciation charge as a result of the above changes for the year ended December 31, 2004 was HK$234 million.

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

I.	Cash and Cash Equivalents

Cash and cash equivalents are carried at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash at banks and on hand, demand deposits with banks and other financial institutions, and bank overdrafts.

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

J.	Employee Benefits

(i)	Retirement benefits

CLP operates and participates in a defined contribution plan, the CLP Group Provident Fund Scheme (GPFS). CLP also participates in a Mandatory Provident Fund scheme administered by HSBC Life (International) Limited. These schemes are set up as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance. The assets of these schemes are held in separate trustee-administered funds. The pension plans are funded by payments from employees and by the participating companies, and provide benefits linked to contributions and investment returns made on the plans. The Company is a participating company of these schemes.

Commencing from January 1, 2003, the CLP’s retirement benefits plans are regarded as defined contribution schemes. Contributions to these defined contribution plans are recognized as expense in the profit and loss account in the year in which they are incurred, except to the extent that they are capitalized as part of the cost of the qualifying assets.

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

K.	Deferred Taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

L.	Interest

Interest on borrowed capital arranged to finance the acquisition, construction or production of fixed assets is:

(i)	incorporated in capital expenditure during the period of time that is required to complete and prepare the assets for its intended use;

(ii)	charged to operating costs when incurred after commissioning.

M.	Translation of 2004 Financial Statements to United States Dollars (“US Dollars”)

The financial statements are expressed in Hong Kong Dollars (“HK Dollars”). Solely for the convenience of the reader, the 2004 financial statements have been translated into US Dollars at the specified rate below. These translations should not be construed as representations that the HK Dollar amounts actually represent such US Dollar amounts or could be converted into US Dollars at the rate indicated. The translation of HK Dollars into US Dollars has been made at the rate of HK$7.7723 to US$1.00, which was the noon buying rate in New York City for cable transfers in HK Dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2004.

N.	Foreign Currencies

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

O.	Related Parties

Related parties are individuals and companies, where the individual or company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

P.	Comparatives

Where necessary, comparative figures have been restated to conform with changes in presentation in the current financial year.

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Q.	Recently Issued Accounting Standards

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards (HKFRSs) and Hong Kong Accounting Standards (HKASs) which are collectively referred to as “new HKFRSs”. These are effective for accounting periods beginning on or after January 1, 2005, except for HKFRS-Interpretation 4 (HKFRS-Int 4) which is effective for accounting periods beginning on or after January 1, 2006. The Company has not early adopted these new HKFRSs in the financial statements for the year ended December 31, 2004.

The adoption of these new HKFRS for the accounting periods beginning on or after January 1, 2005, is in general considered to have the effect of reducing the differences between Hong Kong GAAP and accounting principles generally accepted in the United States of America (“U.S. GAAP”). Below are the new HKFRSs which may have more significant impact to the Company.

HKAS 32 and HKAS 39

HKAS 32 “Financial Instruments: Disclosure and Presentation” contains requirements for the presentation of financial instruments and identifies the information that should be disclosed about them. HKAS 32 requires disclosure of information about factors that affect the amount, timing and certainty of an entity’s future cash flows relating to financial instruments and the accounting policies applied to those instruments. It also requires the disclosure of the nature and extent of an entity’s use of financial instruments, the business purposes they serve, the risks associated with them, and management’s policies for controlling those risks. HKAS 39 “Financial Instruments: Recognition and Measurement” establishes the principles for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items and the hedging requirements for financial instruments. The adoption of HKAS 39 on January 1, 2005 requires the Company to recognize the fair value of outstanding derivatives at December 31, 2004 as assets or liabilities on January 1, 2005. However, there will not be an impact on the Company’s retained profits nor reserve under the Scheme of Control.

HKAS 17

HKAS 17 “Leases” prescribe the appropriate accounting policies and disclosure for lessees and lessors to apply in relation to leases. The adoption of HKAS 17 will result in a change in accounting policy relating to leasehold land. Under HKAS 17, when the leasehold land has an indefinite economic life, the lease of land is normally classified as an operating lease unless title is expected to pass to the lessee by the end of the lease term. An entity that has previously applied SSAP 14 (revised 2000) “Leases” shall apply the amendments made by HKAS 17 retrospectively for all leases or, if SSAP 14 (revised 2000) was not applied retrospectively, for all leases entered into since it first applied that Standard. We are still in the process of assessing the impact of HKAS 17 on our financial position and results of operations.

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Q.	Recently Issued Accounting Standards (Continued)

HKFRS-Int 4

HKFRS-Int 4 “Determining whether an Arrangement contains a Lease” was issued in February 2005 to provide guidance for determining whether a transaction or a series of related transactions, that does not take the legal form of a lease but conveys a right to use an asset in return for a payment or series of payments are, or contain, leases that should be accounted for in accordance with HKAS 17 “Leases”. The interpretation addressed the issues on how to determine whether an arrangement is, or contains a lease as defined in HKAS 17, when the assessment or a reassessment should be made; and how the payments for the lease should be separated from payments for any other elements in the arrangement. The interpretation is effective for accounting periods beginning on or after January 1, 2006. We are still in the process of assessing the impact of HKFRS-Int 4 on our financial position and results of operations.

The Company will be continuing with the assessment of the impact of the new HKFRSs and other significant changes may be identified as a result.

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

2.	TURNOVER AND OTHER REVENUE

	2002	2003	2004
	HK$M	HK$M	HK$M

Turnover
Sale of Electricity - Local	24,793	24,437	25,290
- Export	977	1,240	1,371

	25,770	25,677	26,661
Other revenue
Dividend income from jointly controlled entities	1,401	1,444	1,558
Others	75	63	115

	1,476	1,507	1,673

	27,246	27,184	28,334

3.	FINANCE COSTS

	2002	2003	2004
	HK$M	HK$M	HK$M

Finance costs:
Interest on bank loans and overdrafts	31	31	10
Interest on other loans
- wholly repayable within five years	166	165	166
- not wholly repayable within five years	62	107	152
Interest on customers’ deposits and others	23	30	38
Finance charges	16	23	12
Exchange (gains) / losses	(1)	1	2

	297	357	380
Less: amount capitalized	(203)	(247)	(226)

	94	110	154

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

4.	PROFIT BEFORE TAXATION

	2002	2003	2004
	HK$M	HK$M	HK$M

Profit before taxation is stated after charging/(crediting):
Staff costs (A)
Salaries and other costs	903	953	1,005
Retirement benefit costs (Note 14)
- defined benefit plans	65	—	—
- defined contribution plans including MPF scheme	1	93	99
Depreciation
Land & Buildings	131	144	197
Plant, machinery and equipment	1,592	1,828	1,673

	1,723	1,972	1,870
Auditors’ remuneration	1	3	2
Net (gain) / loss on disposal of fixed assets	(237)	135	(9)
Net rental income	(23)	(21)	(46)

(A)	Staff costs include amounts recharged to jointly controlled entities for services provided.

5.	DIRECTORS’ REMUNERATION

	2002	2003	2004
	HK$M	HK$M	HK$M

Fees	1	1	1
Salaries, allowances and benefits in kind	23	24	24
Provident fund contributions and gratuity payment	3	2	3
Compensation for loss of office	10	—	2

	37	27	30

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

6.	TAXATION

	2002	2003	2004
	HK$M	HK$M	HK$M

Taxation in the profit and loss account represents:
Current taxation
On Scheme of Control profit	516	553	773
On Non-Scheme of Control profit	7	10	12

	523	563	785
Deferred taxation
On Scheme of Control profit (Note 18)	330	343	399

	853	906	1,184

Hong Kong profits tax has been provided at the rate of 17.5% (2002: 16% ; 2003: 17.5%) on the estimated assessable profit for the year.

The taxation on the Company’s profit before taxation differs from the theoretical amount that would arise using the Hong Kong profits tax rate as follows:

	2002	2003	2004
	HK$M	HK$M	HK$M

Profit before taxation	8,702	7,662	8,668

Calculated at a taxation rate of 17.5% (2002: 16% & 2003: 17.5%)	1,392	1,341	1,517
Income not subject to taxation	(276)	(254)	(310)
Expenses not deductible for taxation purposes	12	3	9
Rebates deductible for taxation purposes	(275)	(220)	(32)
Tax under-provided	—	36	—

Taxation charge	853	906	1,184

7.	TRANSFERS UNDER SCHEME OF CONTROL

		2002	2003	2004
		HK$M	HK$M	HK$M

To development fund	(A)	(1,420)	(572)	(219)
From special provision account	(B)	96	494	176
To rate reduction reserve	(C)	(319)	(287)	(253)

		(1,643)	(365)	(296)

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

7.	TRANSFERS UNDER SCHEME OF CONTROL (Continued)

(A)	Development fund

	2002	2003	2004
	HK$M	HK$M	HK$M

As at January 1	3,177	3,372	2,960
Transfer from profit and loss account	1,420	572	219
One-off rebate	(558)	(308)	8
Business relief rebate	(41)	(42)	(1)
Special rebates to customers	(626)	(634)	(15)

As at December 31	3,372	2,960	3,171

(B)	Special provision account

	2002	2003	2004
	HK$M	HK$M	HK$M

As at January 1	766	670	176
Charge for the year	(96)	(494)	(176)

As at December 31	670	176	—

The Company and its jointly controlled generating company, Castle Peak Power Company Limited, agreed with the Hong Kong Government in December 1999 to further defer construction of units 7 & 8 of the Black Point Power Station. It was also agreed that a total of HK$803 million be set aside from the development fund to a special provision account to which the deferral premium incurred will be charged. The deferral premium is a contractual obligation that corresponds to additional costs incurred by the vendors for delayed delivery of the two generating units. Under the arrangement, there is no permitted return to be earned on the deferral premium. During the year, HK$ 176 million (2002: HK$96 million; 2003: HK$494 million) of deferral premium was charged to the special provision account.

(C)	Rate reduction reserve

	2002	2003	2004
	HK$M	HK$M	HK$M

As at January 1	411	458	471
Transfer from profit and loss account	319	287	253
One-off rebate	(101)	(101)	2
Rebates to customers (a)	(171)	(173)	(177)

As at December 31	458	471	549

(a)	A rebate of HK¢0.6 per unit (2002 & 2003: HK¢0.6 per unit) were made to customers during the year.

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

8.	OTHER EARNINGS

	2002	2003	2004
	HK$M	HK$M	HK$M

Dividends from a jointly controlled entity	70	67	65
Capital gain from disposal of properties	316	—	214
Profit from export sale of electricity	58	73	88
Other Non-Scheme of Control profits / (losses)	5	(5)	(3)
(Loss) / gain on curtailment of the retirement benefit plan (Note 14)	(74)	6	—

	375	141	364

9.	DIVIDENDS

	2002	2003	2004
	HK$M	HK$M	HK$M

Ordinary - Interim dividends paid	5,117	2,987	3,294
- Proposed final dividend	1,089	2,200	3,500

	6,206	5,187	6,794

10.	EARNINGS PER SHARE

The prescribed figure for earnings per share is computed as follows:

	2002	2003	2004

Earnings for the year (HK$M)	6,206	6,391	7,188

Weighted average number of shares in issue (million shares)	2,488.32	2,488.32	2,488.32

Earnings per share (HK$)	2.49	2.57	2.89

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

11.	FIXED ASSETS

	Land	Buildings	Plant, Machinery and Equipment	Total
	HK$M	HK$M	HK$M	HK$M

Cost
As at January 1, 2003	2,143	5,497	44,074	51,714
Additions	100	909	4,116	5,125
Transfers and disposals	(30)	(32)	(433)	(495)

As at December 31, 2003	2,213	6,374	47,757	56,344
Additions	61	700	4,517	5,278
Transfers and disposals	—	(105)	(720)	(825)

As at December 31, 2004	2,274	6,969	51,554	60,797

Accumulated depreciation
As at January 1, 2003	—	1,307	14,128	15,435
Charge for the year	—	144	1,828	1,972
Transfers and disposals	—	(9)	(316)	(325)

As at December 31, 2003	—	1,442	15,640	17,082
Charge for the year	48	149	1,673	1,870
Transfers and disposals	—	(28)	(546)	(574)

As at December 31, 2004	48	1,563	16,767	18,378

Net book value
As at December 31, 2004	2,226	5,406	34,787	42,419

As at December 31, 2003	2,213	4,932	32,117	39,262

Included in fixed assets are equipment awaiting installation and plant under construction, the book values of which at December 31, 2004 are HK$328 million and HK$5,848 million respectively (2003: HK$335 million and HK$6,582 million respectively).

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

11.	FIXED ASSETS (Continued)

The tenure of the land is as follows:

	2003	2004
	HK$M	HK$M

Held in Hong Kong:
On long-term lease (over 50 years)	155	152
On medium-term lease (10-50 years)	2,056	2,072
On short-term lease (less than 10 years)	2	2

	2,213	2,226

12.	INVESTMENT IN A SUBSIDIARY

	2003	2004
	HK$M	HK$M

Unlisted share, at cost	—	—

Name	Issued Share Capital	Percentage of Issued Share Directly Held	Place of Incorporation and Kind of Legal Entity	Principal Activity

CLP Power Hong Kong Financing Limited	1 share of US$1 each	100%	British Virgin Islands/ Limited Liability Company	Act as the issuer of US$1,500,000,000 Medium Term Note Programme

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

13.	INVESTMENTS IN JOINTLY CONTROLLED ENTITIES

	2003	2004
	HK$M	HK$M

Castle Peak Power Company Limited (A)
Unlisted shares, at cost	20	20
Advances	5,690	6,037
Special loan	78	78

	5,788	6,135

Hong Kong Pumped Storage Development Company, Limited (B)
Unlisted shares, at cost	5	5
Advances	306	313

	311	318

	6,099	6,453

(A)	Castle Peak Power Company Limited (“CAPCO”) is 40% owned by the Company and 60% owned by ExxonMobil Energy Limited and is incorporated in Hong Kong. Its principal activity is the generation of electricity for the sole supply to the Company. While CAPCO owns the power generation assets, the Company builds and operates all CAPCO’s power stations and is the sole offtaker.

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

The Special Loan to CAPCO is unsecured, interest free and repayable in full on September 30, 2008.

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

13.	INVESTMENTS IN JOINTLY CONTROLLED ENTITIES (Continued)

In view of the significance of this investment, an extract of the accounts of Castle Peak Power Company Limited is set out as follows:

	2003	2004
	HK$M	HK$M

Results for the year
Turnover	10,523	11,025

Profit before taxation	4,278	4,420

Company’s share of profit before taxation for the year	1,716	1,773

Company’s share of profit after taxation for the year	1,417	1,459

Net assets as at year end
Fixed assets	27,449	27,467
Current assets	1,536	1,591
Current liabilities	(4,348)	(3,915)
Deferred taxation	(2,827)	(2,847)
Long term liabilities (other than amounts due to the shareholders)	(7,011)	(6,684)

	14,799	15,612

Company’s share of CAPCO’s net assets at year end
- cost of investment	20	20
- retained profits	195	161
- advances	5,768	6,115

	5,983	6,296

(B)	Hong Kong Pumped Storage Development Company, Limited is 49% owned by the Company and is incorporated in Hong Kong. This company has the right to use 50% of the capacity of Phase 1 of the Guangzhou Pumped Storage Power Station in Guangdong Province until 2034.

The advances to jointly controlled entities are unsecured, interest free and have no fixed terms of repayment.

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

14.	RETIREMENT BENEFITS

Upon business close on December 31, 2002, the remaining members in the defined benefit programmes under the CLP’s retirement funds were transferred to the defined contribution programmes under the same funds. At the same time, CLP obtained the relevant approvals in principle to enable the winding up of the defined benefit programmes. This represented a curtailment of the defined benefit programmes. Accordingly, all actuarial losses of HK$74 million arising in 2002 were recognized in the profit and loss account.

Beginning from January 1, 2003, after the curtailment of the defined benefit programmes, CLP’s two retirement funds in Hong Kong consisted of defined contribution programmes only. On June 25, 2003, CLP wound up the two retirement funds and established a new consolidated CLP Group Provident Fund Scheme (“GPFS”). All the members in the old retirement funds automatically become members of the GPFS. The required rate of contribution by members is comparable to the defined contribution programmes under the old retirement funds. The transfer is based on the principle that there is no change in benefits (past and future) for members. Pursuant to the Deeds of Termination dated April 30, 2003, the two old retirement funds were terminated on June 24, 2003. In accordance with their Trust Deeds, upon winding up of the retirement funds, the surplus assets after meeting the obligation to the members were returned to the CLP Group of companies. The surplus assets realized by the Company were HK$1,019 million, including a gain of HK$6 million (Note 8).

The new GPFS is a MPF exempted scheme under the Occupational Retirement Schemes Ordinance, and comprises a defined contribution scheme which provides benefits linked to contributions and investment returns made on the scheme.

Movement in the retirement benefit plan assets recognized in the balance sheet for 2003 is as follows:

2003
HK$M

As at January 1	1,013
Gain on curtailment of the programmes (Note 8)	6

1,019
Realization of surplus assets	(1,019)

As at December 31	—

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

14.	RETIREMENT BENEFITS (Continued)

The amounts for defined benefit programmes recognized in the profit and loss account for 2002 were as follows:

2002
HK$M

Current service cost	138
Interest cost	260
Expected return on plan assets	(288)

Total expenses before curtailment	110
Less: amount capitalized	(45)

Total, included in staff costs (Note 4)	65
Loss on curtailment of the programmes (Note 8)	74

Total costs	139

15.	DEBTORS AND PREPAYMENTS

Included in debtors and prepayments was a receivable of HK$223 million (2003: HK$223 million), representing the additional amount of deferred taxation recognized due to tax rate change from 16% to 17.5% in 2003.

16.	SHARE CAPITAL

	2003	2004
	HK$M	HK$M

Authorized:
3,900 million (2003: 3,900 million) shares of HK$5 each	19,500	19,500

Issued and fully paid:
2,488.32 million (2003: 2,488.32 million) shares of HK$5 each	12,442	12,442

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

17.	BANK LOANS AND OTHER BORROWINGS

	2003	2004
	HK$M	HK$M

Total facilities available
Bank overdrafts	479	481
Bank loans	4,492	4,991
U.S. Dollar Notes due 2006 (US$300 million)	2,340	2,340
Loan from subsidiary company due 2012 (US$300 million) (A)	2,340	2,340
Loan from subsidiary company due 2013 (HK$1,000 million) (A)	1,000	1,000
Loan from subsidiary company due 2014 (HK$1,000 million) (A)	—	1,000

	10,651	12,152

Utilized at December 31,
Bank loans	1,771	1,962
U.S. Dollar Notes due 2006 (US$300 million)	2,340	2,340
Loan from subsidiary company due 2012 (US$300 million) (A)	2,340	2,340
Loan from subsidiary company due 2013 (HK$1,000 million) (A)	1,000	1,000
Loan from subsidiary company due 2014 (HK$1,000 million) (A)	—	1,000

	7,451	8,642

Bank loans and other borrowings included in current liabilities
Short-term loans and borrowings	567	240
Long-term loans and borrowings repayable within one year	2	2

	569	242

Long-term loans and other borrowings, repayable
Within 2nd year	2	2,340
Within 3rd to 5th years	3,540	1,720
After 5 years	3,340	4,340

	6,882	8,400

	7,451	8,642

(A)	In 2002, the Company set up a US$1.5 billion Medium Term Note Programme (“the Programme”) through its wholly-owned subsidiary CLP Power Hong Kong Financing Limited (the subsidiary) to raise financing for the Company. Under an inter-company lending arrangement, the Company unconditionally and irrevocably guarantees all the obligations of the subsidiary. In return, all proceeds from any issuance of notes under the Programme are lent onward to the Company at the same interest rates and terms as those notes issued by the subsidiary, and the Company reimburses the subsidiary any related expenses incurred.

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

17.	BANK LOANS AND OTHER BORROWINGS (Continued)

The total borrowings of HK$8,642 million (2003: HK$7,451 million) mainly comprised of:

(i)	a fixed rate bank loan of HK$2 million (2003: HK$4 million) with interest rate at 5.42% (2003: 5.42%) per annum;

(ii)	U.S. Dollar Notes of HK$2,340 million (2003: HK$2,340 million) with a coupon rate of 7.5% (2003: 7.5%) per annum; this liability was fully swapped into Hong Kong Dollars, at an average fixed rate of 7.07% per annum;

(iii)	U.S. Dollar loan from subsidiary company of HK$2,340 million (2003: HK$2,340 million) with a coupon rate of 6.25% per annum; this liability was fully swapped into Hong Kong Dollars; with HK$1,000 million further swapped into 5-year fixed rate of 6.12% per annum and the balance is kept at floating rate;

(iv)	H.K. Dollar loans from subsidiary company of HK$2,000 million (2003: HK$1,000 million); at coupon rates ranging from 4.28% and 5.00% per annum (2003: 4.45% to 5.00% per annum); and

(v)	other floating rate loans of HK$1,960 million (2003: HK$1,767 million).

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

18.	DEFERRED TAXATION

Deferred taxation is calculated in full on temporary differences under the liability method using the taxation rate enacted at the balance sheet date of 17.5% (2003: 17.5%). The deferred taxation charge for the year was attributable to accelerated taxation depreciation.

The movement on the deferred tax liabilities account is as follows:

	2003	2004
	HK$M	HK$M

As at January 1 (A)	3,606	4,287
Effect of change in tax rate (B)	338	—
Charged to profit and loss account (Note 6)	343	399

As at December 31	4,287	4,686

(A)	Prior to 2003, the Company recognized deferred taxation arising from timing differences attributable to accelerated depreciation at the profits tax rate in force in the year in which the differences arose. Statement of Standard Accounting Practice (SSAP) No. 12 (Revised) “Income Taxes” requires the provision of deferred taxation on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the accounts using the profits tax rate enacted, or substantively enacted, at the balance sheet date. On adoption of SSAP No. 12 (Revised) in 2003, the deferred tax liabilities at January 1, 2003 was restated and resulted in a decrease of HK$115 million to account for the over-provision of deferred taxation due to tax rates changes in prior periods with a corresponding adjustment made to creditors.

(B)	As a result of the increase in the profits tax rate from 16% to 17.5% in 2003, additional deferred taxation of HK$338 million was recognized. The Company believes that such amount will be recoverable from the Scheme Of Control and as a consequence, a net receivable of HK$223 million has been recognized (Note 15).

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

19.	NOTES TO THE CASH FLOW STATEMENT

Reconciliation of profit before taxation to net cash inflow from operations:

	2002	2003	2004
	HK$M	HK$M	HK$M

Profit before taxation	8,702	7,662	8,668
Finance costs	90	101	146
Depreciation	1,723	1,972	1,870
Net (gain) / loss on disposal of fixed assets	(237)	135	(9)
Loss / (Gain) on curtailment/realization of retirement plan assets	74	(6)	—
Dividend income from jointly controlled entities	(1,401)	(1,444)	(1,558)
Exchange (gain) / loss	(3)	4	3
Increase in customers’ deposits	234	194	241
Increase / (Decrease) in fuel clause account	258	894	(152)
One-off rebates	(439)	(1,368)	(479)
Rebates to customers under Scheme of Control	(171)	(173)	(177)
Business relief rebate	(41)	(42)	(1)
Special rebates	(626)	(634)	(15)

Operating profit before working capital changes	8,163	7,295	8,537
Increase in stores	(1)	(5)	—
(Increase) / Decrease in debtors and prepayments	(31)	13	(132)
Increase in retirement benefit plan assets	(23)	—	—
(Decrease) / Increase in creditors	(39)	74	54
(Increase) / Decrease in current account with ultimate holding company	(16)	1	(12)
Increase / (Decrease) in current accounts with fellow subsidiaries	251	(184)	54
Increase in current accounts with jointly controlled entities	24	49	22

Net cash inflow from operations	8,328	7,243	8,523

20.	OFF BALANCE SHEET FINANCIAL INSTRUMENTS

Forward foreign exchange contracts, currency swaps and interest rate swaps are utilized, when suitable opportunities arise, to hedge the Company’s foreign currency and interest rate exposure on loan interest/repayments, fuel-related payments and other projected expenditures. As at December 31, 2004 the Company had outstanding forward foreign exchange contracts, currency swaps and interest rate swaps amounting to HK$47,907 million (December 31, 2003: HK$50,432 million).

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

21.	CAPITAL COMMITMENTS

Capital expenditure authorized but not brought into the accounts as at December 31, 2004 is as follows:

	2003	2004
	HK$M	HK$M

Contracted but not provided for	2,674	1,966
Authorized but not contracted for	8,599	9,163

	11,273	11,129

22.	RELATED PARTY TRANSACTIONS

The following is a summary of significant related party transactions between the Company and related parties, which were carried out in the normal course of business during the year ended December 31, 2004:

	Note	2002	2003	2004
		HK$M	HK$M	HK$M

Purchase of electricity from a jointly controlled entity	(A)	10,191	10,431	10,923
Cost reimbursed from a jointly controlled entity	(B)	970	1,025	1,071
Purchase of electricity from a fellow subsidiary	(C)	4,976	5,134	4,763
Purchase of pumped storage service from a jointly controlled entity	(D)	419	308	369
Capital works rendered by a fellow subsidiary	(E)	290	342	282

(A)	Under the Electricity Supply Contract between the Company and CAPCO, the Company is obligated to purchase all of CAPCO’s generating capacity. The Electricity Supply Contract provides that the price paid by the Company to CAPCO is sufficient to cover all of CAPCO’s operating expenses, including fuel cost, depreciation, interest expenses and current and deferred taxes, as well as CAPCO’s share of the return permitted under the Scheme of Control.

(B)	In accordance with the CAPCO Operating Service Agreement between the Company and CAPCO, the Company is responsible to CAPCO for the efficient and proper construction, commissioning, operation and maintenance of the electricity generating facilities of CAPCO. In return, CAPCO reimburses the Company for all costs incurred in performance of the agreement. The portion of the amount recharged by CLP Power which is accounted for as operating expenses by CAPCO is covered under the Electricity Supply Contract in (A) above.

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

22.	RELATED PARTY TRANSACTIONS (Continued)

(C)	Under the offtake and resale contracts, the Company is obligated to purchase from the fellow subsidiary, Hong Kong Nuclear Investment Company Limited, (i) 25% equity share of the output from Guangdong Daya Bay Nuclear Power Station (GNPS) and (ii) an additional 45% of GNPS’s output from Guangdong Nuclear Investment Company, Limited (GNIC). The price paid by the Company for electricity generated by GNPS throughout the terms of the power purchase agreements is determined by a formula based on GNPS’s operating costs and a calculation of profits by reference to shareholders’ funds and the capacity factor for that year.

(D)	Under a capacity purchase contract, Hong Kong Pumped Storage Development Co., Ltd (PSDC) has the right to use 50% of the 1,200MW capacity of Phase 1 of the Guangzhou Pumped Storage Power Station. The Company has entered into a contract with PSDC to make use of this capacity. The price paid by the Company to PSDC is sufficient to cover all of PSDC’s operating expenses and net return. PSDC’s net return is based on a percentage of its net fixed assets in a manner analogous to the Scheme of Control.

(E)	The Company has entered into a number of capital work contracts with the fellow subsidiary, CLP Engineering Limited, to develop and construct the Company’s transmission and distribution facilities. The prices of the contracts are determined with reference to the prevailing market prices.

23.	PRINCIPAL ACTIVITY

The principal activity of the Company continues to be the generation and supply of electricity.

24.	ULTIMATE HOLDING COMPANY

The ultimate holding company of the Company is CLP Holdings Limited, a company incorporated in Hong Kong and listed on The Stock Exchange of Hong Kong.

25.	APPROVAL OF ACCOUNTS

The accounts were approved by the Board of Directors on February 24, 2005.

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

26	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

Depreciation of Leasehold Land

Prior to January 1, 2004, the Scheme of Control provides that leasehold land should be capitalized at unamortized cost. Under U.S. GAAP, such assts have always been amortized over the term of the lease. Commencing from January 1, 2004, the Company amortizes leasehold land over the unexpired term of the lease in accordance with the revision made in the 2003 Scheme of Control interim review. Following this, the treatment under Hong Kong GAAP is consistent with that under U.S. GAAP. Accordingly, the amount of HK$442 million previously debited to shareholders’ equity under U.S. GAAP was reversed in the profit and loss account in 2004.

Consolidation of Subsidiary undertaking

The Company does not prepare consolidated accounts as permitted by an exemption available under accounting principles generally accepted in Hong Kong for a company that is a wholly-owned subsidiary of another company at the end of its fiscal year. Under U.S. GAAP there is no such exemption from the preparation of consolidated accounts. The Company’s only subsidiary under Hong Kong GAAP was established in 2002 to raise financing for the Company. Since all proceeds from any issuance of notes by the subsidiary company were lent onward to the Company at the same interest rates and terms as those under the notes issued by the subsidiary, and the Company reimbursed all related expenses incurred by the subsidiary, this difference had no impact on consolidated net income, assets, liabilities or shareholders’ equity for the year ended December 31, 2003 and 2004.

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

26.	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Accounting for Jointly Controlled Entities

Under Hong Kong GAAP, in the Company’s accounts for the years ended December 31, 2002, 2003 and 2004, the operating results of jointly controlled entities are recognized on the basis of dividends received and receivable. Application of U.S. GAAP would require equity accounting for these entities. In 2004, equity accounting was applied for PSDC, while CAPCO was consolidated as VIE under FIN46R.

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

Under U.S. SFAS No. 133, the Company is required to recognize all qualifying derivatives on the balance sheet at fair value. Certain derivative transactions, while providing effective economic hedges, do not qualify for hedge accounting under SFAS No. 133. For these derivatives, changes in fair values are recognized in the profit and loss account. Changes in the fair value of derivatives that are designated and qualified as fair value hedges are recorded in the profit and loss account to offset changes in the fair value of the hedged assets or liabilities. Changes in the fair value of derivatives that are designated and qualified as cash flow hedges are recognized in other comprehensive income (loss) until the hedged items are recognized in earnings, at which point the cumulative gain (loss) previously recorded in other comprehensive income (loss) is transferred to the profit and loss account.

As at December 31, 2004 the application of SFAS No.133 resulted in the fair value of derivative contracts amounting to a liability of HK$1,119 million (2003: HK$134 million), with corresponding adjustments to (i) increase a hedged liability by HK$249 million (2003: HK$301 million), (ii) decrease the amount accrued to customers in accordance with the Scheme of Control by HK$1,368 million (2003: HK$340 million), and with (iii) nil impact on retained earnings and other comprehensive income (2003: decrease in retained earnings and other comprehensive income including transitional adjustment by HK$60 million and HK$35 million respectively). In 2004, with the consolidation of CAPCO, the additional impact to fair value of derivatives contracts was HK$253 million, with the corresponding adjustment to the amount accrued to customers.

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

26.	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Variable Interest Entities

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

As a Foreign Private Issuer the Company has to apply the provisions of FIN 46R to those entities considered “special-purpose entities” or SPEs on January 1, 2004, and to other entities no later than December 31, 2004. The Company carried out assessment on our interest in CAPCO under the provisions of FIN 46R and determined that CAPCO is considered a VIE and the Company is the primary beneficiary. Audited Hong Kong GAAP financial statements of CAPCO can be found on page F-42 to F-58. Our relationship with CAPCO is more fully described in Note 13 and Note 22.

The U.S. GAAP consolidated financial statements have included CAPCO in 2004 in accordance with the provisions under FIN 46R. There was no impact on net income on consolidation of CAPCO under U.S. GAAP as CAPCO had previously been accounted for under the equity method. The income statement and balance sheet of the Company under Hong Kong GAAP and those prepared under U.S. GAAP, including the consolidation of CAPCO and other U.S. GAAP adjustments shown on F-35 to F-37 in 2004 are presented below:

	Hong Kong GAAP 2004	U.S. GAAP 2004	U.S. GAAP 2004
	HK$M	HK$M	US$M

Turnover and other revenue	28,334	26,776	3,445
Operating expenses	(19,512)	(13,804)	(1,776)

Operating profit	8,822	12,972	1,669
Net finance costs	(154)	(419)	(54)
Share of profit from jointly controlled entities	—	76	10

Profit before taxation	8,668	12,629	1,625
Taxation	(1,184)	(1,989)	(256)
Transfers under Scheme of Control	(296)	(296)	(38)

	7,188	10,344	1,331
Earnings attributable to non-controlling interest	—	(2,491)	(321)

Net earnings	7,188	7,853	1,010

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

26.	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENEARLLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Variable Interest Entities (Continued)

	Hong Kong GAAP 2004	U.S. GAAP 2004	U.S. GAAP 2004
	HK$M	HK$M	US$M

Fixed assets	42,419	68,948	8,871
Other assets	2,069	5,620	723
Investment in jointly controlled entities	6,453	324	42

Total assets	50,941	74,892	9,636

Current liabilities	7,573	10,890	1,401
Term loans (deferred portion)	8,400	15,333	1,973
Deferred taxation	4,686	7,533	969
Other long-term liabilities	3,720	5,091	655
Non-controlling interest	—	9,316	1,199
Shareholders’ equity	26,562	26,729	3,439

Total liabilities and shareholders’ equity	50,941	74,892	9,636

Net Income and Shareholders’ Equity

The estimated effect of the significant adjustments to net income and shareholders’ equity in accordance with U.S. GAAP is summarized below:

	2002	2003	2004	2004
	HK$M	HK$M	HK$M	US$M

Profit for the year in accordance with Hong Kong GAAP*	6,206	6,391	7,188	925
Adjustments required under U.S. GAAP
Difference in periodic pension costs and curtailment gain	209	—	—	—
Gain/(loss) on change in fair value of derivatives	(115)	33	60	8
Tax effect of the above adjustments	153	(5)	(10)	(1)
Depreciation of leasehold land	(28)	(33)	442	56
Deferred tax accounting	—	(137)	—	—
Difference in accounting for net income from jointly controlled entities	(102)	(77)	173	22
Net impact of consolidation of CAPCO	—	—	—	—

Net income for the year in accordance with U.S. GAAP	6,323	6,172	7,853	1,010

*	as appropriately modified to comply with Scheme of Control agreement

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

26.	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENEARLLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Net Income and Shareholders’ Equity (Continued)

	2003	2004	2004
	HK$M	HK$M	US$M

Shareholders’ equity in accordance with Hong Kong GAAP*	24,868	26,562	3,417
Adjustments required under U.S. GAAP:
Loss on change in fair value of derivatives accruing to customers	(290)	(1,372)	(177)
Loss on change in fair value of hedged liabilities accruing to customers	(50)	(249)	(32)
Amount accrued to customers	340	1,621	209
Gain on change in fair value of derivatives	191	—	—
Loss on change in fair value of hedged liabilities	(251)	—	—
Tax effect of the above adjustment	10	—	—
Accumulated depreciation of leasehold land	(442)	(938)	(121)
Amount accrued to customers	—	938	121
Difference in accounting for share of retained profits in jointly controlled entities	(6)	167	22
Transitional adjustment to other comprehensive loss on implementation of SFAS No. 133, net of tax of nil	(2)	—	—
Net change in fair value of derivatives in other comprehensive loss, net of tax (2004 : nil, 2003 HK$6 million)	(27)	—	—
Share of net change in fair value of derivatives recognized under other comprehensive loss in jointly controlled entities, net of tax	(44)	—	—
Net impact of consolidation of CAPCO	—	—	—

Shareholders’ equity in accordance with U.S. GAAP	24,297	26,729	3,439

*	as appropriately modified to comply with Scheme of Control agreement

CLP POWER HONG KONG LIMITED

NOTES TO THE FINANCIAL STATEMENTS

26.	SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENEARLLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Cash Flow Statement

Under Hong Kong GAAP, bank overdrafts are included as a component of cash and cash equivalents if it forms an integral part of the Company’s cash management, whereas under U.S. GAAP bank overdrafts are classified as financing activities. The U.S. GAAP cash flow for 2004 included CAPCO as a consolidated VIE under FIN 46R. The U.S. GAAP cash flow for 2002 and 2003 had included CAPCO as jointly controlled entity accounted for under the equity method. The cash flow data by operating, investing and financing activities in accordance with U.S. GAAP are summarized below:

	2002	2003	2004	2004
	HK$M	HK$M	HK$M	US$M

Net cash provided/(used) by:
Operating activities	9,166	8,064	13,068	1,681
Investing activities	(5,399)	(4,684)	(6,882)	(885)
Financing activities	(3,773)	(3,368)	(6,168)	(794)

(Decrease)/increase in cash and cash equivalents	(6)	12	18	2
Cash and cash equivalents at beginning of year	17	11	23	3

Cash and cash equivalents at end of year	11	23	41	5

CLP POWER HONG KONG LIMITED

SCHEME OF CONTROL STATEMENTS

(CLP Power Hong Kong Limited and Castle Peak Power Company Limited)

Overview

In Hong Kong, the Company (“CLP Power”) operates a vertically integrated electricity generation, transmission and distribution business. The generating plants in Hong Kong are owned by Castle Peak Power Company Limited (“CAPCO”), which is 40% owned by CLP Power and 60% owned by ExxonMobil Energy Limited. CLP Power builds and operates CAPCO’s power stations under contract and is the sole customer for CAPCO’s electricity which CLP Power transmits and distributes to its customers in Kowloon and the New Territories. CLP Power owns the transmission and distribution network.

Since financial year 1964, the electricity-related operations of CLP Power and CAPCO (“the Companies”) have been governed by a Scheme of Control Agreement (“SOC”) with the Hong Kong Government. The SOC specifies the Companies’ obligations to supply adequate and reliable electricity supplies to customers at the lowest reasonable cost and the mechanism for Hong Kong Government to monitor their financial affairs and operating performance. In return, CLP Power is allowed to charge tariffs designed to recover the operating costs (including tax) and allowed net return of the Companies. The current agreement, which took effect from October 1, 1993, covers the period to September 30, 2008.

Permitted	and Net Return

The permitted and net return that the Companies are allowed under the SOC are calculated as follows:

•	The annual permitted return is 13.5% of the Companies’ average net fixed assets relating to the electricity business in Hong Kong; plus a further 1.5% on the average net fixed assets financed by shareholders’ investments and acquired after September 30, 1978.

•	Any difference between the permitted return and the profit for SOC operations is transferred to or from a development fund. The development fund does not form part of distributable shareholders’ funds and is, in effect, a liability owing to customers carried in CLP Power’s books.

•	Four charges are deducted from the permitted return. First, shareholders of the Companies pay interest up to a maximum of 8% per annum on borrowed capital arranged for financing fixed assets. Second, shareholders of CLP Power pay a charge of 8% per annum on the sum of the average balances of the development fund and special provision account. This charge is credited to a rate reduction reserve in CLP Power’s books and is applied as rebates to customers. By a Supplemental Agreement which took effect from October 1, 1998, two more charges have been introduced. Third, shareholders of the Companies pay an excess capacity adjustment of 13.5% on the average excess capacity expenditure less an allowed interest charge up to 8% per annum on the average excess capacity expenditure. This excess capacity adjustment will only apply to additional generating unit installed after the Companies’ Black Point Units 7 and 8 are commissioned. Fourth, shareholders of CLP Power pay interest up to 8% per annum on the increase in average balance of the customers’ deposits in excess of the balance as at September 30, 1998.

•	The net return is the permitted return less the deductions. The rate of return on average net fixed assets of the Companies for the year ended December 31, 2004 was 13.05% (2003: 12.87%).

CLP POWER HONG KONG LIMITED

SCHEME OF CONTROL STATEMENTS

(CLP Power Hong Kong Limited and Castle Peak Power Company Limited)

The net return is divided between the Companies in accordance with the provisions of the agreements between the Companies and ExxonMobil International Holdings Inc. These provisions state that each company will receive that proportion of the total net return represented by the net return that company would receive if it were the only company under the SOC and the net return were calculated solely on the basis of its own accounts. In year 2004, 60% (2003: 59%) of the net return was allocated to CLP Power and 40% (2003: 41%) to CAPCO. If the actual profit for the SOC, when added to the amount available for transfer from the development fund is less than the permitted return, the share of any such deficit to be borne by CAPCO is limited to 20%.

The calculations shown on page F-40 are in accordance with the SOC and the agreements between the Companies.

CLP POWER HONG KONG LIMITED

SCHEME OF CONTROL STATEMENTS

	Year ended December 31,
	2002	2003	2004	2004
	HK$M	HK$M	HK$M	US$M

SCHEME OF CONTROL REVENUE	25,844	25,739	26,773	3,445

EXPENSES
Operating costs	2,752	2,817	3,166	407
Fuel	3,268	2,901	3,482	448
Purchases of nuclear electricity	4,976	5,134	4,763	613
Depreciation	3,164	3,439	3,452	444
Deferral premium	96	494	176	23
Operating interest	617	459	415	54
Taxation	1,478	1,652	1,967	253

	16,351	16,896	17,421	2,242

PROFIT AFTER TAXATION	9,493	8,843	9,352	1,203
Interest on increase in customers’ deposits	1	—	—	—
Interest on long-term financing	818	679	679	87
Adjustments required under the SoC (including share of profit on sale of electricity to the Chinese mainland attributable to the Companies)	(5)	367	35	5

PROFIT FOR SCHEME OF CONTROL	10,307	9,889	10,066	1,295
Transfer to Development Fund	(1,420)	(572)	(219)	(28)

PERMITTED RETURN	8,887	9,317	9,847	1,267

DEDUCT INTEREST
On increase in customers’ deposits	1	—	—	—
On long-term financing as above	818	679	679	87
On Development Fund and special provision account transferred to rate reduction reserve	319	287	253	33

	1,138	966	932	120

NET RETURN	7,749	8,351	8,915	1,147

Divisible as follows:
CLP Power	4,517	4,895	5,363	690
CAPCO	3,232	3,456	3,552	457

	7,749	8,351	8,915	1,147

CLP POWER’S SHARE OF NET RETURN
CLP Power	4,517	4,895	5,363	690
Interest in CAPCO	1,297	1,386	1,425	183

	5,814	6,281	6,788	873

REPORT	OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of

Castle Peak Power Company Limited

We have audited the accompanying balance sheets of Castle Peak Power Company Limited as of December 31, 2003 and 2004, and the related profit and loss accounts, statements of changes in equity and cash flow statements for the years ended December 31, 2002, 2003 and 2004 which, as described in Note 2, have been prepared on the basis of accounting principles generally accepted in Hong Kong. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Castle Peak Power Company Limited at December 31, 2003 and 2004, and the results of its operations and cash flows for the years ended December 31, 2002, 2003 and 2004 in conformity with accounting principles generally accepted in Hong Kong.

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers
Certified Public Accountants

Hong Kong
June 3, 2005

CASTLE PEAK POWER COMPANY LIMITED

PROFIT AND LOSS ACCOUNTS

		Year ended December 31,
	Note	2002	2003	2004	2004
		HK$M	HK$M	HK$M	US$M

TURNOVER	3	10,262	10,523	11,025	1,418

Expenses
Fuel		3,268	2,899	3,480	448
Operating costs		651	660	763	98
Depreciation		1,442	1,468	1,583	204
Deferral Premium	4	96	494	175	22
Staff costs		329	339	339	43

		5,786	5,860	6,340	815

Operating profit	5	4,476	4,663	4,685	603
Finance costs	6	(559)	(385)	(265)	(34)

Profit before taxation		3,917	4,278	4,420	569
Taxation	7	625	746	783	101

EARNINGS FOR THE YEAR		3,292	3,532	3,637	468

DIVIDENDS	8	3,292	3,532	3,637	468

The accompanying notes are an integral part of the financial statements.

CASTLE PEAK POWER COMPANY LIMITED

BALANCE SHEETS

		As of December 31,
	Note	2003	2004	2004
		HK$M	HK$M	US$M

CAPITAL EMPLOYED
Fixed assets	9	27,449	27,467	3,534

Current assets
Fuel and stores		441	571	73
Sundry debtors and prepayments	10	119	106	14
Current account with
CLP Power Hong Kong Limited	11	976	914	118

		1,536	1,591	205

Current liabilities
Bank loans and other borrowings	12(a)	(2,759)	(2,901)	(373)
Creditors		(1,423)	(775)	(100)
Taxation payable		(166)	(239)	(31)

		(4,348)	(3,915)	(504)

Net current liabilities		(2,812)	(2,324)	(299)

Total assets less current liabilities		24,637	25,143	3,235

REPRESENTED BY
Share capital	13	50	50	6
Retained earnings		—	—	—
Proposed dividend		478	391	51

Shareholders’ funds		528	441	57

Advances from shareholders	14	14,271	15,171	1,952
Long-term loans and other borrowings	12(b)	7,011	6,684	860
Deferred taxation	15	2,827	2,847	366

		24,109	24,702	3,178

		24,637	25,143	3,235

The accompanying notes are an integral part of the financial statements.

CASTLE PEAK POWER COMPANY LIMITED

STATEMENTS OF CHANGES IN EQUITY

	Share Capital	Retained Profit	Total	Total
	HK$M	HK$M	HK$M	US$M

Balance at January 1, 2002	50	404	454
Earnings for the year	—	3,292	3,292
Dividends declared for the year
2001 final	—	(404)	(404)
2002 interims	—	(2,914)	(2,914)

Balance at December 31, 2002	50	378 (1)	428

Balance at January 1, 2003	50	378	428
Earnings for the year	—	3,532	3,532
Dividends declared for the year
2002 final	—	(378)	(378)
2003 interims	—	(3,054)	(3,054)

Balance at December 31, 2003	50	478 (2)	528

Balance at January 1, 2004	50	478	528	68
Earnings for the year	—	3,637	3,637	468
Dividends declared for the year
2003 final	—	(478)	(478)	(62)
2004 interims	—	(3,246)	(3,246)	(417)

Balance at December 31, 2004	50	391 (3)	441	57

Note

(1)	The proposed final dividend at December 31, 2002 is HK$378million.

(2)	The proposed final dividend at December 31, 2003 is HK$478million.

(3)	The proposed final dividend at December 31, 2004 is HK$391million.

The accompanying notes are an integral part of the financial statements.

CASTLE PEAK POWER COMPANY LIMITED

CASH FLOW STATEMENTS

		Year ended December 31,
	Note	2002	2003	2004	2004
		HK$M	HK$M	HK$M	US$M

OPERATING ACTIVITIES
Cash generated from operations	16	6,025	6,077	6,193	797
Interest paid		(685)	(556)	(411)	(53)
Hong Kong profits tax paid		(681)	(694)	(690)	(89)

NET CASH INFLOW FROM OPERATING ACTIVITIES		4,659	4,827	5,092	655

INVESTING ACTIVITIES
Capital expenditure		(777)	(1,513)	(2,075)	(267)
Proceeds from disposal of fixed assets		10	27	1	—

NET CASH OUTFLOW FROM INVESTING ACTIVITIES		(767)	(1,486)	(2,074)	(267)

NET CASH INFLOW BEFORE FINANCING ACTIVITIES		3,892	3,341	3,018	388

FINANCING ACTIVITIES
Net drawdown of shareholders’ advances		1,459	2,129	895	115
Net repayment of bank loans and other borrowings		(2,033)	(2,038)	(190)	(24)
Dividends paid		(3,318)	(3,432)	(3,723)	(479)

NET CASH OUTFLOW FROM FINANCING ACTIVITIES		(3,892)	(3,341)	(3,018)	(388)

Movement in cash and cash equivalents		—	—	—	—
Cash and cash equivalents at beginning of the year		—	—	—	—

CASH AND CASH EQUIVALENTS AT END OF YEAR		—	—	—	—

Analysis of cash and cash equivalents
Bank balances		—	—	—	—

The accompanying notes are an integral part of the financial statements.

CASTLE PEAK POWER COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

1.	BASIS OF PREPARATION OF ACCOUNTS

The accounts have been prepared under the historical cost convention, in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants.

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

The main features of the Scheme of Control are as follows:-

(i)	The Scheme is to be applicable to the electricity-related activities of the Companies excluding those associated with export sales of electricity in accordance with the separate arrangement between the Companies and the Government of the HKSAR.

(ii)	CAPCO is to construct and operate generating facilities and sell power exclusively to CLP Power.

(iii)	The annual permitted return is to be the sum of:

•	13.5% of the average net fixed assets of the Companies, and

•	a further 1.5% on any average net fixed assets financed by shareholders’ investments and acquired after September 30, 1978, as defined in the Scheme.

(iv)	Any difference between the permitted return and the profit for Scheme of Control is to be transferred to or from a development fund. The balance of the development fund represents a liability in the accounts of CLP Power.

CASTLE PEAK POWER COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

A.	Scheme of Control (Continued)

(v)	The following are to be deducted from the permitted return:

•	a charge of 8% per annum on the sum of the average balances of the development fund and special provision account, such charge to be credited to a rate reduction reserve in the accounts of CLP Power to be applied as rebates to customers;

•	interest payable, up to a maximum of 8% per annum, on borrowed capital for financing of fixed assets;

•	an excess capacity adjustment which will only apply to additional generating unit installed after the Companies’ Black Point Units 7 and 8 are commissioned; and

•	interest on the increase in deposits from CLP Power’s customers, which represents the average of opening and closing balances of customers’ deposits for any year in excess of the balance as at September 30, 1998 up to a rate of 8% per annum.

(vi)	The net return, being the permitted return less the deductions, is to be divided in accordance with the provisions of the agreements between the Companies and ExxonMobil International Holdings Inc. (where the Scheme profit, when added to the amount available for transfer from the development fund, is less than the permitted return, the share of any such deficit to be borne by the Company is to be limited to 20%).

(vii)	The records of the development fund, the special provision account, the rate reduction reserve and customers’ deposits are to be maintained in the accounts of CLP Power.

B.	Non Scheme of Control activities

Commencing October 1, 1991 the Company is entitled to 60% of the profit allowed to the Companies that derive from the sale of electricity by CLP Power to customers located in the Chinese mainland, in accordance with the arrangement agreed between the Companies and the Government of the HKSAR.

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

Depreciation of fixed assets is based on the rates authorized under the Scheme of Control, which reflect the pattern in which the assets’ economic benefits are consumed. During the 2003 Scheme of Control interim review, the economic lives of certain fixed assets were reviewed and agreement was reached with the Government of the HKSAR to extend the useful lives of the following fixed assets with effect from January 1, 2004 :

	Original Life	Revised Life

Buildings	33 years	35 years
Cable tunnels	33 years	100 years
Switchgear and transformers	25 years	35 years
Meters	10 years	15 years
Leasehold land	not depreciable	unexpired terms of the leases

(i)	In respect of the fixed assets commissioned before January 1, 2004, the net book value as at December 31, 2003 of each individual asset is being written off uniformly over its remaining revised useful life as set out in (iii) below. The net increase in depreciation charge as a result of such changes for the year ended December 31, 2004 was HK$24 million.

(ii)	Fixed assets acquired on or after January 1, 2004 are depreciated on a straight-line basis over their useful lives as set out in (iii) below commencing from the date of commissioning.

CASTLE PEAK POWER COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

E.	Fixed assets and depreciation (Continued)

(iii)	Useful lives of fixed assets
	Leasehold land	unexpired terms of the leases
	Buildings	35 years
	Switchgear and transformers	35 years
	Generating plant	25 years
	Meters	15 years
	System control equipment, furniture, tools, communication and office equipment	10 years
	Computers and office automation equipment other than those forming part of the generating plant	5 years
	Motor vehicles	5 years

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

J.	Translation of 2004 Financial Statements to United States Dollars (“US Dollars”)

The financial statements are expressed in Hong Kong Dollars (“HK Dollars”). Solely for the convenience of the reader, the 2004 financial statements have been translated into US Dollars at the specified rate below. These translations should not be construed as representations that the HK Dollars amounts actually represent such US Dollars amounts or could be converted into US Dollars at the rate indicated. The translation of HK Dollars into US Dollars has been made at the rate of HK$7.7723 to US$1.00, which was the noon buying rate in New York City for cable transfers in HK Dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2004.

3.	TURNOVER

Turnover comprises:

	2002	2003	2004
	HK$M	HK$M	HK$M

Sale of electricity to CLP Power	10,191	10,431	10,923
Share of profit on the sale of electricity by CLP
Power to customers in the Chinese mainland	71	92	102

	10,262	10,523	11,025

4.	DEFERRAL PREMIUM

Deferral Premium was a contractual obligation that corresponded to additional costs incurred by the vendors for deferred delivery of the two generator units (units 7 and 8) in Black Point Power Station.

CASTLE PEAK POWER COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

5.	OPERATING PROFIT

	2002	2003	2004
	HK$M	HK$M	HK$M

Operating profit is stated after charging the following:
Depreciation
Leasehold land	—	—	63
Buildings	261	263	239
Generation and other equipment	1,181	1,205	1,281

	1,442	1,468	1,583
Loss on disposal of fixed assets	83	40	81
Directors’ remuneration
- fees	1	1	1
- other emoluments	—	—	—
Auditors’ remuneration	1	1	1

6.	FINANCE COSTS

	2002	2003	2004
	HK$M	HK$M	HK$M

Interest on bank loans and overdrafts	502	368	394
Interest on other loans	142	74	16
Interest on short-term bank loans for fuel stock financing	5	4	2

	649	446	412
Finance charges	20	16	2
Exchange loss/(gain)	17	21	(7)
Less: Amount Capitalized	(122)	(94)	(140)
Fuel stock interest included in fuel expenses	(5)	(4)	(2)

	559	385	265

CASTLE PEAK POWER COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

7.	TAXATION

	2002	2003	2004
	HK$M	HK$M	HK$M

Taxation in the profit and loss account represents:
Current taxation
Hong Kong profits tax	650	700	763
Deferred taxation (Note 15)
(Write back)/Provision for the year	(25)	46	20

	625	746	783

The taxation on the Company’s profit before taxation differs from the theoretical amount that would arise using the Hong Kong profits tax rate as follows:

	2002	2003	2004
	HK$M	HK$M	HK$M

Profit before taxation	3,917	4,278	4,420

Calculated at a taxation rate of 17.5% (2002: 16%; 2003: 17.5%)	626	749	773
Expenses not deductible for taxation purposes	(1)	(3)	10

	625	746	783

8.	DIVIDENDS

	2002	2003	2004
	HK$M	HK$M	HK$M

Interim dividends paid	2,914	3,054	3,246
Proposed final dividend	378	478	391

	3,292	3,532	3,637

CASTLE PEAK POWER COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

9.	FIXED ASSETS

	Medium term leasehold land in Hong Kong	Buildings	Generation equipment	Other equipment and vehicles	Equipment awaiting installation	Total
	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M

Cost
As at January 1, 2003	2,749	9,468	29,571	262	1,196	43,246
Additions	—	121	1,937	44	46	2,148
Transfers and disposals	—	(20)	(180)	(6)	(3)	(209)

As at December 31, 2003	2,749	9,569	31,328	300	1,239	45,185
Additions	—	78	1,473	25	107	1,683
Transfers and disposals	—	(30)	(244)	(26)	—	(300)

As at December 31, 2004	2,749	9,617	32,557	299	1,346	46,568
Accumulated depreciation
As at January 1, 2003	—	3,615	12,472	185	138	16,410
Charge for the year	—	264	1,115	16	73	1,468
Transfers and disposals	—	(11)	(125)	(5)	(1)	(142)

As at December 31, 2003	—	3,868	13,462	196	210	17,736
Charge for the year	63	239	1,184	19	78	1,583
Transfers and disposals	—	(9)	(184)	(25)	—	(218)

As at December 31, 2004	63	4,098	14,462	190	288	19,101
Net book value
As at December 31, 2004	2,686	5,519	18,095	109	1,058	27,467

As at December 31, 2003	2,749	5,701	17,866	104	1,029	27,449

Included in fixed assets is plant under construction, the net book value of which at December 31, 2004 is HK$4,937 million (2003: HK$4,480 million).

CASTLE PEAK POWER COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

10.	SUNDRY DEBTORS AND PREPAYMENTS

Included in sundry debtors and prepayments was a receivable of HK$75 million, (2003:HK$75 million), representing the additional amount of deferred taxation recognized due to temporary differences and tax rate changes from 16% to 17.5% in 2003.

11.	CURRENT ACCOUNT WITH CLP POWER HONG KONG LIMITED

The amount due from CLP Power mainly represents sales of electricity for the month of December 2004, to be settled in the following month.

12.	BANK LOANS AND OTHER BORROWINGS

		Note	2003	2004
			HK$M	HK$M

(a)	Amount included in current liabilities
	Short-term bank loans	12(c)	1,116	1,235

	Current portion of long-term liabilities
	Bank loans		1,592	1,615
	Other borrowings		51	51

			1,643	1,666

			2,759	2,901

(b)	Amounts shown as long-term loans and other borrowings
	Bank loans
	Wholly repayable within 5 years		4,030	2,805
	Not wholly repayable within 5 years		4,418	5,390

		12(c)	8,448	8,195
	Other borrowings
	Wholly repayable within 5 years	12(d)	206	155

			8,654	8,350
	Current portion of long-term liabilities		(1,643)	(1,666)

			7,011	6,684

CASTLE PEAK POWER COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

12.	BANK LOANS AND OTHER BORROWINGS (Continued)

(c)	The total bank loan balances of HK$9,430 million as at December 31, 2004 (2003: HK$9,564 million) comprised of:

i)	Export Credit Agencies (ECA) loans of HK$1,099 million (2003: HK$1,312 million) relating to the purchase of fixed assets with interest rate of 7.16% per annum (2003: 7.16% per annum);

ii)	fixed rate bank loans of HK$5,755 million (2003: HK$4,904 million) with interest rates after swap ranged from 4.37% to 6.13% per annum (2003: 4.37% to 6.13% per annum); and

iii)	variable rate loans of HK$2,576 million (2003: HK$3,348 million).

(d)	Other borrowings represent:

	2003	2004
	HK$M	HK$M

Private Placement
On a 15-year amortizing basis	206	155

13.	SHARE CAPITAL

	2003	2004
	HK$M	HK$M

Authorized:
1,000,000 (2003: 1,000,000) shares of HK$100 each	100	100

Issued and fully paid:
500,000 (2003: 500,000) shares of HK$100 each	50	50

14.	ADVANCES FROM SHAREHOLDERS

	2003	2004
	HK$M	HK$M

ExxonMobil Energy Limited	8,503	9,056
CLP Power	5,768	6,115

	14,271	15,171

The advances are unsecured, interest free and have no fixed terms of repayment, except for advances totalling of HK$78 million from CLP Power, which represent a special loan repayable in full on September 30, 2008.

CASTLE PEAK POWER COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

15.	DEFERRED TAXATION

Deferred taxation is calculated in full on temporary differences under the liability method using the taxation rate enacted at the balance sheet date of 17.5% (2003: 17.5%). The deferred taxation charge for the year was mainly attributable to accelerated taxation depreciation.

The movement on the deferred tax liabilities account is as follows :

	2003	2004
	HK$M	HK$M

As at January 1 (a)	2,540	2,827
Effect of change (b)	241	—
Charged to profit and loss account (Note 7)	46	20

As at December 31	2,827	2,847

(a)	Prior to 2003, the Company recognized deferred taxation arising from timing differences attributable to accelerated depreciation at the profits tax rate in force in the year in which the differences arose. Statement of Standard Accounting Practice (“SSAP”) No.12 (Revised) “Income Taxes” requires the provision of deferred taxation on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the accounts using the profits tax rate enacted, or substantively enacted, at the balance sheet date. On adoption of SSAP No.12 (Revised) in 2003, the deferred tax liabilities at January 1, 2003 was restated and resulted in a decrease of HK$166 million to account for the over-provision of deferred taxation due to the tax rates changes and temporary differences in prior periods with a corresponding adjustment made to creditors.

(b)	As a result of the increase in the profits tax rate from 16% to 17.5% and change in temporary differences in 2003, additional deferred taxation of HK$241 million was recognized. The Company believes that such amount will be recoverable from the Scheme of Control. The corresponding movement of HK$241 million has resulted in a net receivable of HK$75 million being recognized (Note 10).

CASTLE PEAK POWER COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

16.	RECONCILIATION OF PROFIT BEFORE TAXATION TO CASH GENERATED FROM OPERATIONS

	2002	2003	2004
	HK$M	HK$M	HK$M

Profit before taxation	3,917	4,278	4,420
Adjustment for:
Finance costs	559	385	265

Operating Profit	4,476	4,663	4,685
Adjustment for:
Loss on disposal of fixed assets	83	40	81
Depreciation	1,442	1,468	1,583
Other financing costs	(23)	(20)	8

Operating profit before working capital changes	5,978	6,151	6,357
Increase in fuel and stores	(35)	(14)	(130)
Decrease/(Increase) in sundry debtors and prepayments	1	(29)	14
(Increase)/Decrease in current account with CLP Power	(23)	(134)	61
Increase/(Decrease) in creditors	104	103	(109)

Cash generated from operations	6,025	6,077	6,193

17.	INTEREST RATE SWAP CONTRACTS

As at December 31, 2004, the Company had two interest rate swap contracts outstanding under which the Company pays fixed rate and receives floating rate interest. These contracts have a principal amount of HK$4,378 million (2003: HK$4,548 million) and their effective interest rates for interest payments due from 2005 to 2012 are 4.37% and 4.70% respectively.

18.	COMMITMENT

(a)	Capital expenditure authorized by the Board and not provided in the accounts at December 31, 2004 amounted to HK$2,216 million (2003: HK$2,989 million). Of this amount, contracts had been entered into at December 31, 2004 for HK$233 million (2003: HK$900 million). No forward exchange contracts have been arranged for settlement of these contracts (2003: Nil).

(b)	Natural gas for the Black Point Power Station is purchased by the Company on a take-or-pay basis pursuant to a 20-year contract which commenced in January 1996. The prices for the gas are determined by reference to a base price adjusted annually according to certain market and economic indices.

CASTLE PEAK POWER COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

19.	RELATED PARTY TRANSACTIONS

The following is a summary of significant related party transactions between the Company and CLP Power, in addition to those disclosed in Notes 11 and 14, which were carried out in the normal course of business during the year ended December 31, 2004:

	2002	2003	2004
	HK$M	HK$M	HK$M

Sale of electricity to CLP Power (a)	10,191	10,431	10,923
Costs reimbursed to CLP Power (b)	970	1,025	1,071

(a)	The Company sells electricity to CLP Power (Note 3) at cost plus profit calculated in accordance with the Scheme. CLP Power owns a 40% share in the Company.

(b)	In accordance with the Operating Service Agreement between CLP Power and the Company, CLP Power is responsible to the Company for the efficient and proper construction, commissioning, operation and maintenance of the electricity generating facilities of the Company. In return, the Company reimburses CLP Power for all costs incurred in performance of the agreement. The portion of the amount recharged by CLP Power which is accounted for as operating expenses by the Company is covered under the electricity sales in (a) above.

20.	PRINCIPAL ACTIVITY

The principal activity of the Company is the generation and sale of electricity to CLP Power.

21.	ULTIMATE HOLDING COMPANY

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

The accounts were approved by the Board on February 18, 2005.